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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

State of Israel	0000052749
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2005	~~N/A~~ 2-94917
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Identify the provision of Reg. S-T under which this exhibit is being filed in paper: X Rule 311 (Permitted Paper Exhibit)

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 28, 2006.

STATE OF ISRAEL

By: ______________________
Name: Zvi Chalamish
Title: Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

By: ______________________
Name: Ran Alon
Title: Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 30 2006
WASH. D.C.
199

STATE OF ISRAEL

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the State of Israel's Annual Report on Form 18-K for the year ended December 31, 2005, pursuant to Rule 306(c) under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C: Copy of the State Budget Proposal for Fiscal Year 2006 (in Hebrew).

TABBEG

TABBEG

EXH

EXH

EXHIBIT C

תקציב המדינה
הצעה לשנת הכספים
2006

עיקרי התקציב
ותכנית תקציב רב-שנתית

ירושלים　　　תשרי התשס"ו　　　אוקטובר 2005

אל הקורא,

חוברת זו מרכזת בצורה תמציתית את עיקריה של הצעת התקציב לשנת 2006. חומר נוסף הקשור לפעולות הממשלה ניתן למצוא בחוברות המפורטות של הצעת תקציב זו.

תוכן העניינים

חלק א: מסמכי התקציב

עמוד

חלק ב: סקירה כללית

חלק ג: סקירה עיקרי הפעולות

חלק ד: הכנסות המדינה ממסים

חלק ה: תכנית תקציב רב-שנתי
מונחת על שולחן הכנסת

חלק ו: נספחים

לוחות

חלק א

חוק התקציב
לשנת הכספים 2006, התשס"ו-2005

הצעת חוק התקציב לשנת הכספים 2006, התשס"ו–2005

הצעת התקציב לשנת הכספים 2005

תחזית התקבולים והמילוות לשנת הכספים 2006

אומדן הטבות המס לשנת 2006

הצעת תקציב המפעלים העסקיים לשנת הכספים 2006

הצעת חוק התקציב לשנת הכספים 2006 התשס"ו-2005

הגדרות 1. בחוק זה -

"סעיף תקציב" - סכום או מספר משרות הנקובים בשורת הכותרת שסימנה קו כפול מקוטע.

"תחום פעולה" - סכום או מספר משרות הנקובים בשורת הכותרת שסימנה קו נקודה.

"תכנית" - סכום או מספר משרות הנקובים בשורה בלי סימון.

"שנת הכספים 2006" - התקופה המתחילה ביום א' בטבת התשס"ו (1 בינואר 2006) והמסתיימת ביום י' בטבת התשס"ז (31 בדצמבר 2006).

כל מונח אחר - כמשמעותו בחוק יסודות התקציב, התשמ"ה - 1985 (להלן - חוק יסודות התקציב).

תקציב ההוצאה וחלוקתו 2. הממשלה רשאית להוציא בשנת הכספים 2006 סכום של 271,437,014 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הראשון של התוספת הראשונה הנקרא "הוצאה".

תקציב ההוצאה המותנית בהכנסה 3. בנוסף לכל הסכומים שהממשלה רשאית להוציא לפי סעיף 2, היא רשאית להוציא בשנת הכספים 2006, כהוצאה מותנית בהכנסה, 12,772,986 אלף ש"ח. חלוקת סכום זה לחלקים וכל חלק ממנו לסעיפי תקציב לתחומי פעולה ולתכניות, תהיה כמפורט בטור השני של התוספת הראשונה הנקרא "הוצאה מותנית בהכנסה".

שיא כוח אדם 4. הממשלה רשאית, בשנת הכספים 2006, למלא 56,425 משרות. חלוקת מספר זה לחלקים, וכל חלק ממנו לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור הרביעי של התוספת הראשונה הנקרא "שיא כוח אדם".

תקציב מפעלים עסקיים 5. א. בנוסף לסכומים שהממשלה רשאית להוציא לפי סעיפים 2 ו-3, היא רשאית להוציא בשנת הכספים 2006 את הסכומים הנקובים בטור הראשון של החלק השני בתוספת השנייה (להלן - תקציב מפעלים עסקיים). חלוקת סכומים אלה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט באותו החלק.

ב. בנוסף למספר המשרות שהממשלה רשאית למלא לפי סעיף 4, בשנת הכספים 2006, היא רשאית למלא 18,133.5 משרות במפעלים העסקיים. חלוקת מספר זה לסעיפי תקציב, לתחומי פעולה ולתכניות, תהיה כמפורט בטור השלישי של החלק השני של תקציב המפעלים העסקיים.

ג. תחזית ההכנסות לכיסוי תקציב המפעלים העסקיים בשנת הכספים 2006 היא כמפורט בחלק הראשון של התוספת השנייה.

הוראות לעניין סעיפים מסוימים 6. לפי בקשת שר האוצר לגבי שימוש ברזרבה הכללית, לפי סעיף 12 לחוק יסודות התקציב, למטרה שבמסגרת הפעילות של משרד ראש הממשלה - תבוא, במקום הועדה, ועדה מיוחדת שתמנה ועדת החוץ והבטחון של הכנסת מקרב חבריה.

תחילה 7. תחילתו של חוק זה ביום א' בטבת התשס"ו (1 בינואר 2006).

פרסום 8. חוק זה יפורסם ברשומות תוך שלושה חודשים מיום קבלתו.

הצעת התקציב לשנת הכספים 2006

(באלפי ש"ח)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
	סה"כ כללי	271,437,014	12,772,986	62,070,630	56,425
	========	========	=======	=======	=====
חלק א'	תקציב רגיל	[illegible]	11,482,534	48,417,783	[illegible]
חלק ב'	תקציב פיתוח וחשבון הון	[illegible]	[illegible]	[illegible]	
חלק ג'	החזר חובות לבנק ישראל				
	חלק א': תקציב רגיל	**199,972,062**	**11,482,534**	**48,417,783**	**56,425**
	-----------	-----------	-----------	-----------	-----------
	מימשל ומינהל	**25,245,118**	**2,133,890**	**2,371,275**	**37,038**
	=========	=========	=======	=======	=====
01	נשיא המדינה	[illegible]	618		[illegible]
02	כנסת	[illegible]	[illegible]	[illegible]	[illegible]
03	חברי ממשלה	[illegible]			
04	משרד ראש הממשלה	[illegible]	[illegible]	[illegible]	[illegible]
05	משרד האוצר	[illegible]	[illegible]		[illegible]
06	משרד הפנים	[illegible]	45,824	[illegible]	[illegible]
07	המשרד לביטחון הפנים	[illegible]	446,186	[illegible]	[illegible]
08	משרד המשפטים	[illegible]	472,204		[illegible]
09	משרד החוץ	[illegible]	[illegible]		[illegible]
11	משרד מבקר המדינה **	214,238			[illegible]
[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
14	בחירות ומפלגות	[illegible]			
19	משרד המדע	[illegible]	35,275	[illegible]	[illegible]
[illegible]	המשרד לאיכות הסביבה	[illegible]	[illegible]	[illegible]	[illegible]
43	[illegible]	[illegible]			[illegible]
	ביטחון	**42,452,051**	**3,651,601**	**31,471,516**	**1,912**
	=====	=========	=======	=======	=====
15	משרד הביטחון	[illegible]	[illegible]	[illegible]	[illegible]
16	הוצאות חירום אזרחיות	[illegible]		111,367	
17	תיאום הפעולות בשטחים	[illegible]	[illegible]	[illegible]	[illegible]

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב.
פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

הצעת התקציב לשנת הכספים 2006 (המשך)

(באלפי ש"ח)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
18	רשויות מקומיות	3,731,711			
	========	========			
	שירותי חברה	88,723,090	4,799,253	2,692,759	12,890
	========	========	=======	=======	=====
20	משרד החינוך	[illegible]	1,476,260	1,655,566	[illegible]
21	ההשכלה הגבוהה	[illegible]	[illegible]		
22	המשרד לשירותי דת				
23	משרד הרווחה	[illegible]	1,142,[illegible]	[illegible]	[illegible]
24	משרד הבריאות	14,[illegible]	2,[illegible]	[illegible]	[illegible]
27	העברות לביטוח לאומי	[illegible]			
25	תגמולים לנכים	[illegible]	1,812		[illegible]
29	משרד הבינוי והשיכון	[illegible]	[illegible]		[illegible]
30	המשרד לקליטת עלייה	[illegible]	[illegible]	[illegible]	[illegible]
32	תמיכות שונות	[illegible]	[illegible]	[illegible]	
46	חוק חיילים משוחררים	1,[illegible],115			22
56	[illegible]				
	[illegible]	[illegible]			
	בכלל המשק	6,939,874	897,790	2,336,378	4,088
	=========	=======	======	========	====
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
34	[illegible]	[illegible]	[illegible]		[illegible]
35	הוועדה לאנרגיה אטומית	[illegible]			
36	משרד התעשייה, המסחר והתעסוקה	[illegible]	53,[illegible]	[illegible]	[illegible]
37	משרד התיירות	[illegible]	12,[illegible]	29,[illegible]	[illegible]
38	תמיכות בענפי משק	[illegible]	[illegible]	1,[illegible]	
39	[illegible]	[illegible]	[illegible]		[illegible]
40	משרד התחבורה	[illegible]	[illegible]		[illegible]
42	[illegible]	[illegible]	[illegible]	[illegible]	
43	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
28	תחזוקת כבישים בינעירוניים				
54	[illegible]	[illegible]	[illegible]		

הצעת התקציב לשנת הכספים 2006 (המשך)

(באלפי ש"ח)

	ריכוז התוספת הראשונה	הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
44	סבסוד אשראי	35,450			
45	תשלום ריבית ועמלות	35,496,000			
	רזרבות	5,360,588		9,546,035	407
47	רזרבה כללית	[illegible]		9,546,035	407
	חלק ב': תקציב פיתוח וחשבון הון	71,464,133	1,290,452	13,652,847	
	תקציב פיתוח	12,379,132	1,290,452	13,652,847	
	השקעות במימשל ומינהל	547,621	131,256	3,278,288	
51	דיור ממשלתי	6,900	48,908	839,318	
52	משטרה ובתי סוהר	264,675	32,343	2,176,345	
53	בתי משפט	192,316	1,000	144,241	
55	אוצר	76,730	29,605	118,354	
57	**רשויות מקומיות**	15,933			
	השקעות בשירותי חברה	3,994,016	1,028,745	4,316,405	
60	חינוך	525,503		434,017	
67	בריאות	145,603	80,623	182,932	
70	שיכון	3,322,310	948,122	3,699,456	
	השקעות בענפי משק	7,821,562	130,451	6,058,154	
58	תאגידים עירוניים מים וביוב	25,511		364,137	
73	מפעלי מים	448,643	6,000	521,879	
76	פיתוח תעשייה	49,945	40,000	91,875	

הצעת התקציב לשנת הכספים 2006 (המשך)

(באלפי ש"ח)

ריכוז התוספת הראשונה		הוצאה	הוצאה מותנית בהכנסה	הרשאה להתחייב	שיא כוח אדם
78	תיירות	89,946	25,000	87,256	
79	פיתוח תחבורה	4,076,481		3,311,164	
83	הוצאות פיתוח שונות	3,131,036	59,451	1,681,843	
84	תשלום חובות	59,385,000			

תחזית התקבולים והמילוות לשנת הכספים 2006
(באלפי ש"ח)

		הצעת חוק לשנת 2006
	סך-הכל כללי	**271,437,014**
	חלק א': תקבולים שוטפים	199,972,882
	חלק ב': תקבולים ממילוות והשבון הון	71,464,132
	חלק ג': תקבולים מבנק ישראל	
	חלק א': תקבולים שוטפים	199,972,882
	מסים ותשלומי חובה	169,200,000
	מסי הכנסה ורכוש	88,600,000
001	מס הכנסה	75,500,000
002	מס ערך מוסף על מלכרי"ם ומוסדות פיננסיים	7,700,000
003	מס שבח	1,400,000
004	מס רכישה	2,000,000
005	מס מכירה ומס רכוש	200,000
007	מס מעסיקים	1,800,000
	מסי הוצאה	80,600,000
011	מכס והיטל על הייבוא	2,000,000
012	מע"מ, כולל מע"מ על ייבוא ביטחוני	49,700,000
013	מס קנייה	12,400,000
015	בלו	900,000
018	מס דלק	9,900,000
020	מס בולים	400,000
024	אגרות כלי רכב	2,300,000
025	אגרות ורשיונות אחרים	3,000,000
	ריבית ורווחים	2,450,000
034	ריבית במט"ח	150,000
035	ריבית בשקלים	2,300,000

תחזית התקבולים והמילוות לשנת הכספים 2006 (המשך)
(באלפי ש"ח)

		הצעת חוק לשנת 2006
	תמלוגים	1,105,677
042	תמלוגים ממפעלים עיסקיים	
043	תמלוגים מאוצרות טבע	233,911
044	תמלוגים מחברות ממשלתיות	274,500
045	דיבידנדים מחברות ממשלתיות	597,266
	תקבולים שונים	1,380,508
046	החזר על חשבון תקציב שנים קודמות	82,580
047	הכנסות משירותים שונים	930,233
050	דמי שימוש בנכסים ממשלתיים	195,357
048	הכנסה מיועדת מעל האומדן	172,338
049	ריווחי בנק ישראל שמומשו	
	העברה מחלק ב'	25,836,697
	חלק ב': תקבולים ממילוות וחשבת הון	**71,464,132**
	החזר השקעות והלוואות הממשלה	6,272,000
051	גביית קרן בשקלים	5,700,000
053	גביית קרן במט"ח	40,000
076	הכנסות ממכירת קרקעות מדינה	532,000
	הפרשות לפנסיה ולפיצויים	24,548
071	הפרשות יחידות משקיות	41
072	הפרשות מפעלים עיסקיים	11,152
073	הפרשות לפנסיה-חברות	13,355
	הכנסות הון	2,000,000
075	הכנסה ממכירת חברות ובנקים	2,000,000
	מילוות בארץ	61,462,281

תחזית התקבולים והמילוות לשנת הכספים 2006 (המשך)

(באלפי ש"ח)

		הצעת חוק לשנת 2006
081	מילווה מהמוסד לביטוח לאומי	12,411,000
092	הכנסה מאמיסיות והפקדות	49,051,281
	מילוות ומענקים מחו"ל	27,542,000
	------------------------	------------
900	מילווה עצמאות ופיתוח	4,570,000
901	בניכוי: הוצאות הפצה	-219,186
	מילוות ומענקים מארה"ב:	
902	- ביטחון	10,488,000
904	- סיוע אזרחי	1,104,000
907	- מילוות אחרים	11,599,186
908	הלוואות בנקאיות	
	העברה לחלק א'	-25,836,697
	------------------------	------------

אומדן הטבות המס לשנת הכספים 2006

(באלפי ש"ח)

סך הכל	**27,120**		
מסים ישירים	**23,040**		
הטבות לגורמי ייצור	3,300		
החוק לעידוד השקעות הון :		2,000	
- כללי			100
- משקיעי - חוץ			500
- מסלול חלופי			1,400
מחקר ופיתוח , חיפושי נפט וסרטים		50	
זיכוי לעובדי משמרות		150	
החוק לעידוד התעשייה		–	
הטבות לשוק ההון	13,700		
מס מוגבל ל-20% על רווחי הון (לא כולל בורסה)		800	
פחת מואץ		300	
קופות גמל, נטו :			
- הטבות בעת ההפקדה		6,400	
- בניכוי מסוי בעת המשיכה			8,000
קרנות השתלמות			−1,600
הכנסה מריבית על אפיקים צמודים		2,500	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		3,000	
רווחי הון בבורסה		600	
דחיית מס בחלוקת אופציות לעובדים		1,200	
רווחה ופיזור אוכלוסייה	3,600		
פטור ממס הכנסה למלכ"ר		–	
פטור לקצבאות משרד הביטחון		400	
פטור לקצבאות הביטוח הלאומי		1,500	
- קצבאות ילדים			850
- קצבאות זיקנה ושארים			550
- קצבאות אחרות			100
זיכוי לעולים חדשים		30	
זיכוי בשל הוצאות רפואיות		30	
זיכוי למטולי - יכולת		30	
זיכוי לתרומות		160	
הטבות מעיירות ולנכים		200	

אומדן הטבות המס לשנת הכספים 2006 (המשך)

(באלפי ש"ח)

סך הכל		
זיכוי לתושבים באזורי פיתוח		630
זיכוי למעבידים באילת		80
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	1,720	
זיכוי למשפחות חד -הוריות		60
חצי נקודת זיכוי לנשים		550
זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)		1,080
זיכוי בגין בן זוג לא עובד		30
הטבות שונות במס הכנסה	660	
הכנסות מהימורים		190
פטור להשכרת דירות מגורים		350
חיילים משוחררים		40
ספורטאים ועיתונאים זרים		20
סטודנטים		60
הטבות במיסי נדל"ן		
הנחות במס רכישה		0
פטור ממס שבח לדירת מגורים		0
מס שבח מוגבל לנכסים היסטוריים		200
מס שבח מוגבל ל-25%		400
מסים עקיפים	3,980	
מכס ומס קנייה	980	
עולים חדשים		70
תושבים חוזרים		10
תיירים ישראלים		250
חלקים לרכב (כריות אויר ו-ABS)		500
פטורים מותנים		150
מס ערך מוסף	3,000	
פירות וירקות		1,650
שירותי תיירות		900
חוק אילת		450
אגרות	100	

המקור: מינהל הכנסות המדינה

* האומדן מותנה באישור הצעות החקיקה, שהגישה הממשלה במסגרת תקציב 2006, על ידי הכנסת.

הצעת תקציב המפעלים העסקיים לשנת הכספים 2006

(באלפי ש"ח)

	ריכוז התוספת השנייה	הכנסה הוצאה	הרשאה להתחייב	שיא כוח אדם
	סך-הכל הכנסות	**9,768,721**		
	===========	=======		
89	מפעלי משרד ראש הממשלה ומשרד האוצר	276,382		
94	בתי חולים ממשלתיים	5,556,974		
95	נמל יפו ונמל חדרה	25,365		
96	בנק הדואר	310,000		
98	מינהל מקרקעי ישראל	3,600,000		
	סך-הכל הוצאות	**9,768,721**	**1,432,938**	**18,133**
	===========	=======	=======	======
89	מפעלי משרד ראש הממשלה ומשרד האוצר	76,382		103
94	בתי חולים ממשלתיים	5,556,974		17,546
95	נמל יפו ונמל חדרה	25,365		5
96	בנק הדואר	310,000		3
98	מינהל מקרקעי ישראל	3,600,000	1,432,938	476

חלק ב

סקירה כללית

מדיניות התקציב לשנת 2006

היקף התקציב

- הצעת תקציב המדינה לשנת 2006 מסתכמת בכ-271.4 מיליארד ש"ח.
- הצעת תקציב הפעולות, הכולל את ההוצאה המותנית בהכנסה, מסתכמת בכ-284.2 מיליארד ש"ח.
- היקף ההוצאה, ללא החזר חובות (קרן), מסתכם בכ-231.8 מיליארד ש"ח.
- סך ההוצאה התקציבית ברוטו (ללא קרן) מהווה כ-40.3% מהתוצר המקומי הגולמי החזוי.

יעדי המדיניות הכלכלית והתקציב לשנת 2006

לאחר תקופה ממושכת שבה שיעורי הצמיחה במשק היו נמוכים משיעורי הצמיחה בעולם, התהפכה המגמה, ובמהלך שנת 2004 צמח המשק הישראלי ב-4.4% בממוצע, שיעור גבוה יותר משיעור הצמיחה בעולם. במחצית הראשונה של שנת 2005 צמח המשק בקצב של 4.9% בשיעור שנתי, תוך עלייה בשיעור של 6.1% בתוצר העסקי. שיעור הצמיחה בפועל ב-2005 צפוי להיות גבוה משיעור הצמיחה החזוי (3.8%) בבסיס תקציב 2005.

למרות ההשפעה הניכרת של הצמיחה בעולם על המשק הישראלי, חשוב להדגיש כי גורמים מקומיים, ובראש ובראשונה המדיניות הכלכלית והמצב הביטחוני, השפיעו על קצב הצמיחה הגבוה במשק. תחזית הצמיחה לשנת 2006 עומדת על 3.9% ותחזית הצמיחה לנפש – על 2.2%. תחזית צמיחה זו משקפת שיעור צמיחה הגבוה מהשיעור החזוי ברוב מדינות המערב. הצמיחה נתמכת על ידי המשך התרחבות הסחר העולמי, הרפורמות המבניות בכלכלה הישראלית, מדיניות פיסקאלית מרסנת, היעדר לחצים אינפלציוניים משמעותיים והרגיעה הביטחונית. הפרמטרים האמורים הם המאפשרים סביבת ריבית ריאלית נמוכה התומכת בצמיחה.

למרות האמור, תחזית זו אינה מספקת ויש לשאוף ולהוביל למדיניות שתתמוך בהשגת יעד גבוה יותר של לפחות 2.5%-3% צמיחה לנפש בחמש השנים הקרובות.

תעסוקה

ברבעון הראשון והשני של 2005 חלה ירידה משמעותית בשיעור האבטלה ל-9.1% מכוח העבודה, וזאת בהשוואה לשיעור אבטלה של 10.4% בממוצע שנתי ב-2004.

הירידה באבטלה משקפת יצירת מקומות עבודה חדשים כתוצאה מהצמיחה במשק ובמיוחד מהתרחבות התוצר העסקי. מספר המועסקים הישראלים גדל בשנת 2004 בכ-3% בממוצע שנתי (כ-70.6 אלף מועסקים), כולם במגזר העסקי. בין ממוצע שנת 2004 לרבעון השני של 2005 גדל מספר המועסקים ב-3.8% (כ-90 אלף מועסקים). יחד עם זאת, יש להדגיש שחלה מגמת עלייה במספר המועסקים שעברו ממשרות חלקיות למשרות מלאות. מספר המועסקים במשרות חלקיות על פי נתונים מנוכי עונתיות של הלשכה המרכזית לסטטיסטיקה, קטן ברבעון השני של שנת 2005 בכ-5%.

שיעור ההשתתפות ושיעור האבטלה: 2006-2000


10.3%
55.7%
55.1%
55.2%
55.3%
54.8%
54.6%
54.8%
54.5%
54.3%
54.2%
54.1%
8.7%
2000
2001
2002
2003
2004Q1
2004Q2
2004Q3
2004Q3
2005Q1
2005Q2
תחזית 2006

מקור: הלשכה המרכזית לסטטיסטיקה

המשך צמצום מספר העובדים הזרים הגדיל את מספר מקומות העבודה הפנויים לישראלים, וכך נוצרו הזדמנויות תעסוקה נוספות למי שאינם מועסקים כיום. המשך הגדלת היקף תעסוקת ישראלים והעלאת שיעור ההשתתפות בכוח העבודה, כפי שמוצע בתכנית הכלכלית לשנת 2006, הוא תנאי הכרחי לצמצום הפערים הכלכליים בחברה הישראלית.

שיעור ההשתתפות של ישראלים בכוח העבודה צפוי לעלות על 55.5% בשנת 2006. לשם השוואה, שיעור ההשתתפות בשנת 2003 עמד על 54.5%. התממשות שני פרמטרים אלה, המשפיעים באופן מנוגד על רמת האבטלה, יביא לירידת שיעור האבטלה לרמה ממוצעת של 8.7% בשנת 2006.

התכנית הכלכלית לשנת 2006

בהצעת התקציב לשנת 2006, תוך שמירה על מסגרת ההוצאה התקציבית על פי הקבוע בחוק, שמה הממשלה דגש על עידוד אוכלוסיות שאינן עובדות להשתלב בשוק העבודה, חיזוק מגזר המיעוטים, הגברת הביטחון האישי והמשך מתן סיוע לאוכלוסיות חלשות שאינן מסוגלות לעבוד.

בהצעת התכנית הכלכלית לשנת 2006 מובאים בין השאר הצעדים הבאים:

סדרי עדיפויות לשנת 2006

- **תוספת כיתות לימוד**
כדי לענות על הצרכים הנובעים מהגידול הטבעי של מערכת החינוך והקמתם של בתי ספר ביישובים ובשכונות החדשות, הוחלט לבנות 200 כיתות לימוד בנוסף ל-500 כיתות לימוד שייבנו על ידי משרד החינוך ומאות כיתות שייבנו על ידי מפעל הפיס. במסגרת התכנית לשנת 2006 ייבנו כיתות לימוד באזור הנגב למגזרי המיעוטים וביישובים החדשים.

- **הרחבת סל הבריאות**
במסגרת הצעת התקציב לשנת 2006 תינתן תוספת תקציבית של 220 מיליון ש"ח למימון טכנולוגיות חדשות ולהוספת תרופות לסל הבריאות.

- **המשך תקצוב תכנית ההתנתקות**
במסגרת הצעת התקציב לשנת 2006 יוקצו 2.2 מיליארד ש"ח להשלמת תכנית ההתנתקות.

- **הרחבת ההשקעה בכבישים**
במסגרת הצעת התקציב לשנת 2006 מוקצים כ-3.3 מליארד ש"ח לפיתוח תשתיות כבישים, מתוכם כ-850 מיליון ש"ח לכבישים עירוניים וכ-2.5 מיליארד ש"ח כחלק מתכנית תומש יוקצו לכבישים בין-עירוניים.

- **הקצאת תקציבים ייעודים לפיתוח הנגב והגליל**
במסגרת הצעת התקציב לשנת 2006 יופנו תקציבים תוספתיים ניכרים לפריפריה - הן מאיגום משאבים בין-משרדי והן מכספי סיוע מארה"ב, אם יאושרו.

- **ביטחון אישי ומלחמה באלימות**
במסגרת הצעת התקציב לשנת 2006, ניתנה תוספת תקציבית בסך של כ-400 מיליון ש"ח, המופנית למאבק באלימות בישראל.

- **עידוד העלייה**
תגבור מיזם "מסע" ומיזם "תגלית" להבאת בני נוער מהתפוצות לביקור או ללימודים בישראל. קליטה מהירה - עידוד הבאת אלפי עולים במסלולים חדשים (מיזם "נפש בנפש"). היקף התוספת לנושאים אלו יעמוד בשנת 2006 על כ-115 מיליון ש"ח.

- **תקציבים ייעודיים למגזרי המיעוטים**
על מנת לצמצם את הפערים בחברה הישראלית הוספו 175 מליון ש"ח למגזרי המיעוטים. תכנית מפורטת תגובש במהלך שנת 2006, על ידי משרד ראש הממשלה, ותכלול בנוסף לסכום האמור איגום משאבים בין-משרדי.

- **עידוד אוכלוסיות חלשות להשתלב בשוק העבודה**
עידוד תעסוקת נכים ותכניות תעסוקה בקרב אוכלוסיות חלשות.
הרחבת היצע מעונות היום והגדלת הסבסוד הממשלתי במטרה לעודד אמהות להשתלב בשוק העבודה.

- **חיזוק ירושלים**
פיתוח מרחב אגן העיר העתיקה והר הזיתים בהתאם לתכנית שתסוכם על ידי מנכ"ל משרד ראש הממשלה והממונה על התקציבים.

ביסוס הצמיחה

התכנית הכלכלית להמשך ביסוס הצמיחה בשנת 2006 באה כהמשך ישיר לצעדי המדיניות הכלכלית שננקטו עד כה. כדי לשמר את הישגי שלוש השנים האחרונות, יש צורך במדיניות עקבית ארוכת טווח. מדיניות זו תבסס את כלכלת ישראל כמשק חופשי ודינאמי, בעל שירות ציבורי יעיל וסקטור פרטי תחרותי המספק מקומות תעסוקה, שירותים ומוצרים זמינים במחירים נמוכים לאזרחי ישראל.

באמצעות צמיחה עקבית של יותר מ-4% מדי שנה עד סוף העשור, תוכל ישראל להמשיך ולסגור את הפיגור בהכנסה לנפש בינה לבין המדינות המתקדמות (OECD), לצמצם את הפערים החברתיים ולחולל את השיפור החברתי המשמעותי ביותר - המעבר מאבטלה לעבודה.

מסגרת התקציב

מסגרת התקציב ומבנהו נועדו להשיג יעדי מדיניות פיסקלית בהתאם למגמות המקובלות במדינות המפותחות בתחומים הבאים:

הורדה הדרגתית של סך ההוצאה הממשלתית ביחס לתוצר

מגזר ציבורי בלתי יעיל ומנופח פוגע בפוטנציאל הצמיחה של המשק, שכן הוא מונע משאבים מהמגזר העסקי היצרני. זאת ועוד, המגזר העסקי הוא זה שבפעילותו הכלכלית ממנן את מרב ההוצאות של המגזר הציבורי. בשל תולדת התפתחותו הייחודית של המשק הישראלי ולמרות המדיניות הפיסקלית המרסנת במהלך שלוש השנים האחרונות חלקו של המגזר הציבורי בתוצר עדיין גבוה בהשוואה לרוב המדינות המערביות.

בשנים 2001–2002 חלה מגמת עלייה בשיעור ההוצאה הממשלתית כאחוז מהתוצר. במטרה להפוך את המגמה האמורה, החליטה הממשלה, במסגרת הדיונים על המדיניות הכלכלית לשנת 2004, על תיקון חוק הפחתת הגירעון, כך שההוצאה הממשלתית לא תעלה ביותר מאחוז אחד בשנה, בכל אחת מהשנים 2005–2010. במקביל ננקטו מהלכים נחרצים לריסון ההוצאה הציבורית במהלך 2004 (בהמשך לקיצוץ עמוק בשנת 2003) ובמסגרת התקציב לשנת 2005. מהלכים אלה, בנוסף לריביות הנמוכות יחסית בארץ ובעולם הובילו לקיטון הצריכה הציבורית ביחס לתוצר בשנת 2004 ובשנת 2005.

מדיניות זו תאפשר את המשך הקטנת חלקה של הממשלה ושל המגזר הציבורי כאחוז מהתמ"ג, תוך פינוי משאבים למגזר העסקי.

על אף השיפור, ישראל עדיין מפגרת אחר המדינות המתקדמות. גם בניכוי הוצאות הביטחון, ההוצאה הציבורית בישראל גדולה בהשוואה למדינות אלה. המשמעות היא שבישראל קיים פוטנציאל צמיחה גדול הנבלם עקב המשקל הגבוה של ההוצאה הציבורית. מימוש פוטנציאל זה תלוי בהמשך יישום המדיניות הכלכלית: הפחתה מדי שנה של חלקה של ההוצאה הציבורית מהתוצר, ובמקביל – הפחתת נטל המס לאזרחים ולחברות במשק.

תקציב המדינה כאחוז מהתוצר: 1998-2006
הוצאת התקציב ללא החזר חובות (קרן)


אחוזי תוצר
50
45
40
35
30
42.8
41.6
40.5
42.7
44.1
43.9
42.6
41.7
40.3
1998
1999
2000
2001
2002
2003
2004
2005*
2006**
מקור: אגף התקציבים
* תקציב מקורי ביחס לתוצר חזוי במחירים שוטפים.
** הצעת התקציב ביחס לתוצר חזוי במחירים שוטפים.

שמירה על יעד גירעון של 3% בשנת 2006

גירעון ממשלתי נמוך משדר למגזר העסקי מסר של יציבות ומֵקל עליו במימון השקעותיו. במרבית המדינות המפותחות, כחלק מתהליך של הקטנת החוב הציבורי, צומצם באופן ניכר בשנים האחרונות הגירעון הממשלתי וחלקן אף נמצאות בעודף תקציבי. בשנת 2005 הגירעון הממשלתי הכולל (ללא מתן אשראי) צפוי לעמוד על כ־3.0%–3.4% מהתוצר. התוצר החזוי בשנת 2006 הוא כ־575 מיליארד ש"ח.

הפחתת נטל המס

הצמיחה המהירה הנובעת בין היתר ממדיניות הפחתת המסים תלויה בעיקר ביכולת הממשלה לבצע הפחתה מקבילה בהיקף ההוצאה הציבורית. מדיניות אחראית של הפחתת מסים מעודדת צמיחה, מגדילה את ההשקעות, מגבירה את העבודה ומעודדת צריכה. ככל שנטל המס נמוך יותר, קצב הצמיחה גבוה יותר, וככל שנטל המס גבוה יותר, קצב הצמיחה נמוך יותר.

הגירעון בתקציב (ללא אשראי) כאחוז מהתוצר: 1998-2006


אחוזים
0
1
2
3
4
5
6
יעד גירעון מרבי על פי חוק
גירעון בפועל
2.4
2.2
2.0
2.4
2.5
0.7
1.8
4.4
3.9
3.8
3.0
5.6
4.0
3.9
3.4
3.2
3.0
1998
1999
2000
2001
2002
2003
2004
*2005
יעד 2006

מקור: אגף התקציבים

* אומדן

להלן הצעדים העיקריים אותם אישרה הכנסת ביולי 2005 שיישומם יימשך משנת 2006 ועד שנת 2010:

- האצת יישום רפורמת המס הישיר
- הפחתה נוספת של מס על עבודה עד לשיעור מרבי של 44%
- הפחתת שיעור המע"מ ל-16.5%
- הפחתה הדרגתית של מס חברות ל-25%
- העלאה והשוואה של שיעורי המִסוי על שוק ההון
- הגברת האכיפה להרחבת הבסיס המס בתחום תכנוני המס ומִסוי נאמנויות.

חזרה למגמה של הורדת החוב הממשלתי ביחס לתוצר בטווח הזמן הבינוני

לאחר ירידה משמעותית ביחס החוב הממשלתי לתוצר מכ-103% בשנת 1998 לכ-88% בשנת 2000, עלה יחס החוב לתוצר בשנים 2001–2003 והגיע לשיעור של כ-104% בשנת 2003. העלייה ביחס החוב הממשלתי לתוצר נבעה ישירות מהגידול בגירעון הממשלתי ומההאטה בפעילות הכלכלית במשק. בשנת 2004 התייצב החוב הממשלתי סביב 103% תוצר, והחוב צפוי לרדת לשיעור של 101.5% תוצר בשנת 2005 ומתחת ל-100% תוצר בשנת 2006.

גודלו של החוב הממשלתי ביחס לתוצר גבוה בישראל במידה ניכרת בהשוואה לשיעורו במדינות ה־OECD. לשם השוואה, יחס החוב תוצר שנקבע באמנת מאסטריכט עומד על 60% תוצר. המשך נקיטת צעדים להורדת שיעור החוב הציבורי הוא יעד דרוש, על מנת להקל על המגזר העסקי להרחיב את פעילותו וכדי להקטין את תשלומי הריבית בתקציב המדינה. יתרה מכך, הפחתת החוב הציבורי תאפשר לממשלה להקצות בעתיד יותר משאבים תקציביים לסדרי עדיפויות שייקבעו על ידה, וזאת כיוון ששיעור החזרי הקרן והריבית מסך תקציב המדינה יקטן.


החוב הממשלתי הפנימי והחיצוני: 1998-2006*
באחוזי תוצר
אחוזי תוצר
120
100
80
60
40
20
0
103
98
88
93
102
104
103
101.5
99
65
69
1998
1999
2000
2001
2002
2003
2004
2005*
2006*
* אומדן אגף התקציבים - יתרת חוב לסוף תקופה במחירים ממוצעים ביחס לתמ"ג חזוי
מקור: בנק ישראל, הלשכה המרכזית לסטטיסטיקה, עיבודי משרד האוצר

הרכב התקציב

במסגרת הדיונים על תקציב המדינה לשנת 2006 החליטה הממשלה על ביצוע התאמות בתקציב בהיקף של כ־3.5 מיליארד ש"ח. ההתאמות האמורות יאפשרו לפעול להשגת היעדים שפורטו לעיל, תוך המשך יישום הרפורמה במס, המשך יישום תכנית התשתיות וחיזוק חברתי בתחומים שעליהם החליטה הממשלה. ההתאמות בתקציב נדרשות על מנת להמשיך ולעודד את הצמיחה במשק ולאפשר להתמקד בסדרי העדיפויות שהותוו על ידי הממשלה. הצעת התקציב לשנת 2006 כוללת הצעות לייעול המגזר הציבורי, צעדי התייעלות בתקציב הביטחון וכן הפחתת הוצאות כתוצאה מהתייעלות ומשינויים מבניים במגוון תחומים. הצעת התקציב כוללת, כאמור, את המשך יישום הרפורמות במס, המשך השקעה רחבת היקף בתשתיות, מימון תכנית ההתנתקות ומכשול מרחב התפר וצעדים חברתיים, תוך דגש על שיפור החינוך, חיזוק הנגב והגליל ותמיכה באוכלוסיות שאינן מסוגלות להשתלב במעגל העבודה.

השינויים המבניים במשק

כדי לשפר את רמת החיים של כלל אזרחי המדינה, החליטה הממשלה על ביצוע שינויים מבניים במספר תחומים עיקריים, תוך שימת דגש על השלמת הרפורמות המבניות שהוחל בביצוען.

הקטנת המגזר הציבורי

ההוצאה הציבורית בישראל, כאחוז מהתמ"ג, עדיין גבוהה ביחס לממוצע מדינות ה-OECD. אמנם התכנית הכלכלית הצליחה עד כה לצמצם את ההוצאה הציבורית כאחוז מהתמ"ג, אך יש לסגור את רוב הפער עד סוף העשור. זוהי משימה אפשרית שביצועה ישפר את כוחה הכלכלי של מדינת ישראל לבלי הכר, וכדי להשיגה חייבת הממשלה להגביל את הגידול בהוצאותיה. הגבלת גידול ההוצאה הממשלתית ל-1%, תוך צמיחת התמ"ג בכ-4% בשנה, תאפשר להפחית את ההוצאה הציבורית כאחוז מהתמ"ג.


הוצאות הממשלה הרחבה
כאחוז מתוצר, השוואה בינלאומית 2004
אחוזים
65
60
55
50
45
40
35
30
25
58
56
55
51.5
51
50
50
49
49
49
48
48
48
47
44
42
42
41.6
41
39
38
37
36
36
34
OECD
מקור: בנק ישראל, OECD, עיבודי משרד האוצר

שמירה על יעד ההוצאה תוביל להגברת האמון בכלכלה הישראלית והיא המפתח להצלחת התכנית הכלכלית. כלכלת ישראל תימדד על כך בשווקים הבין-לאומיים. הפרת המסגרת במטרה לממן את הוצאות הממשלה תביא לתגובה כואבת ומידית של השווקים הפיננסים ותשנה מידית את כיוון זרימת ההשקעות.

שיפור כושר התחרות של המגזר העסקי

בתקציב לשנת 2006 מוצעות מספר רפורמות שתכליתן הקטנת עלויות ושיפור כושר התחרות של המגזר העסקי.

המשך הנהגת הרפורמות הוא האמצעי המרכזי להגברת דרגות החופש והפעילות בכלכלה. בשנת 2006 מדובר בשורה של רפורמות יסודיות ומעמיקות שישנו את פני המשק הישראלי. רפורמות אלו נועדו לייעל את השירות הממשלתי; להגביר את התחרות בסקטור העסקי ובמשק התשתיות; להוריד מחירים של מוצרים ושירותים; להגדיל את השקיפות של הפעילות העסקית; לעודד יציאה לעבודה; ולהגביר את ההשקעות במשק.

הרפורמות העיקריות העומדות בבסיס תקציב 2006 מתמקדות בנושאים הבאים:

- **בתי הזיקוק (בז"ן)**
  פיצול החברה לשתי חברות מתחרות - חיפה ואשדוד והפרטתן.

- **בנק לאומי**
  השלמת הפרטת הבנק.

- **התעשייה הצבאית**
  פיצול תע"ש ומיזוג חלק מן החברה עם רפא"ל, תוך הפרטת חלקה השני.

- **הפרטת התעשייה האווירית**
  הוצאת עד 30% אחוזים ממניות החברה להנפקה בשוק ההון.

- **השלמת הרפורמה בחשמל**
  שנת 2006 היא השנה המכרעת לביצוע הרפורמה במשק החשמל. על פי חוק משק החשמל יפוגו במארס 2006 הרישיונות שניתנו לחברת החשמל. חידוש הרישיונות מותנה בהתחלת יישום שינוי מבני, קרי תאגוד מחדש של חברת חשמל.

- **המשך הרפורמה בענף העובדים הזרים**
  המשך מדיניות הקטנת מספר העובדים הזרים על ידי ייקור עלות העסקתם.
  הגברת האכיפה על עובדים זרים לא חוקיים ועל מעסיקיהם.

- **עידוד התחרות בענף התעופה**
  הגדלת היצע המושבים והוזלת מחירי הטיסות על ידי שינוי ההגבלות בהנפקת רשיונות טיסה במקביל להקמת מנגנון ערר על החלטות הרגולטור.

- **יישום הרפורמה במקרקעי ישראל**
  יישום המלצות הוועדה לרפורמה במקרקעי ישראל ("ועדת גדיש") בהתייחס בין היתר לנושאים הבאים:

צמצום החיכוך בין מינהל מקרקעי ישראל לחוכרים, תוך העברת בעלות בקרקע מהוונת למגורים לבעלי הזכויות בה; חלוקה מחדש של האחריות לייזום תכנון מתארי; שיפור מנגנוני פיתוח, שיווק ושמאות במינהל מקרקעי ישראל; האצת הליכי ההסדר; רישום זכויות והסדרה מחודשת של מערכת היחסים בין המדינה לקק"ל, הגברת השקיפות ופישוט מדיניות מקרקעין.

- **רפורמה בהליכי התכנון והבנייה**

קיצור, ייעול ושיפור תהליכי התכנון והבנייה במטרה לאפשר מימוש מיזמים של נדל"ן בקצב מהיר ולהגדיל מלאי תכנוני זמין.

- **הקמת רשות מים**

ריכוז הסמכויות בנושא המים תחת קורת גג אחת, במסגרת רשות פנים ממשלתית, מקצועית ועצמאית.

- **תאגידי מים וביוב**

במסגרת מדיניות הממשלה להקמת כ-30 תאגידי מים וביוב אזוריים, יוקמו עד סוף שנת 2006 שמונה תאגידים נוספים (כיום ישנם שבעה תאגידים).

במקביל לצעדים שתכליתם עידוד הצמיחה, יש חשיבות עליונה לביצוע צעדים שיקדמו את התעסוקה בקרב אוכלוסיות בגיל העבודה הנמצאות מחוץ למעגל התעסוקה. צעדים אלו צריכים להתמקד בשלושה היבטים מרכזיים: יצירת מוטיבציה לעבודה, שיפור יכולת ההשתלבות בשוק העבודה ויצירת הזדמנויות בתעסוקה.

בשנת 2005 הונהגה לראשונה תכנית המעבר מקצבאות לעבודה, שהופעלה בהצלחה בארה"ב ובאירופה (תכנית ויסקונסין).

כחלק ממדיניות של הפניית אוכלוסיות לשוק העבודה ועידוד המעבר מקצבה לעבודה, ובהמשך לרפורמה בתשלומי קצבאות הבטחת הכנסה וקצבאות הילדים, מובאים בהצעת התקציב לשנת 2006 מספר צעדים להגברת המוטיבציה ליציאה לעבודה והגדלת שיעור ההשתתפות בשוק העבודה.

שילוב צעדי המדיניות המוצעים הוא כלי אפקטיבי שיאפשר חיזוק של האוכלוסיות החלשות בחברה, הגדלת היקף תעסוקת ישראלים ושבירת תהליך התרחבות הפערים הכלכליים בחברה הישראלית.

מספר מקבלי גמלת הבטחת הכנסה בשנים 2005-1985*

באלפים


אלפי שקלים
2000
2001
2002
2004

מקור: המוסד לביטוח לאומי

* 2005 - תחזית

ההוצאה לתשלומי העברה כאחוז מהתמ"ג בשנים 2005-1980


אחוזים
6.4
6.7
8.5
2000
2003
2004
*2005

מקור: המרכז לחקר המדיניות החברתית

* תחזית

ניתוח הצעת התקציב

ההוצאה התקציבית (ברוטו) לשנת 2006, כהגדרתה לחישוב מגבלת ההוצאה, גבוהה במונחים ריאליים באחוז אחד מהתקציב המקורי לשנת 2005. סך ההוצאה התקציבית (ברוטו) לשנת 2006, (כולל החזרי חובות קרן), גבוה ריאלית בכ־1.1% מהתקציב המקורי לשנת 2005. ההכנסות ממיסים בשנת 2006 צפויות לגדול בשיעור ריאלי של כ־1.6% (מנוכה בעליית מדד המחירים לצרכן), בהשוואה להכנסות הצפויות בשנת 2005.

הוצאות

להלן עיקר השינויים הריאליים, בצד ההוצאה, בהצעת התקציב לשנת 2006 - בהשוואה לתקציב המקורי לשנת 2005:

- **הצריכה האזרחית תגדל בכ־3.9%**, כפועל יוצא משינויים המתחייבים מחקיקה ומהחלטות הממשלה.
- **הצריכה הביטחונית תקטן בכ־1.1%**, כפועל יוצא מהחלטות הממשלה שהתקבלו במסגרת דיוני התקציב לשנת 2006.
- **תשלומי העברה ותמיכות יגדלו בשיעור של כ־2.0%**, בהתאם להחלטות הממשלה שהתקבלו במסגרת דיוני התקציב לשנת 2006.
- **תשלומי הריבית יקטנו בכ־2.2%**, כתוצאה מקיטון בתשלומי הריבית על מלוות פנים ומלוות חוץ.
- **תשלומי הקרן, למעט החזרי קרן למוסד לביטוח לאומי, יגדלו בכ־1.9%**, כתוצאה ממבנה לוחות הסילוקין של החוב.
- **מתן האשראי ירד בכ־20.1%**, כתוצאה מירידת הריביות בשוק המשכנתאות שהפחיתה את הביקוש למשכנתאות בזכאות.

התפלגות ההוצאות 2006 לעומת 1996


2006
הוצאה אזרחית
החזר חובות
הוצאה בטחונית
השקעות ומתן אשראי
תשלומי העברה ותמיכות
1996
הוצאה אזרחית
החזר חובות
הוצאה בטחונית
השקעות ומתן אשראי
תשלומי העברה ותמיכות

מקור: אגף התקציבים

הכנסות

אומדן הכנסות המדינה ממסים בשנת 2006, בהשוואה להכנסות הצפויות בפועל בשנת 2005, מצביע על גידול ריאלי של כ-1.6%. גידול זה נובע מתחזית הצמיחה בתוצר לשנת 2006 ומתיקוני חקיקה שעיקרם הפחתות בשיעורי המס השונים.

תיאור מפורט של אומדן הכנסות המדינה ממסים מופיע בפרק תחזית הכנסות המדינה ממסים לשנת 2006 שבחוברת זו.

התפלגות הכנסות המדינה לשנת 2006


מיסים ישירים
5.5%
מיסים עקיפים

מקור: רשות המסים

הגירעון בתקציב המדינה

הגירעון הכולל ללא אשראי בתקציב 2006 יסתכם בכ־17.2 מיליארד ש"ח, המהווים כ־3 אחוזים מהתמ"ג החזוי שמוערך בכ־575 מיליארד ש"ח בשנת 2006.

הגירעון המקומי ללא אשראי יסתכם בשנת התקציב 2006 בכ־11.2 מיליארד ש"ח, המהווים כ־2 אחוזי תוצר.

הגירעון בחו"ל ללא אשראי יסתכם בשנת התקציב 2006 בכ־6.0 מיליארד ש"ח, המהווים כאחוז מהתוצר.

הגירעון הכולל (לרבות אשראי נטו) יעמוד על כ־14.5 מיליארד ש"ח בשנת 2006.

מימון הגירעון הכולל בשנת 2006
(במיליארדי ש"ח)

מקורות למימון הגירעון	סך
הכנסות ממכירת חברות ובנקים נטו	2.0
הלוואות מחו"ל (נטו)	2.6
מילוות מהציבור (נטו)	9.9
סך-הכול	14.5

הערה: תיתכן תחלופה בין הרכיבים השונים של מימון הגירעון.

הגירעון התקציבי ומימונו

(באלפי ש"ח)

	הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
1. סך-הכול התצאות ומתן אשראי	**231,780,000**	**227,996,000**	**216,905,702**
מזה: מקומי	211,985,561	207,740,434	197,904,899
- צריכה והשקעה	103,982,107	100,849,192	103,167,311
מזה: מקומי	93,558,750	90,692,751	91,738,108
- תשלומי העברה ותמיכות	77,173,699	75,229,644	72,631,235
- תשלומי ריבית וסיבסוד אשראי	35,531,450	36,107,300	31,938,430
מזה: מקומי	28,171,450	28,013,418	26,385,793
- מתן אשראי	3,111,281	3,907,468	3,052,686
- הוצאה אחרת	11,981,463	11,902,396	6,116,040
2. סך הכנסות ומענקים	**217,208,719**	**210,843,627**	**199,625,110**
מזה: מקומי	203,372,149	193,677,401	183,601,752
הכנסות ממיסים	169,200,000	163,231,000	152,677,923
- הכנסות אחרות	36,416,719	35,739,452	36,434,585
מזה: החזרי אשראי	5,740,000	5,605,095	5,808,780
- מענקים מחו"ל	11,592,000	11,873,175	10,512,602
3. עודף (+) [גרעון(-)]	**-14,571,281**	**-17,152,373**	**-17,280,592**
עודף (+) [גרעון(-)] ללא אשראי נטו	-17,200,000	-18,850,000	-20,036,686
מזה: מקומי	-11,202,131	-15,716,065	-16,933,032
מזה: בחו"ל	-5,997,869	-3,133,935	-3,103,654
4. מימון			
4.1 הלוואות בחו"ל (נטו)	2,622,000	2,700,000	7,869,945
קבלת הלוואות	15,950,000	15,000,000	17,929,808
פרעון חובות	13,328,000	12,300,000	10,059,863
4.2 הלוואות מקומיות (נטו)	9,949,281	8,252,373	11,986,297
קבלת הלוואות	49,051,281	47,092,973	39,953,680
פרעון (קרן)	39,102,000	38,840,600	27,967,383
הכנסות הון נטו	2,000,000	4,000,000	1,020,014
הפרטה	2,000,000	4,000,000	1,020,014

ההוצאה ברוטו לפי סיווג כלכלי (ללא בנק ישראל)

(באלפי ש"ח)

	הצעת התקציב לשנת 2006	תקציב מקורי לשנת 2005	ביצוע התקציב לשנת 2004
הוצאה נטו	**271,437,014**	**268,662,929**	**240,906,841**
הוצאה מותנית	12,772,986	12,473,671	14,026,107
סה"כ תקציב ברוטו (1+2+3)	**284,210,000**	**279,136,600**	**254,932,948**
1. סה"כ הוצאות ומתן אשראי	**231,780,000**	**227,996,000**	**216,905,702**
1.1 צריכה אזרחית	47,947,804	45,859,075	43,611,705
- שכר בארץ	29,588,776	28,349,741	28,520,227
- קניות בארץ	16,472,441	15,663,442	13,590,519
- שכר וקניות בחו"ל	1,886,587	1,845,892	1,500,959
1.2 צריכה ביטחונית	47,086,017	46,435,834	50,645,928
- שכר	17,456,761	17,261,137	15,949,040
- תשלומי העברה	2,011,082	2,005,243	2,018,963
- קניות	15,783,417	15,524,406	18,660,704
- בינוי	1,020,000	1,022,497	1,777,843
- קניות בחו"ל	10,482,694	10,238,946	11,941,192
- הוצאות חירום ותיאום הפעולות בשטחים	332,063	383,605	298,186
1.3 תשלומי העברה ותמיכות	75,162,617	73,224,401	70,612,272
- לרשויות מקומיות	11,672,000	8,817,071	9,397,006
- למועצות דתיות	192,209	98,080	217,550
- לפרטים ולמוסדות	37,827,983	39,603,012	36,247,034
- תמיכות במחירי מצרכי יסוד	3,433,301	3,382,595	4,592,455
- העברות למוסד לביטוח לאומי	22,037,124	21,323,643	20,158,227
1.4 השקעות ומתן אשראי	14,078,658	14,466,202	13,881,432
- השקעה ישירה	10,967,377	10,558,734	10,828,746
מזה שיכון	2,000,017	1,890,910	1,867,590
- מתן אשראי	3,111,281	3,907,468	3,052,686
מזה שיכון	2,265,787	2,817,849	2,618,930
	35,531,450		

ההוצאה ברוטו לפי סיווג כלכלי (ללא בנק ישראל) (המשך)

(באלפי ש"ח)

		הצעת התקציב לשנת 2006	תקציב מקורי לשנת 2005	ביצוע התקציב לשנת 2004
1.5	תשלומי ריבית	35,531,4	36,107,300	31,938,430
	- תשלומי ריבית בארץ	28,136,000	27,990,552	26,364,824
	- סבסוד אשראי	35,450	22,866	20,969
	- תשלומי ריבית בחו"ל	7,360,000	8,093,882	5,552,637
1.6	הוצאות שונות	6,655,000	6,495,600	6,215,935
	- פרעון קרן לביטוח לאומי	6,655,000	6,495,600	6,215,935
	- שונות			
1.7	רזרבות	5,318,454	5,407,588	
.3	פרעון חובות (קרן)	52,430,000	51,140,600	38,027,248
	- פרעון בארץ לציבור	39,102,000	38,840,600	27,967,383
	- פרעון חובות בחו"ל	13,328,000	12,300,000	10,059,863

ריכוז התקבולים והמילוות (ללא בנק ישראל)

(באלפי ש"ח)

	הצעת התקציב לשנת 2006	תקציב מקורי לשנת 2005	ביצוע התקציב לשנת 2004
סך-הכל כללי	**271,437,014**	**266,662,929**	**40,905,742**
חלק א :תקבולים שוטפים	199,972,882	196,200,248	184,484,245
חלק ב :תקבולים ממילוות וחשבון הון	71,464,132	70,462,681	56,421,497
חלק א :תקבולים שוטפים	199,972,882	196,200,248	184,484,245
מסים ותשלומי חובה	169,200,000	163,231,000	152,677,923
מסי הכנסה ורכוש	88,600,000	84,470,000	79,738,281
מסי הוצאה	80,600,000	78,761,000	72,939,642
ריבית, תמלוגים ותקבולים שונים	4,936,185	5,187,684	5,247,141
העברה מחלק ב׳	25,836,697	27,781,564	26,559,181
חלק ב :תקבולים ממילוות וחשבון הון	71,464,132	70,462,681	56,421,497
גביית קרן	5,740,000	5,605,095	5,808,780
שונות	556,548	556,800	551,458
הפרטה	2,000,000	4,000,000	1,020,014
מילוות בארץ	61,462,281	61,209,175	47,158,016
מילווה מהמוסד לביטוח לאומי	12,411,000	11,916,202	10,800,000
מילוות בארץ למעט ביטוח לאומי	49,051,281	49,292,973	36,358,016
מילוות ומענקים מחו"ל	27,542,000	26,873,175	28,442,410
סיוע ביטחוני מארה"ב	10,488,000	10,216,453	8,375,560
סיוע אזרחי	1,104,000	1,656,722	2,137,042
מילווה העצמאות והפיתוח (נטו)	4,350,814	4,600,000	5,895,955
מילוות אחרים	11,599,186	10,400,000	12,033,853
העברה לחלק א׳	-25,863,693	-27,781,564	-31,346,068

עיקרי ההתפתחויות הכלכליות

צמיחה

התוצר המקומי הגולמי צמח במחצית הראשונה של שנת 2005 בשיעור של 4.9% במונחים שנתיים, תוך עלייה של התוצר לנפש בשיעור של 3.1%. הצמיחה המהירה במחצית הראשונה של שנת 2005 מהווה המשך לצמיחה מהירה של 5.4% במחצית הקודמת ו-4.7% במחצית הראשונה של שנת 2004.

בחינת ההתפתחויות הכלכליות לפי רבעים מראה שברבע השני של שנת 2005 עלה התוצר בשיעור של 5.6%, בהמשך לעלייה של 3.9% ברבע הראשון ועלייה של 6.4% ברבע האחרון של שנת 2004. הרכב העלייה בתוצר ברבע השני של שנת 2005 משקף עלייה בכל השימושים במקורות - ייצוא סחורות ושירותים (13.2%), השקעות בנכסים קבועים (7.8%), הוצאה לצריכה פרטית (5.3%) וההוצאה לצריכה ציבורית, למעט ייבוא ביטחוני (5%, לאחר שלושה רבעים רצופים של ירידות).

המדיניות התקציבית העקבית, שננקטה בשלוש השנים האחרונות, סייעה לבלימת המיתון והובילה לצמיחה בשיעורים גבוהים בשנת 2004 ובמחצית הראשונה של שנת 2005, תוך ייצוב הפעילות המשקית וחרימת הון מחודשת לארץ. המדיניות הפיסקאלית המצמצמת הגבירה את אמינות הממשלה ויחד עם המשך קבלת הערבויות מארה"ב הובילה לירידה בפרמיית הסיכון של ישראל בשווקים הפיננסיים. במקביל למדיניות הפיסקאלית האחראית של הממשלה, הובילה האצת הפעילות הכלכלית בעולם לחזרה לתוואי של צמיחה חיובית לנפש, זו השנה השנייה ברציפות, לאחר שלוש שנים של צמיחה שלילית לנפש.

שיעורי השינוי הריאלי בתמ"ג ובתמ"ג לנפש: 2005-1995
באחוזים, כשנה לעומת קודמתה


תמ"ג לנפש
תמ"ג
אחוזים
10
8
6
4
2
0
-2
-4
6.5
3.6
5.4
2.6
3.6
1.1
3.7
1.2
2.3
-0.2
7.7
4.9
-0.3
-2.6
-1.2
-3.2
1.7
-0.1
4.4
2.6
4.5
2.7
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
*2005
מקור: הלשכה המרכזית לסטטיסטיקה
* אומדן

התוצר המקומי הגולמי של הסקטור העסקי עלה במחצית הראשונה של שנת 2005 בשיעור של 6.1% בחישוב שנתי, בהמשך לעלייה של 7.6% במחצית הקודמת ועלייה של 6.6% במחצית הראשונה של שנת 2004. התפתחות התוצר העסקי במחצית הראשונה של שנת 2005, משקפת גידול בענף התעשייה וברוב ענפי השירותים העסקיים.

הצריכה הפרטית עלתה במחצית הראשונה של שנת 2005 בשיעור של 4.1% במונחים שנתיים, לאחר עלייה של 4.2% במחצית הקודמת ועלייה של 3.7% במחצית הראשונה של שנת 2004. עלייה זו הושפעה מהגידול הניכר במספר המועסקים הישראלים. במחצית הראשונה של שנת 2005 ירדה הצריכה הציבורית (ללא יבוא ביטחוני) בשיעור של 3.3% בחישוב שנתי, בהמשך לירידה של 4.5% במחצית הקודמת. ההשקעה בנכסים קבועים עלתה במחצית הראשונה של שנת 2005 בשיעור של 0.4%, בהמשך לעלייה של 0.9% במחצית הקודמת ושל 2.7% במחצית המקבילה של שנת 2004.

תעשייה

מדד הייצור התעשייתי (ללא יהלומים) עלה בשיעור שנתי של כ-4.6% במחצית הראשונה של 2005 ובשיעור של 8.4% במחצית השנייה של שנת 2004.


מדד הייצור התעשייתי, 1995-2005
מדד, שנת 2004=100
ממוצע שנתי
מדד
110
105
100
95
90
85
80
75
70
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
מקור: הלשכה המרכזית לסטטיסטיקה

במחצית הראשונה של שנת 2005, עלה הייצוא בשיעור שנתי של 8.6%, בהמשך לעליות של 13.3% ו-22.6% בשתי המחציות הקודמות. העלייה בייצוא במחצית הראשונה 2005 משקפת בעיקר עלייה בייצוא התעשייתי ללא יהלומים - 10.2%, בייצוא החקלאי - 27.2% וביצוא ענף התיירות - 21.8% בחישוב שנתי.

בנייה למגורים

מאז שנת 1996, נמצא ענף הבנייה בארץ בתהליך התאמה של רמת הפעילות לרמת הביקושים. תהליך זה החל עם הירידה במספר העולים שהגיעו לארץ לאחר גל העלייה של תחילת שנות התשעים. בשנים 1999–2000 התרחבה הפעילות בענף, אולם המאורעות הביטחוניים בספטמבר 2000 גרמו לצמצום בפעילות, והוא נמשך ברציפות עד למחצית הראשונה של שנת 2005.

למרות השיפור שחל בשנת 2004 ובמחצית הראשונה של שנת 2005, בגורמים המשפיעים על הביקוש לדיור כמו עלייה בהכנסה הממוצעת, ירידה בריבית על המשכנתאות ויציבות במחירי הדיור, נשאר הביקוש לדיור ברמה נמוכה. צפוי כי חלחול תהליך הצמיחה לקבוצות רחבות באוכלוסייה יביא לגידול בביקוש לדיור במחצית השנייה של שנת 2005.

היצע הדיור

שיווק קרקעות – בשבעת החודשים הראשונים של שנת 2005 שווקה, על ידי מינהל מקרקעי ישראל ומשרד הבינוי והשיכון, קרקע לכ־7,656 יחידות דיור. מדובר בהיקפים הנמוכים בכ־30% לעומת התקופה המקבילה אשתקד.
התחלות בנייה – בשנת 2004 הסתכם מספר התחלות הבנייה ב־28,747 יחידות דיור, ירידה של 8% לעומת שנת 2003. אומדן התחלות הבנייה לשנת 2005 עומד על 27,000 יחידות דיור, ירידה של 6% לעומת שנת 2004.


התחלות בנייה למגורים ותוספת משקי הבית, 2004-1990
אלפי יחידות בשנה
התחלות בניה למגורים
תוספת משקי בית
אלפים
0
10
20
30
40
50
60
70
80
90
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
מקור: הלשכה המרכזית לסטטיסטיקה

תיירות

לאחר שלוש שנים שבהן חלה ירידה במספר התיירים הנכנסים לארץ, ובשיאן בשנת 2002 היה שפל של 860 אלף כניסות, החלה במהלך שנת 2003 התאוששות קלה בתיירות לישראל. שינוי המגמה המשיך בשנת 2004, בה נכנסו לישראל 1.4 מליון תיירים. המגמה נמשכה גם במחצית הראשונה של שנת 2005, עם עלייה של 27% בכניסות תיירים לעומת התקופה המקבילה בשנת 2004.

בתיירות הפנים, לעומת זאת, נשמרה בשנים 2003–2004 רמת השיא שנקבעה בשנת 2002, בה הגיע מספר לינות הפנים של הישראלים לשיא של כ־12 מיליון לינות. במחצית הראשונה של שנת 2005 נמשכה היציבות ולא ניכרת מגמת שינוי.

כניסת תיירים דרך האוויר 2005-1991

אלפים בחודש, נתונים מנוכי עונתיות


אלפים

מקור: הלשכה המרכזית לסטטיסטיקה

צריכה פרטית

ההוצאה לצריכה פרטית לנפש עלתה בשיעור של 2.3% במחצית הראשונה של שנת 2005, בהמשך לעלייה בשיעור של 2.0% ו-2.2% במחצית הראשונה והשנייה של שנת 2004, בהתאמה.

הגידול בצריכה לנפש במחצית הראשונה של שנת 2005 מבטא עלייה בשיעור של 2.8% בהוצאות לנפש של משקי הבית למוצרים בני קיימא, במקביל לעלייה של 2.3% בהוצאה לצריכה השוטפת לנפש.

הגברת ההוצאה לצריכה פרטית משקפת את השפעת הגידול בהכנסה הפנויה של הפרטים כתוצאה מהפחתות המיסים, מהגידול בשכר הריאלי בסקטור העסקי ומגידול ניכר של כ-90,000 אלף מועסקים ישראלים.

השינוי הריאלי בתמ"ג לנפש ובצריכה פרטית לנפש: 2005-1995
באחוזים, כשנה לעומת קודמתה


אחוזים
6
5
4
3
2
1
0
-1
-2
-3
-4
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
* אומדן
מקור: הלשכה המרכזית לסטטיסטיקה

השקעה

במחצית הראשונה של שנת 2005 עלתה ההשקעה בנכסים קבועים בשיעור של 0.4%, במקביל לעלייה של 0.9% במחצית הקודמת ושל 2.7% במחצית הראשונה של שנת 2004. ההשקעה בענפי המשק עלתה במחצית הראשונה של שנת 2005 בשיעור של1.9%, לאחר עלייה בשיעור של 4.2% במחצית הקודמת. ההשקעה בבתי מגורים ירדה במחצית הראשונה ב-1.6%, בהמשך לירידות של 10.0% במחצית הקודמת ושל 4.3% במחצית המקבילה.

תעסוקה

הנתונים על מספר המועסקים במשק בשנים 2004 ו-2005 מצביעים על המשך המגמה החיובית בשוק העבודה, תוך חזרת ישראלים למעגל התעסוקה ויצירת מקומות עבודה חדשים. מספר המועסקים הישראלים גדל ב-3.7% ברבעון השני של שנת 2005, לעומת הרבעון המקביל אשתקד. במקביל עלה מספר המועסקים במשרה מלאה וירד מספרם של המועסקים במשרה חלקית.

שיעור האבטלה ירד מ-10.9% ברבעון הראשון של שנת 2004 ל-9.1% ברבעון השני של שנת 2005, נתון המשקף ירידה של כ-43,000 במספר הבלתי מועסקים, על אף שבתקופה זו חל גידול ניכר בשיעור המשתתפים בכוח העבודה.

שיעור האבטלה ומספר המועסקים הישראלים, 2005-2000
(נתונים רבעוניים, מנוכי עונתיות)


מועסקים
שיעור האבטלה
אלפי מועסקים
שיעור אבטלה
2,800
2,400
2,300
2,200
2,100
2,000
1,900
12%
11%
10%
9%
8%
7%
6%
2000
2001
2002
2003
2004
2005*
מקור: הלשכה המרכזית לסטטיסטיקה
* תחזית

שיעור ההשתתפות בכוח העבודה עלה במהלך המחצית הראשונה של שנת 2005 ל-55.3% לעומת 54.1% בשנת 2002.


שיעור ההשתתפות בשוק העבודה 1995-2005
56.5
56
55.5
55
54.5
54
53.5
53
52.5
52
אחוזים
55.4
54.9
54.5
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
*2005
מקור: הלשכה המרכזית לסטטיסטיקה
* תחזית

על אף העלייה בשיעור ההשתתפות, יש להדגיש כי שיעור ההשתתפות בכוח העבודה בישראל, בעיקר בקרב גברים, נותר נמוך באופן משמעותי בהשוואה לזה במערב אירופה ובארה"ב. שיעור ההשתתפות הנמוך מבטא בין השאר את שיעור ההשתתפות הנמוך במגזר החרדי ובמגזרי המיעוטים.

השכר

לאחר הירידות בשנתיים הקודמות ובהמשך לשינוי המגמה שחל בשנת 2004, השכר הממוצע למשרת שכיר המשיך לעלות במחצית הראשונה של שנת 2005. במחצית הראשונה של שנת 2005 השכר הממוצע למשרת שכיר היה גבוה ב־1.4% לעומת המחצית השנייה של שנת 2004, כאשר קצב הגידול של השכר הממוצע למשרת שכיר במחירים שוטפים היה 4.8% בחישוב שנתי.

העלייה בשכר נרשמה במגוון ענפים, ביניהם: שירותים עסקיים - 4.5%, תעשייה, ענפי המסחר ושירותי אירוח ואוכל - 2.0%, בנקאות וביטוח פיננסיים - 1%, ענף החקלאות - 0.5% ובינוי - 2%, לאחר ירידה של 1% במחצית השנייה של 2004.

מאזן תשלומים וסחר חוץ

במחצית הראשונה של שנת 2005 עמד העודף בחשבון השוטף של מאזן התשלומים על כ־0.5 מיליארד דולר, לאחר עודף בהיקף של כמיליארד דולר במחצית הקודמת ועודף בכל אחד מארבעת הרבעים בשנת 2004. עודף זה מעיד על יציבות חיצונית גבוהה הן בהשוואה בינלאומית והן ביחס לשיעור הגירעון באמצע שנות ה־90, שהגיע לכ־6% תוצר.

החשבון השוטף של מאזן התשלומים, 2005-1989
מיליוני דולרים, כאחוז מהתוצר


2,000
0
2,000
-4,000
-6,000
3
2
1
0
-1
-2
-3
-4
-5
-6
מיליוני דולרים
אחוז מהתוצר
0.5%
0.3%
-2.1%
-1.3%
-3.7%
-4.5%
-5.3%
-5.3%
-3.3%
-1.2%
-1.6%
-1.2%
-1.4%
-1.2%
0.7%
1.3%
0.8%
כאחוז מהתוצר
2000
2001
2003
2004
2005*

מקור: הלשכה המרכזית לסטטיסטיקה

שיעור האינפלציה והמדיניות המוניטרית

האינפלציה במחצית הראשונה של שנת 2005 הייתה מתונה מאוד – מדד המחירים לצרכן עלה בשיעור שנתי מנוכה עונתיות, של 0.8% בלבד. רמת האינפלציה הנמוכה במחצית הראשונה של שנת 2005, נבעה מההשפעה הממתנת של מחירי הדיור ופיחות השקל מול הדולר שהחל בחודש יוני ונבלם במהלך יולי.

התיסוף של הדולר מול השקל, שהחל במהלך חודש יולי, המשך עליית מחירי הנפט והצמיחה במשק הובילו לעלייה חדה בשיעור של 1.1% במדד המחירים לצרכן בחודש יולי.

בשבעת החודשים הראשונים של שנת 2005, עלה המדד ב־1.6%. המדד ללא ירקות ופירות עלה ב־2.3% והמדד ללא דיור עלה ב־1.0%.


שיעור השינוי במדד המחירים לצרכן
השינוי במדד המחירים לצרכן, כל חודש לעומת חודש מקביל אשתקד
אחוזים
7
6
5
4
3
2
1
0
-1
-2
-3
מקור: הלשכה המרכזית לסטטיסטיקה

שער החליפין

במהלך חמשת החודשים הראשונים של שנת 2005 נותר שער החליפין של השקל מול הדולר כמעט ללא שינוי. ביוני נרשם פיחות, שנבלם במהלך חודש יולי ולאחריו, ובמהלך החודשים יולי ואוגוסט, חל תיסוף חד בדולר מול השקל. בין סוף דצמבר 2003 לבין אמצע ספטמבר 2004, עלה שער החליפין של הדולר ב־4.7%, שערו של סל המטבעות עלה ב־1.3%, ושער היורו ירד ב־5.5%.

הגירעון בתקציב

בשנת 2003 הסתכם הגירעון הכולל של הממשלה (ללא אשראי) ב־5.6% לעומת יעד של 3.0%. על מנת לעמוד ביעד הגירעון בשנת 2004, נקטה הממשלה במדיניות פיסקאלית אחראית, שבאה לידי ביטוי בהמשך יישום התכנית הרב שנתית, אשר החלה עם אישור התכנית להבראת כלכלת ישראל. במסגרתה החליטה הממשלה על שורת צעדים להפחתת תקציב המדינה בהיקף כולל של כ־9 מיליארד ש"ח. במהלך שנת 2004 בוצעו שינויים פנימיים בתקציב המדינה בהיקף של כ־4.5 מיליארד ש"ח, שעיקרם העברת 1.6 מיליארד ש"ח לתקציב הביטחון ו־1.2 מיליארד ש"ח לרשויות המקומיות

בשנת 2004 הסתכם הגירעון הכולל של הממשלה (ללא אשראי) ב־3.9% תוצר - יעד הגירעון עמד על 4.0% תוצר.
בשנת 2005 צפוי הגירעון הכולל (ללא אשראי) לעמוד על 3.0%־3.4% תוצר - יעד הגירעון הוא 3.4% תוצר.
בשנת 2006 יעד הגירעון הכולל (ללא אשראי) עומד על 3% תוצר.

חלק ג

סקירת עיקרי הפעולות

משרד הביטחון

הצעת תקציב משרד הביטחון ברוטו לשנת 2006 מסתכמת בכ-45.9 מיליארד ש"ח.

דגשים לתקציב 2006

נוכח השינוי במצב הביטחוני מאז חודש ספטמבר 2000, גדל תקציב הביטחון בשנים 2000–2002 באופן משמעותי, וזאת לאחר תקופת יציבות במהלך שנות התשעים. גידול זה, במקביל להאטה הכלכלית במשק, גרם לעלייה של שיעור ההוצאה בתקציב הביטחון מתוך סך התוצר במשק, שהגיע בשנת 2002 ל-9.2%. בתקופה האמורה מומנה הקצאת המשאבים לביטחון באמצעות הפחתה בתקציבי משרדי הממשלה האחרים, ובפרט תשלומי העברה, על כל המשתמע מכך לגבי רמת השירות לאזרחים והיכולת לקבוע סדרי עדיפויות בתקציב המדינה.

כחלק מהמדיניות הפיסקלית המרסנת של הממשלה, ומתוך מטרה לחזור למסלול של יציבות כלכלית ולהוריד את הגירעון הממשלתי, הופחת תקציב הביטחון בשנים 2003–2005, בהשוואה לרמת השיא בשנת 2002, יחד עם הפחתות בשימושים אחרים בתקציב המדינה (חלק מן התקציב בגין רמת הפעילות בשנת 2002, תוקצב בפריסה מ-2003 ואילך).

במטרה לעמוד ביעדי הגירעון וההוצאה, בהתאם לסדרי העדיפויות בתקציב המדינה לשנת 2006, ועם הירידה הצפויה בהוצאות הביטחון בעקבות היציאה מרצועת עזה, החליטה הממשלה על הפחתת בסיס תקציב הביטחון בסכום של כ-666 מיליון ש"ח, בנוסף להפחתות רוחביות שנעשו בכל משרדי הממשלה. במקביל, ועל מנת לסייע למשרד הביטחון ביישום ההפחתות הנדרשות, סוכם עם משרד הביטחון על תוספות תקציב חד פעמיות המבוססות על הקדמת תקצוב לשנת 2005, וכן תוספות תקציב שונות שיתקבלו, במהלך שנת 2006 – בהתאם לרמת הפעילות שתידרש, ולאחריה.

כפועל יוצא ממדיניות הממשלה, גיבשו בשנים האחרונות צה"ל ומערכת הביטחון תכנית לצמצום ההוצאות ברמת הפעילות, בסד"כ ובכוח האדם. עם זאת, עדיין יש מקום לצמצום ההוצאות בגין כוח אדם ולבחינת צעדי התייעלות נוספים.

בנוסף לכך, בשנים 2003–2006 מושקעים מעל ל-5.5 מיליארד ש"ח בבניית מכשול מרחב התפר. תקציב זה מהווה הוצאה לביטחון לכל דבר ועניין. כן סוכם עם מערכת הביטחון על תוספת תקציב בסך של כ-1.9 מיליארד ש"ח עבור ההוצאות הכרוכות ביישום תכנית ההתנתקות וההיערכות הביטחונית סביב רצועת עזה. המשאבים המוקצים לנושאים אלו נועדו בין היתר להקל על התמודדות מערכת הביטחון עם איומי הטרור, שהיוו בשנים האחרונות את מרכז הכובד של העיסוק הביטחוני. סיום ביצוע תהליך ההתנתקות, והשלמת בניית גדר ההפרדה, צפויים לאפשר במידה רבה את הפחתת ההוצאה לביטחון השוטף בשנים הבאות.

יעדי התקציב

תקציב משרד הביטחון מנוהל על-פי עיקרון של תקציב מסגרת, שמשמעותו היא כי מערכת הביטחון מוסמכת להקצות את מקורות התקציב בין מגוון המשימות בהתאם לצרכים המשתנים. לתקציב הביטחון שלושה יעדים מרכזיים:

- התעצמות – השקעה במלאי ההון הביטחוני העתידי. מטרתה לתת מענה לאיומים נחזים, קיימים ועתידיים, באמצעות מחקר ופיתוח, וכן להצטייד באמצעים שיעמדו לרשות המערכת בטווח של מספר שנים.
- מוכנות – הכנת הצבא למלחמה הקרובה, אם תפרוץ. התקציבים המופנים למוכנות נועדו לממן בין השאר: רכש של חלקי חילוף, שמירת כשירותו של חיל האוויר, מלאי תחמושת וכיו"ב.
- פעילות שוטפת וביטחון שוטף – אלו מתבטאים בעלויות התחזוקה, בפעילות הביטחון היומיומית של מערכת הביטחון וכן בהוצאות על שכר, אגף השיקום וגימלאות.

מבנה תקציב הביטחון

להבדיל מתקציביהם של משרדי הממשלה האחרים הממומנים ע"י מקורות המשק בלבד, תקציב הביטחון מורכב גם מכספי הסיוע האמריקני, שיעמוד על סך של כ-2.3 מיליארד דולר בשנת 2006.

מבנה הצעת תקציב הביטחון לשנת 2006 הוא כדלקמן:

	מיליוני ש"ח	(מיליוני דולרים)
מקורות המשק		
ש"ח	29,892	
מט"ח	662	(130)
סיוע אמריקני		
רכש בארה"ב	9,034	(1,696)
המרות למזומן	27	(5)
המרות לש"ח	2,715	(594)
הוצאה מותנית בהכנסה	3,589	
סה"כ תקציב הביטחון ברוטו	45,919	

סה"כ תקציב הביטחון נטו (ללא הוצאה מותנית בהכנסה): 42,330 מיליון ש"ח
סה"כ מקורות נטו להוצאה בארץ (ש"ח ממקורות המשק + המרות לש"ח): 32,607 מיליון ש"ח
כולל תקציב מכשול התפר, לא כולל הוצאות בגין ההתנתקות

מקורות להוצאה בארץ

כאמור, הצעת התקציב השקלי הישיר ממקורות המשק לשנת 2006 מסתכמת בסך של כ־30 מיליארד ש"ח. מלבד תקציב זה עומדים לרשות משרד הביטחון, לצורך הוצאה בארץ, המרות לשקלים מן הסיוע האמריקני. סכום ההמרות לשקלים בשנת 2006 צפוי לעמוד כאמור על כ־2,715 מיליון ש"ח.

מקורות להוצאה בחו"ל

מטבע חוץ מזומן ממקורות המשק

תקציב מטבע החוץ המזומן יעמוד בשנת 2006 על 130 מיליון דולר, שהם שווי ערך לכ־662 מיליון ש"ח. התקציב משמש בעיקר למימון רכישות באירופה ולהחזקת משלחות משרד הביטחון ונספחויות צה"ל בחו"ל.

מטבע חוץ מהסיוע הביטחוני מארה"ב

בתקציב הביטחון לשנת 2006 נכללים, כאמור, 2.295 מיליארד דולר כסיוע צבאי אמריקני, מתוכם כ־1.7 מיליארד דולר, שהם כ־9 מיליארד ש"ח, המיועדים לרכישות בארה"ב. 5 מיליון דולר נוספים יומרו למטבעות אחרים לצורך רכש בחו"ל.

משרד הביטחון נהנה מהסדרי רכישה משופרים מהממשל האמריקני. הסדרים אלו מאפשרים חיסכון בהוצאות משרד הביטחון עבור רכש של אמצעי לחימה ועבור הוצאות הפיתוח והניהול, שבשנת 2006 מוערך שוויים בעשרות מיליוני דולר.

יש לציין כי עד לשנת 1998 עמד היקף הסיוע הכולל מארה"ב על סך של 3 מיליארד דולר, מהם 1.8 מיליארד דולר כסיוע ביטחוני, ו־1.2 מיליארד דולר כסיוע אזרחי. מאז אותה השנה ובהתאם להצעת ממשלת ישראל, גדל היקף הסיוע הביטחוני ב־60 מיליון דולר בכל שנה, ובמקביל צומצם הסיוע האזרחי ב־120 מיליון דולר בכל שנה. משמעות הדבר היא כי עד לשנת 2008 יגדל תקציב הסיוע הביטחוני ל־2.4 מיליארד דולר. משנה זו ואילך יתייצב תקציב הסיוע הביטחוני בסכום זה. במקביל, ילך וייעלם כל הסיוע האזרחי, שכאמור הסתכם בשנת 1998 ב־1.2 מיליארד דולר, ויעמוד בשנת 2006 על 240 מיליון דולר.

בשנת 2003 התקבל סיוע אמריקני מיוחד בסכום של מיליארד דולר, שהוצאתו התפרשה על פני השנים 2003–2005. מתוך סכום זה הומרו לשקלים 510 מיליון דולר ושימשו לרכש בישראל. היתרה היתוספה לתקציב המט"ח המיועד להוצאות בארה"ב.

תקציב ההוצאה המותנית בהכנסה

תקציב ההוצאה המותנית בהכנסה הוא תקציב לכל דבר ועניין. בשנת 2006 הוא צפוי להסתכם בכ-3.6 מיליארד ש"ח. ההכנסות של משרד הביטחון נובעות בין היתר מהמקורות הבאים:

- עסקאות ייצוא ומכירת ציוד ושירותים
- מיזם פינוי מחנות צה"ל
- ריבית על הפקדה מראש - החל משנת 1991 מופקדים מראש כספי הסיוע האמריקני בחשבון על שם מדינת ישראל בארה"ב. חשבון זה צובר ריבית המתוספת לסיוע. בשנת 2005 נאמדה ההכנסה מריבית בכ-64.6 מיליון ש"ח.

תקציב ההרשאה להתחייב

ההרשאה להתחייב משמשת ככלי ניהולי לבקרה על התקשרויות ארוכות טווח עם התעשיות הביטחוניות בארץ ובחו"ל ועם ספקים אחרים של מערכת הביטחון. הצעת תקציב ההרשאה להתחייב לשנת 2006 היא כ-31.33 מיליארד ש"ח. ההרשאה להתחייב מתחלקת על פי סוגי המטבע: ההרשאה במטבע מקומי תעמוד בשנת 2006 על 20.23 מיליארד ש"ח, וההרשאה במט"ח תעמוד על 10.45 מיליארד ש"ח (2.2 מיליארד דולר).

משאבים נוספים

מעבר למקורות שפורטו לעיל, עומדים לרשות המשרד מקורות נוספים, כגון: חיילים בשירות חובה, תדרים וקרקעות אשר הוקצו למשרד הביטחון לצורך ביצוע משימותיו. ייעול השימוש במשאבים אלו, שהם בעלי ערך כלכלי רב, מאפשר הקצאת מקורות לתקציב הביטחון יחד עם קידום מיזמים ונושאים לטובת המגזר האזרחי, כפי שבא לידי ביטוי בהסדר פינוי מחנות צה"ל ובהסדר פינוי תדרים. כפי שיפורט בהמשך, מבוצעת כיום עבודה נרחבת לבחינת משך שירות החובה בצה"ל במטרה לקצרו.

תקציב הביטחון כשיעור מהתמ"ג

שיעור תקציב הביטחון מהתמ"ג גבוה בישראל פי שלושה ויותר מאשר במדינות המערב, המהוות יעד לייצוא הישראלי ומתחרות במוצריהן עם מוצרים מהארץ. מאז אמצע שנות השמונים הייתה מגמת ירידה בשיעור תקציב הביטחון מהתמ"ג, אולם מגמה זו התהפכה בשנים 2001–2003. משנת 2003 הייתה חזרה מסוימת לתוואי פוחת בשיעור זה.

התמ"ג החזוי לשנת 2006 הוא כ-575 מיליארד ש"ח ומבטא אומדן צמיחה של כ-3.9%. שיעור תקציב משרד הביטחון נטו מהתמ"ג החזוי בשנת 2006, עומד אפוא, על כ-7.4%. חלקו מסך תקציב המדינה, ללא מתן אשראי נטו, הוא כ-19.6%.

מלבד ההוצאות בתקציב משרד הביטחון, ישנן עלויות ביטחון נוספות למשק, כגון: תקציבי פיקוד העורף, הקרן לקליטת חיילים משוחררים, המשרד לביטחון הפנים, גופי ביטחון נוספים, הוצאות ביטחון אזרחיות, סיוע לתעשיות ביטחוניות במשבר ועוד. לכל אלו יש להוסיף את עלות החלופה של חיילי החובה (המתבטאת בפער שבין מסלול "השכר" בשירות חובה לבין השכר בשוק, שחיילי שירות החובה היו משתכרים אלמלא היה שירות חובה) ושל אנשי המילואים. לפיכך, סך ההוצאה הביטחונית בפועל הצפויה בשנת 2006 היא כ-57 מיליארד ש"ח, שהם כ-10% מהתמ"ג הצפוי לשנת 2006.

הוצאות הביטחון הגבוהות של מדינת ישראל, לעומת מדינות מערב אירופה וארה"ב, הן פועל יוצא של האיומים הביטחוניים הניצבים בפניה. עם זאת, ובהתחשב בשינויים הגיאו-אסטרטגיים שחלו באזור בשנים האחרונות, יש מקום לבחון אם נדרש לקיים לאורך זמן את ההיקף הנוכחי של ההוצאות לביטחון, או שמא יש מקום להפחיתן משמעותית. הורדת רמת ההוצאה לביטחון תגדיל את היכולת להקצות תקציבים לנושאים אחרים בהתאם לסדרי העדיפויות של הממשלה ולהפחית את נטל המיסוי.

השינויים בתקציב הביטחון לשנת 2006

השינויים בתקציב הביטחון לשנת 2006 מתחלקים לארבע קבוצות עיקריות:

- הפחתת התקציב בהתאם להחלטת הממשלה בדבר המדיניות הפיסקלית לשנת 2006.
- תקצוב המימון בגין הרשאה להתחייב (פריסות תקציב) שתוקצבה בשנים הקודמות.
- תוספות בגין גידול ההוצאה על גימלאות ואגף השיקום.
- תוספות והפחתות הנובעות מסיכומים שונים בין משרד הביטחון ומשרד האוצר ובכלל זה העברת מחנות צה"ל לדרום הארץ ואזורח משימות.

השינויים בתקציב הביטחון נטו לשנת 2006
על בסיס תקציב מקורי לשנת 2005
(באלפי ש"ח, במחירי 2006)

הפחתה על פי החלטת הממשלה מאוגוסט 2005 על עדכון תקציב הביטחון	(-666,182)
הפחתות רוחביות בהתאם להחלטות ממשלה	(-875,072)
תוספות והפחתות בהתאם לסיכומי תקציב הביטחון	900,000
תוספת בגין הגידול בסיוע האמריקני	240,704
תוספת בגין הגידול בהיקף גימלאות צבא הקבע ומשרד הביטחון	178,226
תוספת בגין הפרשות צה"ל עבור פנסיה צוברת בגין משרתי הקבע	40,720
תוספת לאגף השיקום בגין גידול במספר הזכאים	35,000
תוספת תקציב עבור מיזם אזורח ימ"חים	10,000
תוספת בגין עלויות העתקת בסיס חה"א מנתב"ג לנבטים	60,000
תוספות והפחתות- נושאים שונים	28,016

לפיכך, גג תקציב הביטחון נטו לשנת 2006, ללא הוצאות בגין תכנית ההתנתקות מסתכם בכ-42.3 מיליארד ש"ח.

התפתחות תקציב משרד הביטחון
(במליוני ש"ח - במחירי 2006)


50
40
30
20
10
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

הערות לתרשים:
- שנת 2006 - הצעת התקציב.
- שנים 1995-2005: התקציב על שינויו, לא כולל העברות עודפים משנים קודמות.
- תקציב ההוצאה בחו"ל כולל סיוע אמריקני מיוחד להוצאה בחו"ל.
- לא כולל תקציב מיוחד למימון תכנית ההתנתקות, כולל מכשול מרחב התפר.

שינויים בשיא כוח האדם של עובדי משרד הביטחון

בהתאם להחלטות הממשלה על הפחתת 3% מכוח האדם במשרדי הממשלה, במעבר בין שנת התקציב 2005 לשנת התקציב 2006, הופחתו 54 משרות מתקציב משרד הביטחון. במהלך שנת 2005 התוספו למשרד הביטחון 30 תקנים עבור אגף השיקום בהתאם להסכם בין המשרדים. לפיכך יעמוד שיא כוח האדם של עובדי משרד הביטחון לשנת 2006 על 1,761 משרות ועל 204 עובדים בתקנים ארעיים.

נושאים מרכזיים בתקציב הביטחון

יישום תכנית ההתנתקות

מערכת הביטחון משתתפת ביישום תכנית ההתנתקות בהתאם להחלטות הממשלה והכנסת. משרד האוצר ומשרד הביטחון הגיעו להסכמה על תוספת תקציב בסך 1.9 מיליארד ש"ח למשרד הביטחון שתתפרס על פני השנים 2007-2005 עבור הנושאים הבאים:

- יציאת הכוחות מרצועת עזה והיערכותם מסביב לגדר הביטחון, ובכלל זה הקמת בסיסים חדשים בהתאם לפריסה מחדש של הכוחות.
- עיבוי המכשול מסביב לרצועה, והקמת ציר ביטחון כפול לאורך חלק מהגבול ("ציר הוברס ב").
- השתתפות כוחות צה"ל בתהליך הפינוי בפועל של התושבים ואבטחת הפינוי.

בהתאם לסיכום זה מועבר הסכום כאמור לעיל בפריסה תלת שנתית, בשנים 2007-2005. בשנת 2006 צפוי לעבור הנתח הגדול ביותר, בסכום של 830 מיליון ש"ח. כמו כן סוכם על תוספת תקציב לפיקוד העורף בסכום של 44.5 מיליון ש"ח עבור עלויות המיגון ביישובי "סובב עזה". סכום נוסף בסך 40.5 מיליון ש"ח יוקצה מתוך מקורות פיקוד העורף לנושא.

מערכת הביטחון משתתפת גם במספר תחומים "אזרחיים" הקשורים ליישום התכנית ובכלל זה: פינוי מיטלטלין של המתיישבים, הריסת היישובים בתוך הרצועה, העתקת הקברים, סיוע בשכירת בתי מלון למפונים וסיוע בהקמת מגורים זמניים ומבני ציבור למפונים באתר ניצן, ביד בנימין ובאתרים נוספים. עבור נושאים אלו התקבלו עד מחצית ספטמבר תוספות תקציב בהתאם להחלטות הממשלה בסכום כולל של יותר מ-500 מיליון ש"ח. סכום זה מתוקצב בהשתתפות ממשרד ראש הממשלה.

מודל שירות החובה

במדינת ישראל נהוג מאז הקמתה שירות סדיר חובה ארוך ושירות מילואים חובה. קיומו של שירות החובה נובע מתפיסה כי צרכי הביטחון מחייבים קיומו של צבא סדיר גדול והכשרת האזרחים לשירות מילואים על מנת להעמיד כוח גדול עוד יותר בעתות חירום. כמו כן נתפס שירות החובה כממלא תפקיד חברתי של קירוב האוכלוסיות השונות במדינת ישראל ("כור ההיתוך") וככרטיס כניסה לחברה לחלק מן המשרתים.

ברם, לשירות החובה הארוך עלות משקית משמעותית. חיילי החובה הם משאב יקר ביותר בהיותם חלק מפוטנציאל כוח העבודה, ומשמעות השירות הצבאי היא דחיית מימושו. כמו כן, השירות בצה"ל גורם לדחיית כל המסלול המקצועי של המשרתים לגיל מבוגר יותר. השפעות אלו נאמדו על ידי ועדה ציבורית לאומדן עלות הביטחון במשק הישראלי בראשות ד"ר ליאורה מרידור באמצע שנות התשעים. לפי מסקנות הוועדה, אומדן הפסד התוצר שנגרם למשק כתוצאה משירות החובה עמד באותן שנים על כ-1.7% מהתוצר במשק. בדיקה הנעשית על סמך אותן הנחות מגלה כי אובדן התוצר בשנת 2006 יעמוד על כ-9 מיליארד ש"ח. עלות זו היא

בעלת משמעות גדולה ברמה המקרו-כלכלית בפגיעה ברמת התוצר הכולל, וכתוצאה מכך, גם בפגיעה ברמת התוצר לנפש. יתרה מכך, כיוון שעלות חיילי החובה לצה"ל נמוכה ואינה משקפת את עלותם המלאה, הרי שהשימוש שנעשה בחיילי החובה במערכת הביטחון אינו אופטימלי.

מתחילת שנות התשעים התחדדו שני תהליכים מקבילים בנוגע למשרתי החובה בצה"ל. התהליך הראשון הוא גידול משמעותי באוכלוסיית המדינה שמביא לגידול במחזורי הגיוס. התהליך השני הוא ירידה מתמדת באחוז המתגייסים ובאחוז המשרתים שירות מלא, מתוך כל שנתון. תהליך זה נובע מגידול בקבוצות האוכלוסייה שאינן משרתות בצבא, וכן מצורך פוחת של הצבא בשירות של חיילים בתפקידים עורפיים. כל אלו גרמו לכך שמספר המסיימים שירות סדיר מלא מתוך כלל המועמדים לשירות ביטחון הוא כ-50% בלבד.

המצב הנוכחי גורם לניצול שאינו מיטבי של משרתי החובה. הדבר מדגיש עוד יותר את הבעייתיות של שירות החובה הממושך, כאשר מצד אחד המשק סובל מאובדן תפוקה בגין החיילים המשרתים בצבא, ומצד אחר, רמת התפוקה מבחינת המערכת הצבאית אינה אופטימלית. מעבר לכך, העובדה שרבים מהצעירים אינם מגויסים יוצרת בעיה של חוסר שוויון בין המשרתים לאלו שאינם משרתים.

לפיכך, יש לבחון את משך שירות החובה בצה"ל במטרה לקצרו. קיצור השירות ייעשה תוך מתן מענה לאלו שהצבא זקוק להם לשירות ממושך יותר.

קיצור משך השירות בצה"ל יחסוך לצבא את העלויות של החזקת כוח האדם שהצבא אינו זקוק לו וכן ייצור חסכונות בתקציבים המופנים להטבות לחיילים משוחררים. המשתחררים מצה"ל מוקדם יותר יצטרפו למעגל העבודה ויתרמו להגדלת התוצר במשק.

נוכח האמור לעיל, מבוצעת כיום בחינה של מודל שירות החובה בצה"ל על ידי צוות בראשות פרופ' אברהם בן בסט. הצוות צפוי להגיש את מסקנותיו עד ליום 31 בינואר 2006.

מודל המילואים החדש

גיוס חיילי מילואים מהווה נטל כלכלי על המשק. שירות המילואים מהווה את משאב כוח האדם היקר ביותר העומד לרשות מערכת הביטחון, והוא בא בדרך כלל על חשבון ימי עבודה או לימודים של המשרתים. מעבר לאובדן ימי העבודה בפועל, יוצר שירות המילואים הפסד נוסף במקומות העבודה, כיוון שהוא מנתק את המשרתים מרצף העבודה. במשך השנים, ועם הירידה במספר ימי המילואים, נוצר מצב שבפועל, רק חלק קטן מפוטנציאל הגיוס מבצע שירות מילואים משמעותי.

נוכח כל אלו, מונתה ועדה ציבורית לבחינת מודל המילואים החדש בראשות פרופ' ברוורמן. הוועדה גיבשה מספר המלצות בנוגע לשינוי מודל המילואים. השינוי אמור להביא להקטנת המעמסה המוטלת על אנשי המילואים ועל המשק האזרחי, ולצמצם אותה רק לתחומים בהם שירות המילואים הוא הכרחי, קרי, אימונים, עיתות חירום ומקרים מיוחדים באישור הממשלה. בנוסף, מציעה הוועדה להגדיל את הפיצוי הניתן בעבור כל יום מילואים המבוצע בפועל. המלצות הוועדה אושרו בממשלה, נוסחו כהצעת חוק ממשלתית והן נידונות בימים אלו בכנסת לאחר אישור הצעת החוק בקריאה ראשונה.

החוק החדש מטפל בשלושה תחומים עיקריים:

- ביטול הקריאה לשירות מילואים למטרות של תעסוקה מבצעית, אבטחה או שירות מילואים פעיל (שבמסגרתו אנשי המילואים מחליפים חיילי קבע במקצועות שונים כמו מהנדסים, טכנאים, עורכי דין, רופאים וכו'). במודל החדש אנשי המילואים ייקראו לשירות בתקופות שיגרה למטרות אימונים בלבד. מעבר לכך, יבוצע שירות מילואים במצבי חירום או במצבים מיוחדים הדורשים גיוס כוחות בקנה מידה נרחב.

- קביעת מסגרת זמן לשירות מילואים של עד 14 ימי מילואים בממוצע בשנה. כן ייקבע גיל 40 כגיל המקסימלי בו ייקראו לשירות מילואים, וזאת למעט תפקידים מיוחדים שיאושרו ע"י שר הביטחון.

- הגדלת הפיצוי הניתן בגין שירות המילואים.

מכשול מרחב התפר

החל מאפריל 2002 אחראי משרד הביטחון על הקמת מכשול מרחב התפר, בהתאם להחלטת הממשלה. המשרד מרכז את הפעילות להקמת המכשול, הן מהיבטיו הביטחוניים-מבצעיים והן בהיבטי התשתית, בהתאם לתוואי שאותו מאשר הדרג המדיני. במשרד הביטחון הוקמה מנהלת מרחב התפר, האחראית לניהול הקמתו של הפרויקט בידי קבלני הביצוע.

עד למחצית שנת 2005 הסתיימה בנייתם של 240 ק"מ של גדר ההפרדה מטירת צבי בצפון ועד למצדות יהודה בדרום, וכ-170 ק"מ נוספים נמצאים בתהליכי בנייה. בין טירת צבי לאלקנה קיים מכשול מבצעי ורציף. ביתר חלקי התוואי קיימים קטעים שונים שחלקם הושלמו וחלקם בתהליכי בנייה. עלות הבנייה עד סוף שנת 2005 צפויה להסתכם בכ-4.3 מיליארד ש"ח שמומנו בתקציבי השנים 2003–2005. בשנת 2006 מתוכננת בנייתם והשלמתם של קטעים נוספים בגדר בהתאם להחלטות הממשלה. עבור בניית קטעי הגדר החדשים, המעברים, מרקם החיים באזור המכשול, וכן עבור אחזקת הגדר הקיימת, מתוקצב בתקציב הביטחון סכום כולל של כ-1.3 מיליארד ש"ח בתקציב 2006.

בכוונת משרד הביטחון לפעול באמצעות מינהלת המעברים שהוקמה במשרד, לאזורות המעברים המוקמים לאורך המכשול. תהליך זה נועד לשפר את השירות הניתן במעברים ולצמצם את מוקדי החיכוך בין האוכלוסייה האזרחית ובין חיילי צה"ל.

גימלאות צבא הקבע

תקופת השירות הקצרה בצה"ל (גיל הפרישה הממוצע כיום הוא כ-46 שנים), והרצון להבטיח פרישה מכובדת בתום השירות מחייבים הקצאת תקציב גדל והולך למימון גימלאות לאנשי הקבע. בשנים האחרונות גדל תקציב הגימלאות בכ-200 מיליון ש"ח בכל שנה. המגמות המוצגות בתרשים שלהלן מלמדות כי תקציב הגימלאות עלה מרמה של כ-1.5 מיליארד ש"ח בראשית שנות התשעים עד לכ-3.9 מיליארד ש"ח בשנת 2006, והוא צפוי להגיע לרמה של יותר מ-5 מיליארד ש"ח תוך שנים ספורות.


התפתחות ביצוע תקציב הגימלאות של משרתי הקבע
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פנסיה צוברת

במסלול הפנסיה הצוברת מפרישים כל חודש, הן המעביד והן העובד, שיעור קבוע ממשכורתו של העובד לקופת הפנסיה. שיטה זו מרחיבה את הראייה הכלכלית של העסקת עובדים באופן שתכלול גם את ההיבט הפנסיוני, שכן בשיטה זו גלומה העלות הפנסיונית בשכרם השוטף של העובדים, מה שמחייב הקצאה מראש של מקורות ריאליים למימון הפנסיה העתידית. מצב זה שונה משיטת הפנסיה התקציבית, שבה העסקת עובדים בהווה דוחה לעתיד חלק ניכר ולא תמיד ידוע מעלות ההעסקה.

לאור החלטת הממשלה, במסגרת דיוני תקציב 2004, החל המעבר לפנסיה צוברת בקרב החיילים שהתחייבו לשירות קבע החל מיום 1 בינואר 2004. לפיכך, מתגייסים חדשים מתוך קבוצה זו מפרישים ממשכורתם בכל חודש את חלק העובד עבור הפנסיה. צה"ל מפריש גם כן את חלקו, והוא משופה על כך בהתאם לסיכום באמצעות תוספת תקציב. במקביל הטילה הממשלה על משרד האוצר ועל משרד הביטחון לסכם את פרטי המעבר מפנסיה תקציבית לפנסיה צוברת. בין הנושאים המחייבים התייחסות נמצאים מודל השירות (גיל פרישה), וכן הממשקים עם קרנות הפנסיה ועם אגף השיקום. עד כה סוכם כי משרתי הקבע אשר יפרשו ימשיכו ליהנות מפנסיית גישור תקציבית עד לגיל בו תחל קרן הפנסיה לשלם (תקופה של 10-20 שנים). כן סוכם אופן החישוב של פנסיית הגישור, הממשקים של משרד הביטחון עם קרנות הפנסיה ומנגנוני התשלום והביטוח במקרים של נכות ושארים. הסוגיות המרכזית שנותרו פתוחות הן: מודל השירות (גיל הפרישה לקבוצות המשרתים השונות) וגובה הפנסיה של משרתי הקבע, שכן דרישת מערכת הביטחון היא שהפנסיה תהיה גבוהה באופן משמעותי מהפנסיה הנגזרת מהצבירה בקרנות.

מהלך זה של העברת אנשי הקבע החדשים למסלול של פנסיה צוברת, יחד עם העברת השוטרים, הסוהרים ועובדי שירותי הביטחון, משתלב עם המהלך הכולל של קליטת כלל המצטרפים החדשים לשירות המדינה במסלול של פנסיה צוברת והבטחת זכויותיהם במסגרת של קרנות פנסיה.

החלת מודל הפנסיה הצוברת על אנשי הקבע תיתן מענה גם לאנשי הקבע המסיימים את שירותם לפני הגיעם לגיל הפרישה, כלומר משתחררים לפני גיל 40.

גיל הפרישה

משרד האוצר ומשרד הביטחון נמצאים בדיונים על יישום מודל חדש לשירות הקבע, אשר יכלול העלאה משמעותית בגילאי הפרישה ושינוי בחלוקה בין משרתי הקבע אשר יסיימו את שירותם בגילאים צעירים יותר לבין אלו אשר ימשיכו לשרת עד לגיל הפרישה. מרכיב משמעותי נוסף במודל החדש הוא אזרוח תפקידים רבים, המבוצעים ע"י משרתי הקבע. המהלך האמור ישפיע על גיל הפרישה בטווח הארוך, אולם כבר כיום נדרש לבצע צעדים אשר ישפיעו בטווח הקצר על גיל הפרישה ועל היקף תקציב הגימלאות. מתוך כך נדרש כבר כיום להעלות את גיל הפרישה מצה"ל בהדרגה למשרתים קיימים, אגב קביעת הבחנה בין התפקידים השונים: אנשי הקבע מהמערך הלוחם יפרשו בגיל צעיר יחסית, ואילו אנשי הקבע בתחומים מקצועיים ולוגיסטיים יפרשו בגיל מבוגר יותר, כך שיוכלו לתרום למערכת מהשכלתם ומניסיונם במשך תקופה ארוכה יותר.

חיסכון בעלויות כוח אדם והסכמים להפחתת כוח אדם המשרת בקבע

הקטנת עלויות כוח האדם היא צעד חיוני, לא רק בטווח הקצר, נוכח ההפחתות התקציביות, אלא גם בטווח הארוך, על מנת לפנות מקורות להתעצמות ולמוכנות. בתחום זה נדרשת הקטנה הן בהיקף כוח האדם והן בעלות העסקתו (שכר ותנאי שירות). נושאים אלו הביאו את משרד הביטחון ואת משרד האוצר להסכים על הפחתה משמעותית של כוח האדם בגילאי הביניים (גילאי 27-38). לפי הסכמה זו, יזכו משתחררים אלה בתנאי שחרור מועדפים, ומשרד האוצר ישתתף במימון מרבית עלות התכנית.

כחלק מהתכנית לצמצום סד"כ צה"ל סוכם בין המשרדים כי החל משנת 2007 יופחת מספר הפורשים לגימלאות בצורה משמעותית. במסגרת זו, וכחלק מהתהליך, הושגה הסכמה המאפשרת לצה"ל להגדיל את מספר הפורשים לגימלאות בשנים 2003-2006. הסכמה נוספת היא שמשרתים בעלי ותק העולה על עשר שנים בשירות קבע, אשר ישוחררו ביוזמת המערכת החל מיולי 2003, יהיו זכאים, על פי בחירתם, ל"הקפאת זכויות", כלומר יקבלו, אם ירצו בכך, פנסיה החל מהגיעם לגיל הפרישה במשק, על פי צבירה של 2% לכל שנת שירות, וזאת תמורת הפחתת הפיצוי המוגדל בעת שחרורם.

אבן יסוד בהסכמים אלו היא ירידה קבועה במספר אנשי הקבע בכלל, ובמספר אנשי ה"קבע המובהק"- משרתי הקבע מתקן רס"ן ומעלה בפרט. ההפחתה תתבצע באמצעות הוצאת אנשי קבע לגימלאות, הפסקת שירותם של משרתי הקבע בגילאי הביניים (27-38), וצמצום בהיקף הנכנסים ל"קבע מובהק".

עם מיצוי ההסכם הנוכחי, הצפוי להסתיים כאמור בשנת 2006, ונוכח הירידה הצפויה בתקציב הביטחון גם בשנים הבאות, נדרש לפעול לביצוע הפחתה נוספת במספר אנשי הקבע במתכונת דומה לזו שבוצעה בשנים האחרונות.

פינוי מחנות הצבא ממרכזי הערים

החלטת הממשלה מאוגוסט 1993 מחייבת את צה"ל לפנות מחנות צבא ממרכזי הערים, בשיתוף עם משרד הביטחון, משרד האוצר, משרד השיכון, משרד הפנים ומינהל מקרקעי ישראל. מטרת החלטה זו היא להעתיק את מחנות צה"ל ממרכזי האוכלוסייה ולייעד את הקרקע המתפנה לשימושים אזרחיים, בעיקר למגורים, תיירות, מסחר ותעשייה, ובלבד שקיימת כדאיות כלכלית לפינוי, כלומר שהתקבולים משיווק הקרקע יהיו גבוהים מעלויות העברת המחנה. פינוי המחנות מגדיל כאמור את היצע הקרקעות לבנייה באזורי ביקוש, ויתרה מכך, הוא מעמיד לרשות הצבא מחנות חדשים ויעילים יותר, הממוקמים פונקציונלית בהתאם לצרכיו העכשוויים. עד כה פונו בפועל או סוכם סופית על פינויים של כ־40 מחנות צה"ל.

משרד הביטחון ומשרד האוצר פועלים במשותף ליישומו של מהלך להעתקת בסיסי צה"ל מרכזיים לנגב. מהלך זה נועד לתרום לפיתוח הנגב, בין השאר הודות להגדלת הפוטנציאל של תעסוקה בת קיימא באזור; הבאת אוכלוסייה חזקה ויציבה; יצירת תשתיות וכדומה. מהלך זה מתייחס אפוא לתועלת הכלכלית הרחבה יותר שבהעתקת המחנות, קרי לא רק על פי ההכנסות משיווק הקרקע, אלא גם תוך התחשבות ביתרונות הטמונים בהעתקתם לאזור הדרום של מוקדי תעסוקה ניכרים וקבועים, יחד עם אוכלוסייה מבוססת כלכלית. במהלך מעין זה יש חשיבות ליצירת מסה קריטית של מחנות וכוח אדם המועברים לדרום, הן מהיבט התועלת הכלכלית והן מן ההיבטים הצבאיים של העתקת מוקד פעילות צה"לית לאזור זה.

בשנת 2004 סוכם על העברת בסיס חיל האוויר מנתב"ג לנבטים. מהלך זה יבוצע בשנים 2004–2009 בעלות כוללת של כ־1.6 מיליארד ש"ח. מיזמים נוספים, הנמצאים עדיין בתחילת דרכם, הם העתקת מחנות ההדרכה מצריפין ל"עיר הבה"דים" בסמוך לצומת הנגב והעתקת מחנות חמ"ן ויחידות המחשוב הצה"ליות לדרום.

בהחלטה על ביצוע העתקת המחנות, נלקחו בחשבון לא רק עלויות המעבר ושווי הקרקע המתפנה, אלא גם החשיבות הכלכלית והחברתית שבפיתוח הנגב. מהלכים אלו גורמים להעברה של אוכלוסייה מבוססת ממרכז הארץ אל היישובים שבקרבת הבסיסים החדשים. העתקת בסיס ח"א לנבטים תגרום להעברת מערך אחזקת מטוסי התובלה הצבאיים לאזור זה. מהלך זה יצור תשתית לפעילות דומה בתחום האזרחי, ושניהם יחד צפויים לספק מקומות תעסוקה רבים לתושבי האזור. העברת יחידות חמ"ן ויחידות המחשוב צפויות למשוך לאזור כוח אדם איכותי ותשתית טכנולוגית עתירת ידע.

פינוי תדרים בשימוש צבאי והעברתם לשימוש אזרחי

בנושא זה היו שני סיכומים בין המשרדים: הראשון, משנת 1997 - על סך של 247 מיליון ש"ח; השני, משנת 1999 - על סך של 1.25 מיליארד ש"ח. תוספות תקציב אלו מיועדות לביצוע מחקר ופיתוח ולרכישת ציוד, אשר יופעל בתחומי תדרים חליפיים שהועמדו לרשות משרד הביטחון. נתח התקציב לשנת 2006 לפינוי התדרים הוא כ־137 מיליון ש"ח.

כיום נידון בין משרד האוצר, משרד הביטחון ומשרד התקשורת צמצום בתחומי תדרים שהוקצו לרשת הסלולרית הצבאית, "ורד הרים", על מנת להוציאם למכרז בין חברות הסלולר הפרטיות.

הוצאת פעילויות מצה"ל אל המגזר האזרחי

צה"ל מבצע כיום פעילויות רבות, לוגיסטיות ותומכות לחימה כאחד, שניתן לבצען באמצעות המגזר הפרטי ביעילות רבה יותר, וזאת מן ההיבטים הכלכליים, התפעוליים והתקציביים. הוצאת פעילויות אלה מצה"ל תפנה משאבים לטובת התעצמותו של הצבא. יתירה מזו, ביצוע פעילויות אלה בידי גופים אזרחיים, המתמחים בהם, גם תשפר את התפוקות המושגות. הפרטת פעילויות דורשת ראייה כוללת והתייחסות לעלויות של כלל מערכת הביטחון ולעלויות חיצוניות נוספות.

במהלך שנת 2005 סיכמו משרד הביטחון ומשרד האוצר על אזרוח שני תחומים פעילות, תוך מתן סיוע תקציבי למשרד הביטחון בגין עלויות תקציביות הנוצרות בתהליך האזרוח, ובהן פערי מע"מ, תשלומי פנסיה ועלויות שיקום. התחום הראשון, בהיקף מצומצם יחסית, הוא פיילוט בתחום אזרוח אחזקה של ימ"חים. התחום השני, בהיקף רחב יותר, הוא אזרוח של מערך הרכב ה"לבן" בצה"ל והעברת הטיפול בנושא לחברות ליסינג.

נושא מרכזי נוסף העומד כיום על הפרק הוא אזרוח של מערך ההסעדה בצה"ל. במסגרת זו מתוכנן שכל הכרוך בהכנת המזון ואספקתו יבוצע ע"י זכיינים פרטיים.

צמצום מספר משלחות צה"ל ומשרד הביטחון

משהב"ט וצה"ל מחזיקים מערך של עשרות משלחות ונציגויות בכל רחבי העולם בעלות של כ-190 מיליון ש"ח בשנה. על אף השינויים במתכונת הרכש ובמסלולי ההרכשה, ולמרות ההתפתחויות הטכנולוגיות והשינויים המדיניים בשנים האחרונות, מגדיל משהב"ט את היקף המשאבים להחזקת הנספחויות והמשלחות של צה"ל ומשהב"ט בחו"ל מדי שנה.

צמצום מספר הנציגויות והפחתת התקציב המופנה לנושא יסייעו לפינוי מקורות בתקציב הביטחון. בהחלטת הממשלה מיום 9 באוגוסט 2005 הוחלט בין היתר על צמצום מספר המשלחות והיקפן ב-5% והמשך בחינת הנושא במשותף ע"י משרד הביטחון ומשרד האוצר. על אף שזהו צעד בכיוון הנכון, אין ספק כי ניתן להמשיך במגמה זו ולצמצם באופן משמעותי ביותר את מספר המשלחות ואת היקף כוח האדם המוקצה אליהן, ובכך לחסוך עשרות מיליוני ש"ח מדי שנה.

נושאי התייעלות נוספים

לבד מהנושאים שפורטו לעיל, קיים פוטנציאל לצמצום ולהתייעלות במערכים האזרחיים והלוגיסטיים בפעילות במשרד הביטחון ובצה"ל. לדוגמה, ייעול עבודת אגף השיקום; צמצום כוח האדם והתקורות במשרד הביטחון; וכן צמצום במספר בסיסי צה"ל ע"י סגירה או איחוד בסיסים.

הקרן לקליטת חיילים משוחררים

הצעת תקציב החוק לקליטת חיילים משוחררים לשנת 2006 מסתכמת בכ-1,326 מיליון ש"ח.

החל משנת 1994 מיושם "חוק קליטת חיילים משוחררים", המַקנה לחיילים משוחררים ולבנות השירות הלאומי את הזכויות הבאות:

- מענק כספי הניתן בעת השחרור.
- קרן פיקדון הנזקפת לזכות החיילים ומיועדת למטרות לימודים, הכשרה מקצועית, רכישת דירה, נישואין או פתיחת עסק. חייל משוחרר שלא מימש את מלוא קרן הפיקדון במהלך תקופת הזכאות יקבל את כל יתרת הכסף שנצברה לזכותו לאחר חמש שנים.
- הקרן לסיוע נוסף – סיוע מיוחד לחיילים הזקוקים לכך בשני תחומים מרכזיים:

– מלגות לימודים ומלגות קיום לחיילים משוחררים הלומדים במכינות קדם-אקדמיות על פי אמות מידה חברתיות-כלכליות.

– מימון מלגות לימודים לחיילים משוחררים הלומדים במוסדות המכון הממשלתי להכשרה בטכנולוגיה ובמדע. הסיוע מועבר באמצעות משרד התעשייה המסחר והתעסוקה.

בשנת 2000 תוקן החוק לקליטת חיילים משוחררים. ע"פ תיקון החוק, חיילים שהתגייסו החל מיום 1 בינואר 2001 זכאים לצבירה חודשית בגין חודשי השירות שבוצעו בפועל ועל-פי סוג השירות: לוחם, תומך לחימה או אחר.

במחירי יולי 2005, לוחם או לוחמת צוברים סך של 910 ש"ח בגין כל חודש שירות; תומך או תומכת לחימה צוברים סך של 758 ש"ח בגין כל חודש שירות; וחיילים או חיילות בתפקידים אחרים צוברים סך של 607 ש"ח בגין כל חודש שירות.

סך הצבירה על-פי תיקון החוק (מענק וקרן פיקדון) הוא כדלהלן:

לוחמים:	חייל	(36 חודשים)	31,552 ש"ח
	חיילת	(24 חודשים)	20,630 ש"ח
תומכי לחימה:	חייל	(36 חודשים)	27,002 ש"ח
	חיילת	(24 חודשים)	17,900 ש"ח
אחר:	חייל	(36 חודשים)	21,844 ש"ח
	חיילת	(24 חודשים)	14,562 ש"ח

על-פי תיקון החוק משנת 2000 יועמדו הסכומים שנצברו לרשות שאיריהם של חללים וחיילים שנפטרו לאחר שחרורם.

פירוט מרכיבי תקציב הקרן לקליטת חיילים משוחררים לשנת 2006
(באלפי ש"ח)

מענקי שחרור	314,252
קרן פיקדון	849,442
קרן לסיוע נוסף	87,847
הוצאות תפעול ושכר	11,757
רזרבה לתשלומי העברה והתייקרות	62,817
סך-הכול	**1,326,115**

תקציב קרן הפיקדון נבנה בהתאם לאומדן קצב מימוש הפיקדון, על פי בחינת מקדמי מימון של מימוש הפיקדון בשנים שעברו.

התפלגות מימוש קרן הפיקדון בשנת 2004
(אחוזי מימוש)


7.01%
26.88%
3.71%
3.68%
5.07%
0.33%
53.31%
מזומן נישואין עסק דירה הכשרה מקצועית לימודים משפחות שכולות

מקור: הקרן לקליטת חיילים משוחררים

סיוע המדינה לחיילים משוחררים

מעבר לסיוע הניתן לחיילים משוחררים במסגרת הקרן לקליטת חיילים משוחררים, מעניקה מדינת ישראל לחיילים משוחררים סיוע במספר אופנים:

- סיוע בדיור - תוספת של 1% למשכנתא הבסיסית עבור כל חודש שירות, עד לתקרה של 60% לזוג.
- מענק עבודה נדרשת - מענק בגובה כ-7,400 ש"ח למועסקים בענפי הבניין, החקלאות, המלונאות, תחנות הדלק ואבטחת מפעלי תעשייה ובתי מלאכה (כ-80% מהמענק).
- הכשרה מקצועית - במסגרת משרד התעשייה המסחר והתעסוקה.
- הטבות במיסוי - במסגרת החלטות הממשלה לקראת תקציב המדינה לשנת 2000, נקבע כי יוענקו עד שתי נקודות זיכוי בהתאם למשך השירות בפועל לתקופה של שנתיים, למי ששירת שירות צבאי (או שירות לאומי).
- היחידה להכוונת חיילים משוחררים במשרד הביטחון - מסייעת בהלוואות לדיור, ללימודים, לטיפולים רפואיים, ועוד.

תיאום הפעולות בשטחים

הצעת תקציב תיאום הפעולות בשטחים (נטו) לשנת 2006 מסתכמת בכ-90.7 מיליון ש"ח.

הצעת התקציב לשנת 2006 מביאה לידי ביטוי את החלטת הממשלה בדבר סגירת מת"ק עזה ובדבר הפחתת ההוצאות וצמצום בתקני כוח האדם. בעקבות יישום תכנית ההתנתקות ועם ביטול הצורך בפעילות בתחום ההתיישבות בעזה ושינוי אופי הפעילות אל מול הרשות הפלשתינאית, יחל תהליך של צמצום הפעילות וכוח האדם במנהלת התיאום והקישור של מפקדת התיאום והקישור ארז.

בשנים האחרונות ובפרט לאחר "חומת מגן", פועל תיאום הפעולות בשטחים באופן אינטנסיבי במטרה לסייע לאוכלוסייה הפלסטינית, תוך הפרדה בין מחוללי הטרור לבין כלל האוכלוסייה. תיאום הפעולות בשטחים פועל לאפשר את המשך פעילותן של המערכות האזרחיות הפלסטיניות, תוך מתן אפשרות לארגונים בינלאומיים לפעול באופן מתואם על מנת למנוע את בינאום הסכסוך.

בתיאום הפעולות בשטחים פועלים במשולב קציני מטה אזרחים, המפעילים את סמכויות משרדי הממשלה ביהודה ושומרון בתחומים שלא הועברו לרשות הפלסטינית, ואנשי צבא העוסקים הן בהיבטים האזרחיים והן בהיבטים הביטחוניים של פעילות ישראל באזורים. כוח האדם הפועל במסגרת תיאום הפעולות בשטחים מונה 231 אזרחים ו-147 אנשי קבע.

להלן היעדים העיקריים של תיאום הפעולות בשטחים:

- לשמש מנגנון לתיאום וקישור בין הממשלה בישראל לבין גורמי הרשות הפלסטינית בתחומים שעליהם מחליטה הממשלה.
- לשמש גורם אופרטיבי לעיצוב מערכת הקשרים האזרחיים עם הפלסטינים, ולדאוג לאיזונים בין הצרכים הביטחוניים לבין הצרכים האזרחיים.
- להבדיל בין כלל האוכלוסייה לבין מחוללי הטרור במטרה לשמור על מהלך חיים תקין, ובכלל זה להבטיח נגישות לצרכים חיוניים, כמו: חשמל, מים, מזון, טיפול רפואי וכיו"ב.
- לטפל בצרכים התכנוניים של האוכלוסייה הישראלית באזורי יהודה ושומרון.
- לפקח בשטחי C תוך שמירת האינטרסים הישראליים.
- לפעול, באמצעות קציני המטה, למימוש הסַמכות והאחריות בתחומים שלא הועברו למשרדי האם בישראל או לרשות הפלסטינית.
- לקחת חלק בפעילות להקמת גדר הביטחון במרחב התפר, הן בהיבטי תכנון ופיקוח והן בבחינת השפעת המכשול על מרקם החיים של האוכלוסייה הפלסטינית.

פיקוד העורף האזרחי

במסגרת התקציב לשנת 2006 מוקצים לפיקוד העורף האזרחי משאבים לביצוע משימותיו.

ארבעה נושאים עיקריים עומדים על הפרק בפיקוד העורף האזרחי:

- מיגון יישובי ה"תפר המערבי" (היישובים הגובלים ברצועת עזה) - בסכום של 85 מיליון ש"ח.
- המשך יישום תכנית שב"מים (שטחי ביטחון מיוחדים) העוסקת במיגון יישובים בתחומי יהודה ושומרון הנמצאים ממזרח לתוואי גדר ההפרדה המוקמת.
- הצטיידות במרכיבי ביטחון, תחזוקתם ומיגון כלי רכב ביישובי יו"ש, בקו העימות בצפון, במרחבי התפר ובשאר חלקי הארץ.
- הקצאת משאבים לתכנית "סופת חול" העוסקת במיגון אזרחי (מסיכות מגן, ציוד רפואי וכיו"ב) כנגד מתקפה בלתי קונבנציונאלית.

התעשיות הביטחוניות הממשלתיות

בעקבות משבר עולמי בענף התעשיות הביטחוניות בראשית שנות התשעים, שנבע מסיום המלחמה הקרה, ובשל שינויים מדיניים וגיאו-פוליטיים נוספים, נקלעה התעשייה הביטחונית למשבר עסקי מתמשך.

מאז מסייעת הממשלה לתעשיות הביטחוניות הממשלתיות (התעשייה האווירית, התעשייה הצבאית ורפא"ל), לנקוט בצעדים להתאמת כושר הייצור ומספר המועסקים לרמת המכירות ולתנאי השוק בארץ ובחו"ל. תכניות ההבראה שגובשו לתעשיות הביטחוניות הממשלתיות, התבססו בעיקר על תהליכים להקטנת מספר המועסקים. פרישת העובדים נעשתה בתנאים משופרים, כאשר העלויות לכך מומנו ברובן בידי המדינה.

תכניות ההבראה המקומיות שהוכנו לכל תעשייה בנפרד, בסיוע כולל שהסתכם בכ-5.32 מיליארד דולר (מהם כ-3.82 מיליארד דולר בתקצוב ישיר שאושרו ב-14 השנים שבין 1992–2005) אפשרו ייצוב עסקי בחלק מהתעשיות, אך לא הובילו לפתרון שתי בעיות היסוד של תעשיות אלה:

- מבנה העסקה ויחסי עבודה קשיחים יחד עם הוצאות שכר גבוהות.

- כפל תשתיות, עודף כושר ייצור בהון ובעבודה.

תכנית העבודה העיקרית לשנת 2006 בתחום התעשיות הביטחוניות הממשלתיות ממוקדת ביישום שינויים מבניים כדלהלן:

- יישום הפרטת התעשייה הצבאית על בסיס מתווה החלטת ועדת השרים להפרטה מיום 28 באוגוסט 2005. המתווה כולל מכירת כל אחזקות המדינה בחברה כמקשה אחת בדרך של מכירה פרטית למשקיע או לקבוצת משקיעים מהארץ ו/או מחו"ל. זאת לאחר מכירת המפעלים "גבעון" ומלט"ם לרפא"ל כדי ליצור איחוד תשתיות ולשמר אינטרסים החיוניים לביטחון המדינה במסגרת ממשלתית, ומכירת המפעלים "יצחק" ו"קשת" לרוכש פרטי.

- התעשייה הצבאית נמצאת במשבר תזרימי חמור ומתמשך. יתכן כי הממשלה תידרש לסייע לחברה לייצב את מצבה העסקי.

- הנפקת חלק מהון המניות של התעשייה האווירית (בהתאם להחלטת הממשלה מספר 94 מיום 2 באפריל 2003).

כל אלה נעשו כדי לתת מענה לבעיות היסוד של התעשיות הביטחוניות לטווח ארוך.

המשרד לביטחון הפנים

הצעת התקציב של המשרד לביטחון הפנים לשנת 2006 מסתכמת בכ-8.2 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח והשתתפויות משרדי ממשלה אחרים).

דגשים לשנת 2006

- הגברת הביטחון האישי בקרב אזרחי המדינה, תוך שמירה על הסדר הציבורי ואכיפת החוק. עבור יישום מטרה זו קיבל המשרד לביטחון הפנים תוספת בסך כ-500 מיליון ש"ח לתקציבו בשנת 2006.
- המשך מימוש תכנית רב-שנתית לתוספת מקומות כליאה בשירות בתי הסוהר. בשנת 2006 יתוספו לשירות בתי הסוהר מקומות כליאה בהיקף של 980 מקומות לאסירים פליליים.
- שיפור השירות לאזרח והגברת הנוכחות והמעורבות של המשטרה בקהילה.
- הרחבת מעורבות הציבור ושיתוף גורמי הקהילה בתחום ביטחון הפנים על מרכיביו.
- המשך הגברת האכיפה כנגד עבירות כלכליות.
- המשך פעולות האכיפה נגד עובדים זרים בלתי חוקיים ונגד מעסיקיהם.
- מאבק בסמים ובפשיעה, מאבק באלימות במשפחה ובעבירות נוער.
- מאבק בתאונות הדרכים, תוך הרחבת השימוש באמצעים טכנולוגיים מתקדמים.

תקציב משטרת ישראל

הצעת תקציב משטרת ישראל לשנת 2006 מסתכמת בכ־6.7 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח, השתתפויות משרדי ממשלה אחרים והפחתות).

השינויים העיקריים בהצעת התקציב לשנת 2006

- יישום תכנית נרחבת למאבק באלימות על מרכיביה השונים:
  - מאבק בפשיעת הרחוב
  - תגבור תקציבי טכנולוגיה ורכש
  - הגברת המאבק בפשיעה המאורגנת.

התפתחות תקציב משטרת ישראל

(מיליוני ש"ח, תקציב מקורי, מחירי 2006)


5,014
5,273
5,839
6,255
6,121
6,262
6,681
1,170
1,011
מקור: משרד האוצר

תקציב שירות בתי הסוהר

הצעת תקציב שירות בתי הסוהר לשנת 2006 מסתכמת בכ-1.5 מיליארד ש"ח (תקציב ברוטו, כולל תקציב פיתוח, השתתפויות משרדי ממשלה אחרים והפחתות).

השינויים העיקריים בהצעת התקציב לשנת 2006

- המשך יישום תכנית לתוספת מקומות כליאה לאסירים ביטחוניים בהיקף של 1,600 מקומות.
- יישום תכנית לתוספת מקומות כליאה לאסירים פלילים בהיקף של 500 מקומות.
- תחילת ביצוע הפרטת שירותי כליאה.
- פיתוח ושדרוג מערכות המחשוב המרכזיות בשירות בתי הסוהר.
- ביצוע תהליכי התייעלות ארגונית.

התפתחות תקציב שירות בתי הסוהר (תקציב מקורי במחירי 2006)

(מיליוני ש"ח, תקציב מקורי, מחירי 2006)


1,039
1,098
1,190
1,241
1,520
1,415
1,574
2005
מקור: משרד האוצר

המשרדים המינהליים

קבוצת המשרדים המינהליים כוללת את המשרדים הבאים: משרד ראש הממשלה, משרד האוצר, משרד המשפטים, משרד החוץ והמשרד לאיכות הסביבה.

המשרדים המינהליים מאופיינים בעתירות כוח אדם, לכן חלק ניכר מהתקציב השוטף במשרדים אלה, כ-64% בממוצע (לא כולל תקצוב תכנית ההתנתקות), מיועד למימון הוצאות שכר, והיתרה - לתקציבי קניות ופיתוח, המיועדים בעיקר לתפעול המשרדים.

משרד ראש הממשלה

השינויים העיקריים בתקציב משרד ראש הממשלה בשנת 2006

הקצאת מקורות למשרד המשנה לראש הממשלה; ליישום תכנית ההתנתקות; למיזמים לעידוד עלייה; לתכנית לפיתוח המגזר הערבי, הדרוזי והצ'רקסי; למועצות הדתיות ולשירותי הדת; למיזמים לחיזוק ירושלים; למיזמים לפיתוח הנגב והגליל.

משרד האוצר

תכנית העבודה השנתית של משרד האוצר מדגישה תהליכי התייעלות במשרד הראשי וברשות המסים (המאחדת את אגף המכס והמע"מ, אגף מס הכנסה ומיסוי מקרקעין ושירות עיבודים ממוכנים), במקביל להתאמות התקציב הנדרשות בהתאם למדיניות הפיסקלית שעליה החליטה הממשלה.

במסגרת החלטות הממשלה על תקציב המדינה לשנת 2004, הוחלט לאחד את אגפי המסים ושירות עיבודים ממוכנים במשרד האוצר. במסגרת זו מונה מנהל אחד לאגף המאוחד והוחל בהכנת התכנית לאיחוד האמור, תוך איחוד מטות, מינהלות ותקורות של האגפים. במהלך שנת 2006 יימשך יישום תכנית האיחוד. מהלך זה ייעל את פעילות מערכת המס וצפוי לאפשר הגדלה של יכולת ההרתעה, האכיפה והגבייה של מערך המסים המאוחד, תוך שיפור השירות לאזרח.

בנוסף, בתקציב 2006 יינתן תגבור לתקציב המכס כדי להיערך מחדש בעקבות היציאה מרצועת עזה.

משרד המשפטים

נוכח הגידול בעומס המוטל על מערכת המשפט בשנים האחרונות, תדגיש תכנית העבודה של משרד המשפטים (המשרד הראשי והנהלת בתי המשפט) את המשך הביצוע של שינויים מבניים להפחתת העומס על מערכת בתי המשפט בישראל, ובכלל זה המשך תגבור מספר העוזרים המשפטיים בבתי המשפט המחוזיים ובבתי משפט השלום והמשך מיזם בינוי בתי משפט. כמו כן יוקצו משאבים כספיים למשרד המשפטים ולמערכת בתי המשפט לתגבור מספרם של שופטים ופרקליטים במסגרת המלחמה באלימות ובמטרה לחסל את הפיגור בטיפול בתיקים. בנוסף, יתוגברו תקציבי המחשוב של משרד המשפטים לשם פיתוח מערכת מחשוב לפרקליטות המדינה.

משרד החוץ

במהלך שנת 2006 יחל משרד החוץ בפתיחת שתי נציגויות חדשות, בהמשך לפתיחת שלוש נציגויות בערים מינסק, קישינב ובומביי בשנת 2004 ולפתיחת שתי נציגויות נוספות בפנמה סיטי ובזגרב במהלך שנת 2005.

המשרד לאיכות הסביבה

המשרד לאיכות הסביבה ימשיך להתמקד בשנת 2006 בנושא המים ושיקום הנחלים, בד בבד עם המשך שיפור הטיפול בפסולת מוצקה וכן במפגעים ובזיהומים הנובעים מפעילות תעשייתית. המשרד גם ימסד את הטיפול בתקנים של איכות הסביבה.

משרד ראש הממשלה

הצעת תקציב משרד ראש הממשלה לשנת 2006 מסתכמת בכ-3,369 מיליון ש"ח.

תקציב משרד ראש הממשלה כולל את כלל הפעולות והגופים הכפופים ישירות לאחריות ראש הממשלה, בהם משרד ראש הממשלה הראשי (כולל שרים ללא תיק וסגני שרים), יישום תכנית ההתנתקות, ובכלל זה מינהלת סל"ע האחראית לטיפול במפוני חבל עזה וצפון השומרון, הלשכה המרכזית לסטטיסטיקה, שירותי דת, הרבנות הראשית ולשכת הקשר "נתיב".

בנוסף, כולל התקציב את משרד המשנה לראש הממשלה.

השינויים העיקריים בתקציב משרד ראש הממשלה בשנת 2006

- הקצאת מקורות למשרד המשנה לראש הממשלה.
- הקצאת מקורות ליישום תכנית ההתנקות בסך 2.2 מיליארד ש"ח, שעיקרם תפעול מינהלת סל"ע, פיצויים למפוני חבל עזה וצפון השומרון ותקצוב פעולות מערכת הביטחון.
- הקצאת מקורות למיזם "זכות מלידה" במסגרת לשכת סגן השר לענייני תפוצות וירושלים בסך 84 מיליון ש"ח
- הקצאת מקורות למיזם חינוך יהודי בתפוצות בסך 100 מיליון ש"ח
- הקצאת מקורות למיזם "נפש בנפש" בסך 20 מיליון ש"ח
- הקצאת מקורות לתכנית לפיתוח המגזר הערבי, הדרוזי והצ'רקסי בסך 175 מיליון ש"ח
- הקצאת מקורות למועצות הדתיות ולשירותי הדת בסך 57 מיליון ש"ח
- הקצאת מקורות לתכנית לחיזוק ירושלים בסך 70 מיליון ש"ח
- הקצאת מקורות לפיתוח הנגב והגליל (בהוצאה מותנית בהכנסה)
- הקצאת מקורות ל"חזרה גנרלית" למפקד האוכלוסין שייערך בשנת 2008.

משרד החוץ

הצעת תקציב משרד החוץ לשנת 2006 מסתכמת בכ־1.3 מיליארד ש"ח.

הצעת תקציב משרד החוץ לשנת 2006 מבטאת את מדיניות הממשלה בדבר הפחתת ההוצאות וייעול המגזר הממשלתי. נוכח מדיניות זו ימשיך המשרד בפעולות צמצום וחיסכון במשאבים, הכוללות צמצום התקציב לפעולות שונות של המשרד בארץ ובחו"ל, לרבות צעדי התייעלות שיש בהם כדי להפחית את הוצאות התפעול השוטפות של הנציגויות בחו"ל.

השינויים העיקריים בתקציב משרד החוץ לשנת 2006

- הקצאת מקורות להשלמת הקמתן של נציגויות במינסק, קישינב ובומביי, אשר פתיחתן החלה במהלך שנת 2004 ולהמשך הקמתן של הנציגויות בפנמה סיטי ובזגראב, אשר פתיחתן החלה בשנת 2005, וכן לפתיחת שתי נציגויות נוספות בוולינגטון ובברטיסלבה.
- התאמת התקציב להחלטות הממשלה בדבר הפחתת הוצאות הממשלה וכוח האדם במגזר הציבורי.

משרד המשפטים

הצעת תקציב משרד המשפטים והנהלת בתי המשפט לשנת 2006 מסתכמת בכ-1.96 מיליארד ש"ח (תקציב שוטף ופיתוח).

מערכת המשפט בישראל ניצבת בפני אתגרים רבים, והצעת התקציב לשנת 2006 מבטאת את ההתמודדות עימם, בראש ובראשונה – ההתמקדות בהגברת אכיפת החוק ובהקלת העומס המוטל על מערכת המשפט בישראל. כל זאת במגמה לשפר את רמת השירות המוענק לציבור ואת איכותו. לצורך קיצור וייעול ההליך השיפוטי, יוקצו בשנת 2006 משאבים לקליטת עוזרים משפטיים בבתי משפט השלום. כמו כן, במסגרת המלחמה בפשיעה, יתוספו למשרד המשפטים ולהנהלת בתי המשפט משאבים ייעודיים לטיפול בתיקים הממתינים לבירור דין ולתגבור מערך השפיטה. בנוסף, בוצעו התאמות בתקציב הכולל, בהתאם להחלטות הממשלה בדבר הפחתת הוצאות הממשלה.

השינויים העיקריים בתקציב משרד המשפטים הראשי ובתקציב הנהלת בתי המשפט בשנת 2006

משרד המשפטים

- הקצאת משאבים להוצאת תיקים לטיפול על ידי עורכי דין חיצוניים (מיקור חוץ), על מנת להפחית את העומס המוטל על פרקליטות המדינה.
- הקצאת 50 פרקליטים ומתמחים לטיפול בפשיעה ולטיפול בתיקים הממתינים לבירור דין במטרה לחסל את הפיגור בטיפול בתיקים.
- הקצאת מקורות לפיתוח מערכת מחשוב חדשה לפרקליטות המדינה, כחלק מההיערכות להפעלת מערכת המחשוב בבתי המשפט ובמטרה לייעל את המעקב אחרי הטיפול בתיקים ופעילות הפרקליטים.

הנהלת בתי המשפט

- המשך הקצאת מקורות לתגבור עוזרים משפטיים בבתי המשפט המחוזיים ובבתי משפט השלום, במטרה לייעל ולקצר את ההליך השיפוטי.
- הקצאת מקורות במסגרת התכנית למלחמה בפשיעה.
- תקצוב מיזמים של בינוי היכלי משפט חדשים ופיתוח מערכת המחשוב של בתי המשפט במסגרת תקציב הפיתוח של הנהלת בתי המשפט.

משרד המשפטים

הצעת תקציב משרד המשפטים והנהלת בתי המשפט לשנת 2006 מסתכמת בכ-1.96 מיליארד ש"ח (תקציב שוטף ופיתוח).

מערכת המשפט בישראל ניצבת בפני אתגרים רבים, והצעת התקציב לשנת 2006 מבטאת את ההתמודדות עימם, בראש ובראשונה – ההתמקדות בהגברת אכיפת החוק ובהקלת העומס המוטל על מערכת המשפט בישראל. כל זאת במגמה לשפר את רמת השירות המוענק לציבור ואת איכותו. לצורך קיצור וייעול ההליך השיפוטי, יוקצו בשנת 2006 משאבים לקליטת עוזרים משפטיים בבתי משפט השלום. כמו כן, במסגרת המלחמה בפשיעה, יתוספו למשרד המשפטים ולהנהלת בתי המשפט משאבים ייעודיים לטיפול בתיקים הממתינים לבירור דין ולתגבור מערך השפיטה. בנוסף, בוצעו התאמות בתקציב הכולל, בהתאם להחלטות הממשלה בדבר הפחתת הוצאות הממשלה.

השינויים העיקריים בתקציב משרד המשפטים הראשי ובתקציב הנהלת בתי המשפט בשנת 2006

משרד המשפטים

- הקצאת משאבים להוצאת תיקים לטיפול על ידי עורכי דין חיצוניים (מיקור חוץ), על מנת להפחית את העומס המוטל על פרקליטות המדינה.
- הקצאת 50 פרקליטים ומתמחים לטיפול בפשיעה ולטיפול בתיקים הממתינים לבירור דין במטרה לחסל את הפיגור בטיפול בתיקים.
- הקצאת מקורות לפיתוח מערכת מחשוב חדשה לפרקליטות המדינה, כחלק מההיערכות להפעלת מערכת המחשוב בבתי המשפט ובמטרה לייעל את המעקב אחרי הטיפול בתיקים ופעילות הפרקליטים.

הנהלת בתי המשפט

- המשך הקצאת מקורות לתגבור עוזרים משפטיים בבתי המשפט המחוזיים ובבתי משפט השלום, במטרה לייעל ולקצר את ההליך השיפוטי.
- הקצאת מקורות במסגרת התכנית למלחמה בפשיעה.
- תקצוב מיזמים של בינוי היכלי משפט חדשים ופיתוח מערכת המחשוב של בתי המשפט במסגרת תקציב הפיתוח של הנהלת בתי המשפט.

משרד האוצר

הצעת תקציב משרד האוצר לשנת 2006 מסתכמת בכ-1.6 מיליארד ש"ח.

מדיניות הממשלה להפחתת הוצאותיה הגבירה את ההתייעלות באגפי משרד האוצר, בד בבד עם הכנסת כלים טכנולוגיים ומחשוב, כדי לשפר את עבודת אגפי המשרד.

השינויים העיקריים בתקציב משרד האוצר לשנת 2006

כללי

- התקציב יותאם להחלטות הממשלה בדבר הפחתות תקציב רוחביות במסגרת מדיניותה הפיסקלית.
- במסגרת תקציב 2006 יימשך תהליך איחוד אגפי המסים, בהתאם לתכנית המתגבשת במשרד.

רשות המסים לישראל

- בשנת 2006 יתוקצבו מקורות ליישום איחוד אגפי המסים (אגף המכס ומע"מ, נציבות מס הכנסה ומיסוי מקרקעין ושע"מ), תוך שימת דגש על העמקת הגבייה ושיפור השירות לאזרח.
- הקצאת מקורות להפעלת הסדר הסולר החדש במסגרתו יושווה באופן הדרגתי הבלו על הסולר לבלו על הבנזין.
- הקצאת מקורות להקמת משקף המכולות במעבר גבול נהר הירדן, כדי לייעל את מעבר הסחורות מירדן לנמל חיפה.
- הקצאת מקורות לתגבור מערך המכס בעקבות היציאה מעזה והשינויים במערכי הבידוק באזור עזה ויהודה ושומרון.

המשרד הראשי באוצר

- הקצאת מקורות להקמת מינהל הרכש, במטרה לייעל ולהוזיל את פעולות הרכש הממשלתיות.
- הקצאת מקורות להקמת יחידת ניהול החוב הממשלתי, באגף החשב הכללי בעקבות העברת פעילות ניהול החוב מבנק ישראל למשרד האוצר.

גִמלאות

הצעת התקציב לגמלאות לשנת 2006 מסתכמת בכ-7.7 מיליארד ש"ח בהוצאה ובכ-506 מיליון ש"ח בהוצאה מותנית בהכנסה.

הגִמלאות משולמות לפי חוקים שונים, הסכמי שכר, הסכמי עבודה ופסקי דין, לאחר בדיקת הזכאות ואישור גובה הגימלה במינהלת הגִמלאות בחשב הכללי.

החל משנת 2005 מתוקצבִים בסעיף גִמלאות, מלבד תשלומי הפנסיה התקציבית, גם הנושאים הבאים: הסדר קרנות הפנסיה הוותיקות; מימון התחייבות המדינה בגין העלאת גיל הפרישה מעבודה; ותקציב הסיוע לקרנות הפנסיה הוותיקות המאוזנות בגין הקטנת היקף אגרות החוב המיועדות.

הזכאים לגִמלאות

- עובדי מדינה ועובדי תאגידים שפרשו לגִמלאות ושְאֵירֵיהם לפי חוק שירות המדינה (גִמלאות)(נוסח משולב), תש"ל-1970 והתקנות שהותקנו מכוחו.
- נשיאים, מבקרי המדינה, שרים, שופטים, דיינים, קאדים, נגידי בנק ישראל, מנכ"לים לשעבר ושאיריהם- לפי חוק גימלאות לנושאי משרה ברשויות השלטון, תשכ"ט-1969, והתקנות שהותקנו מכוחו.
- עובדי ממשלת המנדט לשעבר (פנסיה רגילה ומוגדלת), בהתאם להחלטות ועדת הכספים של הכנסת.
- גִמלאי גופים חיצוניים: רשות הדואר, המוסד לביטוח לאומי, רשות השידור ומספנות ישראל על פי ההסדרים הקיימים עימם.
- השתתפות בתשלומי גִמלה, לפי הסכמים ל"רציפות זכויות", של מי שעברו משירות המדינה למקומות עבודה אחרים שבהם משולמת פנסיה מקרנות מיוחדות, או מי שעברו ממקומות עבודה אחרים לשירות המדינה - בעבור אותן השנים שבהן עבדו בשירות המדינה.
- השתתפות בדמי גִמלה ל"מבטחים", "קרן גִמלאות מרכזית" ו"גלעד" בעבור תשלומי קִצבה למורים בבתי ספר על יסודיים, שהוצאו לגִמלאות לפני הגיעם לגיל המזכה בפנסיה (קפ"מ).

מספר מקבלי הגִמלאות ממינהלת הגִמלאות
בשנים נבחרות 2004-1985

1985	1988	1994	1998	1999	2000	2001	2002	2003	2004
33,722	40,705	50,555	58,398	60,749	62,714	65,408	68,425	72,348	75,252

מספר המבוטחים בפנסיה תקציבית עמד בסוף שנת 2004 על 131,345 גימלאים ו־212,032 מבוטחים פעילים. ההתחייבות האקטוארית הכלכלית של המדינה בגין גִמלאים ועובדי מדינה פעילים עמדה בסוף שנת 2004 על כ־416 מיליארד ש"ח (בשיעור היוון של 4% במחירי דצמבר 2004). התחייבות זו כוללת את עובדי המדינה, מערכת הביטחון, משטרת ישראל, שירות בתי הסוהר ומורים במסלול מיוחד.

מעבר מפנסיה תקציבית לפנסיה צוברת

במארס 1999 נחתם הסכם בין הממשלה, הרשויות המקומיות, האוניברסיטאות ותאגידים נוספים לבין הסתדרות העובדים הכללית החדשה. ההסכם קבע כי עובדים חדשים בשירות הממשלתי ובשירות הציבורי יבוטחו בפנסיה צוברת במקום בפנסיה תקציבית. ביולי 2001 נחתם הסכם בין הסתדרות העובדים הכללית החדשה לבין מרכז השלטון המקומי והעיריות של שלוש הערים הגדולות. ההסכם קבע כי החל מיום 1 בנובמבר 2001 יבוטחו עובדים חדשים ברשויות המקומיות בפנסיה צוברת. בחוק ההסדרים במשק המדינה לשנת 2002, תוקן חוק שירות המדינה (גִמלאות) נוסח משולב, תש"ל-1970, כך שניתן יהיה ליישם את ההסכם שנחתם במארס 1999 גם לגבי עובדי המדינה. יישום ההסכם התחיל ב-1 באפריל 2002.

במסגרת חוק ההסדרים במשק לשנת 1999 תוקן חוק הגִמלאות לנושאי משרה ברשויות השלטון. לפי התיקון בוטלה הזכאות מאוצר המדינה לגִמלאות של נשיא המדינה, חברי כנסת, שרים, שופטים, קאדים, רבנים ראשיים, מבקר המדינה, נגיד בנק ישראל ומשנהו, שהחלו בכהונתם לאחר יום 15 במאי 1998. זכויותיהם לגִמלאות יובטחו במסגרת של קרן פנסיה או קופת גמל לפי בחירתם.

הסדר קרנות הפנסיה

לנוכח הגירעונות האקטואריים בקרנות הפנסיה הוותיקות הגירעוניות, החליטה הממשלה ביום 25 במארס 2003, על גיבוש תכנית הבראה לקרנות הגירעוניות, במסגרתה יינתן סיוע ממשלתי בהיקפים כספיים חסרי תקדים. ביום 29 במאי 2003 חוקקה הכנסת את פרק ז' 1 לחוק הפיקוח על עסקי ביטוח, במסגרת תכנית להבראת קרנות הפנסיה הוותיקות הגירעוניות. התכנית נועדה, כאמור, לטפל בגירעון האקטוארי של קרנות הפנסיה, כדי להביאן לאיזון אקטוארי באמצעות שינויים בזכויות ובחובות של עמיתים ותוך מתן סיוע ממשלתי בסך של 78.3 מיליארד ש"ח.

הסדר קרנות הפנסיה החזיר את הוודאות לעמיתי קרנות הפנסיה, הבטיח התנהלות ראויה בקרנות ושיקם את האמון במערכת החיסכון הפנסיוני בישראל.

סיוע ממשלתי בגין העלאת גיל הפרישה מהעבודה

בעקבות חקיקת חוק גיל פרישה, התשס"ד-2004, נקבע כי יוקצה תקציב ממשלתי לסיוע בפתרון קשיים כספיים שהם פועל יוצא של העלאת גיל הפרישה מהעבודה. שר האוצר מינה ועדה ציבורית בראשות השופט (בדימוס) מנחם גולדברג ובהשתתפות נציגים של ההסתדרות הכללית החדשה ולשכת התיאום של הארגונים הכלכליים, שתפקידה לקבוע אמות מידה להקצאת הסיוע הממשלתי האמור.

הוועדה הציבורית החליטה כי כספי הסיוע ישמשו למימון העלות הנוספת הכרוכה בהפיכת עובדים שפרשו לפנסיה מוקדמת במימון המעביד לפני יום 31 בדצמבר 2003, והמעביד התחייב לשלם להם פנסיה חודשית מיום פרישתם ועד למועד בו יגיעו לגיל הפרישה הישן (65 לגבר ו-60 לאשה), לפנסיונרים של קרן הפנסיה בה הם מבוטחים בהגיעם לגיל 65 (לגבר) ו-60 (לאישה). ההחלטה האמורה גובשה בתיקון לעסקת חבילה בין משרד האוצר ללשכת התיאום של הארגונים הכלכליים. כמו כן סוכם כי יוקצה סכום של 600 מליון ש"ח אשר יתפרס על פני 10 שנים, לצורך סיוע בפתרון קשיים כספיים ממשיים הנובעים מהעלאת גיל הפרישה, לרבות מתן אפשרות לעובדי כפיים לפרוש לפרישה מוקדמת, ולצורך מימון הכשרות והסבות מקצועיות, הדרכות וכיו"ב.

סיוע לקרנות הפנסיה המאוזנות בגין ביטול אגרות חוב מיועדות

הסדר קרנות הפנסיה כלל הוראה בדבר הפסקת אגרות חוב מיועדות מסוג "מירון" לכלל קרנות הפנסיה הוותיקות, הגירעוניות והמאוזנות.
מתוך מטרה לסייע לקרנות הוותיקות המאוזנות, בעקבות ביטול הנפקת אגרות חוב מיועדות, הסכים משרד האוצר להעביר לקרנות אלו סיוע מאוצר המדינה בגובה הפער בין התשואה הריאלית האפקטיבית של איגרות חוב מיועדות מסוג "מירון" לבין שיעור תשואה של 4%.

תקציב מימון מפלגות וועדת הבחירות המרכזית

הצעת תקציב מימון מפלגות וועדת הבחירות המרכזית לשנת 2006 מסתכמת בכ־407 מיליון ש"ח.

דגשים לשנת 2006

מימון מפלגות שוטף לסיעות הכנסת

חוק מימון מפלגות קובע את הכללים למימון השוטף של הסיעות בכנסת ואת הכללים למימון הסיעות בשנת בחירות. כללים אלה נגזרים מאישור תיקון מספר 16 לחוק מימון מפלגות מיום 16 במארס 1994, שעיקריו הם כדלהלן:

- הקמת ועדה ציבורית בראשות שופט שמינה נשיא בית המשפט העליון. הוועדה תקבע את שיעור יחידת המימון, וזו תהווה בסיס לביצוע תחשיב הסכומים אשר ייגזרו מחוק זה.
- יחידת המימון הוגדלה ב־33%, מסכום של 651.6 אלף ש"ח לסכום של 867 אלף ש"ח (במחירי מארס 1994), והוצמדה למלוא שיעור עליית מדד המחירים לצרכן. גובה יחידת המימון הנוכחי הוא 1.14 מיליון ש"ח.
- המימון החודשי של ההוצאות השוטפות לסיעה הוא בסכום של 5% מיחידת מימון אחת לכל מנדט שבו זכתה בבחירות לכנסת, בתוספת סכום של 5% מיחידת מימון.

בהתאם לאמור לעיל, תקציב מימון המפלגות השוטף יהיה כ־101 מיליון ש"ח בשנת התקציב 2006.

מימון המפלגות לבחירות הכלליות

בשנת 2006 צפויות להיערך בחירות כלליות לכנסת. בהתאם לחוק מימון המפלגות, התשל"ג–1973, זכאיות מפלגות המתמודדות בבחירות למימון הוצאות הבחירות. סיעה המתמודדת בבחירות זכאית למימון בגובה יחידת מימון אחת, בתוספת מכפלת יחידת המימון בממוצע המנדטים שבהם זכתה הסיעה בכנסת היוצאת ובכנסת הנכנסת. רשימת מועמדים אשר קיבלה בבחירות מספר קולות העולה על 1%, אך אינה משתתפת בחלוקת המנדטים, זכאית לקבל הוצאות בחירות בשיעור של יחידת מימון אחת.

החלטת ממשלה מס' 4149, מיום 9 באוגוסט 2005, קבעה כי מימון המפלגות לבחירות יופחת בחקיקה, וייקבע כי יחידת המימון לעניין מימון הבחירות תהיה בגובה של 80% מיחידת המימון שנקבעה, כלומר שווי יחידת המימון לצרכי הבחירות צפוי להיות כ־900 אלף ש"ח.

תקציב מימון מפלגות וועדת הבחירות המרכזית

תקציב מימון המפלגות לבחירות הכלליות נערך בהתאם לאמור לעיל ועל פי תחזיות המבוססות על תקצוב מערכות הבחירות הקודמות. בהתאם לכך, תקציב מימון המפלגות לבחירות הכלליות שייערכו בשנת 2006 צפוי להיות כ־140 מיליון ש"ח.

בהתאם לחוק, 85% מתקציב מימון המפלגות יועבר למפלגות הזכאיות לכך עד מועד הבחירות, ויתרת הסכום תועבר לאחר פרסום דוח מבקר המדינה המתייחס להתנהלות הכספית במפלגות ובהתאם להמלצותיו.

ועדת הבחירות המרכזית לכנסת

ועדת הבחירות המרכזית לכנסת מוקמת עם כינוסה של כל כנסת חדשה ומכהנת עד להקמת ועדת בחירות חדשה. בוועדה המרכזית לבחירות לכנסת חברים נציגים מכל סיעות הכנסת. ועדת הבחירות המרכזית לכנסת אחראית על תכנון, ארגון וניהול הבחירות לכנסת עד לקביעת תוצאות הבחירות. ועדת הבחירות ממונה על הכנת הבחירות והפעלתן. תקציב ועדת הבחירות המרכזית נקבע על ידי ועדת הכספים של הכנסת, בהתאם להצעת יושב ראש ועדת הבחירות המרכזית. בשנים שבהן לא נערכות בחירות, מועבר לוועדת הבחירות המרכזית תקציב תפעולי של כ־8.5 מיליון ש"ח. בשנת תקציב שבה נערכות בחירות כלליות, עלות הפעילות של ועדת הבחירות צפויה להסתכם בסך של כ־170 מיליון ש"ח, בהתבסס על עלות מערכות בחירות כלליות קודמות.

המשרד לאיכות הסביבה

תקציב המשרד לאיכות הסביבה לשנת 2006 מסתכם בכ-206,334 מיליון ש"ח, מהם 171 מיליון ש"ח בהוצאה נטו וכ-35 מיליון ש"ח בהוצאה מותנית בהכנסה. בנוסף קיים תקציב הרשאה להתחייב בסך 17.3 מיליון ש"ח.

דגשים לשנת 2006

אכיפה

תימשך הפעילות כנגד הגורמים המזהמים את משאבי המים, הקרקע, האוויר והים. המשרד ישים דגש על פעולות מערך האכיפה במטרה ליצור מניעה, הרתעה וענישה הולמת. דגש יושם גם על פיקוח ואכיפה מול מפעלי תעשייה, מתקני תשתית ורשויות מקומיות.

אזור התעשייה ואתר הפסולת הרעילה ברמת חובב

סקר שבוצע בין השנים 2000-2003, מצביע על זיהום בהיקף רחב מתחת לפני שטח האתר, בעיקר זיהום מי תהום ושכבת הקרקע העליונה. על מנת לטפל בזיהום האמור, גובשו תכנית אב לשיקום האתר ולוח זמנים לביצוע, בהתאם לרמת הדחיפות של כל פעילות שיקום. בהתאם לכך, בשנת 2006 ימשיך המשרד את ביצוע פעולות השיקום הדחופות באתר הפסולת הרעילה, לשם הורדת פוטנציאל הסיכון של האתר. הפעולות ייעשו במסגרת תכנית הפעולה להפחתת מפגעי זיהום אוויר, מים וקרקע מאזור התעשייה רמת חובב, בהתאם להחלטת הממשלה מס' 2801, מיום 28 בנובמבר 2004.

טיפול בפסולת מוצקה

בעקבות מצוקת נפח ההטמנה והעלות הגבוהה למשק, הנובעת מהטמנת פסולת מוצקה, התקבלה החלטת ממשלה ביום 9 באוגוסט 2005, לפיה ייקבע היטל על הטמנת פסולת מוצקה. ההיטל יגדיל את הכדאיות הכלכלית שבמציאת פתרונות אלטרנטיביים לטיפול בפסולת מוצקה ועשוי להביא להפחתה משמעותית בכמות הפסולת המובאת להטמנה. במקביל תימשך השנה הפעילות להפחתת פסולת במקור ולקידום חלופות מתקדמות יותר לסילוק ולטיפול בפסולת. החלופות כוללות בין היתר מִחזור והפקת אנרגיה מפסולת. בנוסף יימשך תהליך שדרוג והקמה של אתרי הטמנה נוספים וכן שיקום וטיפול באתרי פסולת שנסגרו, תוך מתן מענה לשאלות מרכזיות בתחום התכנון ותוך קביעת הרמה ואופן המעורבות הממשלתית הרצויה.

איכות המים ושיקום הנחלים

המשרד ימשיך בפעולות להגברת המודעות לשמירה על איכות המים, פעולות שיקום הנחלים וקידום הקמתם ושדרוגם של מתקני טיהור שפכים. המשרד יפעל למניעת זיהום מדלקים, להפחתת זיהום משפכי בעלי חיים ותשטיפי מזבלות מזהמות, לצמצום זיהום מקורות מים מפעילות חקלאית ולטיפול בקרקעות מזוהמות ממקורות תעשייתיים.

המשרד ירכז מאמצים ויפנה משאבים רבים לנושא שיקום הנחלים. השיקום יכלול עריכת סקרים והכנת תכניות אב ותכניות סטטוטוריות לנחלים, בהתאם לסדרי עדיפויות סביבתיים כלכליים, באמצעות מינהלת הנחלים הארצית, רשות הטבע והגנים והמשרד.

איכות האוויר

בשנת 2006 יימשכו פעולות המשרד להשגת "אוויר נקי" על ידי הפחתת זיהום אוויר, בעיקר במרכזי הערים הגדולות, באמצעים הבאים: אכיפת צווים אישיים לתחבורה ציבורית; עידוד המעבר לדלקים נקיים; עידוד החדרת טכנולוגיות מתקדמות לצמצום הזיהום מכלי רכב המונעים בסולר; יישום תקנים מחמירים למניעת זיהום אוויר מתעשייה ומייצור חשמל; קידום מהלך להגברת השימוש בגז טבעי בתעשייה, בייצור החשמל ובתחבורה; קידום מערכות הסעה המוניות; ותחילתה של הקמת מערכת ניהול משאבי אוויר ארצית. כמו כן ישתתף המשרד במאמץ העולמי להפחתת נזקי "אפקט החממה" ולהקטנת החור בשכבת האוזון.

חינוך והסברה

החינוך הסביבתי הוא כלי חשוב ביותר המלווה את המדיניות לשמירה על הסביבה. מטרת החינוך היא להכשיר את האזרח לפעילות חברתית ולמחויבות אישית לנושא. המשרד ימשיך בשנת 2006 בפעילותו להעמקת החינוך הסביבתי במסגרת החינוך הפורמלי והלא פורמלי, באמצעות מערך השתלמויות לעובדי הוראה, ובאמצעות פיתוח חומרי למידה והפעלת מיזמים חינוכיים ממוקדי גיל. כמו כן יפעל המשרד לקדם פעילות עם גורמי חוץ, כגון מתנ"סים, תנועות נוער וארגונים ירוקים, על בסיס תכניות משותפות ובדגש על פיתוח בר קיימא.

תכנון סביבתי

המשרד ימשיך בפעילותו למניעה מראש של יצירת מפגעים באמצעות הטמעת שיקולים סביבתיים בהליכי התכנון והגברת הפעילות בתחום רישוי העסקים על פי הסמכויות הנתונות לו בחוק. כמו כן יפעל המשרד להבטיח ניצול יעיל של משאבי טבע ולמנוע בזבוז או פגיעה מיותרת בקרקע, במים, באוויר ובים. המשרד יפעל גם לקידום עקרונות פיתוח בר קיימא בעבודת הממשלה, בהתאם להחלטת הממשלה מס' 246, מיום 14 במאי 2003.

קרקעות

המשרד יפעל לריכוז המידע הקיים על קרקעות מזוהמות בישראל, לאיתור מוקדי זיהום לא ידועים, לפיתוח תקנים סביבתיים ליעדי שיקום קרקעות מזוהמות ולשיפור החקיקה הסביבתית המבוזרת בתחום זה.

קרינה בלתי מייננת

תימשך הפעילות לצמצום חשיפת הציבור הרחב והסביבה לסיכוני קרינה אלקטרומגנטית ממקורות שונים, כגון: אנטנות סלולריות, מוקדי שידור, קווי מתח, לייזרים וכו'. המשרד יפעל בנושא של רישוי, פיקוח ואכיפה על מוקדים הפולטים קרינה אלקטרומגנטית לסביבה, על מנת לוודא עמידה בתקנים בין-לאומיים אשר אומצו על ידי המשרד.

המשרד יפעל להפחתה ממשית בהיקף האוכלוסייה החשופה לרמות רעש גבוהות, זאת באמצעות מיפוי ארצי של אזורי החשיפה לרעש, קביעת תקינה למניעת רעש מכבישים והפעלת מערך אכיפה של החוק למניעת מפגעים (רעש).

קרנות ייעודיות

בתקציב המשרד לאיכות הסביבה קיימות שתי קרנות ייעודיות שהוקמו מתוקף חקיקה ראשית - הקרן לשמירת הניקיון, שהוקמה על פי חוק שמירת הניקיון, התשמ"ד-1984, והקרן למניעת זיהום ים שהוקמה על פי פקודת מניעת זיהום מי הים בשמן [נוסח חדש] התש"ם-1980. לקרנות אלו מועברות הכנסות ייעודיות המתקבלות מכוח החקיקה, והתקציב הקיים בהן מוקצה למטרות האמורות בחוק. היקף ההכנסות המועברות לקרנות האמורות גדל בצורה משמעותית ביותר בשנים האחרונות, וזאת בניגוד למדיניות הממשלה להפחתת ההוצאה וההפחתות שנעשו בתקציב המדינה. להלן תרשים התפתחות תקציב הקרנות האמורות על פני השנים:


התפתחות תקציב קרנות לאיכות הסביבה במחירים שוטפים
30,000
25,000
20,000
15,000
10,000
5,000
2001
2002
2003
2004
2005
הקרן לשמירת הניקיון
הקרן למניעת זיהום הים

מקור: תקציב המשרד לאיכות הסביבה 2001–2004, ותחזית ביצוע תקציב 2005, ללא הכנסות שהתקבלו מתוקף חוק הפיקדון על מכלי משקה, התשנ"ט–1999.

על פי הנתונים ניתן לראות כי תקציב הקרן לשמירת הניקיון עלה בשיעור של למעלה מ-140% במהלך השנים האחרונות. הגידול בהכנסות הקרנות האמורות מהווה מקור להרחבת פעילות המשרד לאיכות הסביבה, על פני השנים, בתחומי הפעילות המרכזיים - השמירה על הניקיון ומניעת זיהום הים.

השירותים החברתיים

הצעת תקציב ההוצאה הממשלתית לשירותים החברתיים לשנת 2006 מסתכמת בכ־113.5 מיליארד ש"ח. סכום זה מהווה כ־19.7% מהתוצר המקומי של ישראל.

הצעת תקציב השירותים החברתיים (כולל תקציבי הפיתוח) לשנת 2006

(במיליארדי ש"ח)

סוג ההוצאה	הסכום (במיליארדי ש"ח)
המוסד לביטוח לאומי (כולל גמלאות במימון האוצר) *	42.9
חינוך ותרבות	26.2
ההשכלה הגבוהה	5.9
תחום התעסוקה במשרד התעשייה המסחר והתעסוקה	1.5
רווחה	3.1
מערכת הבריאות (תקציב משרד הבריאות ודמי ביטוח בריאות) **	27.2
המשרד לקליטת העלייה	1.4
הוצאות אחרות (רשויות מקומיות, דתות, תגמולים לנכים)	5.3
סך הכול	**113.5**

* אומדן משרד האוצר, למעט הוצאות בעבור שירות מילואים ולרבות הוצאות מינהל

** כולל העברות לקופות החולים במסגרת חוק ביטוח בריאות ממלכתי (למעט הכנסות קופ"ח)


התפלגות תקציב השירותים החברתיים: 2006
(במיליארדי ש"ח)
אחרים
(רשויות מקומיות, דתות, תגמולים לנכי
רדיפות הנאצים ולנכי המלחמה בנאצים)
5.3
גמלאות הביטוח הלאומי
(כולל גמלאות במימון האוצר)
42.9
מערכת הבריאות
(תקציב משרד הבריאות
ומס בריאות)
27.2
5.9
26.2
רווחה
ההשכלה הגבוהה
1.43
קליטה
חינוך ותרבות
1.5
תחום התעסוקה
במשרד התמ"ת
מקור: משרד האוצר

התפתחות ההוצאה לשירותים החברתיים בעשורים האחרונים

להלן מאפייני ההוצאה לשירותים החברתיים בשני העשורים האחרונים על פי תקופות:

התקופה הראשונה החלה בשנות ה-80 וה-90 והסתיימה בשנת 2001. בשנים אלו חל גידול משמעותי בהוצאה החברתית, בשיעור שעלה בהרבה על שיעור הגידול באוכלוסייה או על כל משתנה אחר שעשוי להסביר את הגידול האמור. ההוצאה הריאלית לתשלומי העברה גדלה בשנים 1980-2001 פי יותר מארבעה, והייתה אחד הגורמים העיקריים שהובילו את הגידול האמור בהוצאה החברתית.

התקופה השנייה, שהחלה בשנת 2002, מתאפיינת בירידת ההוצאה החברתית מ-106.3 מיליארד ש"ח (במחירי 2003), המהווים 56.1% מההוצאה הממשלתית בשנת 2001, ל-102.1 מיליארד ש"ח (במחירי 2003) המהווים 53.1% מההוצאה הממשלתית בשנת 2004. גם תמהיל ההוצאה השתנה בתקופה זו. בשנים אלו נרשמה, לראשונה מזה מספר עשורים, ירידה בגובהה הריאלי של ההוצאה לתשלומי העברה, תוך ירידה בשיעור תשלומי ההעברה מהתוצר. ירידה נוספת חלה בהוצאה לחינוך, לעומת עלייה בהוצאה לבריאות, לשיכון ולרווחה.

בשנות ה-80 גדלה ההוצאה הממשלתית לשירותים החברתיים בשיעור של כ-38% ובשנות ה-90 גדלה בשיעור של כ-67%. ההוצאה הריאלית הממשלתית לשירותים החברתיים גדלה בשני העשורים האמורים בכ-130%, בעוד ששיעור הגידול באוכלוסייה עמד על 58%.

חלק משמעותי מהגידול בהוצאה החברתית מוסבר על ידי הגידול בהוצאה לתשלומי העברה. בשנות ה-80

חל גידול ריאלי של כ-75% בהוצאה לתשלומי העברה ובשנות ה-90 גדלה ההוצאה לתשלומי העברה בשיעור ריאלי של כ-87%. על פי נתוני המרכז לחקר המדיניות החברתית בישראל, עמד שיעור ההוצאה לתשלומי העברה מתוך התמ"ג בתחילת שנות ה-80 על 5.5%, לקראת סוף שנות ה-80 עלה השיעור ל-7%, בסוף שנות ה-90 עלה ל-7.6%, ובשנת 2001, הגיע עד כדי 8.6%.

הגידול בתשלומי ההעברה נבע ממספר גורמים: שינויי חקיקה אשר הגדילו הן את מספר הזכאים לתשלומים והן את גובה התשלומים; גידול באוכלוסיית מקבלי הקצבאות בשיעור גבוה בהרבה משיעור הגידול הטבעי באוכלוסייה; ועליית השכר הריאלי שאליו היו צמודות הקצבאות. לשם הדגמה, מספר הזכאים לגִמלה להבטחת הכנסה עלה בשנים 1990-2003 בכ-390%, מכ-32,000 זכאים לכ-156,000 זכאים, בעוד שהאוכלוסייה גדלה בשנים אלו בכ-45%. מספר הזכאים לקצבה גדל גם בשנים בהן נמדדו שיעורי צמיחה גבוהים בתמ"ג, שיעור הבלתי מועסקים ירד ונוספו מקומות עבודה רבים למשק.

לגידולים בהיקפי התשלומים תרמו גם השינויים בקצבאות הילדים (במהלך שנות ה-90 בוטלו מבחני ההכנסות לצורך הקצבה והושוו הקצבאות ליוצאי צבא ולמי שאינם יוצאי צבא); החוק לצמצום ממדי העוני בשנים 1994-1995; וגידולים בהוצאה לקצבאות הבטחת קיום בסוף שנות ה-90 ובראשית העשור הנוכחי.

בשנות ה-90 גדלה ההוצאה לשירותים בעין בכ-53%, ועמדה בשנת 1999 על כ-60.8 מיליארד ש"ח. הגידול המשמעותי ביותר חל בהוצאה לחינוך, אשר עלתה בשנים אלו ב-72%, לכ-29 מיליארד ש"ח בשנת 1999. ההוצאה לבריאות גדלה בשנים האמורות בכ-42%, לכ-15.8 מיליארד ש"ח בשנת 1999.

שנות ה-90 התאפיינו גם בגידול בהוצאה לקליטת העלייה, בעקבות עלייתם לארץ של למעלה ממיליון עולים חדשים. ההוצאה לקליטת העלייה עלתה מכ-700 מיליון ש"ח בשנת 1989 (במחירי שנת 2003) לכ-4.6 מיליארד ש"ח בשנת 1991 ולכ-2 מיליארד ש"ח בשנת 2000. כמו כן עלתה ההוצאה הממשלתית לדיור מכ-1.8 מיליארד ש"ח בשנת 1989 (במחירי שנת 2003) לכ-19.3 מיליארד ש"ח בשנת 1992 וכ-10 מיליארד ש"ח בשנה במחצית השנייה של שנות ה-90.

ההתפתחות בשנים 2002-2005

בין השנים 2002-2004 התקבלו שינויי חקיקה אשר הפחיתו את ההוצאה לתשלומי העברה באופן משמעותי. לצד הצורך בהפחתת היקף תשלומי ההעברה, אשר הגיעו בשנת 2001 לכ-8.7% מהתמ"ג, שאפה הממשלה גם להקטין את התמריצים לאי השתתפות בכוח העבודה, שטומנת בחובה מערכת הקצבאות. בהתאם לכך הופחתו קצבאות הבטחת הכנסה, תוך שינוי מבנה הגִמלה לכזה שמעודד יציאה לעבודה והגדלת היקף העבודה. בנוסף, הופחתו קצבאות הילדים בתהליך מדורג אשר עיקרו השוואת הקצבה המשתלמת בעד כל ילד בשנת 2009. בנוסף על כך הוחלט על הפחתות משמעותיות בדמי האבטלה ובתשלומי העברה אחרים.

בעקבות ההפחתות האמורות, ירד שיעור תשלומי ההעברה מהתמ"ג, והוא צפוי לעמוד על כ-7% בשנת 2005, לאחר שעמד על 8.6% בשנת 2001. שיעור ההוצאה החברתית מתוך ההוצאה הממשלתית (ללא החזר חובות) ירד מכ-56.1% בשנת 2001 לכ-50.4% בשנת 2005. בשנים 2002-2005 קטנה ההוצאה החברתית בכ-5.4

מיליארד ש"ח, והיא צפויה לעמוד בשנת 2005 על כ-100.1 מיליארד ש"ח. ההוצאה לתשלומי העברה בשנים אלו ירדה בכ-4.1 מיליארד ש"ח, לכ-38 מיליארד ש"ח (במחירי 2004).

בחינת ההוצאה לתשלומים בעין בשנים אלו מראה כי בדומה להוצאה לתשלומי העברה גם ההוצאה לשירותים בעין קטנה בשנים אלו בכ-1.3 מיליארד ש"ח לכ-62 מיליארד ש"ח.

כחלק ממדיניות הממשלה להגדלת מספר המועסקים במשק, החליטה הממשלה להרחיב את היצע השירותים הניתנים לילדי אימהות עובדות ולהעמיק את הסבסוד הניתן להן, בהיקף תקציבי של 50 מיליון ש"ח בכל אחת משלוש שנות הלימודים הבאות, באופן שיגדיל את בסיס התקציב לתחום זה בסכום כולל של 150 מיליון ש"ח.

ההוצאה לשירותים החברתיים, כשיעור מההוצאה הממשלתית ללא החזרי חוב, גדלה מכ-31% בתחילת שנות ה-80, וכ-50% בתחילת שנות ה-90, ל-56.1% בשנת 2001, והיא צפויה לעמוד על כ-50.4% בשנת 2005.

ההוצאה לתשלומי העברה כאחוז מהתמ"ג בשנים 1980-2005


אחוזים

התפתחות ההוצאה החברתית כאחוז מההוצאה הממשלתית (ללא החזר חובות): 1980 - 2005


אחוזים

מקור: המרכז לחקר המדיניות החברתית בישראל

התפתחות תשלומי ההעברה והשירותים בעין*: 1980 - 2005

(במחירים קבועים, מדד 1980=100)


מדד

מקור: המרכז לחקר המדיניות החברתית בישראל
*לא כולל שיכון וקליטה

התפתחות ההוצאה לתשלומי העברה לנפש: 1980 - 2005

(במחירים קבועים, מדד 1980=100)


מדד

מקור: המרכז לחקר המדיניות החברתית בישראל

התפתחות ההוצאה לשירותים בעין : 1980 - 2005

(במחירי 2004 במיליוני ש"ח)


מיליונים

מקור: המרכז לחקר המדיניות החברתית בישראל

משרד החינוך

הצעת התקציב הרגיל של משרד החינוך לשנת 2006 מסתכמת בכ-25.7 מיליארד ש"ח.
הצעת תקציב הפיתוח של המשרד מסתכמת בכ-536 מיליון ש"ח ובכ-434 מיליון ש"ח בהרשאה להתחייב.
סך כל התקציב המוקצה למשרד החינוך עומד על כ-26.6 מיליארד ש"ח.

הדגשים בפעולות המשרד לשנת 2006

היערכות ליישום המלצות "כוח המשימה הלאומי לקידום מערכת החינוך"

בשנת הלימודים תשס"ו נערך ניסוי מוגבל בכ-36 יישובים. לניסוי מוקצים 140 מיליון ש"ח ועיקריו הם: הארכת יום הלימודים, הזנת תלמידים וקיצור שבוע הלימודים לחמישה ימים.

תוקם הרשות הארצית למדידה ולהערכה (ראמ"ה).

שיטת התקצוב החדשה בחינוך היסודי

המשך הפעלת שיטת התקצוב החדשה בחינוך היסודי, שהוחל בהפעלתה בשנת הלימודים התשס"ד, המבוססת על תקן דיפרנציאלי לתלמיד, במטרה לצמצם פערים בין התלמידים השונים. התקצוב הוא שוויוני לתלמיד בהתאם לרקע החברתי-כלכלי שלו. תנאי הכרחי לתקצוב הוא החלת תכנית ליבה מחייבת ומשותפת לכל מגזרי החינוך.

שוויון הזדמנויות

טיפוח ערכים דמוקרטיים לשוויון הזדמנויות בין המינים. בין היתר תופעל תכנית לפיתוח ולהעצמה של מנהיגות שוויונית בשיתוף שדולת הנשים (נערות מובילות שינוי), אשר תכלול קידום לימודי מתמטיקה, מדעים וטכנולוגיה בקרב תלמידות; כמו כן תתבצענה הדרכה והשתלמות למפקחים, למנהלים ולעובדי ההוראה.

מניעת אלימות

טיפוח ערכים וכישורי חיים למניעת אלימות ושימוש בסמים ובאלכוהול בקרב בני נוער. זאת באמצעות תכניות שונות, ביניהן תכנית לאורח חיים בריא ומינוי ממונה בית ספרי לתכניות מניעה בנושאי עישון, אלכוהול וסמים בבתי הספר העל יסודיים. כמו כן ייקבעו סטנדרטים לאקלים חברתי בבתי הספר, תונהג תלבושת אחידה ב-1,400 בתי ספר ויופעלו תכניות לבטיחות וזהירות בדרכים.

לימודי הסביבה

שילוב לימודי הסביבה בתכנית הליבה של בתי הספר היסודיים, במטרה לפתח תחושת אחריות של התלמידים לסביבה ולצורך לפעול למענה.

מוסדות תרבות ואמנות

טיפול במוסדות תרבות ואמנות בישראל, במפעלים ובאירועי תרבות שונים; סיוע למוסדות תרבות ואמנות; ותמיכה במיזמים בתחום התרבות. במסגרת זו פועל המשרד לביסוס מעמד האמן היוצר, האמן המבצע והיצירה המקורית, המהווים את התשתית לחיי התרבות והאמנות בישראל. המשרד יפעל לעידוד איכות ומצוינות באמנויות השונות ולטיפוח היצירה האמנותית והתרבותית בפריפריה הגיאוגרפית והחברתית, בצד טיפוח הפלורליזם והרב־תרבותיות של היצירה האמנותית והתרבותית. כמו כן יפעל המשרד להבטחת קיומם וקידומם של מוסדות ותשתיות התרבות והאמנות; לנגישותה של היצירה האמנותית והתרבותית לכלל מגזרי האוכלוסייה; לשמירה והבטחה של חופש יצירה וביטוי בכל תחומי התרבות והאמנות; ולעידוד צריכת אמנות ותרבות במגזר הערבי ובמגזר הדרוזי.

ספורט

קידום, פיתוח וטיפוח הספורט בישראל. המשרד מסייע לרשויות מקומיות, להתאחדויות ולאגודות הספורט בפיתוח הספורט לכל צורותיו ורמותיו. המשרד פועל בתחומים שונים להעלאת רמת הכושר הגופני והמיומנות הספורטיבית; לטיפוח כישרונות צעירים בענפי ספורט שונים; ליצירת דפוסי התנהגות ספורטיביים; לחיזוק התהליך החינוכי למשמעת עצמית ולכיבוד החוקים בתחרויות; ולטיפוח ושימור איכויות גבוהות ורמות הצטיינות לאומיות ובינלאומיות בענפי הספורט השונים. כמו כן יופעלו מרכזי מצוינות ברחבי המדינה בענפי ספורט אולימפיים. במרכזים אלה מרוכזים בני נוער מחוננים בספורט, המהווים את התשתית לספורט ההישגי הישראלי.

ההשכלה הגבוהה

הצעת התקציב להשכלה הגבוהה לשנת 2006 מסתכמת בכ־5.94 מיליארד ש"ח.
הגידול בתקציב ההשכלה הגבוהה לשנת 2006 עומד על כ־150 מיליון ש"ח במחירי 2005.

מערכת ההשכלה הגבוהה בישראל כוללת מוסדות המוּכּרים על ידי המועצה להשכלה גבוהה, שהסמיכה אותם להעניק תארים אקדמיים. תקצוב המוסדות נעשה באמצעות הוועדה לתכנון ולתקצוב ומשרד החינוך (מוסדות להכשרת כוח-אדם בהוראה). מערכת ההשכלה הגבוהה כוללת גם מוסדות אשר אין בתקציבם השתתפות ציבורית (דהיינו מוסדות חוץ תקציביים).

המוסדות להשכלה גבוהה

המוסדות להשכלה גבוהה בישראל נחלקים כדלהלן:

- שבע אוניברסיטאות העוסקות במחקר ובהוראה לקראת שלושת התארים האקדמיים: תואר ראשון, תואר שני ותואר שלישי.
- האוניברסיטה הפתוחה, המבוססת על לימוד מרחוק ועל לימודים חלקיים לקראת תואר אקדמי ראשון ושני.
- מכללות, שעיקר עיסוקן בהוראה לקראת התואר הראשון של לימודים אקדמיים כלליים או מקצועיים.
- מוסדות אקדמיים להכשרת עובדי הוראה.
- מסלולים אקדמיים, לקראת התואר הראשון, במכללות אזוריות - כל אחד מן המסלולים נמצא באחריותה האקדמית של אחת האוניברסיטאות בישראל.

נתונים כלליים

בתשס"ה למדו כ־205.4 אלף סטודנטים במוסדות להשכלה גבוהה (לרבות מוסדות חוץ תקציביים ולמעט האוניברסיטה הפתוחה). 60.5% מהם למדו באוניברסיטאות (ובכללם 4.4% במסלולים האקדמיים במכללות האזוריות, באחריות האקדמית של האוניברסיטאות); 11% במכללות להכשרת מורים; ו־28% במוסדות אחרים. מספר הסטודנטים גדל בתשס"ה בכ־6,400 סטודנטים (גידול של כ־3.2%) לעומת תשס"ד.

בנוסף על האמור, למדו באוניברסיטה הפתוחה בשנת תשס"ה כ־37,000 סטודנטים לתואר הראשון. מספר זה שקול לכ־15,500 סטודנטים הלומדים תכנית לימודים מלאה באוניברסיטה אחרת. בנוסף אליהם למדו באוניברסיטה הפתוחה בתשס"ה כ־2,300 סטודנטים לתואר השני.

אוניברסיטאות

בשנת תשס"ה היה מספר הסטודנטים בשבע האוניברסיטאות הפועלות בישראל כ-124 אלף, מספר דומה למספר הסטודנטים בתשס"ד.

בשנת תשס"ה למדו 63% מכלל הסטודנטים באוניברסיטאות לקראת התואר הראשון, 30% למדו לקראת התואר השני ולימודי תעודה ו-7% למדו לקראת התואר השלישי. התפלגות הסטודנטים לפי תחומי הלימוד הייתה: 60% במדעי הרוח, במדעי החברה ובמשפטים; 26% במדעי הטבע, במדעי החקלאות וברפואה; ו-14% בלימודי הנדסה.

בין כותלי האוניברסיטאות מתבצע כמעט כל המחקר הבסיסי בישראל וכ-20% מהמחקר והפיתוח האזרחי בישראל. בתשס"ד מנה הסגל האקדמי הפעיל באוניברסיטאות 9,864 משרות שלמות.

יעדים עיקריים

- הוראת מגוון מקצועות ותחומים הדורשים השכלה גבוהה, כדי להכשיר כוח אדם מקצועי ברמה אקדמית, בהתאם לצרכי החברה והמשק, ולשם הכנת העתודה האינטלקטואלית של המדינה.
- מתן השכלה גבוהה לכל תלמיד שוחר דעת והשכלה הכשיר לכך והענקת הזדמנות שווה ללימודים גבוהים לכל שכבות החברה.
- קיום מחקר מדעי – בסיסי ויישומי, בהיקף נרחב וברמה גבוהה.
- הכשרת העתודה המדעית של מערכת ההשכלה הגבוהה והמחקר.
- פיתוח וקידום המכללות האקדמיות העצמאיות (הן הכלליות והן הטכנולוגיות).

התקציב הרגיל

התקציב הרגיל של מערכת ההשכלה הגבוהה מיועד למימון הפעילות השוטפת של המוסדות להשכלה גבוהה ומתקבל משלושה מקורות עיקריים:

- השתתפות ציבורית - השתתפות הממשלה, המועברת ברובה ישירות לידי המוסדות, ובחלקה מועברת כהקצבות ייעודיות למטרות מוגדרות.
- הכנסות משכר לימוד.
- הכנסות עצמיות - תרומות, תקורה ממענקי מחקר והכנסות אחרות.

תקציב הפיתוח

בנוסף להשתתפותה בתקציב הרגיל, השתתפה הממשלה בשנת 2005 גם בהשקעות פיתוח של המוסדות להשכלה גבוהה בסכום של כ־60 מיליון ש"ח. בשנת 2006 תעמוד הרזרבה לפיתוח המוסדות להשכלה גבוהה על כ־85 מיליון ש"ח.

התכנית הרב שנתית למערכת ההשכלה הגבוהה

במהלך שנת 2004 נחתם סיכום בין משרד האוצר והוועדה לתכנון ולתקצוב בדבר תכנית רב שנתית למערכת ההשכלה הגבוהה לשנים תשס"ד-תשס"ח. במסגרת הסיכום יודגשו במהלך שנות התכנית הנושאים הבאים: ייצוב תקציבי של אוניברסיטאות המחקר המצויות בגירעון שוטף, תוך ייעול פעילותן במסגרת תכניות הבראה; ליווי ובקרת השינוי במבנה הארגוני של האוניברסיטאות; שמירה על תפוקות המחקר והמצוינות המדעית של ישראל; בקרת איכות ההוראה והמחקר במוסדות להשכלה גבוהה; הגדלת מספר הסטודנטים לתואר הראשון במכללות האקדמיות המתוקצבות, תוך חתירה לייעול מערך המכללות; פיתוח פיזי של המוסדות (המתמקד בתשתיות המחקר באוניברסיטאות ובתשתית ההוראה במכללות); והסדרת הפיקוח והבקרה על תנאי ההעסקה והשכר של הסגל במוסדות להשכלה גבוהה.

נושא שינוי המבנה הארגוני במוסדות להשכלה גבוהה קיבל ביטוי גם בהחלטת המועצה להשכלה גבוהה מה-9 במארס 2004, בה נקבעו עקרונות מחייבים למבנה ארגוני, כגון קביעת הליכי מינוי נושאי משרה ללא ניגודי עניינים וכן יצירת כפיפות ברורה בין דרגי הניהול השונים של המוסדות. במהלך שנת 2005 בוצעו שינויים במסמכי האגד של מרבית האוניברסיטאות, אך בחלק מהן עדיין דרושים שינויים מהותיים על מנת לעמוד בדרישות המחייבות של המל"ג.

במקביל לכך, במהלך שנת 2005 הוחל בתהליך של ביצוע תכניות הבראה והתייעלות לאוניברסיטאות המחקר. עמידתן בתכניות אלו תהווה תנאי למתן סיוע נוסף כחלק מתקציב התכנית הרב שנתית כאמור.

משרד הרווחה

תקציב משרד הרווחה לשנת 2006 מסתכם בכ-4,228 מיליון ש"ח, מהם כ-1,133 מיליון ש"ח בהוצאה מותנית בהכנסה.

דגשים מרכזיים לשנת 2006

- פיתוח שירותי רווחה ומיקודם באוכלוסיות נזקקות. כמִדי שנה הוקצתה תוספת תקציב למימון תוספת של כ-2000 מכסות בקליטה הדרגתית לאוכלוסיות רווחה.

  בנוסף, השנה הוקצתה תוספת תקציב לתגבור השירותים בתחומים שונים, כגון: הטיפול בעיוורים, הטיפול בילדים בסיכון, הטיפול באוטיסטים, גמילה מסמים ועוד.

- טיפול באוכלוסיות חלשות במסגרות קהילתיות במקום במסגרות מוסדיות ופנימייתיות ותגבור פתרונות קהילתיים ופיתוחם כתחליף לפתרונות פנימייתיים.

- טיפול בילדים בסיכון והתמודדות עם תופעת האלימות במשפחה.

- ייעול פעולות המטה, המינהל והשירותים, ובכלל זה שיפור השירות ללקוחות על ידי העברת תשעת המוסדות הממשלתיים לטיפול במפגרים ושלושה מוסדות סגורים בחסות הנוער להפעלה על ידי גורמים חוץ ממשלתיים, בהתאם להחלטת ממשלה מס' 2454, מיום 15 באוגוסט 2004.

המוסד לביטוח לאומי

הצעת תקציב אוצר המדינה למוסד לביטוח לאומי לשנת התקציב 2006 מסתכמת בכ-22 מיליארד ש"ח.

תקציב זה מיועד בעיקר לנושאים הבאים:

- תשלום קיצבאות במימון המדינה, בסכום של כ-8.1 מיליארד ש"ח.
- השתתפות המדינה בגבייה, בסכום של כ-13.7 מיליארד ש"ח, לפי סעיף 32 לחוק הביטוח הלאומי בענפי ילדים, זיקנה ושאירים, נכות כללית ובענפים שונים.
- העברות אחרות למוסד לביטוח לאומי, בסכום של כ-250 מיליון ש"ח.

השתתפות המדינה בגבייה ובמימון ענפי ביטוח ילדים, זיקנה ושאירים וענפים אחרים

על-פי סעיף 32 לחוק הביטוח הלאומי, משתתף אוצר המדינה בכ-13.7 מיליארד ש"ח במימון הענפים: ילדים, זיקנה ושאירים, נכות כללית וענפים אחרים. ההשתתפות נקבעת באחוזים מסך הגבייה באותם הענפים. להלן שיעורי ההשתתפות הקבועים בחוק לשנת 2006:

ענף ילדים

בענף הילדים, השתתפות המדינה עומדת על 177.44% מהגבייה, ותסתכם בשנת 2006 בכ-9.4 מיליארד ש"ח.

ענף זיקנה ושאירים

בענף זיקנה ושאירים עומדת ההשתתפות המדינה על 15.78% מהגבייה, ותסתכם בשנת 2006 בכ-1.7 מיליארד ש"ח.

ענף נכות כללית

בעקבות ההסכם שנחתם בין ממשלת ישראל ונציגי הנכים בשנת 2002, שבעקבותיו הוגדלו הקצבאות המשולמות לנכים, החל אוצר המדינה להשתתף בשנת 2004 בגבייה בענף נכות כללית בשיעור של 12% מהגבייה. בשנת 2006 ישתתף אוצר המדינה בענף בשיעור של 12.37% מהגבייה כך שהשתתפות המדינה בגבייה בענף נכות כללית לאחר יישום הסכם הנכים תסתכם בכ-460 מיליון ש"ח.

ענפים שונים

ההשתתפות בענפי הביטוח השונים היא בשיעור של 7.39% מהגבייה ממעסיקים ו-5.82% מהגבייה מעצמאים, ותסתכם בשנת 2006 בכ-1.6 מיליארד ש"ח.

גִמלאות המוסד לביטוח לאומי בשנת 2006

בשנת התקציב 2006 צפוי להגיע היקף תשלומי ההעברה, באמצעות הביטוח הלאומי לכ-43 מיליארד ש"ח (ללא תגמולי שירות מילואים), זאת לעומת 41.7 מיליארד ש"ח בשנת 2005.
שני הענפים הגדולים ביותר בביטוח הלאומי הם ענף זיקנה ושאירים וענף נכות כללית. התשלומים בענף זיקנה ושאירים הגיעו בשנת 2005 לכ-16.3 מיליארד ש"ח (כ-39.2% מכלל ההוצאה) ובענף נכות כללית לכ-7.5 מיליארד ש"ח (כ-17.9% מההוצאה). בשנת 2006 צפויה ההוצאה לעמוד על 17.1 ו-8.2 מיליארדי ש"ח בהתאמה (39.8% ו-19.0% מכלל ההוצאה בהתאמה).

שיעור ההוצאה בשנת 2005 על הענפים האחרים, מכלל התשלומים, הוא: ילדים-10.8%; אבטלה-4.7%; נפגעי עבודה - 7.3%; הבטחת הכנסה לאוכלוסייה בגיל העבודה-6.8%; אמהות-6.7%; וסיעוד-6%, ענפים שונים-0.6%.

בשנת 2006 צפוי שיעור ההוצאה בגין ענפים אלו לעמוד על: ילדים-9.8%; אבטלה-4.2%; נפגעי עבודה-7.1%; הבטחת הכנסה לאוכלוסייה בגיל העבודה-6.7%; אימהות-6.7%; סיעוד-6.1%; ענפים שונים-0.5%.

הזכאים לגִמלאות המוסד לביטוח לאומי בשנת 2005

הענף	מספר המקבלים (באלפים)
זיקנה ושאירים	720
מתוכם: מקבלי השלמת הכנסה	194
ילדים (משפחות)	960
נכות כללית	181
נפגעי עבודה - דמי פגיעה	53
נפגעי עבודה - גמלאות נכות	26
הבטחת הכנסה (ממוצע חודשי)	145
אימהות (מענק לידה)	141
סיעוד	115
אבטלה	54

מקור: אגף התקציבים, משרד האוצר.

הכנסות המוסד לביטוח לאומי

הכנסות המוסד לביטוח לאומי בגין ענפי הביטוח נחלקות בעיקר בין שלושה גורמים (לא כולל סבסוד, הטמון בתשלומי ריבית על השקעות): דמי ביטוח מהציבור; השתתפות אוצר המדינה בגבייה על פי סעיף 32 לחוק הביטוח הלאומי; והקצבות אוצר המדינה למימון גִמלאות לא ביטוחיות.

התפלגות ההכנסות החזוייה של המוסד לביטוח לאומי לפי מקורות* בשנת 2006
(במיליוני ש"ח)

מקור ההכנסה	הסכום	אחוז מסה"כ
דמי ביטוח מהציבור	22,544	50.5%
השתתפות האוצר בגבייה על פי סעיף 32 לחוק	13,734	30.8%
מימון קצבאות לא ביטוחיות	8,077	18.1%
העברות אחרות	250	0.6%
סך הכול	44,605	100%

* תחזית אגף התקציבים, לא כולל ריבית על השקעות.

תשלום קצבאות במימון המדינה

נוסף על קצבאות מתוקף חוק הביטוח הלאומי, משלם המוסד קצבאות לפי חוקים אחרים או לפי הסכמים מיוחדים עם משרד האוצר. עלות קצבאות אלה, שכאמור אינן ממומנות מדמי הביטוח הלאומי וממומנות במלואן מתקציב המדינה, מסתכמת בשנת 2006 בכ-8.1 מיליארד ש"ח.

להלן פירוט עיקרי הקצבאות שבמימון אוצר המדינה:

הבטחת הכנסה

על פי חוק הבטחת הכנסה, מוקנית זכאות לאוכלוסיות מסוימות לקבל השלמה להכנסתן בסכום הנקוב בחוק, זאת על מנת להבטיח לאוכלוסיות אלו רמת הכנסה בסיסית.

שלוש קבוצות אוכלוסייה זכאיות להבטחת הכנסה:

- אוכלוסייה בגיל העבודה – בשנת 2003, ערב כניסתם לתוקף של תיקוני החקיקה בחוק הבטחת הכנסה, קיבלו קצבאות הבטחת הכנסה כ-156 אלף תושבים הנמצאים בגיל העבודה. בשנת 2006, עם הפעלת מיזם מקצבאות הבטחת הכנסה לעבודה בטוחה, צפוי מספר הזכאים לעמוד על כ-145 אלף, קיטון של כ-7%. זאת לעומת גידול של כ-6% בשנת 2002 ביחס לשנת 2001 וגידול של כ-7% בשנת 2001 ביחס לשנת 2000.

הירידה במספר המקבלים נובעת משורה של תיקוני חקיקה שבוצעו בחוק הבטחת הכנסה ובתקנות, שעיקרם:

- הפחתת שיעורי הגִמלה למי שטרם מלאו לו 55 שנים.
- שינוי מבנה הגִמלה, באופן שמעודד את הגדלת ההשתתפות בשוק העבודה.
- הרחבת מבחן התעסוקה והחלתו על כלל מקבלי הגִמלאות, למעט מספר חריגים שהוגדרו בחוק.
- ניתוק הקשר בין הגִמלה להבטחת הכנסה ובין ההטבות הנלוות לה, למצטרפים חדשים למערכת הגִמלאות.
- הפעלת 4 מרכזים להכשרה והשמה של מקבלי קצבאות הבטחת הכנסה בשוק העבודה במסגרת מיזם מהל"ב (ויסקונסין) – מקצבאות הבטחת הכנסה לעבודה בטוחה.

- מקבלי קִצבת זיקנה או קצבת שאירים – בשנת 2006 צפוי כי כ־81 אלף קשישים זכאים מקרב מקבלי קצבת זיקנה ועוד וכ־30.5 אלף זכאים מקרב מקבלי קצבת שאירים (למעט עולים חדשים) יקבלו השלמת הכנסה, זאת נוסף על קצבת הזיקנה והשאירים לה הם זכאים. לקשישים אלה, אשר אין בידם הכנסה מפנסיה או מקורות אחרים, הוגדלה בשנת 2005 קצבת השלמת הכנסה ב־170 ש"ח ליחיד וב־230 ש"ח לזוג.
- מקבלי קצבאות זיקנה ושאירים, שלא על פי חוק ביטוח לאומי – לפי הסכם בין המוסד לביטוח לאומי לבין משרד האוצר, ייהנו מקצבאות זיקנה ושאירים בשנת 2006 כ־87 אלף פרטים שאינם מבוטחים בביטוחים אלה, מרביתם עולים חדשים שעלו בגיל מבוגר ולא צברו את הזכויות לקצבת זקנה על פי חוק. רובם הגדול יקבל גם השלמת הכנסה, לפי "חוק הבטחת הכנסה", ולכן יזכו גם הם ליהנות מן התוספת לקצבאות השלמת הכנסה לקשישים כאמור.

קצבאות סיעוד ונכות

אוצר המדינה מממן, על פי חוק הביטוח הלאומי, 50% מקצבאות הנכות של "נכים קודמים" (כלומר, אלה שנהיו נכים לפני אפריל 1970, ומשום כך אינם זכאים לפי חוק לקצבת נכות). כמו כן, אוצר המדינה מממן גמלאות סיעוד למי שזכאי לגמלה על פי הקריטריונים של פרק הסיעוד בחוק הביטוח הלאומי, אך איננו מבוטח, כהגדרתו בחוק הביטוח הלאומי.

בהתאם להסכם עם המוסד לביטוח לאומי, מממן אוצר המדינה גם קצבאות סיעוד ונכות לעולים חדשים. לפי חוק הביטוח הלאומי, זכאי עולה חדש לקצבת סיעוד רק בתום שנה להימצאו בארץ, ולקצבת נכות – רק בתום שנתיים. את הקצבאות לעולים שטרם צברו את התקופות האמורות מממן אוצר המדינה.

קצבאות והטבות למוגבלים בניידות

הסכם בין המוסד לביטוח לאומי לבין משרד האוצר מזכה כ-25 אלף נכים בקצבאות ניידות, במימון אוצר המדינה, כהשתתפות באחזקת רכב. כמו כן זכאית אוכלוסייה זו, אחת למספר שנים, להלוואה עומדת (במימון המדינה) לרכישת רכב.

בעקבות השינויים שחלו בהסכם הניידות בתחילת שנת 2000, גדלה באופן משמעותי ההוצאה בגין ההסכם, מכ-265 מיליון ש"ח בשנת 1999 לכ-705 מיליון ש"ח בשנת 2005, גידול של יותר מפי 2.5 בחמש שנים. מספר הזכאים לקצבאות הניידות גדל בשנים הללו מכ-14,500 לכ-24,845, גידול של 71%. בכך גדלה ההוצאה הממוצעת למקבל קצבת ניידות בשנים אלו בכ-55%, וזאת בנוסף לגידול במספר המקבלים.

בשנת 2006 צפויה ההוצאה מכוח הסכם הניידות לעמוד על כ-760 מיליון ש"ח, גידול של 7.8% לעומת שנת 2005.

אוכלוסיות מיוחדות

אוצר המדינה מממן גם גמלאות שמשלם המוסד לביטוח לאומי לאוכלוסיות מיוחדות, על פי חוקים שונים, לרבות הגמלאות הבאות: קצבאות לפי חוק תגמולים לאסירי ציון ולבני משפחותיהם; תגמולים לנפגעי פעולות איבה; דמי מזונות לנשים הזכאיות למזונות לפי חוק המזונות (הבטחת תשלום); דמי פגיעה וגמלאות נכות למי שנפגעו במהלך פעולות התנדבות; מענקי לימודים למשפחות חד הוריות ולמשפחות ברוכות ילדים; ותגמולים ל"נפגעי עירוי דם" ו"נפגעי הקרנות".

תגמולים לנכי רדיפות הנאצים

הצעת תקציב ההוצאה על התגמולים לנכים בשנת 2006 מסתכמת בכ-1.47 מיליארד ש"ח.

הלשכה לשיקום נכים פועלת מכוח חוק נכי המלחמה בנאצים, תשי"ד-1954; חוק נכי רדיפות הנאצים, תשי"ז-1957; חוק הקצבאות, התשמ"ד-1984; וחוק ההסדרים במשק המדינה (תיקוני חקיקה להשגת יעדי התקציב והמדיניות הכלכלית לשנת 2001) התשס"א-2001.

נכים הזכאים לתגמולים לפי חוקים אלו, מקבלים במסגרתו גם טיפול רפואי והטבות שונות מקופת אוצר המדינה.

נכים המקבלים תגמולים מהלשכה לשיקום נכים נחלקים לשתי קבוצות: נכי המלחמה בנאצים ונכי רדיפות הנאצים. נכי המלחמה בנאצים הם נכים אשר לחמו בנאצים במלחמת העולם השנייה. מספר נכי המלחמה בנאצים הזכאים לגמלה גדל ביותר מ-92% (נכון ליוני 2005) בעקבות העלייה מחבר העמים, מ-4,300 נכים בשנת 1990 לכ-8,255 נכים כיום.

נכי רדיפות הנאצים הם נכים ניצולי שואה. מספר נכי רדיפות הנאצים הזכאים לגמלה עומד על-43,122 (נכון ליוני 2005). בשנים האחרונות חל גידול במספר נכי רדיפות הנאצים שהוכרו על ידי הלשכה לשיקום נכים, כתוצאה מתיקונים בחוק שאפשרו הגשת תביעות על ידי נכים שלא הגישו בעבר, כולל נכים אשר שהו על אדמת גרמניה ביום 1 בינואר 1947.

תגמולים לנכי המלחמה בנאצים ונכי רדיפות הנאצים

נכי המלחמה בנאצים ונכי רדיפות הנאצים מקבלים תגמולים בשלוש רמות שונות:

תגמול "רגיל"

נקבע על סמך אחוז נכותו הרפואית של הנכה. התגמול החודשי לנכה המלחמה בנאצים נע בין 331 ש"ח לבעל 10% נכות, לבין 3,312 ש"ח לבעל 100% נכות. התגמול החודשי לנכה רדיפות הנאצים נע בין 1,024 ש"ח לבעל 25% נכות ו-4,098 ש"ח לבעל 100% נכות.

תגמול ל"נזקק"

ניתן לנכים מעוטי הכנסה, אשר אחוזי נכותם הרפואית נמוכים מ-50%. גובה התגמול החודשי נע בין 3,418 ש"ח לנכה בעל 10% נכות, לבין 3,893 ש"ח לנכה בעל 49% נכות. כל הכנסה שיש לנכה ממקור אחר מנוּכָּה מתגמול זה.

תגמול ל"נצרך"

ניתן לנכים מעוטי הכנסה אשר אחוזי נכותם הרפואית גבוהים מ-50%. גובה התגמול החודשי לנצרך הוא 6,512 ש"ח. כל הכנסה שיש לנכה ממקור אחר מנוכה מתגמול זה.

אלמנת נכה המלחמה בנאצים או אלמנת נכה רדיפות הנאצים. זכאית לגמלה לאחר מות בן זוגה. משך זמן קבלת הגמלה וגובהה נקבע על בסיס סוג התגמול שקיבל הנכה (רגיל, נזקק או נצרך). אלמנות נכים אשר קיבלו גמלה רגילה, זכאיות לקבל אותה הגמלה במשך 36 חודשים נוספים מיום פטירת הנכה. אלמנת נזקק או אלמנת נצרך תמשיך לקבל אותה הגמלה לכל ימי חייה.

משרד הבריאות

הצעת התקציב הרגיל של משרד הבריאות לשנת 2006 מסתכמת בכ-17.08 מיליארד ש"ח (ברוטו); תקציב הפיתוח בכ-226.5 מיליון ש"ח (ברוטו) נוספים; תקציב בתי החולים הממשלתיים הכלליים מסתכם בכ-5.56 מיליארד ש"ח. סך תקציב משרד הבריאות לשנת 2006 מסתכם בכ-22.87 מיליארד ש"ח (ברוטו).

התקציב הרגיל

הפעילות בתקציב הרגיל של משרד הבריאות בשנת 2006 ממומנת מהמקורות הבאים (במיליארדי ש"ח):

תקציב נטו	**כ-14.99**
הוצאה מותנית בהכנסה	כ-2.09
סך-הכול (ברוטו)	**כ-17.08**

שיא כוח האדם בתקציב הרגיל לשנת 2006 הוא 7,968 תקנים.

תקציב בתי החולים הממשלתיים הכלליים (מפעלים עסקיים) מסתכם בכ-5.56 מיליארד ש"ח. שיא כוח אדם בתקציב לשנת 2006 הוא 17,546 תקנים.

תקציב הפיתוח

הפעילות בתקציב הפיתוח של משרד הבריאות בשנת 2006 ממומנת מהמקורות הבאים (במיליוני ש"ח):

תקציב נטו	**145.6**
השתתפות בתי-החולים	37.4
הכנסה מגורמי חוץ	41.9
הכנסה מהביטוח הלאומי	1.3
סך-הכול (ברוטו)	**226.2**

שינויים בתקציב הבריאות

קביעת עלות הסל לקופות החולים

חוק ביטוח בריאות ממלכתי קובע כי על הממשלה לממן את ההפרש שבין עלות הסל לקופות החולים בניכוי ההכנסות העצמיות הנורמטיביות של קופות החולים, לבין גביית מס בריאות על ידי המוסד לביטוח לאומי. לפיכך, בתקציב משרד הבריאות לשנת 2006 נכלל סכום של כ-10.5 מיליארד ש"ח לצורך השלמת מימון עלות סל שירותי הבריאות של קופות החולים, שתעמוד על סך של כ-23 מיליארד ש"ח במחירי מדד יוקר הבריאות לשנת 2004. עלות זו מבטאת גידול ריאלי של עלות הסל בסך של 475 מיליון ש"ח במחירי 2004, שמתוכם יועדו 220 מיליון ש"ח עבור הוספת טכנולוגיות ותרופות לסל השירותים שבאחריות קופות החולים.

אשפוז סיעודי

בהצעת התקציב לשנת 2006 הוגדל תקציב האשפוז הסיעודי בכ-40 מיליון ש"ח (ברוטו). סכום זה מבטא תוספת של 400 פתרונות נוספים לאשפוז סיעודי. תוספת זו נועדה לצמצם את תור הממתינים, בד בבד עם השארת האחריות לאשפוז הסיעודי בידי הממשלה.

התוספת הנ"ל משלימה תוספת של 600 פתרונות אשפוז סיעודיים שנוספו לתקציב משרד הבריאות בין השנים 2004 ל-2005.

פיתוח והגדלת היצע השירותים הרפואיים לשנת 2006

בשנת 1998 הוחל בתכנון ובביצוע של תכנית רב-שנתית לתוספת מיטות אשפוז כללי בשנים 1998–2003, כדי לתת מענה לגידול בביקוש, הנובע מגידול האוכלוסייה בישראל ומהזדקנותה. במהלך שנת 2000 נוספו במסגרת תכנית זו 184 מיטות חדשות ובשנת 2001 נוספו עוד 227 מיטות. בשנים הקרובות צפויה הוספתן של 110 מיטות אשפוז. במסגרת התכנית תימשך בשנת 2006 בניית מבנה האשפוז בבית החולים הלל יפה בחדרה. כמו כן תינתן בשנת התקציב 2006 תוספת תקציב בסך 50 מיליון ש"ח למימון שיפוץ תשתית מחלקות אשפוז בבתי החולים. בנוסף לכך תוגברו תקציבי הפגיות והיחידות לרדיותרפיה לשם שיפור השירותים.

שיקום נכֵי הנפש בקהילה

בהצעת תקציב משרד הבריאות לשנת 2006 הוגדל התקציב לנושא שיקום נכֵי הנפש בכ-20 מיליון ש"ח. תוספת זו נועדה לשפר את איכות חייהם, את תפקודם ואת רווחתם של נכֵי הנפש בקהילה.

תוספת התקציב הנ"ל מצטרפת לתגבור תקציבי שיקום נכי הנפש בשנים האחרונות, כך שסך תוספת התקציב שניתנה לתחום שיקום נכי הנפש במהלך השנים 2002–2006 עומדת על סך של כ-105 מיליון ש"ח.

במסגרת התכנית מושָׂם דגש על תגבור המערכת הטיפולית והמערכת השיקומית במסגרת הקהילה, הכוללת רצף שירותים קהילתיים, כגון: דיור מוגן, הוסטלים ותעסוקה מוגנת.

תכנית זו מספקת השלמה לצרכים הטיפוליים והשיקומיים של נכי הנפש, בהתאם לחוק שיקום נכֵי הנפש בקהילה. כמו כן היא משמשת תחליף הולם, מקצועי ויעיל בקהילה לחלק מנכֵי הנפש המאושפזים בבתי החולים הפסיכיאטריים.

עלות סל שירותי בריאות לשנת 2006

חוק ביטוח בריאות קובע שיטת עִדכון לעלות סל השירותים בהתאם למדדים המעוגנים כיום בתוספת החמישית לחוק. בסעיף 9 לחוק ניתנה סמכות שבשיקול דעת לעדכן את עלות הסל לקופות החולים בשל השינויים הדמוגרפיים שחלו באוכלוסייה. השינויים הדמוגרפיים ומרכיב ההתייעלות צריכים להישקל בצד שינויים אחרים שיש להם השפעה ממתנת על ההוצאה של מערכת הבריאות. שיפורים טכנולוגיים והוספת תרופות, המרחיבים את סל השירותים שבחוק, צריכים להישקל בהתחשב ביכולת המשק ובסדרי העדיפויות בתקציב המדינה.

במסגרת דיוני התקציב, שוקלת הממשלה מדי שנה את קביעת עלות סל שירותי הבריאות. לקראת תקציב שנת 2002 הגיעו שרי הבריאות והאוצר להסכמה לגבי אופן עדכון עלות סל השירותים לשנים 2002–2004, במסגרתו נקבע שיעור עדכון עלות הסל בשל שינויים דמוגרפיים ובהתחשב בהתייעלות הנדרשת, וכן הוקצו סכומי תמיכה בקופות החולים. במהלך השנים 2002–2004 הוספו 248 מיליון ש"ח למימון הוספת תרופות וטכנולוגיות רפואיות לסל השירותים.

כאמור, בשנים האחרונות הגדילה הממשלה את עלות הסל באופן ריאלי, תוך הפעלת שיקול דעת אל מול מציאות משתנה ולאחר בחינת כל השיקולים המתבקשים.

בשנת 2005 הגיעו שרי הבריאות והאוצר להסכמה לגבי אופן עדכון עלות סל השירותים לשנים 2005–2007, זאת על מנת לאפשר לקופות החולים ודאות באשר לתקציבן, לאפשר להן תכנון תקציבי ארוך טווח ולהבטיח את יכולתן לספק שירותי בריאות בהתאם להוראות החוק.

להלן עיקרי ההסכמה:

- להעמיד את עלות הסל לקופות החולים לשנת 2005 על סך של 21,908 מיליון ש"ח במונחי מדד יוקר הבריאות הממוצע לשנת 2003. עלות זו משקפת גידול בבסיס עלות הסל בסך כולל של 363 מיליון ש"ח, מהם 120 מיליון ש"ח תוספת בגין טכנולוגיה ו-243 מיליון ש"ח בגין שינויים דמוגרפיים.

- לקבוע כי בשנים 2005–2007 תעודכן עלות סל הבריאות בשל שינויים דמוגראפיים ובהתחשב בהתייעלות הנדרשת, בשיעור של 1.13%.

- לקבוע כי בשנים 2005–2007 יועמד סכום של 200 מיליון ש"ח במונחי מדד יוקר הבריאות לשנת 2003 כתמיכה בקופות החולים, כנגד עמידה של קופות החולים ביעדים שייקבעו בהסכמים בינן לבין הממשלה. מתוך סכום זה יוקצו 50 מיליון ש"ח לעמידה ביעדי רפואה מונעת אישית כפי שיסוכמו עם הקופות.

- לקבוע כי בשנים 2007-2005 יועמד סכום של 100 מיליון ש"ח במונחי מדד יוקר הבריאות הממוצע לשנת 2003 כתמיכה בקופות החולים, כנגד השגת עודף תקציבי בשיעור של 10% מגירעונה המצטבר של הקופה בשנים 1999-2003.

- לתקן את מדד יוקר הבריאות ולהחליף בו את מדד מחירי התרופות הסיטונאיים במדד המחירים לצרכן.

- לקבוע בהסכמים עם קופות החולים את יעדי ההוצאות והאיזון שלהן לכל אחת מהשנים 2005 עד 2007.

עידוד ההתייעלות במערכת הבריאות

העברת מיטות גריאטריות סיעודיות לתפעול הסקטור הפרטי

למעלה מ-90% ממיטות האשפוז הגריאטריות הסיעודיות במדינת ישראל מופעלות באמצעות הסקטור הפרטי והציבורי הלא ממשלתי. לסקטור הפרטי והציבורי ניסיון רב בתפעול מיטות גריאטריות, תוך ניצול משאבים יעיל ומתן שירותים ברמה גבוהה. כמו כן, מחירם של שירותי האשפוז הגריאטריים במוסדות הפרטיים והציבוריים נמוך בכ-56% ממחיר יום אשפוז במערכת הממשלתית.

על כן החליטה הממשלה להטיל על שר הבריאות להעביר את הפעלתן של מיטות גריאטריות סיעודיות הפועלות כיום במוסדות הגריאטריים הממשלתיים לסקטור הפרטי והציבורי. בשנת 2006 ייסגרו לפחות 36 מיטות סיעודיות בביה"ח הגריאטרי בנתניה, וכן ייסגרו מחלקות אשפוז בביה"ח הגריאטרי בראשון לציון.

התייעלות במערכת האשפוז הממשלתית

על מנת ליעל את הוצאות הממשלה בתחום האשפוז החליטה הממשלה על סדרת צעדים לצמצום הוצאותיה בתחומי האשפוז השונים, תוך סגירת מסגרות ואיחוד פעילויות. להלן חלק מהצעדים:

- בתי החולים נהריה, מזרע וצפת יאוחדו תחת הנהלה אחת במטרה להתייעל ולחסוך בהוצאות ההפעלה והניהול של בתי החולים.

- על מנת להתגבר על אחד הכשלים המסורתיים של מערכת האשפוז בישראל - הפעלת בתי חולים על ידי הממשלה - תושלם בשנת 2006 העברת בית החולים וולפסון מידי הממשלה לידי חברה בבעלות קופת החולים "מכבי".

- פעילות המעבדות ושירותי המזון בבתי החולים הגריאטריים והפסיכיאטריים תבוצע במיקור חוץ.

המשרד לקליטת העלייה

הצעת תקציב המשרד לקליטת העלייה לשנת 2006 מסתכמת בכ-1.43 מיליארד ש"ח.

בין השנים 1989–2005 הגיעו לישראל כ-1.2 מיליון עולים. בשנים האחרונות הואט באופן משמעותי קצב העלייה, ובהתאם לכך מבוסס התקציב לשנת 2006 על תחזית של כ-19,000 עולים (תחזית זו אינה כוללת את העולים מאתיופיה).

מספר העולים בשנים 1990-2005*

שנה	מספר העולים
1990	200,170
1991	176,170
1995	77,660
2000	61,700
2001	44,800
2002	35,350
2003	24,500
2004	22,485
2005	22,600**

מקור: המשרד לקליטת עליה.
* לרבות העולים מאתיופיה
** אומדן משרד האוצר לכמות העולים

בשנים האחרונות נבנות במשרד לקליטת העלייה תכניות חדשות המתמקדות בסיוע לעולים במספר תחומים עיקריים:

תעסוקה

היעד העיקרי של המשרד הוא הכשרה והשמת עולים בתעסוקה. המשרד פיתח במהלך השנים תכניות ייחודיות ובאמצעותן אפשר לעולים רבים להיקלט בשוק העבודה. בין מגוון התכניות הקיימות נמנית תכנית (השוברים) הניסיונית להכשרה מקצועית בשוק הפרטי, אשר החלה לפעול במחצית השנייה של שנת 2005 ותסתיים במהלך שנת 2006.

בשנת 2006 תופעל תכנית חדשה אשר תסייע לעולים חדשים להיקלט בשוק העבודה במקצועות הדורשים הרישוי, באמצעות תשלום שכר חלקי למעסיקים בתקופת ההתמחות במקצועות אלו. במקביל יפעל המשרד ליצירת שיתוף פעולה עם מעסיקים במשק אשר יאפשרו תיאום קליטת עולים במקומות עבודה עוד בטרם

עלייתם ארצה.
תחום היזמות העסקית ימשיך גם הוא ויתפתח, בין השאר ככלי לעידוד עלייה.

חינוך

בשנת 2005 יפתח המשרד תכניות חדשות ללימודי השפה העברית לעולים בכל הגילאים, וכן ירחיב את מערך הסיוע הניתן לילדים עולים במסגרת החינוך הלא פורמאלי הן בפעילות ישירה והן באמצעות שיתוף פעולה עם גופים נוספים.

דיור

המשרד לקליטת העלייה מסייע בדיור לעולים חדשים הנמנים על שתי קבוצות עיקריות - עולים מאתיופיה בתקופת שהייתם הראשונה בישראל וקשישים עולים. בשנת 2006 יורחבו תכניות הסיוע ארוכות הטווח לתשלום שכר דירה לשוכרים דירות בשוק הפרטי, וזאת לצד המשך מתן מגוון של פתרונות דיור אחרים. הסיוע שמעניק המשרד לקליטת העלייה ניתן לצד הסיוע המוענק על ידי משרד הבינוי והשיכון, תוך חפיפה חלקית בתחומי האחריות.

קליטת בני הפלשמורה

בעקבות החלטת ראש הממשלה מיום 31 בינואר 2005, והחלטת ועדת השרים לעניין שארית יהודי אתיופיה מספר אתפ/3, מיום 21 בפברואר 2005, יואץ קצב העלייה של בני הפלשמורה מאתיופיה. עם הגדלת מספר העולים מדי חודש, תורחב פעילות הקליטה של העולים מאתיופיה בכמה מישורים: הקמת מיזם תעסוקה בשיתוף משרדי הממשלה, המגזר הפרטי והמגזר השלישי לסיוע בקליטת העולים בעבודה כבר עם הגעתם לישראל; ייעול מערך הגיור במרכזי הקליטה; וטיפול בקליטה החברתית בישראל.

משרד הפנים והרשויות המקומיות

הצעת תקציב משרד הפנים לשנת 2006 מסתכמת בכ-4 מיליארד ש"ח בהוצאה, כ-46 מיליון ש"ח בהוצאה מותנית בהכנסה וכ-108 מיליון ש"ח בהרשאה להתחייב (ללא מימון מפלגות).

דגשים לשנת 2006

רשויות מקומיות

- בשנת 2006 יימשך הטיפול במשבר התקציבי ברשויות המקומיות, מתוך מטרה להביא לייעול באספקת השירותים לתושבים תוך ניהול תקציב מאוזן. בשנת 2004 הגיע לשיאו המשבר התקציבי ברשויות המקומיות, שצברו גירעונות בהיקפים ניכרים. אלו היקשו על חלק ניכר מהרשויות המקומיות לספק שירותים לתושבים. על מנת לסייע בפתרון המשבר, החליטה הממשלה ביום 8 בפברואר 2004, בהחלטה מספר 1475, על הקצאת מסגרת תקציבית של 1.5 מיליארד ש"ח על פני שלוש שנים, לסיוע תקציבי לרשויות מקומיות שיבצעו תכניות הבראה.

- גורם מרכזי למשבר התקציבי ברשויות המקומיות הוא היעדר תכנון תקציבי מספק מצד הרשויות המקומיות ובקרה בלתי מספקת על תקציבי הרשויות המקומיות מצד משרד הפנים, כפי שניתן לראות בתרשים הבא:


תקציב מול ביצוע - כלל הרשויות המקומיות
(מחירים שוטפים)
מליוני ש"ח
35,000
34,000
33,000
32,000
31,000
30,000
29,000
28,000
27,000
26,000
25,000
2003
2002
2001
2000
ביצוע הוצאה
תקציב הוצאה
מקור: דוחות כספיים מבוקרים של הרשויות המקומיות, משרד הפנים.

שנה אחר שנה הוציאו הרשויות המקומיות הוצאות בהיקף הגדול בכ-2 מיליארד ש"ח בשנה מעבר לתקציב שאושר על ידי הרשויות המקומיות עצמן ועל ידי משרד הפנים, מבלי שהיה לכך מקור תקציבי. פער זה בין היקף התקציב המאושר לבין היקף התקציב שבוצע, הביא כאמור ליצירת גירעונות משמעותיים בתקציבי הרשויות המקומיות.

בהתאם לכך תידרש, בד בבד עם המשך הטיפול במשבר התקציבי הנוכחי ברשויות המקומיות, הגברה משמעותית של הבקרה על התנהלותן התקציבית השוטפת של הרשויות המקומיות, מתוך מטרה למנוע היווצרות של גירעונות נוספים ברשויות המקומיות.

לתכניות ההבראה שאושרו על ידי משרד הפנים יש שני עקרונות מרכזיים:

- הבטחת איזון שוטף בתקציב הרשויות המקומיות באמצעות צמצום הוצאות והוצאות שכר, טיפול בחריגות שכר והעמקת הגבייה. השגת יעד זה מהווה תנאי הכרחי לקבלת סיוע במסגרת תכניות ההבראה, והיא נועדה למנוע היווצרות של גירעונות חדשים בעתיד ולהבטיח כי רמת הפעילות של הרשויות המקומיות תתבסס על רמת הכנסותיהן בפועל.

- כיסוי הגירעון המצטבר, בד בבד עם איזון התקציב השוטף, ייעשה בשלושה אופנים עיקריים:

  – ביצוע פעולות הבראה על ידי הרשויות המקומיות, שעיקרן הגדלת ההכנסות העצמיות, מימוש נכסים והסדרי נושים.

  – העמדת מקורות תקציביים משלימים מצד הממשלה להקטנת הגירעון הנצבר בהיקף שצוין לעיל.

  – נטילת הלוואות לכיסוי גירעון מהמערכת הבנקאית.

אחד הדגשים העיקריים בתכניות ההבראה הושם על הגדלת שיעורי הגבייה של הרשויות המקומיות מארנונה, אגרות והיטלים. מדובר הן בהגדלת שיעורי הגבייה מהחיוב השוטף והן בהגדלת גביית חובות פיגורים. ברשויות מקומיות רבות, שיעורי הגבייה הנמוכים מארנונה מהווים גורם משמעותי בהיווצרות הגירעונות בתקציב הרשות, וקיים קשר ישיר בין השניים, כמתואר בתרשים שלהלן:

גירעון מצטבר בתקציב הרגיל בהשוואה לחוב ארנונה ומים לרשויות מקומיות
(במחירי שנת 2004)


14
12
10
8
6
4
2
0
מיליארד ש"ח
2000
2002
2002
2003
חובות ארנונה ומים
גרעון נצבר
מקור: דוחות כספיים מבוקרים של הרשויות המקומיות, משרד הפנים.

בנוסף להתייחסות לתקציבי הרשויות המקומיות, לכיסוי הגירעונות שנצברו ולהגדלת שיעורי גביית המיסים ברשויות המקומיות, יש לבחון את אופן חלוקת ההכנסות בין הרשויות המקומיות.

קיימת שונות גבוהה ברמת ההכנסה העצמית לנפש בין הרשויות המקומיות, ולעיתים ישנה שונות גבוהה מאוד בין רשויות מקומיות סמוכות. שונות זו מושפעת ממספר משתנים, שעיקרם:

- מיצוי פוטנציאל ההכנסה העצמית של הרשויות - שיעורי גביית ארנונה, אגרות, היטלים והכנסות עצמיות אחרות.
- משתנים חיצוניים להתנהלותה של הרשות המקומית, לרבות דירוגה הסוציואקונומי של הרשות והקצאת שטחים אשר מניבים הכנסה לרשות, בעיקר מנכסים המשמשים לתעשייה, למסחר ולשירותים.

בהתאם לכך, במסגרת דיוני הממשלה לתקציב 2006, התקבלה החלטת ממשלה מס' 4130, מיום 9 באוגוסט 2005. בהחלטה נקבע כי שר הפנים, באישור שר האוצר, יוסמך בחקיקה להורות על העברת הכנסות מארנונה, מאגרות ומהיטלים בין רשויות מקומיות סמוכות, בגין נכסים שאינם משמשים למגורים. לשם יישום החלטה זו הוטל על שר הפנים למנות ועדות שיבחנו את חלוקת ההכנסות בין רשויות מקומיות סמוכות וימליצו על שינויים בהקצאת המשאבים ככל שיידרשו.

נושא נוסף אשר דורש התייחסות הוא מספרן הרב של הרשויות המקומיות בישראל, לרבות רשויות מקומיות רבות בעלות מספר קטן של תושבים.

בהתאם לחוק שהתקבל בכנסת ביום 31 ביולי 2003, ייושם בפועל, החל בשנת 2004, איחודן של 26 רשויות מקומיות לכדי 12 רשויות מקומיות מאוחדות. בתיקון שהתקבל בכנסת ביום 17 במאי 2004, בוטל איחוד אחד המקבצים. השלמת האיחודים שעליהם הוחלט בכנסת מהווה צעד משמעותי ראשון במסגרת התכנית לצמצום משמעותי של מספר הרשויות המקומיות. בנוסף, התקבל תיקון לחוק המונע הקמת רשות מקומית אשר יש בה פחות מ־10,000 תושבים.

בשנת התקציב 2005, הוקצו סכומים ניכרים לצורך סיוע לרשויות המתאחדות ויושם דגש על תהליך איחוד הרשויות על מנת לסייע להן בביצוע האיחוד.

תכנון פיזי

מינהל התכנון שבמשרד הפנים הוא הגוף הממשלתי המופקד על הסדרת תחום התכנון הפיזי. משימותיו העיקריות של מינהל התכנון הן ליזום תכנון מתארי ברמה ארצית, מחוזית ומקומית, וכן לנהל את מוסדות התכנון הארציים והמחוזיים, אשר מוסמכים, בהתאם לחוק התכנון והבנייה, לתת תוקף לתכניות המוגשות לאישורן. תכניות אלה מגדירות את ייעודי הקרקע השונים (בניית יחידות דיור חדשות, פיתוח שטחי תעסוקה, תחבורה, נופש, שימור וכיו"ב) וקובעות מהו השימוש המותר בהן.

מזה מספר שנים סובל שוק הנדל"ן בישראל מפער משמעותי ועקבי בין מספר יחידות הדיור החדשות הנדרשות על פי הגידול הנורמטיבי בביקוש לדיור, לבין מספר יחידות הדיור החדשות הכלולות בתכניות המאושרות על ידי מוסדות התכנון. כך, תכנית מתאר ארצית משולבת מס' 35 (להלן: תמ"א 35) המגדירה בין היתר את קצב הפיתוח של מדינת ישראל עד לשנת 2020, קובעת כי דרושות למשק כ־50,000 יחידות דיור חדשות מדי שנה. למרות זאת, בחמש השנים האחרונות אושרו בפועל על ידי מוסדות התכנון תכניות הכוללות רק כ־30,000 יחידות דיור בשנה בממוצע.

המצב המתואר הוא תולדה של התארכות משמעותית בהליכי התכנון בשנים האחרונות, שנגרמה בעיקר בשל הסיבות הבאות:

- היעדר תכנון מתארי בכל הרמות
  - **ברמה הארצית** - תמ"א 35, אשר נמצאת בהכנה ובדיונים החל משנת 1997, טרם אושרה על ידי הממשלה, על אף שהאופק שלה הוא שנת 2020 בלבד.
  - **ברמה המחוזית** - למחצית מהמחוזות אין תכנית מתאר עדכנית בתוקף הנותנת מענה לצרכים הנוכחיים והעתידיים של אותו המחוז.
  - **ברמה המקומית** - למרבית הרשויות המקומיות בישראל אין תכניות מתאר מקומיות עדכניות ותקפות.

במצב זה, מרבית התכניות המפורטות הנקודתיות, וממילא גם תכניות רחבות היקף ומשמעותיות יותר, אינן תואמות את תכנית המתאר הקיימת, והן מהוות הלכה למעשה שינוי לתכניות אלה. כיוון שכך, הן חייבות את אישור הוועדה המחוזית והמועצה הארצית לתכנון ובנייה.

- היעדר יעדים כמותיים לאישור תכניות מפורטות המספקות יחידות דיור וצרכים נלווים בפריסה ארצית שיחייבו את מוסדות התכנון, מביא למצב בו קיימת הפרדה בין הסמכות לאישור התכניות לבין האחריות לספק מלאי תכנוני מספיק וזמין לצרכי המשק.

- גידול במעורבות הציבור בהליכי התכנון והבנייה - הגשת התנגדויות, עררים ותביעות לפיצויים.

- אי התאמתו של חוק התכנון והבנייה למציאות התכנונית בת זמננו.

לצורך מתן מענה לבעיות הנזכרות לעיל, נקט מינהל התכנון, בתיאום עם משרד האוצר, בפעולות שלהלן:

ייזום תכנון מתארי וקביעת יעדים שנתיים לפעילות מוסדות התכנון

לקראת דיוני התקציב לשנת 2005 גובשה תכנית עבודה תלת-שנתית משותפת למינהל התכנון, מינהל מקרקעי ישראל ומשרד האוצר, ותכליתה ליצור מלאי תכנוני זמין לשיווק בכמות מספקת. על פי תכנית העבודה, ימשיך מינהל התכנון לפעול להשלמת התשתית התכנונית המתארית בכל רמות התכנון וזאת כמפורט להלן:

- הבאת תמ"א 35 לאישור הממשלה.
- השלמת הליכי אישורן של תכניות המתאר המחוזיות.
- ייזום הכנת תכניות מתאר מקומיות עדכניות למרבית הרשויות המקומיות בישראל, בתיאום עם מינהל מקרקעי ישראל ומשרד הבינוי והשיכון, ובהתבסס בין היתר על התכניות השונות אותן מקדמים גופים אלה.

עוד נקבע בתכנית התלת-שנתית, כי מינהל התכנון יפעל לקביעת יעדים שנתיים למספר יחידות הדיור שיאושרו במסגרת תכניות מתאר מפורטות. הממונים על המחוזות במשרד הפנים וכן לשכות התכנון המחוזיות יונחו לפעול לאישורן של תכניות הכוללות יחידות דיור מאושרות בפריסה ארצית, בהיקפים המפורטים להלן:

- בשנים 2006–2007 - כ-75,000 יחידות דיור בכל אחת מהשנים.
- בשנים 2008 ואילך - כ-50,000 יחידות דיור בשנה.

יעדים אלה ייגזרו לכל יישוב בהתאם למגמות בתמ"א 35. מטרת היעדים היא להכניס למערכת השיקולים של מוסדות התכנון, בצד כל יתר השיקולים, גם את צרכי המשק למלאי קרקעות זמין לשיווק כבר בשנים הקרובות.

ייזום שינויים בחוק התכנון והבנייה

על מנת להתאים את חוק התכנון והבנייה למציאות התכנונית בת זמננו, ובהתבסס על עבודתן של שלוש ועדות ציבוריות שעסקו בנושא במהלך השנים האחרונות, גיבש צוות משותף למינהל התכנון ומשרד האוצר הצעה לתיקונים בחוק התכנון והבנייה, אשר אושרה על ידי הממשלה במסגרת המדיניות הכלכלית לשנת 2006.

להלן עיקרי השינויים המוצעים:

הרחבת סמכויות הוועדות המקומיות לתכנון ובנייה - שר הפנים יוכל, על פי המלצת מנהל מינהל התכנון, להסמיך ועדה מקומית לאשר תכניות מפורטות החלות במרחב התכנון שבאחריותה, אשר הוראותיהן אינן סותרות הוראות תכנית מתאר מקומית החלה על שטח התכנית המפורטת. תנאי הבסיס לקבלת סמכות זו הם קיומה של תכנית מתאר מקומית מעודכנת החלה על כלל מרחב התכנון או על יישוב או על חלק משמעותי מהם, וניהול מערכות תכנון ואכיפה יעילות ומקצועיות.

סמכויותיהן של כלל הוועדות המקומיות יורחבו, כך שבנוסף לסמכויות הנתונות להן כיום, הן תוכלנה גם לאשר המרת השימושים המותרים באזורים המיועדים למגורים בשימושים אחרים, וזאת עד תקרה של 15% מזכויות הבנייה הקיימות. כמו כן תוסמכנה הוועדות המקומיות לאשר הרחבת השטח המבונה הכולל של יחידות דיור קיימות במועד כניסת התיקון לחוק לתוקפו עד להיקף של 100 מ"ר.

ביטול כפילויות בעבודת הוועדה לשמירה על קרקע חקלאית ושטחים פתוחים - אישור הוועדה יידרש רק לתכניות ברמה מקומית החלות על הקרקע המיועדת בתכנית מתאר מחוזית למטרה חקלאית או לשטחים פתוחים, וזאת רק אם התכנית לא אושרה על ידי המועצה הארצית או ועדות המשנה שלה. בנוסף לכך, לא יידרש אישור הוועדה לתכנית מפורטת המקיימת את כל הוראותיה של תכנית מתאר מקומית שאושרה על ידי הוועדה.

הקמת מנגנונים לבדיקת היתכנות תכנונית מוקדמת במוסדות התכנון השונים - לצורך הגברת הוודאות התכנונית עבור מגישי תכניות, ולשם צמצום המשאבים המיועדים לטיפול בתכניות אשר אינן תואמות את התפיסה התכנונית של מוסד התכנון.

הקמת ועדות ערר מחוזיות - לצורך הכרעה בעררים על החלטות ועדה מקומית בנושאי פיצויים לפי סעיף 197 והיטלי השבחה.

בחינת שינויים נוספים בחוק התכנון והבנייה - הקמת צוות בין-משרדי בראשות נציג משרד הפנים, בו חברים נציגים ממשרד המשפטים, מינהל מקרקעי ישראל ומשרד האוצר, אשר יבחן בין היתר את הסוגיות הבאות:

- הגמשת התכנון המתארי ברמה המקומית.
- עדכון שיטת הפיצוי הניתן בגין פגיעה, כתוצאה מאישור תכנית לפי סעיף 197 לחוק, ובחינת הצורך בעדכון היבטים כלכליים אחרים בחוק בהתאם לכך.
- שינויים בהרכב מוסדות התכנון.

מינהל האוכלוסין

על מנת להבטיח כי מינהל האוכלוסין יתאים עצמו לצרכים המשתנים ולהתפתחויות הטכנולוגיות המתהוות, מתבצעים במינהל האוכלוסין תהליכים שתכליתם להביא לצמצום הצורך בהגעת האזרחים ללשכות האוכלוסין, וזאת תוך שיפור רמת השירות בעזרת מתן ביטוי לשימוש בטכנולוגיות מתקדמות, כגון אינטרנט ושירותי טלפון ודואר ממוחשבים. בנוסף תתמקד פעילותו של מינהל האוכלוסין בקידום מיזם "תעודת הזהות התכמה".

יחידת הפיקוח על הבנייה

תופעת הבנייה הבלתי חוקית היא תופעה אשר אין עוררין על חומרתה. במהלך השנים האחרונות התגלו כשלים מערכתיים במנגנוני האכיפה, וזאת כתוצאה מהגורמים המפורטים להלן:

- **כשלים ביישום תהליכי הפיקוח והאכיפה** - טיפול משפטי לא יעיל בתביעות המוגשות; התמשכות הדיונים בבתי המשפט; ובעיקר - היעדר סיוע עקבי מצד משטרת ישראל לנושא.

- **תלות בין מנגנונים** - תלות בין מנגנוני הפיקוח והתביעה המקומיים, שעליהם הטיל המחוקק את עיקר האחריות לאכיפת דיני התכנון והבנייה, לבין ראשי הרשויות המקומיות וראשי הוועדות המקומיות. אלה האחרונים ממונים אדמיניסטרטיבית על הפקחים והתובעים ומשלמים את שכרם, אך בשל הלחץ של קהל בוחריהם הם נרתעים מלהפעיל נגדם את סמכויות האכיפה.

- **הרווחים הכלכליים הגלומים בעבירות בנייה** - לריבוי העבירות על חוק התכנון והבנייה השפעות לוואי, אשר בחלקן הופכות עם חלוף הזמן לבלתי הפיכות, ובכלל זה: פגיעה באיכות הסביבה; פגיעה בשטחים הפתוחים, ובהתאם לכך - בעתודות הקרקע המיועדות לדורות הבאים; אובדן הכנסות לקופת המדינה (מיסוי מקרקעין); אובדן הכנסות לקופת הרשויות המקומיות (ארנונה, היטלי פיתוח והיטלי השבחה); היווצרות מפגעי בטיחות חמורים; מניעת היכולת לתכנן וליישם תכנון פיסי ארוך טווח וכיו"ב.

על מנת לתת מענה לבעיות הנזכרות לעיל, כמו גם לתופעת הפלישות למקרקעי לאום, ובהתאם להחלטת ממשלה מס' 2959, הוקמה במשטרת ישראל מינהלה בין-משרדית (להלן: המינהלה) לתיאום פעולות האכיפה של דיני המקרקעין. המינהלה הונחתה על ידי הממשלה להתמקד בתיאום, בהנחיה, ובשילוב בין היחידות הממשלתיות הפועלות לאכיפת החוק כנגד עבירות בנייה, פלישות למקרקעי ציבור ושימוש במקרקעי ציבור ללא היתר כדין, ולביצוע פעולות אכיפה ממוקדות תוך שימוש במשאבי היחידות הנ"ל.

החלטת הממשלה קובעת עוד כי תוקמנה הן במשטרה והן בפרקליטות המדינה יחידות ייעודיות שתפקידן לסייע באכיפת דיני המקרקעין, התכנון והבנייה.

משרד המדע והטכנולוגיה

הצעת תקציב משרד המדע והטכנולוגיה לשנת 2006 מסתכמת בכ-140.0 מיליון ש"ח בהוצאה ברוטו, מתוכם כ-35.3 מיליון ש"ח בהוצאה מותנית בהכנסה וכ-43.5 מיליון ש"ח בהרשאה להתחייב.

משרד המדע והטכנולוגיה פועל בהתאם למדיניות ולסדרי עדיפות לאומיים, במטרה לקדם, להרחיב ולהעמיק את הפיתוח המדעי והטכנולוגי.

פעילות משרד המדע והטכנולוגיה מחולקת לשלושה תחומים עיקריים: תשתיות מדעיות, מחקרים בין-לאומיים ומדע וקהילה. כמו כן, במסגרת המשרד פועלת הסוכנות הישראלית לחקר החלל (סל"ה).

דגשים מרכזיים לשנת 2006

תמיכה בפיתוח התשתיות המדעיות והטכנולוגיות במדינת ישראל ובמחקר תשתיתי מעודד צמיחה - במסגרת תכנית התשתיות המדעיות, במטרה למצות את הפוטנציאל הכלכלי הטמון בידע מדעי טכנולוגי ולעודד צמיחה מוגברת של המשק.
במסגרת תכנית זו יזם המשרד את תכנית זמ"ר (זכות מבט ראשוני). בבסיס התכנית מקודמים רעיונות "חצי בשלים" הנמצאים ב"מגירות" המדענים אל עבר התעשייה, יחד עם פתיחת המעבדות של מוסדות המחקר גם בפני תעשיות קטנות ובינוניות.

פיתוח וביסוס קשרי החוץ המדעיים לקידום המדע הישראלי ולביסוס מעמדה המדעי הבין-לאומי של מדינת ישראל.

הגברת המודעות למדע בקרב הציבור - בין היתר על ידי קידום מיזמים בתחום תשתיות דיגיטליות (הקלת הנגישות למידע), והשתתפות בהקמתם של מרכזי מחקר, בכלל זה מרכזי מו"פ אזוריים, ובפיתוח עתודות כוח אדם מדעי וטכנולוגי.

סוכנות החלל הישראלית - המשך ביסוס מעמדה של מדינת ישראל בתחום החלל, תוך שיתוף פעולה עם גופים ומוסדות חלל בחו"ל, באמצעות טיפוח ידע והגברת החינוך המדעי בתחומי החלל בקרב הנוער והציבור הישראלי. סוכנות החלל תמשיך להתמקד בשנת 2006 בפיתוח אמצעים טכנולוגיים ותמשיך לקדם את מיזם החלל המשותף עם ממשלת הודו לשיגור הטלסקופ "טאווקס" לחלל.

ענפי המשק

המשרדים הכלכליים

משרד התעשייה המסחר והתעסוקה, משרד התיירות ומשרד החקלאות - פועלים לעידוד צמיחה בת קיימא בענפי המשק השונים בשתי דרכים עיקריות:

- ייזום וקידום רפורמות מבניות וענפיות, שתכליתן שיפור כושר התחרות של המשק הישראלי, וכן הגברת התחרות וצמצום מעורבות הממשלה בשווקים, באמצעות הסרת חסמים מנהליים ופתיחת "צווארי בקבוק".
- ניהול תקציב התמיכות למגזר העסקי, שנועד בעיקרו להשתתף בסיכונים המוטלים על החברות העסקיות.

מאפייני התקציב

מאפייניו העיקריים של התקציב לשנת 2006 בתחום המשרדים הכלכליים הם:

- התמקדות בעידוד מחקר ופיתוח.
- תכנית לעידוד השקעות הון, תוך התמקדות בפריפריה ובהשקעות ברות תחרות בשווקים הגלובאליים, הפחתת אי הוודאות מנקודת מבט של המשקיעים וצמצום הבירוקרטיה.
- הפחתה תקציבית כחלק מהחלטות הממשלה על צמצום הגירעון בתקציב.

ענף התעשייה

בשנים 2005-2004 ממשיכה מגמת הצמיחה שהחלה במחצית השנייה של שנת 2003. אנו עדים לצמיחה בהיקפי הפעילות בענף התעשייה, דבר הבא לידי ביטוי בין היתר בצמיחת הקפי הייצור התעשייתי; ייבוא חומרי גלם; ייבוא מוצרי השקעה; וייצוא תעשייתי.

הצעת התקציב לשנת 2006 מבטאת עלייה מסוימת בהקצאת המשאבים לתחום התעשייה, והיא נובעת מתוספת תקציב שניתנה לקידום המחקר והפיתוח התעשייתי.

ענף התיירות

בשנים 2004–2005 ממשיכה מגמת ההתאוששות בענף התיירות, במסגרתה גדל מספר התיירים לישראל מ־800 אלף בשנת 2003 עד למיליון וחצי בשנת 2004, ו־1.8 מליון בשנת 2005 (אומדן שנתי, על פי תנועת התיירות בחודשים ינואר–ספטמבר 2005).

הגידול במספר התיירים הנכנסים לישראל מתקיים במקביל לתנועת שיא של תיירות פנים אשר נאמדת בכל אחת מהשנים 2004 ו־2005 ב־12 מליון לינות בשנה.

הצעת התקציב לשנת 2006 מבטאת גידול בהקצאת המשאבים בתחום שיווק התיירות ופיתוח תשתיות התיירות.

ענף החקלאות

החקלאות מאופיינת בשנים האחרונות בשינויים הדרגתיים במבנה של המשק החקלאי, שעיקרם הגדלת יחידות הייצור וצמצום מספר העוסקים בחקלאות, כתוצאה מהפריון הגבוה בענף והגְבָּרַת התחרות בו.

במסגרת מדיניות הממשלה להפנמת יתרונות לגודל ביחידות הייצור החקלאיות, החליטה הממשלה, לקראת שנת 2005, על הקמת צוות לבחינת ייעול הייצור והשיווק בשלוחת ביצי המאכל, לשם גיבוש המלצות, בין היתר בנושא הפנמת היתרונות לגודל בשלוחה.

בהמשך למדיניות הממשלה להפנמת היתרונות לגודל ברפת, שנועדה לשיפור היעילות במקטע הייצור בענף החלב, החליטה הממשלה, לקראת שנת 2004, על צמצום המונופולין בענף במטרה להגדיל את התחרות ולהביא להורדת מחירי החלב ומוצריו לצרכן. המהלכים עליהם החליטה הממשלה עדיין לא הושלמו.

ההתמודדות עם מצוקת המים תחייב פעולות משמעותיות לייעול השימוש במים במגזר החקלאי, זאת בנוסף להתאמת הגידולים למצב משק המים במדינה. הממשלה תמשיך לפעול להגברת התחרות, הקטנת הריכוזיות המשקית וצמצום התקורות בענף.

משרד התעשייה המסחר והתעסוקה

הצעת התקציב הרגיל, תקציב התמיכות בענפי המשק ותקציב הפיתוח של משרד התעשייה המסחר והתעסוקה לשנת 2006 מסתכמת ב-3.08 מיליארד ש"ח בהוצאה נטו, 563 מיליון ש"ח בהוצאה מותנית בהכנסה ו-1.68 מיליארד ש"ח בהרשאה להתחייב.

תפקידי המשרד

משרד התעשייה המסחר והתעסוקה מופקד על קידום ענפי התעשייה והמסחר וקידום התעסוקה, תוך שימוש באמצעים תקציביים, מינהליים ותחיקתיים. תפקידיו ויעדיו המרכזיים של משרד התעשייה המסחר והתעסוקה הם:

- קידום המחקר והפיתוח התעשייתי, כאמצעי לפיתוח תעשייה עתירת ידע, שתנצל ותקדם את יתרונותיה היחסיים של ישראל, תניב תשואה הולמת להשקעותיו של המשק במחקר האקדמי ותפתח תעשייה בעלת ערך מוסף גבוה וכושר תחרות בעידן הכלכלה הגלובלית.
- פיתוח הפעילות הכלכלית הבינלאומית של ישראל ובמיוחד סחר החוץ, על מנת להבטיח צמיחה המבוססת על סחר חופשי ושיתוף פעולה כלכלי בין ישראל למדינות אחרות. יעד זה מושג בין היתר בפיתוח ובהעמקה של קשרי סחר החוץ והסכמי סחר, תמיכה בפעילות שיווקית של מפעלים וטיפוח קשרים עם משקיעים זרים.
- יצירת התנאים להיווצרותם של מקורות תעסוקה שיענו על צרכים כלכליים ארוכי טווח, תוך מתן עדיפות לאזורי הפריפריה.
- הגדלת שיעור ההשתתפות בכוח העבודה של כלל האוכלוסייה, לרבות אוכלוסיות ייעודיות, כגון חרדים, בני מיעוטים, הורים יחידים מקבלי קצבת הבטחת הכנסה ואנשים עם מוגבלויות.
- צמצום מספר העובדים הזרים המועסקים בישראל ועידוד החלפתם בישראלים.
- אכיפת חוקי העבודה.
- יצירת סביבה כלכלית תומכת וליווי תעשיות ינוקא על מנת להביא לצמיחת יזמויות חדשות והגברת התעסוקה באמצעות עסקים חדשים.
- עידוד מודעות צרכנית ושמירה על כללי מסחר הוגנים שיבטיחו את רווחת הפרט.

נושאים מרכזיים בתכנית העבודה לשנת התקציב 2006

רשות לסחר הוגן

בהתאם להחלטת ממשלה מס' חכ/167, מיום 2 באוגוסט 2005, יפעל משרד התמ"ת במהלך שנת 2006 להקמת רשות לסחר הוגן, אשר תבוא במקום יחידת הממונה על הגנת הצרכן. מטרת הרשות היא אכיפת חוק הגנת הצרכן, זאת על מנת למנוע נזקים הנגרמים מהתקשרות לא הוגנת ומפעילות מתוחכמת של ספקים, שתוצאתן – פגיעה בציבור הצרכנים בישראל. תיקון החקיקה צפוי להיכלל במסגרת חוק התכנית הכלכלית לשנת 2006.

תקינה

השלמת יישום דוח דויטש, קרי צמצום בדיקות התקינה למוצרים מיובאים, תוך הסתמכות על הצהרת היבואן, בדיקה מדגמית והחמרת הענישה.

תמיכה בעסקים קטנים

המשך הפעלת מספר כלי סיוע לעסקים קטנים ובינוניים שעיקרם: חונכות לעסקים קטנים ובינוניים, הרשות לעסקים קטנים ובינוניים והקרן להלוואות לעסקים קטנים.

הגברת יעילות ההכשרה המקצועית

תשמש ככלי להשמה בעבודה באמצעות חיזוק הממשקים בין שירות התעסוקה לאגף להכשרה מקצועית, ומעבר להכשרה מקצועית המותנית בהשמה בעבודה. זאת, תוך המשך מיקוד ההכשרה המקצועית במקבלי קצבת הבטחת הכנסה מחד ובמקצועות עתירי עובדים זרים מאידך.

עידוד יציאה לעבודה

עידוד של אימהות עובדות באמצעות השתתפות במימון החזקת ילדיהן במעונות יום, במשפחתונים ובצהרונים. במסגרת זו התקבלה החלטת ממשלה מס' 3689, מיום 5 ביוני 2005, במסגרתה הוחלט להרחיב את השירותים הניתנים לילדי אימהות עובדות ולהעמיק את הסבסוד הניתן להן, בהיקף תקציבי של 50 מיליון ש"ח בכל אחת משלוש שנות הלימוד הבאות, באופן שיגדיל את בסיס התקציב לתחום זה בסכום כולל של 150 מיליון ש"ח בשנת הלימודים התשס"ח.

הרפורמה לשילוב מקבלי גִמלאות בעבודה

המשך ביצוע ההתנסות במסגרת הרפורמה לשילוב בעבודה של מקבלי קצבת הבטחת הכנסה (תכנית מהל"ב) באמצעות ארבעה מרכזי התעסוקה הפועלים באזורים הבאים: ירושלים, חדרה וסביבתה, נצרת ונצרת עילית ושדרות ואשקלון. זאת, בהתאם לפרק ז' לחוק המדיניות הכלכלית לשנת הכספים 2004 (תיקוני חקיקה), התשס"ד-2004.

ייעול פעילות המטה

ביצוע שינויים ארגוניים במבנה המשרד, לרבות מעבר לשיטת עבודה בצוותים מעורבים ממוקדי מטרות ויעדים, ואיחוד מחוזות התמ"ת והעבודה, במסגרת פעילות איחוד תחום התעסוקה עם משרד התעשייה והמסחר.

משרד החקלאות ופיתוח הכפר

הצעת תקציב משרד החקלאות ופיתוח הכפר לשנת 2006 מסתכמת בכ-877 מיליון ש"ח (ברוטו).

ערך הייצור החקלאי הסתכם בשנת 2004 בכ-17.51 מיליארד ש"ח. בשנת 2004 עלה התוצר החקלאי (כמותית) בכ-17.4%, לעומת ירידה של 11.7% בשנת 2003. הייצוא החקלאי הסתכם בשנת 2004 בכ-4.1 מיליארד ש"ח, לעומת כ-3.15 מיליארד ש"ח בשנת 2003. עלייה זו משקפת גידול ריאלי של 30% בתמורה שקיבלו היצואנים.

המשבר במשק המים בישראל ממשיך להשפיע על מבנה החקלאות הצמחית. צמצום המים השפירים הזמינים העומדים לרשות החקלאות, וכן הכניסה לעידן התפלת מים והעלאת תעריפי המים לחקלאות, מביאים להתבססות הולכת וגוברת בתהליך הייצור על מים שוליים. יש להניח כי מגמה זו תוביל לצמצום בהיקף השטחים המושקים במים שפירים ולעלייה בהיקף שטחי גידולי הבעל וגידולים המבוססים על השקיית עזר ולביצוע השקעות רבות בטכנולוגיות ובאמצעים חוסכי מים בחקלאות.

הרפורמות שבוצעו בענפי בעלי החיים בשנים האחרונות ממשיכות להניב תוצאות. הרפורמות ברפת החלב, בשלוחת הבקר לבשר ובשלוחת הפטם הביאו להגדלת היחידות המייצרות ולהתייעלותן, לצד צמצום מספר המשקים העוסקים בענפים אלה, תוך הוזלה של המחיר לצרכן.

בתחום התעסוקה בענף נרשמה, לראשונה מזה חמש שנים, עלייה במספר המועסקים. מספרם הגיע לכ-67.3 אלף עובדים, לעומת כ-63.2 אלף מועסקים בשנת 2003. העלייה במספר המועסקים נבעה רובה ככולה מעלייה במספר הישראלים המועסקים בענף, לצד יציבות במספר העובדים הפלסטינאים (כ-3.3 אלף) ובמספר העובדים הזרים (כ-23.7 אלף).

מעורבות הממשלה בתחום החקלאות

ביחס לענפי משק אחרים, פעילות הממשלה בתחום החקלאות מאופיינת ברמת מעורבות גבוהה. מעורבות זו נחלקת לשני סוגים עיקריים: מעורבות ממשלתית ישירה באמצעות תקציב המדינה, ומעורבות עקיפה הגורמת לעלות סמויה למשק הלאומי.

המעורבות הישירה

המעורבות הממשלתית הישירה קיימת בכל שלבי הייצור החקלאי, כמפורט להלן:

- **סבסוד תשומות המים** - תעריפי המים המיועדים לחקלאות אינם מכסים את מלוא העלות הכרוכה באספקתם ועל כן ניתן בגינם סבסוד. בנוסף, קיימות תמיכות שונות הנוגעות לנושא זה, כגון: תמיכות בגין ייקור תעריפי המים, תמיכות בגין קיצוץ מכסות מים והשתתפות המדינה במפעלי השבת קולחין.

- **סבסוד הון** - בשנת 2005 יסתכם סבסוד ההשקעות בחקלאות בכ-250 מיליון ש"ח, באמצעות מענקים להשקעות בנושאים שונים. בשנת 2006 יתוקצבו סכומים ייעודים לסבסוד השקעות הון במסגרת חוק יישום תכנית ההתנתקות לחקלאי רצועת עזה, סבסוד השקעות הון בענף הרפת וסבסוד השקעות במיזמים המביאים לחיסכון בשימוש במים.

- **מחקר ופיתוח** - הממשלה מממנת מחקרים חקלאיים באמצעות המדען הראשי במשרד החקלאות וכן מממנת את תקורות מינהל המחקר החקלאי. עלות השתתפות הממשלה במחקר החקלאי תסתכם בשנת 2006 בכ-188 מיליון ש"ח.

- **מתן שירותים** - הדרכה חקלאית ושירותים בתחומים שונים, כגון: וטרינריה, הגנת הצומח, דיג, שימור קרקע ותכנון חקלאי, מבוצעים על ידי יחידות ממשלתיות וממומנים ברובם מתקציב המדינה. בשנת 2006 תסתכם עלות השירותים בכ-137 מיליון ש"ח. במסגרת אישור תקציב המדינה לשנת 2006, החליטה הממשלה על ייעול ההדרכה החקלאית וצמצום היקף מתן השירותים בתחום זה, לצד הגדלת התמיכה הישירה לחקלאים בגין צריכת שירותי הדרכה.

- **שוק מקומי** - עיקר התמיכה הממשלתית ליצרני התוצרת לשוק המקומי מתבצעת באמצעות סובסידיה ישירה לחקלאי הגליל העוסקים בענף הלול, ובאמצעות תמיכה בענפים שיש להם תרומה משמעותית לשמירה על קרקעות. סך הסיוע לשוק המקומי הסתכם בשנת 2005 בכ-93 מיליון ש"ח.

- **סבסוד הביטוח החקלאי** - הביטוח החקלאי המסובסד נחלק לשניים: ביטוח נזקי טבע וביטוח אסונות טבע. השתתפות הממשלה באה לידי ביטוי בסבסוד פרמיית הביטוח החקלאי. ביטוח נזקי טבע - כ-85% מהביטוח החקלאי כנגד נזקי טבע נעשה באמצעות "הקרן לביטוח נזקי טבע בע"מ", שהינה חברה ממשלתית, הנמצאת בבעלות הממשלה והחקלאים.

  השתתפות הממשלה בסבסוד הפרמיות בתחום זה תסתכם בשנת 2006 בכ-24 מיליון ש"ח. סכום זה צפוי להוות כ-22% מסך הפרמיות.

- **ביטוח אסונות טבע** - בשנת 1999 נחתם הסכם בין הממשלה ו"הקרן לביטוח נזקי טבע בע"מ" בנושא ביטוח אסונות טבע (ביטוח רב סיכוני). לפי ההסכם מנפיקה הקרן פוליסות ביטוח נגד אסונות טבע לענפי הפירות וההדרים והממשלה משתתפת בסבסוד הפרמיה בשיעור של 80%. השתתפות הממשלה בסבסוד הפרמיות בתחום זה תסתכם בשנת 2006 בכ-46 מיליון ש"ח.

- **ייצוא** - היקף התמיכה בפעילות זו נקבע במהלך שנת התקציב בהתאם להתפתחויות בענף ולפי סדר העדיפות של משרד החקלאות. הממשלה מסבסדת את פעילות קידום המכירות לתוצרת חקלאית בשווקים בחו"ל וכן משתתפת בפעילויות שונות לסיוע לייצוא, כגון מימון משלוחי ניסיון של תוצרת וסבסוד מחקרים והשקעות הון שמטרתם הגדלת הייצוא. בשנת 2005 עמד התקציב לעידוד הייצוא, למעט סבסוד הון, על כ-20 מיליון ש"ח. יש לציין כי כ-70% מהייצוא החקלאי מתבצע באמצעות חברת הייצוא החקלאי - "אגרקסקו", שהיא חברה מעורבת בבעלות משותפת של הממשלה, "תנובה" ומועצות הייצור החקלאיות.

- **תמיכות אחרות** – הממשלה מתערבת באמצעות תמיכה ישירה באופן נקודתי במקרים שונים. בשנת 2005 ניתנה תמיכה ממשלתית בעיקר בהשקעות לשיקום נזקי שיטפונות משנת 2003, בהתאם להחלטת ממשלה ולתמיכה במרכזי מחקר ופיתוח באזורי הפריפריה ובאספקת מוצרים ציבוריים, כגון הדברות ומיזמים שונים הקשורים לאיכות הסביבה.

המעורבות העקיפה

המעורבות העקיפה באה לידי ביטוי בשורה של אמצעים רגולטוריים ומינהליים, שאינם חלק מקביעת סדרי העדיפויות בתקציב המדינה, והם נועדו לסייע ליצרנים ולמשווקים של תוצרת חקלאית. למעורבות זו עלות המשולמת בדרך כלל על ידי ציבור הצרכנים דרך התערבות במחירי התוצרת החקלאית. להלן עיקרי האמצעים:

- **פטור מהסדר כובל** – חוק ההגבלים העסקיים (התשמ"ח–1988), לעניין הסדרים כובלים אינו חל על המגדלים והמשווקים הסיטונאיים של תוצרת חקלאית. בניגוד לכוונת המחוקק, שראה צורך להגן על המגדלים, הפטור במתכונתו הנוכחית מאפשר למשווקים סיטונאיים, אשר אינם נמנים על המגזר החקלאי, ליצור התארגנויות קרטליסטיות, לתאם את פעולותיהם ולהפעיל כוח שוק. המצב הנוכחי מאפשר למשווקים סיטונאיים ליהנות מפערי תיווך גבוהים. במסגרת אישור תקציב 2005, החליטה הממשלה לבצע את תיקוני החקיקה הנדרשים, על מנת להקטין את פער התיווך הסיטונאי כאמור, ובכך להביא להגדלת רווחתו של המגדל ושל הצרכן. תיקון חקיקה זה לא אושר על ידי הכנסת.

- **עובדים זרים** – בשנת 2005 הוקצו לעבודות בחקלאות 26,000 היתרים לעובדים זרים. העסקתם של עובדים זרים, שעלותם למעסיק נמוכה באופן יחסי לעלות העסקת עובדים ישראלים, מהווה סיוע כלכלי משמעותי. עם זאת, יש לזכור כי קיים קושי בשילוב עובדים ישראלים בתעסוקה בענפי החקלאות.

- **מניעת ייבוא** – בעקבות הצטרפות ישראל להסכמי גאט"ט, הומרו ההגבלות האדמיניסטרטיביות על הייבוא במכסי מגן גבוהים, שאינם מאפשרים ייבוא משמעותי ורציף של תוצרת חקלאית טרייה לישראל, למעט מספר מצומצם של מוצרים המיובאים במסגרת מכסות פטורות ממכס כמתחייב מהסכמים בינלאומיים. חסימת הייבוא על ידי מכסים גבוהים מצמצמת את התחרות בענפי התוצרת החקלאית המקומית, ולכן מהווה תמיכה בחקלאים המקומיים.

- **קרקע** – התשלום עבור החכרת קרקע לשימושים חקלאיים נקבע בהתאם לגידולים החקלאיים להם מיועדת הקרקע, ללא כל זיקה למיקום הקרקע ולערך הקרקע בפועל.

נושאים תקציביים נוספים

הסדר הקיבוצים

בעקבות המשבר הפיננסי והכלכלי שאליו נקלעו התנועות הקיבוציות והקיבוצים בשנות השמונים, נחתם בשנת 1989 "הסדר הקיבוצים" בין התנועות הקיבוציות לבין הבנקים והממשלה. ההסדר מחק ופרס את חובות

הקיבוצים ותאגידיהם; ביטל את המערכות המרכזיות ואת הערבות ההדדית; וקבע כללים חדשים במגזר, בעיקר בתחום האשראי. בשנת 1995 החליטה הממשלה לאשר ביצוע של "הסדר קיבוצים משלים". בהסדר זה נקבע כי יתרת החוב לצורך הסדרת חובותיהם של הקיבוצים תחושב אחרי שימוש בכספי הסיוע ההדדי בין הקיבוצים ואחרי ויתור מצד הקיבוצים על חלק מזכויות המקרקעין שברשותם. כמו כן הוקמה מינהלה אשר מהווה מסגרת מינהלית וארגונית לביצוע ההסדר.

מינהלת הסדר המושבים

בחודש מארס 1992 התקבל בכנסת חוק ההסדרים במגזר החקלאי המשפחתי. החוק קובע כיצד יש להסדיר את חובותיו של המגזר החקלאי. מכוח החוק מונו משקמים אשר בסמכותם לקבוע את היקף החוב שייפרע ואופן הפירעון. פסיקת המשקמים כפופה להוראות החוק ולתקנותיו. כמו כן הוקמה מינהלה, המונה כיום 24 עובדים, והיא מהווה מסגרת מינהלית וארגונית לפעולת המשקמים.

עד לדצמבר 2004, הוסדרו במסגרת המינהלה חובותיהן של כ-91% מכלל האגודות ויחידות המשק שבטיפולה. לאור הסדרת חלק ניכר מהחובות ולאור החלטות מינהל מקרקעי ישראל ופסיקות בג"צ האחרונות בנוגע למימוש קרקעות, החליטה הממשלה ביום 15 באוגוסט 2004, על סיום תחולת החוק והפסקת פעילות המינהלה החל ביום 30 ביוני 2006, פרט להוצאה לפועל של ההסדרים שגובשו.

החטיבה להתיישבות

החטיבה להתיישבות הוקמה בסוף שנות השישים על מנת לסייע לממשלה בעיבוד קרקעות ובפיתוח ההתיישבות באזורי יש"ע, בבקעה ובגולן, בדומה לסיוע שניתן בזמנו על ידי המחלקה לישראל של הסוכנות היהודית בשאר האזורים. החל משנת 2003, הורחבו, על פי החלטות ממשלה, אזורי הטיפול של החטיבה גם לאזורים נוספים.

החטיבה להתיישבות, הפועלת במסגרת ההסתדרות הציונית העולמית, מתוקצבת בתחום פעולה נפרד בתקציב משרד החקלאות, ולמעשה כל תקציבה מקורו בתקציב המדינה. הסכם המסגרת בין הממשלה להסתדרות הציונית העולמית משנת 2000, מהווה את מסגרת פעילות החטיבה להתיישבות והוא מגדיר את תחומי וכללי הפעולה של החטיבה ואת היחסים בין הצדדים להסכם.

המבנה הארגוני של החטיבה להתיישבות מבוסס על הפריסה הגיאוגרפית של האזורים שבתחום טיפולה: חבל הגולן, חבל הגליל, חבל המרכז (בקעת הירדן, מגילות ושומרון, מטה בנימין וגוש עציון), חבל הדרום (דרום הר חברון) וחבל הנגב. את הפעילות מרכז מטה החטיבה ובסך הכול מועסקים במסגרת החטיבה כ-63 עובדים.

במסגרת אישור התקציב לשנת 2005, החליטה הממשלה על הקמת צוות מנכ"לים בראשות מנכ"ל משרד ראש הממשלה, אשר יבחן את פעילות החטיבה להתיישבות. הצוות פעל במהלך שנת 2005 והוא נמצא לפני שלב גיבוש ההמלצות.

החלטות ממשלה הנוגעות לענפי החקלאות ולתקציב משרד החקלאות לשנת 2006

הסרת הפיקוח על מחירי מוצרי החלב לצרכן

ערך הייצור של ענף החלב, במונחי תמורה לחקלאי, עומד על כ-2 מיליארד ש"ח בשנה והיקפו הכספי של הענף, במונחי מחיר לצרכן, עומד על כ-7 מיליארד ש"ח בשנה. היקף הפיקוח על מוצרי החלב עומד על כ-30% מהמחזור בענף, זאת למרות שבשוק זה קיימת רמת תחרותיות מספקת במרבית המוצרים. לפיכך, ובהתאם להמלצת יו"ר הוועדה הציבורית לבחינת הפיקוח על מחירי החלב ומוצריו לצרכן, ועדה שהוקמה מתוקף החלטת ממשלה, החליטה הממשלה, במסגרת אישור תקציב 2006, על צמצום היקף הפיקוח, כך שהוא יחול על ארבעה מוצרים בסיסיים בלבד: חלב 3% שומן בשקית של ליטר אחד, חריץ גבינה קשה (צהובה), גבינת קוטג' 5% שומן באריזה של 250 גרם ותמאה באריזה של 100 גרם.

הסרת חסמים בתחום הפטם

במהלך השנים התאפיין ענף הפטם ביחידות ייצור קטנות ולא יעילות, רמת מחירים גבוהה לצרכן ורמת תכנון ורגולציה גבוהה מאוד. בשנת 1994 בוצעה רפורמה מקיפה בענף הפטם, בה נקבע בין היתר כי מגבלת היקף הייצור תבוטל באופן הדרגתי ויוסרו מגבלות רבות הנוגעות לתכנון היצור ולרגולציה בענף. לרפורמה השפעה חיובית על הענף ועל ציבור הצרכנים: יחידת הייצור הממוצעת גדלה והתייעלה, חל שיפור מקצועי בענף, המחיר לצרכן ירד ריאלית וחלה עלייה בצריכה הממוצעת לנפש של מוצרי פטם, בד בבד עם גיוון המוצרים בסל.

לאור תוצאות הרפורמה ולאור העובדה כי ענף הפטם מתנהל במשך שנים ללא מגבלות תכנון אפקטיביות, החליטה הממשלה לבצע את תיקוני החקיקה הנדרשים לצורך ביטול משטר התכנון בענף והפסקת פדיון מכסות הייצור על ידי המדינה.

רפורמה בתחום הביטוח החקלאי

על פי חוק פיצוי נפגעי אסון טבע משנת 1989, המדינה מחויבת לפצות חקלאים בגין נזקים שאירעו כתוצאה מתופעה אקלימית חריגה. החוק מגדיר באופן כללי בלבד מהם הקריטריונים להגדרת אירוע טבע כאירוע המזכה בפיצויים ואינו מגדיר כלל נושאים מהותיים, כגון אוכלוסיית הזכאים לפיצוי והעקרונות למתן הפיצויים. מאז ועד היום שילמה הממשלה פיצוי לחקלאים מתקציב המדינה, באופן ישיר מכוח החוק או במסגרת הסדרים מיוחדים אחרים, בסכום כולל של למעלה ממיליארד ש"ח, מרביתם בגין אירועי חורף 1991-1992.

בשנת 1999 החליטה הממשלה על הסדר ביטוחי בענפי הפירות וההדרים שיהווה תחליף למנגנון הפיצוי על פי החוק. הממשלה התחייבה מצידה להשתתף בעלות של 80% מגובה הפרמיות, אשר עומדות על כ-46 מיליון ש"ח בשנה. ההסדר הביטוחי מקטין במידה משמעותית את חוסר הוודאות של הממשלה ושל החקלאים בכל הקשור לאסון הטבע, וגלומים בו יתרונות ברורים עבור כל הצדדים. היתרונות נובעים מניהול מנגנון הפיצוי וניהול הסיכונים על ידי גוף מבטח מקצועי ומומחה ולא ישירות על ידי הממשלה.

לאור האמור, החליטה הממשלה, במסגרת אישור התקציב לשנת 2006, לבצע שינוי במתכונת הפיצויים הקיימת כיום ולבצע תיקוני חקיקה נדרשים, כך שהחוק יחול רק על נכסים שאינם ברי ביטוח וייקבעו בו קריטריונים וכללים ברורים להפעלתו. בכפוף לתיקון החקיקה כאמור, החליטה הממשלה להרחיב את תחולת ההסדר הביטוחי על ענפים נוספים.

ייעול ההדרכה החקלאית

יחידת שירותי ההדרכה והמקצוע היא יחידת סמך במשרד החקלאות ופיתוח הכפר. תפקידה העיקרי של היחידה הוא מתן שירותי הדרכה לחקלאים, ובכלל זה הדרכה פרטנית, הפצת מידע, הכשרה מקצועית וביצוע מחקר יישומי. תקציב היחידה עמד בשנת 2005 על כ-47 מיליון ש"ח בהוצאה נטו ועל 210 משרות.

מרבית שירותי ההדרכה ניתנים לחקלאים ללא תשלום וחלק ניכר מתקציב היחידה, המשמש בעיקר לשכר, אינו תלוי באופי, בכמות ובאיכות שירותי ההדרכה המסופקים. ביצוע שירותי ההדרכה במסגרת היחידה הממשלתית מגלם בתוכו בעיות רבות, ובכלל זה פגיעה ברמת השירות הניתנת לחקלאי. כמו כן, אין יכולת להתאים באופן יעיל את הרכב היחידה והשירותים הניתנים על ידה להתפתחויות בענף החקלאות ולשינויים הנדרשים ברמת המדריכים או במומחיותם. במצב הקיים, המשאבים הציבוריים המופנים להדרכה החקלאית אינם מנוצלים בצורה היעילה ביותר לשם קבלת תועלת מרבית למשק החקלאי.

במסגרת אישור התקציב לשנת 2006, קיבלה הממשלה החלטה על ייעול ההדרכה החקלאית וביצוע שינוי במערך ההדרכה הקיים באמצעות מתן חופש בחירה לחקלאי. במסגרת זו הוחלט כי שירותי ההדרכה החקלאית יינתנו באמצעות מדריכים עצמאיים וגופים פרטיים, ובמקביל יצומצמו תפקידי יחידת ההדרכה הממשלתית ויצומצם היקפה במידה משמעותית, תוך שמירה על היקף התקציב המיועד להדרכה חקלאית. הממשלה תמשיך לתמוך בנושא ההדרכה החקלאית באמצעות קניית שירותים להדרכה בנושאים ציבוריים ובאמצעות סבסוד שירותי ההדרכה הפרטית.

תמיכות שונות

הצעת תקציב התמיכות השונות לשנת 2006 מסתכמת בכ-4,500 מיליון ש"ח. מזה, כ-3,002 מיליון ש"ח תמיכות בתחבורה, כ-730 מיליון ש"ח תמיכות במחירי מים, כ-530 מיליון ש"ח תמיכות בייצור החקלאי ותמיכות אחרות, כ-127 מיליון ש"ח לתמיכות בתאגידים ציבוריים וכ-110 מיליון ש"ח עבור הוצאות משק הדלק.

תמיכות בתחבורה

ההצעה לתמיכה התקציבית בתחומי התחבורה בשנת 2006 מסתכמת ב-3,002 מיליון ש"ח. תמיכה זו ניתנת בעיקר לתחבורה הציבורית (אוטובוסים) ולרכבת ישראל.

תמיכה בתחבורה הציבורית

אוטובוסים - 1,729 מיליון ש"ח מיועדים לתחומים הבאים: סך של כ-869 מיליון ש"ח סובסידיה שוטפת; כ-324 מיליון ש"ח לתמיכה ברכישת אוטובוסים בתחבורה הציבורית; כ-476 מיליון ש"ח סובסידיה ייעודית לאוכלוסיות זכאיות שונות; וכ-60 מיליון ש"ח לאבטחת התחבורה הציבורית.

רכבת - 1,211 מיליון ש"ח מיועדים לסובסידיה הונית ולסובסידיה שוטפת לחברת הרכבת, במסגרת הסכם רב-שנתי עם חברת הרכבת לפיתוח של תחום התחבורה המסילתית בישראל בשנים הקרובות.

תמיכות שונות - כ-60 מיליון ש"ח מיועדים בעיקרם לרשות הנמלים כתמיכה להובלה יבשתית של מטענים מנמל אילת, ותמיכה לרשות שדות התעופה, למימון הגירעון במסופי הגבול היבשתיים בין ישראל לירדן ובין ישראל למצרים וכן במסוף המעבר היבשתי בקרני.

תמיכות במחירי המים

הצעת תקציב התמיכות במים לשנת 2006 מסתכמת בכ-730 מליון ש"ח. התקציב קטן ריאלית בהיקף של כ-37 מיליון ש"ח לעומת שנת 2005. השינוי כולל בין היתר הקטנת תקציב התמיכה בחברת "מקורות" מחד גיסא, והגדלת התקציב לרכישת מים מותפלים ולתמיכות בחקלאים מאידך גיסא.

עיקר התקציב מיועד לרכישת מים מותפלים. בשנת 2006 מדינת ישראל צפויה לרכוש כ-120 מלמ"ש מים מותפלים מגורמים פרטיים. את עיקר הכמות יספק המתקן להתפלת מים באשקלון, שצפוי לעבוד בתפוקה מלאה ולספק 100 מלמ"ש מי ים מותפלים בשנה זו. חלק נוסף מהתקציב נועד לתמוך בספקי מים ובעיקר בחברת "מקורות" - ספקית המים הגדולה במדינה, המספקת כשני שליש מצריכת המים בישראל. תעריפי המים אותם מספקת "מקורות" לצרכניה לשימוש חקלאי נקבעים על ידי שר החקלאות, בהסכמת שר האוצר

ובאישור ועדת הכספים של הכנסת. תעריפים אלה אינם מכסים את העלות הריאלית של הפקת ואספקת המים, ולכן יש להעביר לחברת "מקורות" סובסידיה שנתית לכיסוי הוצאותיה.

העברת הסובסידיה לחברת "מקורות" נגזרת מהסכם התחשבנות בין הממשלה לחברה, הכולל התחשבנות בגין כלל הוצאותיה של החברה, ובכלל זה העלויות ההוניות והיטלי ההפקה. הסכם זה מתבסס על עלויות נורמטיביות מוסכמות, שאת הפער בינן לבין הכנסות החברה ממכירת מים מכסה תמיכת הממשלה. העלויות הנורמטיביות מופחתות במקדם התייעלות שנתי. הסכם זה מאפשר לחברת "מקורות" לפעול על בסיס עסקי, להשקיע בחידוש נכסיה ובהקמת מפעלי מים, ואף להתנתק מהתלות בממשלה בכל הקשור לגיוס הון.

קיימת חשיבות רבה להעלאת תעריפי המים עד לעלותם הריאלית, על מנת להשיג הקצאה יעילה של מים ולמנוע הקמתם של מפעלי מים בלתי כדאיים, במיוחד בתקופת פיתוח מואץ הצפויה להימשך בשנים הקרובות.

בחוק המדיניות הכלכלית לשנת 2005 החליטה הממשלה על העלאת תעריפי המים השפירים והיטלי ההפקה לתעשייה ולצריכה ביתית ב-20 אג' לקוב, וכן על העלאת תעריפי המים השפירים והיטלי ההפקה לחקלאות ב-15 אג' לקוב. בעקבות העלאת המחירים כאמור נחתם מסמך עקרונות עם התאחדות חקלאי ישראל שעיקרו העברת התמורות מייקור המים והיטלי ההפקה לחקלאים לטובת ביצוע השקעות בתחום ייעול השימוש במים במשך חמש שנים. לפיכך גדל תקציב התמיכות בחקלאים בשנת 2006. עוד נחתם במסמך העקרונות הסדר עתידי לפיו התמורות מכל ייקור תעריפים נוסף יועברו לחקלאים באותו האופן, וזאת עד שהתעריף יגיע לעלות הממוצעת של הפקת ואספקת המים של חברת "מקורות".

תמיכות בייצור החקלאי

התמיכה הממשלתית בייצור החקלאי, כפי שבאה לידי ביטוי בסעיף תקציבי זה, מתמקדת בהשתתפות במימון מוצרים ציבוריים; בסיוע לחקלאים בביטוח גידוליהם מפני נזקי טבע ואסונות טבע; בתמיכה בענפים שיש להם תרומה משמעותית לשמירה על קרקעות; בתמיכה בייצוא החקלאי ובסיוע נקודתי לענפים הנקלעים למשבר.

עיקרי התמיכה בסעיף זה הם:

- **סובסידיית חוק הגליל** – על פי חוק הגליל, התשמ"ח-1988, תומכת הממשלה באופן ישיר בחקלאי הגליל העוסקים בייצור ביצים ופטם. התמיכה ניתנת כשיעור מעלות מוכרת לייצור. היקף התמיכה לשנת 2006 עומד על כ-79 מיליון ש"ח

- **תמיכה במוצרים ציבוריים** – תמיכה זו משקפת את השתתפות המדינה במימון פעילות המחייבת התערבות גוף מרכזי, כשבצידה יש לרוב השפעות חיצוניות חיוביות. התמיכה משמשת בעיקר למימון פעילות הדברה נגד מזיקים שונים ופעילויות שונות התורמות לשמירה על איכות הסביבה. היקף התמיכה נקבע במהלך השנה, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

- **סבסוד פרמיית הביטוח החקלאי** – התמיכה הממשלתית נועדה לתמרץ את החקלאים לבטח את גידוליהם

מפני נזקי טבע ומפני אסונות טבע. היקף התמיכה בשנת 2006 מסתכם ב־70 מיליון ש"ח, מזה 24 מליון ש"ח לסבסוד פרמיות הביטוח מפני נזקי טבע בחקלאות ו־46 מיליון ש"ח לסבסוד פרמיות הביטוח מפני אסונות טבע בחקלאות.

- **שינוי במתכונת הפיצויים ותיקוני החקיקה** – במסגרת אישור התקציב לשנת 2006, החליטה הממשלה לבצע שינוי במתכונת הפיצויים הקיימת כיום על פי חוק פיצוי נפגעי אסון טבע ולבצע תיקוני תקיקה נדרשים, כך שהחוק יחול רק על נכסים שאינם ברי ביטוח וייקבעו בו קריטריונים וכללים ברורים להפעלתו. בכפוף לתיקון החקיקה כאמור, החליטה הממשלה להרחיב לענפים נוספים את תחולת ההסדר הביטוחי הנוגע לאסונות טבע.

- **תמיכות בייצוא החקלאי** – סיוע במשברי מחיר נקודתיים וזמניים, וכן סבסוד של פעילות קידום מכירות המתבצעת על ידי היצואנים בשווקים בחו"ל. היקף התמיכה נקבע, במהלך השנה, לפי ההתפתחויות בענף ובהתאם לסדר העדיפויות של המשרד.

- **תמיכות שונות לייצור חקלאי מקומי** – תקצוב תמיכות ומתן פיצויים המתחייבים על פי החוק, וכן סיוע בזמני משבר ובתמיכה בענפים חקלאיים שונים על פי הסכמים. התמיכות שאינן מכוח חוק ושאינן ניתנות במסגרת הסכמים רב־שנתיים, נקבעות במהלך השנה לפי ההתפתחויות בענף ובהתאם לסדרי העדיפויות של המשרד.

תמיכות אחרות

שלושה נושאים נוספים המתוקצבים במסגרת סעיף זה הם:

- **סבסוד הובלת גרעינים באניות הנושאות דגל אמריקני** – כחלק מהסיוע האמריקני למדינת ישראל, התחייבה ממשלת ישראל על רכישת כמות שנתית מינימלית של גרעינים (בעיקר חיטה) מארה"ב וכן התחייבה על כמות גרעינים מינימלית מדי שנה, מתוך כלל הכמות הנרכשת, אשר תובל באניות הנושאות דגל אמריקני. עלות ההובלה באניות אלו גבוהה ממחיר ההובלה הבין-לאומי, ועל מנת לעמוד בהתחייבותה, הממשלה מעמידה תקציב למימון הפער האמור. תקציב הסבסוד הנ"ל מסתכם בשנת 2006 בכ־34 מיליון ש"ח.

- **אחזקת מלאי חירום** – מדינת ישראל מחזיקה, משיקולים ביטחוניים, מלאי חירום של גרעיני חיטה למאכל אדם, מספוא למאכל בהמות, מוצרי מזון בסיסיים ובשר קפוא. המלאי מוחזק בידי קבלנים פרטיים והתקציב משמש לכיסוי הוצאותיהם (עלויות מימון, אחסון, ניהול וריענון המלאי). סך תקציב לאחזקת המלאים השונים בשנת 2006 מסתכם בכ־74 מיליון ש"ח.

- **שיפוי יצואנים** – בעקבות הסכם סימון טובין שנחתם ביום 8 באפריל 2004, בין ממשלת ישראל לנציבות האיחוד האירופי, ובשל החשש כי תוצרתם של ישראלים מעבר לקו הירוק נחשפת לדרישה לתשלום מכס, מופעלת תכנית ממשלתית לביטוח הסחורה המיוצאת לאיחוד האירופי.

הוצאות משק הדלק

תקציב הוצאות משק הדלק נועד להבטחת אספקה סדירה של מוצרי דלק בשעת חירום, הן למשק הצבאי והן למשק האזרחי.

מדינת ישראל, אשר חסרה מקורות עצמיים של אנרגיה ראשונית, נאלצת לייבא את כל הנפט הגולמי ממקורות בחו"ל. הנפט הגולמי מובל למדינת ישראל באמצעות אניות דלק, רובן ככולן בבעלות זרה, ומועבר לבתי הזיקוק לצורך המרתו לתזקיקי דלק. בנוסף לתזקיקים המיוצרים על ידי בתי הזיקוק, נצרכים במדינת ישראל גם תזקיקים שמקורם ביבוא.

הנחת היסוד העומדת מאחורי הצורך בהחזקת מלאי דלק לשעת חירום היא, כי בשעת חירום תיתכן אי סדירות בהגעת אניות זרות המובילות נפט גולמי או תזקיקים לחופי ישראל. התממשותו של תרחיש זה, כמו גם תרחיש של פגיעה בבתי הזיקוק, עשויה להביא למחסור במוצרי דלק במשק.

מלאי הדלק לשעת חירום נחלק לשני סוגים: מלאי עבור המשק האזרחי ומלאי עבור המשק הצבאי. רמת המלאי הכוללת נקבעה במסגרת ועדה ציבורית בהתאם לתרחישי צריכה שונים. היקף המלאי הנדרש, אמור להיגזר מהפער בין השימושים הצפויים בתרחישים השונים בחירום לבין המלאי התפעולי והיקף הייצור והייבוא בשעת חירום.

מלאי החירום הצבאי מוחזק כיום במימון המדינה על ידי חברות הדלק במתקני האחסון של חברות התשתית: תשתיות נפט ואנרגיה (תש"ן) ופי גלילות. ההתחשבנות בגין החזקת המלאי מבוצעת בהתאם לצו הפיקוח על מצרכים ושירותים (הסדרים במשק הדלק), התשמ"ח-1988. מלאי החירום האזרחי מוחזק כיום על ידי החברות בתי הזיקוק לנפט (בז"ן), וחברת תשתיות נפט ואנרגיה (תש"ן) בהתאם להסכמים שחתמה המדינה עמן.

לקראת סוף שנת 2005 יושלם גיבושה של תפיסת ניהול כוללת לגבי מלאי החירום של דלקים, אשר במסגרתה, בין היתר, תועבר האחריות לניהול מלאי החירום המשמש לצרכי לחימה לצה"ל. כמו כן תושלם בחינה מחודשת של כמויות המלאי המוחזקות ופריסתן הגיאוגרפית, בהתאם לתרחישים עדכניים. ועדה לעניין זה בראשות ראש מל"ח מונתה על ידי שר התשתיות הלאומיות בשנת 2004.

העלויות העיקריות של החזקת המלאי נחלקות לשלוש: מימון רכישת המלאי, עלויות האחסון של המלאי וביטוח המלאי. כמו כן קיימות עלויות נוספות בכל הקשור להחזקת ציוד חירום, ביצוע בקרה על כמויות ואיכויות של המלאי וריענון שוטף שלו.

משרד התיירות

התקציב הרגיל של משרד התיירות יעמוד בשנת 2006 על סך של 233 מיליון ש"ח בהוצאה, 12 מיליון ש"ח בהוצאה מותנית בהכנסה ו-29 מיליון ש"ח בהרשאה להתחייב.

תקציב הפיתוח של משרד התיירות יעמוד בשנת 2006 על סך של 90 מיליון ש"ח בהוצאה, 25 מליון ש"ח בהוצאה מותנית וכ-87 מיליון ש"ח בהרשאה להתחייב.

במהלך השנים 2003–2004 חלה התאוששות בתיירות לישראל, לאחר המשבר בענף בשנים 2001–2002, בהן עמד מספר כניסות התיירים על 1 מיליון ו-1.5 מיליון בהתאמה. התעוררות תנועת התיירות ניכרת גם בחודשים הראשונים של שנת 2005 והיא צפויה להגיע עד ל-1.8 מיליון תיירים, עלייה של 34% בהשוואה לשנת 2004.

הגידול בכניסות התיירים מלווה בתנועת שיא של תיירות פנים, העומדת על היקף של 12 מיליון לינות בכל אחת מהשנים 2003, 2004 ו–2005.

יעדי משרד התיירות

בתחום שיפור המוצר התיירותי

המשרד יפעל לשיפור האטרקטיביות של המוצר התיירותי הישראלי על ידי עידוד התחרות בתחום התעופה והוזלת מחירי הטיסות לישראל וממנה.

בתחום השקעות ההון

נוכח עודף היצע של חדרי בתי המלון הקיים בשוק, פעילותו של המשרד בתחום זה תישאר במתכונתה הסלקטיבית, תוך התמקדות במיזמים בעלי אופי ייחודי.

תקציב פיתוח תשתיות תיירותיות

בתחום זה יתמקד המשרד בשדרוג ובפיתוח מרכזים של ערי התיירות. המשרד יתמקד בפיתוח תשתיות בירושלים, בטבריה, בעכו, בצפת ובאילת, זאת במטרה לשפר את התשתית הפיזית-תיירותית בערים אלו ולאפשר את מימוש הפוטנציאל התיירותי הטמון בהן. כמו כן יפעל המשרד לפיתוח תשתיות תיירותיות באזור הנגב ובמגזרי המיעוטים.

הגנות ים המלח

בהתאם להחלטת ועדת השרים לענייני חברה וכלכלה מס' חכ/108, מיום 29 ביולי 2004, יקדם המשרד את פתרון הקבע להגנות החופים בים המלח. המשרד יבצע את בדיקות ההיתכנות הנדרשות למימוש החלופה אשר הומלצה על ידי ועדת המנכל"ים להגנת חופי ים המלח. במקביל לכך יבדוק המשרד את אומדן החלופות האחרות האפשרויות לפתרון, בהן קציר המלח בבריכה וחלופת פינוי חלק מבתי המלון.

תשתיות ובינוי

הגבָּרת ההשקעות בתשתית היא אמצעי מרכזי של המדיניות הכלכלית. מטרתן להסיר חסמים המַקשים על ההתפתחות המשקית ולהניע את גלגלי המשק, כדי להביא למיצוי פוטנציאל הצמיחה של המשק הישראלי.

ההשקעות בתשתית מבוצעות ברובן בידי גופים שאינם נכללים בתקציב המדינה, כגון: חברת החשמל, חברת נמלי ישראל – פיתוח ונכסים בע"מ (לשעבר רשות הנמלים), רשות שדות התעופה, "מקורות" ועוד. צפוי כי כלל ההשקעות במשק, על ידי גופים אלה ועל ידי הגופים המתוקצבים כאחד, יגדלו בשנת 2006 לעומת שנת 2005.

במקביל, הממשלה חייבת ליצור תנאים שיאפשרו להגדיל את ההשקעות בתשתית ממקורות חוץ תקציביים. פעילויות מרכזיות, שמומנו עד כה מתקציב המדינה, הולכות ומועברות ברחבי העולם במידה גוברת והולכת לידי המגזר הפרטי. גם בישראל יושם דגש על מגמה זו בשנים הקרובות, בראש ובראשונה בתחומי תשתית התחבורה (כבישי אגרה, רכבות קלות), ייצור חשמל, תשתיות מים וביוב. בדרך זו ייתוספו מקורות למימון התשתיות ותִגבַּר יעילות הפעלתן.

מֵיזָמים רבים המתוכננים לקום על ידי המגזר הפרטי ועל ידי גורמים ציבוריים אחרים, נתקלים בעיכובים משמעותיים בביצוע המֵיזָם בשלב האישורים הסטטוטוריים. כחלק מהמאמץ להאיץ את ההשקעות בתשתית, החליטה הממשלה על קיצור הליכי תכנון במסגרת ועדה מיוחדת שתטפל במיזמים שעניינם תשתיות לאומיות ותיתן להם את העדיפות כנדרש מתרומתם של המיזמים למשק.

היערכותם של משרד הבינוי והשיכון, משרד התחבורה, משרד התשתיות הלאומיות ומשרד התקשורת להשגת היעדים הכלכליים של הממשלה בענפים שבתחום אחריותם מתבצעת בשני מישורים עיקריים:

- באמצעות רפורמות מבניות, שתכליתן לייעל את דרכי הפעולה בענף וליצור כללי משחק חדשים בהסרת מַגבלות מנהליות שונות ובשחרור "צווארי בקבוק".

- באמצעות ניהול התקציב. בשנת 2006 יתאפיין התקציב בהגדלת ההשקעות הישירות בכבישים, ברכבות ובמפעלי השָׁבַת מים; בהמשך הסיוע למימון מפעלי ביוב ברשויות המקומיות; בהגדלת הסיוע להשקעות של חברות למים וביוב, שיוקמו על ידי רשויות מקומיות; בטיפול אינטנסיבי בתכנון בכלל ובתכנון לבנייה למגורים בפרט; ובהמשך הפיתוח של אתרים לבנייה למגורים.

תחום התחבורה

בהמשך להרחבת ההשקעות בתשתית הכבישים ובתשתית הרכבות בשנים האחרונות, צפויה בשנת 2006 האצה בפיתוח תשתיות בתחבורה היבשתית, האווירית והימית.

ההשקעה בתשתית התחבורה היבשתית - ההשקעות יתמקדו בתשתית המסילתית של רכבת ישראל; במערכות הסעת המונים בתל אביב ובירושלים; בנתיבי תחבורה ציבוריים לאוטובוסים; וכן במיזמים מרכזיים בערים הגדולות ובמערכת הכבישים הארצית.

ההשקעה ברשת הכבישים הבין-עירונית - תכנית פיתוח רשת הדרכים הבין עירונית תתמקד בהמשך קידומם והשלמתם של מיזמים שהקמתם החלה בשנים קודמות. מיזמים אלו כוללים מחלפים וגשרים בצמתים עמוסים והוספת נתיבים בכבישים צפופים שבהם רמת השירות אינה מספקת. כמו כן בכוונת הממשלה לאשר תכנית חומש בהיקף נרחב להשלמה ולשיפור של רשת הדרכים הבין-עירונית בשנים 2006-2010.

ההשקעה ברכבת - בדצמבר 1996 החליטה הממשלה על הפרדת הרכבת מרשות הנמלים והרכבות ועל הקמת חברת רכבת ממשלתית. מהלך זה נועד לאפשר את השגת מדיניות הממשלה להרחבת ההשקעות בתחום התחבורה המסילתית, באמצעות חברת רכבת המתנהלת באופן עצמאי. ביום 29 בדצמבר 2002 התקבל בכנסת חוק רשות הנמלים והרכבות (תיקון מס' 11), התשס"ג-2002, שיצר מסגרת חקיקתית למהלך האמור.

כיום, חברת רכבת ישראל בע"מ היא חברה ממשלתית בבעלות מלאה של המדינה, שמטרתה - הקמה ותפעול של רכבות בישראל. בין החברה לבין הממשלה הוסכם כי במהלך התקופה שבין 1 בינואר 2003 ל-31 בדצמבר 2008, תשקיע החברה סכום בהיקף של 20 מיליארד ש"ח בפיתוח רשת הרכבות. הממשלה מצידה תשקיע כספים בהון המניות של החברה על מנת לאפשר לה ליישם את ההשקעות האמורות. הסכום האמור (20 מיליארד ש"ח) יושקע על ידי החברה במיזמים המשכיים (כדוגמת: ראשונים, שפירים - נתב"ג, נתב"ג - מודיעין, הכפלת אשדוד-אשקלון, ועוד) וכן במיזמים חדשים (כדוגמת: קו מהיר לירושלים, הקו לרעננה, ועוד).

ההשקעה בפיתוח הרכבת תסתכם בכ-2,245 מליון ש"ח בשנת 2006.

ההשקעה בכביש חוצה ישראל - הצעת התקציב לשנת 2006 מקצה מקורות לחברת "כביש חוצה ישראל" להרחבת הכביש צפונה ודרומה (קטע 18 - מצומת עירון לאליקים וקטע 19-20 - מגדרה עד לדרום קריית-גת), למימון פעולות החברה ולפיקוח על פעולות הזכיין.

ההשקעה בנמלים - בשנת 2005 נחנך מיזם נמל היובל בנמל אשדוד ובמקביל הונחה אבן הפינה לבניית שלב א' של נמל הכרמל בחיפה. מיזמים אלו מהווים קפיצת מדרגה בקיבולת הנמלית, במיוחד בענף המכולות המהווה את הפעילות העיקרית בסחר הבין-לאומי. בנוסף, הרציפים החדשים בשני הנמלים ערוכים לקליטת אניות מכולה גדולות מהדור החדש, הן מבחינת תשתיות פיזיות והן מבחינת ציוד שינוע ומערכי תפעול ומחשוב. ההשקעה הכוללת בנמל היובל נאמדת ב-2.6 מיליארד ש"ח, ואילו ההשקעה הצפויה בנמל כרמל א' נאמדת ב-1.2 מיליארד ש"ח.

ההשקעה בשדות התעופה - בחודש נובמבר 2004 הושלם פיתוח שלב א' של מיזם נתב"ג 2000 (טרמינל 3) בהשקעה כוללת של כ-800 מיליון דולר. הטרמינל ישרת בשלב הראשון כ-9 מיליון נוסעים מדי שנה, בתנאים טובים בהרבה מאלה הקיימים כיום. בשלב שני, עת יעלה מספר הנוסעים, צפוי להסתיים שלב ב' של המיזם, דבר שיאפשר מעבר של 16 מיליון נוסעים בשנה.

תחום האנרגיה

תחום זה עבר בשנים האחרונות שינויים, שתכליתם הגברת התחרותיות בכל שרשרת הייצור של הענף ושילוב של טכנולוגיות וגורמי ייצור חדשים. תהליך זה יתמקד בשנת 2006 במשק הדלק, הגז הטבעי ובמשק החשמל.

משק החשמל

במהלך 2003, בעקבות המלצות הוועדה הבין-משרדית לשינויים מבניים במשק החשמל, אושר תיקון לחוק משק החשמל, אשר לפיו תופרדנה פעילויות חברת החשמל במקטעים השונים: ייצור, הולכה וחלוקה. בהתאם לתיקון החוק, לאחר שנת 2012, לא יוכל בעל רישיון ייצור או חלוקה להחזיק ברישיון הולכה ביותר מ-30% מהיקף כושר הייצור במשק, וכן לא יוכל אדם להחזיק ביותר מ-20% מהיקף החלוקה במשק. עוד קובע החוק כי עד שנת 2012, מגבלות האחזקה יהיו 40% ו-30% בהתאמה. בתוך כך החל תהליך תכנונן של תחנות פרטיות לייצור חשמל, חלקן בטכנולוגיה של שילוב כוח וחום (קוגנרציה). לעניין זה הותקנו תקנות ונקבעו תעריפים ואמות מידה. עד סוף 2005 יפורסמו הכללים.

משק הדלק

בעקבות המלצות של מספר ועדות שדנו בעתיד ענף הזיקוק, החליטה הממשלה לפעול ליצירת תחרות בענף זה על ידי הפרדת הבעלות על שני בתי הזיקוק בחיפה ובאשדוד. החלטה בעניין פיצול והפרטה של בתי הזיקוק התקבלה ביום 29 באוגוסט 2004 (החלטה חכ/107). צעד זה יביא, בצד הגבָּרת התחרותיות, להרחבת ההשקעות בתחום הזיקוק. בשנה הקרובה יבוצעו ההליכים לפיצול ולהפרטת בתי הזיקוק. החלטת הממשלה והחלטת ועדת השרים לענייני הפרטה אושרו בשנת 2004. בהחלטת הממשלה מיום 25 בספטמבר 2005 אושר ההסדר עם החברה לישראל, וההחלטה אודות ביצוע הפיצול אושרה. הליך הפיצול וההפרטה צפוי להיות מושלם עד סוף שנת 2006. כתוצאה מן הפיצול וההפרטה צפויה לגדול בעיקר ההשקעה בבית הזיקוק באשדוד, שם מתוכננת לקום בין היתר תחנת כוח לייצור חשמל בגז טבעי, אשר תאפשר לבית הזיקוק לייצר חשמל לשימוש עצמי ולמכור את עודפי החשמל המיוצר לרשת.

משק הגז הטבעי

במהלך שנת 2003 תוקן חוק משק הגז הטבעי באופן המאפשר מתן רישיון הולכה לחברה ממשלתית. בהמשך לתיקון החוק, ולאחר קבלת החלטה בנושא בקבינט הכלכלי - חברתי (החלטה חכ/22, מיום 16 ביולי 2003), הוקמה ב-23 ביולי 2003 חברת "נתיבי הגז הטבעי לישראל בע"מ" ונתחמו חוזים בין המדינה לבין החברה בסך של כ-100 מיליון דולר. החברה מקימה את מערכת ההולכה של הגז הטבעי בישראל בארבעה מקטעים:

במקטע הימי - מאשדוד עד חוף דור; במקטע היבשתי - בין אשדוד לאשקלון דרך רמלה וקריית גת; במקטע הדרומי - מצומת שורק עד סדום; ובמקטע הצפוני - בין חגית ליפה ולאלון תבור.

מקורות הגז הטבעי הם: שדה מרי (חברת "ים תטיס"), הממוקם ממערב לאשקלון; רכישת גז ממצרים, במסגרת הסכם אשר נחתם עם חברת EMG בשנת 2005; ורכישת גז מחברת BG האנגלית.

תחום המים והביוב

פוטנציאל המים השפירים של ישראל, כ-1.5 מיליארד מטר קוב לשנה, מנוצל כיום במלואו ואף מעבר לכך. הרחבה משמעותית של פוטנציאל המים דורשת התפֻלַת מי ים בעלויות גבוהות יחסית למשק. הממשלה החליטה לאמץ תכנית שתאפשר התמודדות הן בצד היצע המים והן בצד הביקושים למים. בצד ההיצע, יופנו משאבים כספיים להגדלת ההשקעות בהשבַת מי קולחין ומים שוליים אחרים ולהתפלת מי ים בהיקף של 315 מיליון מטר קוב לשנה. בצד הביקוש, יצומצמו הסובסידיות התקציביות, תוך העלאת תעריפי המים השפירים לכל השימושים ויינתן עידוד לחיסכון בצריכה. צעדים אלו יביאו לשיפור בהקצאת המים ולניהול יעיל ואחראי יותר של מקורות המים והמשאבים העומדים לרשות המשק.

בתחום הביוב תימשך תנופת ההשקעה ברשויות המקומיות, בעיקר בהקמת מכוני טיהור של שפכים. הגידול המתמשך באוכלוסיית המדינה וההחמרה בתקנות איכות הסביבה צפויים להגביר את תנופת הפיתוח בתחום זה. כך למשל, בעקבות אימוץ תקני ועדת ענבר לאיכות הקולחים, יש צורך בשדרוג מרבית מתקני הטיהור הקיימים. השדרוג יחל בשנת 2007, יימשך כ-10 שנים ויושקעו בו כמיליארד ש"ח.

חוק תאגידי מים וביוב, שאושר בכנסת במהלך שנת 2001, צפוי להביא לשינוי משמעותי במבנה משק המים והביוב ברשויות המקומיות. בהתאם לחוק יוקמו תאגידי מים וביוב ברשויות המקומיות. הקמת התאגידים תאפשר להפנות משאבים רבים יותר לתחום זה בניהול יעיל וממוקד. הממשלה החליטה לסייע לתאגידים שיוקמו, בדרך של השתתפות בהשקעות במיזמים בתחום התאגיד, כל זאת על מנת לזרז את הקמת החברות. בישראל פועלים כיום שבעה תאגידים לפי חוק זה, ועד סוף שנת 2006 צפויים לקום עוד כשבעה תאגידים. כל הרשויות המקומיות מחויבות בחוק להפעיל את משק המים והביוב שלהן באמצעות חברה עד לתחילת שנת 2008. צעד זה, כמו גם הגידול באוכלוסייה וההחמרה בתקני איכות הסביבה, צפוי להביא לגידול משמעותי בהשקעות בתחום המים והביוב.

ההשקעה הממשלתית במזומן, הצפויה בתחומי המים והביוב בשנת 2006, עומדת על סכום של כ-1.4 מיליארד ש"ח.

תחום התקשורת

תקשורת נייחת

שותפות חברות הכבלים (הוט טלקום) החלה באספקת שירותי טלפוניה נייחת בפריסה ארצית, החל מחודש דצמבר 2004. על פי הערכת משרד התקשורת, אומדן ההשקעה שיידרש מהשותפות לשם כך, צפוי להסתכם בכמה מאות מיליון ש"ח. כמו כן, צפויות להתבצע השקעות נוספות בתחום על ידי בעלי רישיונות נוספים (רישיונות כלליים ייחודיים) אשר כניסתם לפעילות בתחום כבר החלה באופן ניסיוני במהלך שנת 2005. במהלך השנה הקרובה יעסקו גורמי ההסדרה בסוגיה נוספת שענייננה - מתן אפשרות לגופים עסקיים לעשות שימוש בתשתיות קיימות מתחומים אחרים לצורך מתן שירותי תקשורת (כגון: חשמל, קווי רכבת, קווי מים ועוד).

תקשורת ניידת

חדירת שירותי הדור השלישי יאפשרו את המשך הגידול במספר מנויי הסלולר (שכיום עומד על למעלה משבעה מיליון מנויים) ואת המשך צמיחתו של התחום. על פי הערכות שונות, חברות הסלולר יוסיפו להשקיע בתשתיות הנדרשות לצורך אספקת השירותים כאמור, מאות מיליוני ש"ח בשנים הקרובות.

תקשורת בין-לאומית

החל מחודש מאי 2004, בהתבסס על המלצת ועדת קרול ועל החלטת ממשלה בנושא, הוענקו שלושה רישיונות נוספים לאספקת שירותי תקשורת בין-לאומיים לחברות "אינטרנט זהב", "אקספון" ו"נטויז'ן". הדבר נעשה כשלב נוסף להרחבת התחרות בתחום שבו פעלו עד כה שלושה בעלי רישיון בלבד: "בזק בינלאומי", "ברק" ו"קווי זהב". כניסתן של חברות נוספות לפעילות במהלך השנה החולפת הביאה להגדלת היקף ההשקעות בתחום זה.

ניידות מספרים

במהלך שנת 2006, צפויים המפעילים בתחום הטלקום כולו (טלפוניה נייחת, טלפוניה ניידת, טלפוניה בינלאומית) לבצע השקעות בתשתיות התקשורת שבבעלותן, כחלק מההכנות לאספקת שירות של ניידות מספרים החל מחודש ספטמבר 2006.

גישה לאינטרנט

מאז תחילת התחרות בתחום, בחודש מארס 2002, חל גידול מרשים בשיעור חדירת האינטרנט המהיר למשקי הבית בישראל (מכ-4% בשנת 2002 לכ-55% בחודש מאי 2005), תוך ירידה של עשרות אחוזים במחיר לצרכן, ותוך השקעה מתמדת של ספקי השירות (חברת בזק וחברות הכבלים) בקווי התקשורת שבבעלותן. בכך משתלבת ישראל בכלכלת האינטרנט העולמית, השתלבות המהווה מפתח לקידום המשק הישראלי.

איחוד מערכי ההפצה של ערוצי הטלוויזיה הפתוחים

בהתאם להחלטת הממשלה מיום 9 באוגוסט 2005, יופצו, החל מחודש ינואר 2007, שידורי הטלוויזיה של רשות השידור (ערוץ 1 וערוץ 3), של זכייני הרשות השנייה (ערוץ 2 וערוץ 10) ושל ערוץ הכנסת באמצעות מערך הפצה מאוחד, הנשען על מערך משדרים קרקעי בטכנולוגיה דיגיטאלית ומגובה במערך לוויני דיגיטאלי. לשם ביצוע המהלך מינתה הממשלה ועדת מכרזים אשר חברים בה נציגי משרד התקשורת, משרד האוצר, הרשות השנייה לטלוויזיה ורדיו ורשות השידור, לבחירת הגורם אשר יתכנן, יקים ויפעיל את מערך ההפצה האמור. לפי אודמנים שונים, יידרש הזכיין להשקעה של כמה עשרות מיליוני ש"ח לשם הקמת המערך כאמור.

תחום שידורי הרדיו הארציים בישראל

במטרה להרחיב את חופש הבחירה של צרכן הרדיו, לגוון את היצע שידורי הרדיו המוצעים לו ולשפר את איכות הקליטה של שידורי הרדיו, החליטה הממשלה ביום 15 באוגוסט 2004, על ביצוע רפורמה בתחום. לפי הרפורמה יגדל היצע שידורי הרדיו הארציים באמצעות הסדרת התשתית שתאפשר שידורי רדיו דיגיטאליים, בין בהפצה קרקעית ובין בהפצה באמצעות הלוויין. ההערכה היא כי כבר במהלך שנת 2006 יתאפשר לגורמים המעוניינים בכך לשדר שידורי רדיו דיגיטאליים בהפצה לוויינית. שידורי רדיו דיגיטאליים באמצעות המערך הקרקעי יתאפשרו בתחילת שנת 2007, לאחר שתוקם התשתית הקרקעית להפצתם, באמצעות גורם עסקי שייבחר על ידי ועדת מכרזים בין-משרדית שהחלה בפעילותה במהלך שנת 2005. לפי אודמנים שונים יידרש הזכיין להשקעה של כמה עשרות מיליוני ש"ח לשם הקמת המערך כאמור.

תחום הדואר

בהתאם למדיניות הממשלה ולתיקוני חקיקה שהתקבלו במהלך שנת 2004, החל מחודש ינואר 2006, יוענקו לגורמים עסקיים רישיונות למתן שירותי דואר. רפורמה זו צפויה להוביל להשקעה נרחבת בתשתיות הדואר בישראל, בפיתוח התחום, בהרחבת מגוון השירותים הניתנים לציבור ובשיפור רמת השירות.

בנוסף, במהלך השנה הקרובה צפוי להסתיים התהליך לתיאגוד רשות הדואר כחברה ממשלתית.

תחום השיכון

לקראת סוף העשור הקודם התייצבו היקפי הפעילות והמחירים בענף הנדל"ן ברמה נמוכה ביחס לתחילת העשור. התייצבות זו נבעה בעיקר מהתמתנות קצב העלייה וירידת היקפי הביקושים לדיור. יודגש כי מדובר בהתאמה טבעית של הענף להיקפי הביקושים הנגזרים מן הגידול הטבעי במספר משקי הבית ומהיקפי העלייה הנמוכים.

עם תחילת המיתון ופרוץ המאורעות הביטחוניים, ברבעון האחרון של שנת 2000, חלה ירידה בהיקף הפעילות בענף. ירידה זו בפעילות נבעה מירידת הביקוש לדיור ולוותה בהתאמה של ההיצע, כפי שמתבטא בהתחלות הבנייה ובשיווק הקרקעות לבנייה למגורים. מגמות אלו הביאו לירידה הריאלית במחירי הדירות מאז שנת 2000. שנת 2004 והמחצית הראשונה של שנת 2005 מאופיינות בצמצום היצע הדיור, לא רק כתוצאה מירידה בביקוש,

אלא גם בגלל מגבלת היצע הנובעת מקושי בגיוס אשראי ומהתייקרות תשומות הבנייה. קצב שיווק הקרקעות לבנייה למגורים, המשקף את ציפיות הקבלנים, נמצא ברמה נמוכה ומספר התחלות הבנייה, הנגזר מקצב שיווק הקרקע, ממשיך לרדת.

הביקוש לדיור נשאר ברמה נמוכה, זאת למרות השיפור שחל בשנת 2004 ובמחצית הראשונה של שנת 2005 בגורמים המשפיעים על הביקוש לדיור, כגון: עלייה בהכנסה הממוצעת, ירידה בריבית על המשכנתאות ויציבות במחירי הדיור. יתכן כי תלחול תהליך הצמיחה לקבוצות רחבות באוכלוסייה יביא לעלייה בצריכה הפרטית ולגידול בביקוש לדיור החל מהמחצית השנייה של שנת 2005.

משרד התחבורה

הצעת התקציב המיועד לתחומי התחבורה השונים לשנת 2006 מסתכמת בכ-7.4 מיליארד ש"ח (ללא הוצאה מותנית בהכנסה), מתוכם כ-4,076 מיליון ש"ח תקציב פיתוח (כולל תקציב אחזקת כבישים), כ-2,998 מיליון ש"ח לתמיכות בתחבורה, וכ-351 מיליון ש"ח תקציב רגיל.

תקציב הפיתוח

הצעת תקציב הפיתוח של תשתיות התחבורה היבשתית לשנת 2006 מסתכמת בכ-4,076 מיליון ש"ח בהוצאה. ההשקעה בתשתית התחבורה היבשתית נועדה להבטיח נגישות ליעדים השונים, (לרבות אזורי פיתוח וקישורם למרכזי התעסוקה בארץ) ולאפשר רמת ניידות מרבית לנוסעים ולמטענים. ניידות זו משרתת את הפעילות הכלכלית ותורמת למיצוי פוטנציאל הצמיחה של המשק.

נוכח חשיבותן של השקעות בתשתיות התחבורה וכחלק מהמדיניות להאצת הצמיחה במשק, החליטה הממשלה להגדיל את תקציב ההשקעה בתשתיות תחבורה בכ-500 מיליון ש"ח בהוצאה בכל אחת מן השנים 2004-2007.

פיתוח התחבורה הציבורית

ההצעה לתקציב לפיתוח התחבורה הציבורית ולהסעת המונים לשנת 2006 מסתכמת בכ-680 מיליון ש"ח בהוצאה ובכ-676 מיליון ש"ח בהרשאה להתחייב.

נתיבי התחבורה הציבורית

כ-169 מיליון ש"ח מהתקציב מיועדים לפיתוח נתיבים בלעדיים לתחבורה הציבורית, במגמה לשפר את מהירות הנסיעה באוטובוסים ולעודד את השימוש בהם בקרב ציבור רחב באוכלוסייה. במהלך שנת 1999 החל משרד התחבורה ביישום החלטת הממשלה להקמת נתיבים בלעדיים ובהקצאת נתיב שלישי בדרכים בין-עירוניות לתחבורה הציבורית.

בנוסף לכך החליטה הממשלה, בהחלטה מס' 2317, מיום 30 ביולי 2002, להקים ולהפעיל, באמצעות זכיין פרטי, נתיב מהיר בכביש מס' 1 בקטע שממחלף נתב"ג עד למחלף קיבוץ גלויות בתל אביב. הנתיב המהיר נועד לנסיעת כלי רכב ציבוריים וכלי רכב פרטיים רבי תפוסה ללא תשלום אגרה, ולנסיעת כלי רכב פרטיים אחרים בתשלום אגרה. בתחילת שנת 2004 התפרסם מכרז למיון מוקדם במיזם זה (PQ) אותו עברו ארבע קבוצות. במהלך 2005 פורסם מכרז להגשת הצעות מפורטות. מועד הגשת ההצעות למכרז נקבע לדצמבר 2005.

מערכות להסעת המונים

כ-511 מיליון ש"ח מהתקציב מיועדים לפיתוח תשתיות של מערכות להסעת המונים הן בירושלים והן במטרופולין תל אביב. במסגרת זו מבוצעות עבודות פינוי וקידום זמינות בתוואי המערכות.

252 מיליון ש"ח מיועדים למימון פעולות חברת נת"ע (נתיבי תחבורה עתידיים) לקידום המיזם בתל אביב ולפינויים בתוואי, ו-258 מיליון ש"ח מיועדים למימון עבודת צוות תכנית-אב ירושלים ולקידום פיזי של מיזם המערכת להסעת המונים בירושלים. ביולי 2001 התפרסם המכרז המפורט להקמת מיזם הרכבת הקלה בירושלים. בסוף שנת 2002 נחתם הסכם הפעלה עם הזכיין והוא צפוי להתחיל לפעול בסוף שנת 2008. המכרז להקמת מיזם הרכבת הקלה במטרופולין תל אביב התפרסם בשנת 2003, ובסוף שנת 2005 אמורות להתקבל הצעות המתמודדים. הזכייה במכרז אמורה להתפרסם עד מחצית 2006. הרכבת הקלה בתל אביב מתוכננת להתחיל לפעול בשנת 2013.

כבישים עירוניים

תקציב הכבישים העירוניים של משרד התחבורה לשנת 2006 מסתכם בכ-858 מיליון ש"ח והרשאה להתחייב בסך של כ-512 מיליון ש"ח. התקציב מיועד בעיקרו להשתתפות בהשקעה בפיתוח עורקים עירוניים ראשיים.

התקציב בשנת 2006 מיועד ברובו להאצת הקמתם ולהשלמתם של כבישים שביצועם החל בשנים האחרונות, ביניהם נתיבי איילון דרום, נתיבי איילון צפון ומספר מְחלָפים בתל אביב; דרך הקישון בחיפה; כביש הר הצופים וכביש מס' 9 בירושלים.

כבישים בין-עירוניים

ההצעה לתקציב הכולל של הכבישים הבין-עירוניים לשנת 2006 (כולל תחזוקת כבישים) מסתכמת בכ-1,929 מיליון ש"ח בהוצאה והרשאה להתחייב בסך של כ-1,863 מיליון ש"ח.

בכוונת הממשלה לאשר תכנית חומש בהיקף נרחב להשלמה ולשיפור של רשת הדרכים הבין-עירוניות בשנים 2010-2006. עוד החליטה הממשלה לקדם מספר מיזמים מרכזיים בשיתוף הסקטור הפרטי.

בשנת 2004 פורסם מכרז לביצוע מיזם כביש 431 בשיטת P.F.I - כביש רוחב ממודיעין עד ראשון לציון. מכרז זה כולל הצעה למימון, הקמה, תפעול ותחזוקה של הכביש תמורת מענק הקמה ותשלומים חצי שנתיים במשך תקופת ההתקשרות. בתום תקופה זו יוחזר הכביש למדינה ללא תשלום. בחודש יולי 2005 נחתם הסכם עם הזכיין הזוכה במכרז וכיום מתנהל מו"מ לסגירה פיננסית של המיזם. הצפי לגמר עבודות הזכיין הוא שנת 2008. כיום מבצעת חברת מע"צ קידום זמינות לכביש, הכולל העתקת תשתיות והפקעות.

בחודש יולי 2005 פורסם מכרז מיון מוקדם (PQ) לביצוע הקמה תפעול ותחזוקה של כביש 531, כביש רוחב

המחבר את כביש 6 (חוצה ישראל) דרך רעננה לאזור כפר שמריהו, יחד עם הקמת שלוחה חדשה לרכבת בקו כפר סבא-רעננה-הרצליה. הצפי לפרסום המכרז הוא שנת 2006. הקטע המזרחי של הכביש, בין כביש 6 לצומת רעננה דרום - בביצוע באמצעות חברת מע"צ.

בהמשך לאמור לעיל, תכנית הפיתוח של רשת הדרכים הבין-עירוניות, אשר באחריות חברת מע"צ, תתמקד בהמשך קידומם וסיומם של מיזמים, שהקמתם החלה בשנים 1996-2003. מיזמים אלו כוללים מֶחלָפים וגשרים בצמתים עמוסים והוספת נתיבים בכבישים צפופים שבהם רמת השירות אינה מספקת.

בין המיזמים העיקריים באזור המרכז ובירושלים נכללים: כביש מס' 412-שפירים-יהוד, מערכת מחלפים גנות-השבעה, כביש רוחב 531 (כפר סבא-כביש מס' 6), כביש מס' 471 (מכבית) ומחלף מסובים.

בין המיזמים העיקריים באזור הצפון: כביש מס' 60-העלייה לנצרת, כביש מס' 90-חוצה קריית שמונה, כביש מס' 90-צומת מחניים-קריית שמונה, כביש מס' 89-מעלות-צומת תפן וכביש מס' 77-צומת המוביל-צומת בית רימון.

בין המיזמים העיקריים באזור הדרום: כביש מס' 35- צומת ברכיה-צומת פלוגות והקמת כביש 31 בין רהט לאשל הנשיא.

התקציב מיועד גם לאחזקת כבישים בין-עירוניים. תחזוקת הכבישים תורמת לחיסכון בעלויות התפעול והזמן של המשתמשים בהם ולהפחתת מספרן של תאונות הדרכים. הפעולות העיקריות בתחום התחזוקה הן ריבוד ושיקום המיסעה, שיפור קטעים וצמתים מבחינה בטיחותית, תחזוקת גשרים ומחלפים וכן תחזוקת אמצעי תאורה ותמרורים.

כמו כן, התקציב מיועד לתכנון, קידום זמינות והפקעות ולפיתוח כבישים במגזרי המיעוטים.

כביש חוצה ישראל

הצעת התקציב כוללת סך של 540 מיליון ש"ח לחברת "כביש חוצה ישראל" בהוצאה ובכ-212 מיליון ש"ח בהרשאה להתחייב. סכום זה מיועד להמשך ביצוע קטעים 19-20 (מגדרה עד דרומית לקריית גת); השלמת מחלף עירון, פעילות בקטע 18, פיקוח על פעולות הזכיין, תשלום עבור הפקעת הקרקעות וכן מימון פעילות החברה.

בחודש אוגוסט 2002 נפתח לתנועה קטע הדרך הראשון - מנחשונים לצומת אייל, ובינואר 2004 נפתח לתנועה קטע הדרך מניצני עוז לעירון, ובכך נפתח הכביש כולו לתנועה.

בנוסף, הממשלה החליטה על הקמתו של קטע 18 לכביש חוצה ישראל המשתרע על פני 17 ק"מ בין עירון (בכביש מס' 65) לאליקים (בכביש מס' 70). קטע זה יאפשר לתנועה הבאה מהגליל ומטרופולין חיפה להגיע באמצעות כביש מס' 6-דרך כביש מס' 70-למרכז הארץ, ובכך תתקצר הדרך לערי המרכז, לירושלים ולדרום וכן גם בכוון מדרום לצפון.

במסגרת זו הוחלט, בנוגע לקטע 18, על הקמה במימון תקציבי של מחלף עירון צפון, מקטע דרומי (רגבים) ומחלף עין תות- חיבור לכביש 70. בימים אלו מתנהל מו"מ עם חברת "דרך ארץ" (זכיינית הקטע המרכזי של הכביש) לביצוע הקטע המרכזי של קטע 18 במימון חוץ תקציבי (לרבות ביצוע השלמות לקטעים בביצוע תקציבי).

תמיכות בתחבורה

התמיכה בתחבורה מסתכמת בכ- 2,998 מיליון ש"ח, מהם כ-1,729 מיליון ש"ח לתחבורה ציבורית באוטובוסים וכ-1,211 מיליון ש"ח לתשלום סובסידיה לרכבת. סכום של כ-1,405 מיליון ש"ח מיועד לסובסידיה ישירה להורדת תעריף הנסיעה לנוסעים בתחבורה הציבורית (אוטובוסים) ומתוכם: 869 מיליון ש"ח לסובסידיה שוטפת, ו-476 מיליון ש"ח למימון הנחות לקבוצות מסוימות באוכלוסייה (בעיקר לנוער ולאזרחים ותיקים בשיעור של 50%, ולמשפחות מעוטות יכולת בשיעור של 33%). בנוסף לאמור, סכום של כ-324 מיליון ש"ח מיועד לתמיכה ברכישת אוטובוסים לתחבורה הציבורית וסכום של 60 מיליון ש"ח - לאבטחת התחבורה הציבורית. 1,211 מיליון ש"ח מיועדים לתשלום סובסידיות לחברת הרכבת, במסגרת הסכמים עם החברה.

תמיכות נוספות ניתנות למימון הנחות לטיסות פנים ארציות עבור תושבי הארץ, לתמיכות בספנות הישראלית ולכיסוי גירעון ההפעלה של מסופי הגבול היבשתיים.

התקציב הרגיל

הצעת התקציב הרגיל של משרד התחבורה לשנת 2006 מסתכמת בכ-351 מיליון ש"ח בהוצאה נטו וב-61 מיליון ש"ח נוספים בהוצאה מותנית בהכנסה.

שינויים מבניים בתחבורה

התחרות בתחבורה הציבורית

בינואר 1997 החליטה הממשלה לפתוח את ענף התחבורה הציבורית לתחרות, באמצעות הקצאת רישיונות להפעלת קווי שירות בהליך תחרותי.

הממשלה והחברות "אגד", "דן" ו"שירותי תחבורה ציבורית - באר-שבע" הגיעו להסכמים המסדירים מספר נושאים כספיים ונוהלי עבודה הנגזרים ממהלכי התחרות שמיישמת הממשלה בענף התחבורה הציבורית. בין היתר הוסדרו נושא התחנות המרכזיות; השתתפות "אגד" ו"דן" בתחרות; אופן בחירת הקווים שיוצאו לתחרות; מנגנון התחשבנות לגבי הקווים הללו ועוד.

במהלך שנת 2000 פורסם מכרז להפעלת 5.5% מפעילות "אגד". הוא כלל כ-130 קווים באזורי צפת, נהריה, נתניה, חדרה, רמלה, קריית ספר וקווים בין-עירוניים בין באר שבע לתל אביב. כמו כן פרסם משרד התחבורה מכרז אחר בהיקף של 2.5% נוספים מפעילות חברת "אגד". בחודש יולי 2002 החליף מפעיל פרטי את חברת

"דן" בהפעלת 8% מהיקף פעילות החברה באזור בקעת אונו. בשנים 2005-2003 התפרסמו מכרזים בהיקף של כ-8% מפעילות קווי "דן" וכ-7.3% מפעילות "אגד", כמו גם מכרזים להפעלת קווי התחבורה הציבורית בבאר שבע ובאלעד. בשנת 2006 צפויים להתפרסם מכרזים בהיקף של כ-8% מקווי "דן" וכ-5% מקווי "אגד". בעקבות הוצאת הקווים באמצעות המכרזים הייתה ירידה ממוצעת של כ-35% בתעריפי הנסיעה, וכן ניכר שיפור משמעותי ברמת השירות ועלייה ניכרת במספר הנוסעים.

כחלק מהמדיניות לשיפור השירות בתחבורה הציבורית, החליטה הממשלה על הקמת מסלקה לסליקת כרטיסים משותפים ועל הפעלת אוטובוסים איכותיים המיועדים לתיירות בקווים בין-עירוניים של התחבורה הציבורית.

שינויים מבניים להשגת יעדי מדיניות הממשלה בתחום התחבורה האווירית

תשתיות לשינוע מטענים אוויריים

חברת ממ"ן מהווה כיום מונופול בתחום ניטול המטענים הלא חקלאיים המובלים בדרך האוויר, ולפיכך תעריפיה מפוקחים. בסוף שנת 1999 נחתם הסכם בין הממשלה לבין רשות שדות התעופה ובין חברת ממ"ן המסדיר בין היתר את פתיחת הענף לתחרות. הסכם זה אושר בוועדת השרים לכלכלה. בעקבות זאת פרסמה רשות שדות התעופה מכרז למפעיל נוסף שיקים ויפעיל מסוף מטענים בנתב"ג (מיון מוקדם). בחודש מאי 2002 פורסם המכרז המפורט, ותאגיד של חברות העוסקות בתחום המטענים נבחר להקים את מסוף המטענים הנוסף.

בעקבות עתירה של ארגון המשלחים לבג"צ בדרישה לאפשר פעילות שינוע מטענים אוויריים מחוץ לגבולות נתב"ג, הוקמה ועדה בין-משרדית, אשר בחנה היתכנות פעילות מעין זו. בחודש יולי 2004 הגישה הוועדה את המלצותיה, לפיהן אכן תתאפשר הקמת מסופי מטען מחוץ לנמל התעופה הן בהיבט המכסי, הן בהיבט הביטחוני והן בהיבט התפעולי.

על מנת לאפשר את כניסת המפעיל הנוסף, החליטו שרי התחבורה והאוצר כי פעילות מסופי מטען חיצוניים תותר החל ממחצית 2010 (חמש שנים ממועד החלטת שר התחבורה להעניק הגנת תעשיית ינוקא למפעיל הנוסף).

הגורם המרכזי בענף התעופה הישראלי הוא חברת אל-על. ממשלת ישראל החליטה להפריט את חברת אל-על במטרה להעניק לחברה את הכלים הדרושים לעמוד בתנאים העסקיים המשתנים. בסוף חודש יוני 2003 הונפקו מניותיה של אל-על בבורסה בתל אביב. הממשלה הקטינה את בעלותה בחברה החל מיום 1 בפברואר 2004 (עד מימוש כל האופציות המוחזקות כיום על ידי הציבור). כיום חברת אל-על היא חברה פרטית.

ערב הפרטת חברת אל-על החליטה הממשלה על קריטריונים להקצאת זכויות הטיס של המדינה בין המובילים הישראליים. כנגד מדיניות זו הוגשו עתירות לבג"צ על ידי חברות ארקיע וישראייר. בג"צ דחה את העתירות.

קידום התחרות בענף התעופה הבין-לאומי

כפועל יוצא של מדיניות הממשלה לעידוד התחרות בענף התעופה הבין-לאומי, החליטה הממשלה, במסגרת דיוני תקציב 2006, לפעול לשינוי חוק רישוי שירותי תעופה, התשכ"ג, 1963, באופן בו שר התחבורה, בבואו להפעיל את שיקוליו לעניין אישור רישיון או חידושו וכן לעניין קביעת תנאים ברישיון (לרבות תדירות הטיסות), יהיה מחויב לפעול בהתאם למטרה של עידוד תחרות בת קיימא בענף, לטובת רווחת ציבור המשתמשים (אזרחי מדינת ישראל ותיירים) ולתועלת המשק. כמו כן, בטרם יקבל השר את החלטותיו כאמור, יהיה עליו להתייעץ בנושא עם שר התיירות, וכן תובא בפניו עמדתה של ועדה מקצועית בין-משרדית.

פיתוח תשתיות תעופתיות

בחודש נובמבר 2004 הושלם פיתוח שלב א' של מיזם נתב"ג 2000 (טרמינל 3) בהשקעה כוללת של כ-800 מיליון דולר. הטרמינל ישרת בשלב הראשון כ-9 מיליון נוסעים מדי שנה, בתנאים טובים בהרבה מאלה הקיימים כיום. בשלב השני, עת יעלה מספר הנוסעים, צפוי להסתיים שלב ב' של המיזם, דבר שיאפשר מעבר של 16 מיליון נוסעים בשנה.

על פי החלטת המועצה הארצית לתכנון ובנייה, יש למצוא חלופה לבניית שדה תעופה משלים לנתב"ג, שיהיה ערוך לקליטת תנועה בין-לאומית שתעלה על 16 מיליון נוסעים בשנה. צוות התכנון איתר ארבעה אתרים אפשריים לשדה התעופה המשלים: במרכז הארץ - שדה תעופה בים, ובדרום הארץ - ציקלג א', ציקלג ב' ונבטים.

רישוי ורכב

שירותי הוראה לנהגים

במגמה להגביר את התחרות בתחום קורסי החובה לנהגים (קורס לנהיגה נכונה וקורס ריענון לנהג חדש) ואת רמת השירות הנהוגה בו, התפרסם מכרז להסמכת גופים נוספים להעברת קורסי הדרכה לנהגים באזור הדרום. גופים אלה החלו בפעילותם במהלך 2002. מכרזים למתן שירות באזור המרכז, בירושלים ובאזור הצפון התפרסמו בשנת 2005 והחלה פעילות במסגרתם.

ייבוא כלי רכב

כדי להסיר חסמים בענף ייבוא הרכב, החליטה הממשלה לבטל את החיוב בקיום יבואן בלעדי; לצמצם מגבלות על רמות מלאי חלפים; לבטל את החיוב להחזיק מוסך שירות מרכזי בבעלות היבואן; ולממש אפשרות הסדרת האחריות הניתנת לרכב ללא הטלת חובה להתקשר עם היצרן לשם כך. כמו כן החליטה הממשלה להתיר ייבוא חופשי של צמיגים העומדים בתקן, מבלי להתנות זאת בקיום קשר ישיר בין היבואן ליצרן. כיום נערכת הממשלה לביצוע שלב ב' של הליך פתיחת הענף לתחרות, לפיו יבוטל הצורך בקשר ישיר בין היבואן ליצרן, ובכך תגדל התחרות בין יבואני הרכב השונים.

רפורמה בתחום שירותי הרישוי

רשות הרישוי במשרד התחבורה מספקת כיום מגוון רחב של שירותים לציבור. בשנת 2002 פורסם מכרז להפעלת שירותי מענה קולי. השירות מספק מענה טלפוני לאזרח, ובכך משפר בצורה משמעותית את השירות הניתן לציבור. כמו כן, משרד התחבורה פרסם מכרז למיון מוקדם (P.Q) למתן שירותי רישוי שונים לאזרח (כגון תשלום אגרות, שינוי פרטי רישיון וכד') על ידי גורמים פרטיים במקום משרדי הרישוי. המכרז לביצוע הפעילות אמור להתפרסם בתחילת שנת 2006.

תקינת כלי רכב

הממשלה החליטה לאמץ את תקינת כלי הרכב האירופאית והאמריקנית בישראל. יישום החלטה זו צפוי להקל על ייבוא אישי של כלי רכב ולהוזיל עלויות של כלי רכב בישראל, שכיום נדרשים לעמוד בתקנים ייחודיים המחייבים התאמות ספציפיות בייצור והמייקרים את העלויות.

שינויים מבניים בתחום פיתוח תשתיות התחבורה

פיתוח תשתית הרכבות

רכבת ישראל מוזגה בשנת 1988 עם רשות הנמלים, ועל הרשות הוטלו משימות הכרוכות בתפעול, בפיתוח ובמימון הפעילות הרכבתית. ממחצית שנות התשעים החלה הממשלה לממן את תכניות הפיתוח של הרכבת וכן לשאת בנטל הסבסוד השוטף של פעילותה. בעקבות כך הואצה הפעילות, הן בהיבטים של פיתוח והן בהיקפי הפעילות.

בדצמבר 1996 החליטה הממשלה על הפרדת פעילות הרכבת מרשות הנמלים והרכבות והקמת חברת רכבת ממשלתית. מהלך זה נועד לאפשר את השגת מדיניות הממשלה להרחבת ההשקעות בתחום התחבורה המסילתית, באמצעות חברת רכבת המתנהלת באופן עצמאי, כדי לאפשר פיתוח מואץ של התשתית המסילתית. בחודש אוגוסט 1997 החליטה הממשלה על תיקון חקיקה שיסדיר את הפרדת הרכבת מרשות הנמלים והרכבות. הממשלה החליטה בהחלטה מס' 2308, מיום 30 ביולי 2002, להטיל על שר התחבורה ועל שר האוצר להגיש תיקון חקיקה שיסדיר את העברת פעילות הרכבת מרשות הנמלים והרכבות לחברה ממשלתית. במסגרת זו, בין היתר, תבוטלנה כל סמכויות רשות הנמלים והרכבות בענייני ההקמה וההפעלה של מסילות הברזל והרכבות. חוק רשות הנמלים והרכבת (תיקון מס' 11), התשס"ג-2002, שהתקבל בכנסת ב-29 בדצמבר 2002 יצר מסגרת חקיקתית למהלך האמור.

כיום, חברת "רכבת ישראל בע"מ" היא חברה ממשלתית בבעלות מלאה של המדינה, ומטרתה - הקמה ותפעול של רכבות בישראל. בין החברה לבין הממשלה הוסכם כי במהלך התקופה שבין 1 בינואר 2003 ל-31 בדצמבר 2008, תשקיע הממשלה באמצעות החברה סכום בהיקף של 20 מיליארד ש"ח בפיתוח רשת הרכבות.

מסגרת המקורות שיעמדו לרשות חברת "רכבת ישראל בע"מ" למימוש תכנית הפיתוח נחלקת להשקעה בהון, הלוואה ממשלתית וגיוס הון חיצוני, כמפורט להלן:

- סך של 11.1 מיליארד ש"ח כנגד הנפקת הון מניות למדינה על ידי החברה
- סך של 2.4 מיליארד ש"ח כהלוואות לחברה
- סובסידיה הונית לצורך פירעון הלוואות שתיטול החברה בתקופת ההסכם.

בתקופת ההסכם עתידה החברה לגייס הלוואות בסך של 6.5 מיליארד ש"ח.

שינוי מבני בנמלים

עד שנת 2005 הופעלו נמלי הים המסחריים בישראל על ידי רשות הנמלים, אשר הייתה תאגיד סטטוטורי שהוקם על פי חוק בשנת 1961. הרשות הייתה ממונה על כל ההיבטים המרכזיים בפעילות הנמלים: מימון

ופיתוח הנמלים, גיוס כוח אדם ומדיניות השכר, התעריפים המשולמים על ידי הלקוחות, פעילויות מסחריות והיבטים נוספים.

המבנה הריכוזי ותהליך קבלת ההחלטות הובילו לכך שלנמלים חסרה עצמאות, הן מבחינה כלכלית והן מבחינה מסחרית, ולכן לא התקיימה תחרות ממשית בין הנמלים השונים. להיעדר תחרות בין הנמלים יש השלכות שליליות כבדות על המשק בכלל ועל סחר החוץ הישראלי בפרט. בין ההשלכות השליליות ניתן לציין את העלויות הגבוהות המתבטאות בתעריפים גבוהים המשולמים על ידי המשתמשים, תפוקות נמוכות ביחס לנמלים אחרים, ניצול נמוך ולא יעיל של התשתיות, המתנת אניות ושיבושים תכופים בפעילות הנמלים.

ארגון הפעילות בנמלים במסגרת רשות מרכזית נעשה במבנה ארגוני שאינו מקובל עוד בעולם. בעשור האחרון נעשו שינויים מבניים ברבים מהנמלים בעולם, ועיקרם - מתן עצמאות כלכלית ומסחרית לכל נמל. שינויים אלה הביאו לעלייה ניכרת בתפוקות; לירידה משמעותית בעלויות למשתמשים; ולשיפור ניכר ברמת השירות.

ב-15 בספטמבר 2003 קיבלה ממשלת ישראל החלטה על שינוי מבני בנמלים ועיקריה הם: הפיכת הנמלים השונים לחברות ממשלתיות עצמאיות; הקמת חברה ממשלתית לנכסים, שתחכיר את הנכסים לחברות הנמלים השונות ותהיה אחראית לפיתוח עתידי של הנמלים; וכן הקמת רשות נמלים וספנות ממשלתית בתוך משרד התחבורה, שתופקד על תכנון ארוך טווח של ענף הנמלים ותפעל כרגולטור להסדרת פעילות יעילה ותחרותית של הנמלים. חברות הנמלים השונות תתפעלנה את הנמלים בעצמאות מלאה, וכן תהיינה רשאיות לקבוע את תעריפי השירותים השונים למשתמשים (זאת בכפוף למחירים מרביים שייקבעו על ידי הממשלה). במודל המוצע יהיו לחברות הנמלים השונות תמריצים מובנים להגדלת הפעילות, הן מול שאר הנמלים בישראל והן בתחרות מול הנמלים באזור, מחוץ לישראל. במסגרת השינוי המבני ייערך גם שינוי במבנה התעריפים של הנמלים, כך שהתעריפים יהיו תעריפי מקסימום, המבוססים על תמחיר עלות השירותים.

בעקבות החלטת הממשלה חוקק ביולי 2004 חוק רשות הספנות והנמלים, התשס"ד-2004, אשר קבע את מועד פירוק רשות הנמלים ופיצולה ל-17 בפברואר 2005. לאחר סכסוך עבודה קשה בנמלים, שפרץ בעקבות חקיקת החוק, החל משא ומתן בין הממשלה והנהלת רשות הנמלים לבין ההסתדרות והוועדים של עובדי הנמלים, במטרה לוודא כי יישום הרפורמה והמעבר למבנה החברות החדש ייעשה בהסכמה.

המשא ומתן, כאמור, התנהל במהלך המחצית השנייה של שנת 2004 ובתחילת שנת 2005. בסמוך למועד שנקבע לכניסתו לתוקף של החוק, נחתם הסכם עם ההסתדרות החדשה, נציגת העובדים, המסדיר את זכויות עובדי הנמלים. עם חתימת ההסכם נתנו העובדים את הסכמתם למעבר לחברות הממשלתיות החדשות, לפעילות נמלית של מספנות ישראל ולהפרטה מדורגת של הנמלים עם אפשרות להפרטתן המלאה בעתיד, תוך התחייבות לשקט תעשייתי למשך חמש שנים.

בתחילת שנת 2006 עתיד להיכנס לתוקפו מבנה תעריפים חדש לשירותים הנמליים. מבנה התעריפים החדש יתבסס על עלויות השירותים הניתנים בנמלים, ומטרתו למנוע סבסוד צולב הן בין המשתמשים השונים והן בין השירותים השונים הניתנים בנמל. רפורמה זו בתעריפי הנמלים עתידה לתת מענה הולם לעיוותים השונים הנגרמים משיטת התעריפים הנוכחית.

פעילות עצמאית של הנמלים, ניתוק הקשר ביניהם לבין רשות מרכזית ומתן כלים פיננסיים מסחריים ותשתיתיים לנמלים, יאפשרו תחרות הולכת וגוברת בין הנמלים שתתבטא בשיפור רמת השירות והוזלת עלויות כוללות למשתמשים.

מע"צ - החברה הלאומית לדרכים בע"מ

בהחלטת ממשלה מס' 779, מיום 15 בספטמבר 2003, נקבע כי יש לסגור את מחלקת עבודות ציבוריות (מע"צ) על מחוזותיה עד ליום 31 בדצמבר 2003. פעילותה של מע"צ תועבר לחברה ממשלתית חדשה בבעלות מלאה של המדינה. החברה תפעל במתכונת של חברת ניהול והיא תעסוק בתכנון, פיתוח, הקמה ואחזקה של דרכים בין-עירוניות בדרך של מיקור חוץ.

יצוין כי החלטת ממשלה זו באה בעקבות עבודתו של צוות בין-משרדי בהשתתפות נציגי משרד האוצר והתחבורה. מסקנותיו היו בין היתר כי המבנה הארגוני של יחידת הסמך אינו מאפשר לה לבצע את פעילות הפיתוח והאחזקה של רשת הדרכים הבין-עירונית באופן יעיל בכלל, ובתנאי השוק הקיימים בפרט, וכי יש מקום לבצע שינוי בדרך פעולתה של מע"צ, באופן שזו תשמש כיחידת מטה בלבד שתפקח על ביצוע העבודות השונות בידי גורמי חוץ.

ביום 5 בנובמבר 2003 נרשמה חברת מע"צ – החברה הלאומית לדרכים בישראל בע"מ ברשם החברות כחברה ממשלתית בבעלות מלאה של מדינת ישראל וחל עליה חוק החברות הממשלתיות, התשל"ה-1975.

מטרות החברה כפי שנמנו בהחלטת הממשלה הן:

- תכנון, פיתוח, אחזקה וניהול תנועה של כל רשת הכבישים הבין-עירונית, בין היתר בדרך של מיקור חוץ עבור המדינה.
- ניהול הביצוע, הפיקוח והבקרה על רשת הקמת הכבישים הבין-עירונית בארץ לאורך שלבי הביצוע השונים.
- ניהול הטיפול בכל הכרוך בהפקעות, לרבות ניהול ביצוע הפינויים ותפיסת חזקה בקרקע מופקעת.
- פעילות בהתאם להחלטות הממשלה והנחיות שר התחבורה במגמה לשפר את רמת השירות לנוסע וקיום תקני בטיחות.

בהתאם לכך נחתם ביום 15 ביולי 2004, הסכם תפעול ומימון בין מדינת ישראל לבין מע"צ – החברה הלאומית לדרכים בישראל בע"מ. הסכם זה מיישם את החלטת הממשלה ומבטא את ההסכמות בין הממשלה לבין החברה לעניין תפקידי החברה, התחייבויותיה ואופן פעילותה, ולעניין השקעת הממשלה בחברה והמימון שתיתן הממשלה לחברה, בתקופת ההסכם שנקבע לשנים 2005–2009, לצורך פיתוח רשת הכבישים הבין-עירונית בהתאם לתכנית הפיתוח שתקבע.

בהתאם להסכם זה, הממשלה תעמיד לחברה מסגרת תקציבית כוללת לניצול בתקופת ההסכם, למימון, יישום וביצוע פיתוח כבישים בין-עירוניים ואחזקתם ולמימון פעילות החברה השוטפת. בשנת 2006 תעמוד המסגרת התקציבית של החברה על סך של 1,929 מיליון ש"ח. סכום זה הוא חלק מתקציב רב-שנתי עבור תכנית רב שנתית לחברת מע"צ. היקפה התקציבי של התכנית טרם נקבע במדויק, אך סכום זה יועמד על לפחות כ-19 מיליארד ש"ח.

ביום 18 באוגוסט 2004 נחתם הסכם להעברת נכסים ופעילות בין מדינת ישראל לבין מע"צ - החברה הלאומית לדרכים בישראל בע"מ. הסכם זה מסדיר את העקרונות להעברת פעילות מע"צ ונכסי מע"צ לחברה, כמתחייב מהחלטת הממשלה המתוארת לעיל.

הסכם המסדיר את נושא מקרקעי הדרכים צפוי להיחתם עד סוף שנת 2005.

ביום 7 ביולי 2005 נחתם בין מדינת ישראל, החברה הלאומית לדרכים בישראל בע"מ והסתדרות העובדים הכללית החדשה הסכם קיבוצי מיוחד בעניין תנאי הפרישה ותנאי המעבר של עובדי מע"צ הישנה (יחידת הסמך במשרד התחבורה) לחברה הלאומית לדרכים בישראל בע"מ. עם קליטת העובדים תשלים החברה את תהליך השינוי המבני שאותו היא מובילה, בכל הנוגע לניהול התכנון והביצוע של מיזמים, לרבות מעבר לעבודה במיקור חוץ, תוך הבטחת איכות התכנון והביצוע ותוך שימת דגש מיוחד על תחום הבטיחות.

בתחום האחזקה תשלים החברה שינוי מבני שעיקרו מעבר לעבודה מלאה במיקור חוץ, לרבות ניהול ופיקוח ושימת דגש על הבטחת איכות ובטיחות. כמו כן פועלת החברה לשיתוף המגזר הפרטי בתחום האחזקה.

משרד התקשורת

הצעת תקציב משרד התקשורת לשנת 2006 מסתכמת בכ-46 מיליון ש"ח.

ענף התקשורת הוא אחד הגורמים המשפיעים ביותר על כלכלת המשקים המערביים בשנים האחרונות. תשתית תקשורת מתקדמת ושירותי תקשורת מגוונים בפריסה גיאוגרפית רחבה הם תנאי הכרחי להבטחת כושר התחרות של המשק הישראלי בעולם ולשיפור רמת הרווחה של תושבי המדינה. ענף התקשורת מהווה כ-6% מהתוצר, ומשקלו במדד המחירים לצרכן מסתכם בכ-4%.

למרות המשבר הכלכלי במדינת ישראל, המשיך ענף התקשורת לצמוח גם בשנתיים האחרונות: כ-5% בשנת 2003 וכ-7% בשנת 2004. המנועים העיקריים לצמיחת הענף הם תחום הסלולר, תחום האינטרנט ותחום שידורי הטלוויזיה הרב-ערוצית. על רקע שיעור הצמיחה של המשק כולו בשנים אלו (כ-1.3% בשנת 2003 וכ-4.3% בשנת 2004) מהווה צמיחת הענף עדות לחוסנו ולהשפעתו החיובית על צמיחת המשק בכללותו.

משרד התקשורת

משרד התקשורת משמש גוף מטה האחראי להסדרת הענף ולפיקוח על החברות הפועלות בו. המשרד אחראי ליישום מדיניות התקשורת של הממשלה ולקביעת כללי הפעולה המתאימים בתחומים השונים של הענף, בהתאם לשינויים התכופים החלים בו. מאחר שבאופיו הוא משרד מטה, מיועד רוב תקציבו למימון שכר, להוצאות תפעול שוטפות, לרכישת שירותי ייעוץ, לעריכת מחקרים וסקרים ולרכישת ציוד המייעל ומשפר את יכולת הפעולה והפיקוח של המשרד. בחודש אוגוסט 2005 קיבלה הממשלה החלטה בדבר הקמת "רשות לאומית לתקשורת", בדומה למתכונת הרגולטורית הנהוגה לעניין זה במדינות מערביות רבות. על פי החלטה זו, אשר מאמצת למעשה החלטת ממשלה קודמת בנושא מחודש ינואר 2003, תפעל רשות זו במקום משרד התקשורת, המועצה לשידורי כבלים ולשידורי לווין ומועצת הרשות השנייה לטלוויזיה ורדיו. לרשות, אשר תוקם כרשות פנים ממשלתית מאוחדת, תוקנה עצמאות לצורך מילוי תפקידיה והפעלת סמכויותיה, ובאחריותה יהיה להסדיר הן את תחום הבזק והן את תחום השידורים.

בשנת 2006, משרד התקשורת מתכוון להפנות משאבים ולפעול לקידום התחרות בשוק הטלפוניה הפנים ארצית הנייחת; לפעול להרחבת התחרות, להסרת חסמי כניסה של מפעילים ולביטול חסמי מעבר של לקוחות בין מפעילים בתחום הסלולר; לפעול להמשך התבססות התחרות בתחום שידורי הטלוויזיה הרב ערוצית ובתחום שידורי הטלוויזיה המסחריים; לקדם את תחילת התחרות בתחום שידורי הרדיו הארצי באמצעות הפצת השידורים בטכנולוגיה דיגיטאלית; ולהסדיר כללי תחרות ומודל תעריפים בתחום הדואר, בד בבד עם הפיכת רשות הדואר לחברה ממשלתית.

תחום שירותי הבזק הפנים ארציים הנייחים

במסגרת קידום התחרות בתחום שירותי הבזק הנייחים, בכוונת גורמי ההסדרה לעודד כניסתם של מפעילים נוספים לתחום. בהתאם לכך הוענק לשותפות המפ"א (מפעיל פנים ארצי) של חברות הכבלים ("הוט" "טלקום") רישיון לאספקת שירותי טלפוניה, והחל מחודש נובמבר 2004 החלה השותפות באספקת שירותים כאמור.

במסגרת התכנית הכלכלית לשנת 2003, תוקן חוק התקשורת באופן המסמיך את שר התקשורת להעניק רישיון כללי ייחודי לאספקת שירותי טלפוניה נייחת (ללא חובת אזורי ביקוש). במהלך התקופה הקרובה צפוי כי תושלם מדיניות המשרד לאספקת שירותי קול באמצעות תשתית גישה רחבת פס (Voice Over Broadband) ולאחריה צפוי כי יוגשו בקשות לקבלת רישיון כללי ייחודי והמשרד יפעל להענקתם, כדי לאפשר כניסתם של גורמים נוספים לפעילות בתחום.

המשרד יפעל ליישום השירות של ניידות המספרים, כך שיתאפשר לצרכן לשמור על מספר הטלפון שהוקצה לו גם כאשר הפך להיות מנוי של בעל רישיון אחר באותו אזור חיוג, לעניין אותו סוג של שירות בזק, החל מה-1 בספטמבר 2006, כמתחייב מהחוק.

מהלך נוסף אשר נעשה במטרה להביא למיקוד תפקידה של הממשלה בענף התקשורת כגורם מפקח ומסדיר בלבד הוא מכירת אחזקות המדינה בחברת בזק. המהלך צפוי להסתיים בעת הקרובה. בעקבות המכרז למכירת האחזקות האמורות צפוי היקף אחזקות המדינה בחברה להסתכם בכ-11% בלבד, ועשוי להוסיף ולקטון לכדי 1% בלבד, במידה שהזוכה במכרז יממש את האופציה שניתנה לו לרכישה של 10% נוספים ממניות החברה. המהלך האמור יפתור את הקושי והניגוד המובנים במצב הקיים, לפיו הממשלה היא בעלת האחזקות העיקרית בגוף התקשורת החזק בענף ובה בעת מסדירה את הפעילות בו וכך תורמת לקידום התחרות.

תחום הסלולר

בתחום התקשורת הניידת צפוי כי תדרי הדור השני והשלישי יאפשרו את המשך צמיחתו של תחום הרט"ן, את הגידול במספר המנויים ואת האצת פיתוחם של שירותי דור שלישי מתקדמים לצרכנים. בימים אלו מתבצעת השקת שירותי דור שלישי מתקדמים, המאפשרים למנוי לקיים שיחות וידאו, לגלוש באופן מהיר באינטרנט, להוריד תכנים מגוונים, לקבל עדכוני תנועה ועוד.

במהלך השנה הקרובה יטפלו גורמי ההסדרה במספר סוגיות בעלות חשיבות צרכנית רבה בתחום, ביניהן:

- **ניידות מספרים** – יישום השירות של ניידות מספרים בתחום שירותי הרט"ן החל מה-1 בספטמבר 2006;

- **מבנה התעריפים** – טיפול במבנה התעריפים הדו- שלבי הנהוג בשוק, תוך בחינת האפשרות כי יונהג, באופן שיחייב את המפעילים לתמחר את השירות על בסיס מבנה תעריפים אחיד וכולל: מחיר שיחה פנים – רשתית יהיה זהה למחיר שיחה מרשת רט"ן לרשת אחרת ויכלול גם את מרכיב קישור הגומלין. למבנה התעריפים נודעת השפעה רבה על רמת השקיפות ובהירות התעריפים לצרכן, על התפתחות התחרות בענף ועל בזבוז מקורות ברמת המשק.

- **ציוד הקצה** - הגברת התחרות בתחום מכשירי הקצה, תוך התייחסות למקטע הייבוא, באמצעות מהלך של ליברליזציה לעניין הליך מתן אישור סוג להפעלת ציוד קצה רט"ן ולמקטע השיווק, במטרה להגביר את התחרות בתחום ציוד הקצה בפרט ובתחום הרט"ן בכלל, מתחייבת התייחסות להסדרים הנהוגים כיום בשוק בעניין ציוד הקצה (ובכלל זה סבסוד המכשירים ומשך תקופת ההתקשרות).

- **הסדר נדידה** - תיערך בחינה של עלות השימוש הגבוהה בטלפון הסלולארי בעת שהות המנוי בחו"ל (עלויות נדידה), ובמידת הצורך תישקל אפשרות להתערבות מצד גורמי ההסדרה.

תחום התקשורת הבין-לאומית

החל מחודש מאי 2004, בהתבסס על המלצת ועדת קרול ועל החלטת ממשלה בנושא, הוענקו שלושה רישיונות נוספים לאספקת שירותי תקשורת בין-לאומיים לחברות "אינטרנט זהב", "אקספון" ו"נטויז'ן". הדבר נעשה כשלב נוסף להרחבת התחרות בתחום שבו פעלו עד כה שלושה בעלי רישיון בלבד: "בזק בינלאומי", "ברק" ו"קווי זהב". כניסתן של חברות נוספות לפעילות במהלך השנה החולפת הביאה להאצת התחרות בתחום תוך הצעת תעריפים אטרקטיביים ומופחתים לציבור, בדגש על משקי הבית.

התחרות בתחום שירותי האינטרנט

עד לשנת 2002, פעלה בתחום שירותי הגישה רחבת הפס לאינטרנט חברת בזק (מודם ADSL), כמונופול יחיד, כך שהשוק התאפיין ברמת מחירים גבוהה וברמת ביקושים נמוכה יחסית. בחודש מארס 2002, ניתן לחברות הכבלים רישיון לספק שירותי גישה רחבת פס לאינטרנט, ובכך למעשה הפכה תשתית הכבלים לתשתית תקשורת המתחרה בתשתית הבזק. כתוצאה מכך, שיעור חדירת האינטרנט המהיר למשקי הבית בישראל גדל מכ-4% בשנת 2002 לכ-55% בחודש מאי 2005, תוך ירידה של עשרות אחוזים במחיר לצרכן (כ-40–50 ש"ח לחודש, נכון ליולי 2005). בכך משתלבת ישראל בכלכלת האינטרנט העולמית, השתלבות המהווה מפתח לקידום המשק הישראלי.

תחום השידורים הרב ערוציים למנויים

על מנת לפתח תחרות בתחום שנשלט עד שנת 2000 על ידי מונופול הכבלים, החליטה הממשלה להעניק רישיונות לשידורי טלוויזיה ממוענים באמצעות לוויין (DBS). בהתאם לכך החלה חברת הלוויין "yes" לפעול בחודש יולי 2000. בנוסף, בשנים 2002 ו-2003, החלו בשידוריהם שני ערוצים ייעודיים - הערוץ הייעודי בשפה הרוסית וערוץ המוזיקה - מתוך חמישה ערוצים עליהם החליטה הממשלה, מכרז לערוץ ייעודי נוסף - ערוץ מורשת, פורסם בחודש דצמבר 2004 ושידוריו צפויים להתחיל במהלך שנת 2006. רישיונו של ערוץ החדשות הייעודי נשלל במהלך שנת 2004, עוד בטרם החל בשידוריו, עקב הפרה של תנאי הרישיון. כמו כן פועלים במסגרת התחום שני ערוצים נוספים: בעל רישיון מיוחד המפעיל את ערוץ טבע הדברים וערוץ הכנסת (ערוץ 99). במהלך החודשים הקרובים צפויה המועצה לפרסם מכרז לבחירת בעל רישיון קבוע להפעלתו.

תחום שידורי הטלוויזיה המסחרית

על מנת לקדם תחרות בתחום השידורים המסחריים, בו פעל עד שנת 2002 שחקן יחיד כמונופול, החליטה הממשלה בחודש אוגוסט 1999, להרחיב את התחרות בשוק שידורי הטלוויזיה המסחריים, תוך תיקון חוק הרשות השנייה. בעקבות זאת התפרסם מכרז לערוץ מסחרי נוסף.

בתחילת שנת 2002 החל הערוץ החדש (ערוץ 10) בשידוריו, וכתוצאה מכך מתקיימת תחרות בתחום. על אף היותה תחרות בין שני שחקנים בלבד (בין היתר בשל מגבלת התדרים הקיימת בעולם השידור האנלוגי), פירותיה ניכרים בין השאר בירידה במחירי הפרסום ובגידול המשמעותי בהשקעות ביצירה ישראלית.

בנוסף, במהלך שנת 2005 נבחרו על ידי מועצת הרשות השנייה שני זכיינים להפעלת הערוץ השני החל מחודש נובמבר 2005, למשך תקופה של 10 שנים.

איחוד מערכי ההפצה של ערוצי הטלוויזיה הפתוחים

בהתאם להחלטת הממשלה מיום 9 באוגוסט 2005, יופצו, החל מחודש ינואר 2007, שידורי הטלוויזיה של רשות השידור (ערוץ 1 וערוץ 3), של זכייני הרשות השנייה (ערוץ 2 וערוץ 10) ושל ערוץ הכנסת באמצעות מערך הפצה מאוחד, הנשען על מערך משדרים קרקעי בטכנולוגיה דיגיטאלית ומגובה במערך לוויני דיגיטאלי. לשם ביצוע המהלך מינתה הממשלה ועדת מכרזים אשר חברים בה נציגי משרד התקשורת, משרד האוצר, הרשות השנייה לטלוויזיה ורדיו ורשות השידור, לבחירת הגורם אשר יתכנן, יקים ויפעיל את מערך ההפצה האמור.

תחום שידורי הרדיו האזורי והארצי

תחום שידורי הרדיו הארציים בישראל נשלט ע"י שני גופים ממלכתיים - רשות השידור וגלי צה"ל, המפעילים את כל תחנות הרדיו הארציות במדינת ישראל. בתחום הרדיו האזורי פועלות 14 תחנות, במסגרת זיכיונות לשידורים אזוריים שהוענקו מכוח חוק הרשות השנייה לטלוויזיה ורדיו.

במטרה להרחיב את חופש הבחירה של צרכן הרדיו, לגוון את היצע שידורי הרדיו המוצעים לו ולשפר את איכות הקליטה של שידורי הרדיו, החליטה הממשלה ביום 15 באוגוסט 2004, על ביצוע רפורמה בתחום. לפי הרפורמה יגדל היצע שידורי הרדיו הארציים באמצעות שני צעדים משולבים: מתן אפשרות למספר בעלי זיכיון אזורי לשידורי רדיו להתאגד לתאגיד אחד; והסדרת התשתית שתאפשר שידורי רדיו דיגיטאליים, בין בהפצה קרקעית ובין בהפצה באמצעות הלוויין. ההערכה היא כי כבר במהלך שנת 2006 יתאפשר לגורמים המעוניינים בכך לשדר שידורי רדיו דיגיטאליים בהפצה לוויינית. שידורי רדיו דיגיטאליים באמצעות המערך הקרקעי יתאפשרו בתחילת שנת 2007, לאחר שתוקם התשתית הקרקעית להפצתם, באמצעות גורם עסקי שייבחר על ידי ועדת מכרזים בין-משרדית שהחלה בפעילותה במהלך שנת 2005. יישום הרפורמה צפוי לאפשר את כניסתן של עשרות תחנות רדיו חדשות לתחום הרדיו הארצי לרווחת הצרכן והמשק כולו.

תחום הדואר

מדיניות הממשלה בענף היא לאפשר תחרות במתן שירותים בתחום הדואר, תוך שמירה על המשך יכולתה של רשות הדואר לספק שירותים בפריסה כלל ארצית (השירות האוניברסלי).

בהתאם למדיניות זו הותר במהלך שנת 2003 לגופים נוספים, זולת רשות הדואר, לפעול בתחומים נוספים בענף, שהיו עד לאותה עת שמורים לרשות הדואר. במסגרת ההיתר נכללים שירותים בעלי אופי של דואר שליחים, דואר מהיר, דואר רשום ודואר בין-לאומי, הפתוחים לתחרות מלאה.

בנוסף החליטה הממשלה ביום 15 בספטמבר 2003, על ביצוע רפורמה בענף. הרפורמה אשר זכתה לאישור הכנסת נשענת על שתי אבני יסוד: האחת – פתיחה של תחום הדואר, השמור כיום לפעילות רשות הדואר בלבד, לתחרות באופן מדורג החל מחודש ינואר 2006, תוך הבטחת המשך קיומו של השירות האוניברסאלי; השנייה – תיאגוד רשות הדואר, הפועלת כיום כתאגיד סטטוטורי, כחברה ממשלתית, במטרה להקנות לה כלים לשיפור ביצועיה, בין היתר על רקע המהלך לקידום התחרות. ההליכים הקשורים בהקמת חברת הדואר נמצאים בעיצומם, וההערכה היא כי במהלך החודשים הקרובים תתחיל פעילותה של החברה.

בנוסף וכחלק מהמהלך הכולל של הקמת חברת הדואר ופתיחת התחום לתחרות, נדרש הרגולטור לבצע בשנה הקרובה עבודה מעמיקה בנושא התעריפים בתחום. לשם כך מונתה ועדת תעריפים בין-משרדית בהשתתפות נציגי הציבור.

בנק הדואר

בנק הדואר הוא גוף בנקאי של המדינה והוא פועל במסגרת משרד התקשורת. פעילותו נשענת על חוק בנק הדואר. הבנק מקיים את שירותיו באמצעות רשות הדואר ויחסיהם מוסדרים בהסכם תפעול. במסגרת החלטת הממשלה האמורה ותיקון החוק שהתבצע בעקבותיה, נקבע כי עם הקמת חברת הדואר הממשלתית יבוטל קיומו הסטטוטורי של בנק הדואר ופעילותו תמוזג עם פעילות חברת הדואר שתוקם.

משרד התשתיות הלאומיות

הצעת תקציב משרד התשתיות הלאומיות ומשק המים לשנת 2006 מסתכמת בכ־1,462 מיליון ש"ח, מזה משרד התשתיות הלאומיות (סעיף 34) כ־150 מליון ש"ח; פיתוח משק המים (סעיף 73) כ־448 מיליון ש"ח וכ־522 מיליון ש"ח בהרשאה להתחייב; תאגידים עירוניים למים וביוב (סעיף 58) כ־25 מיליון ש"ח וכ־364 מיליון ש"ח בהרשאה להתחייב; תמיכות במחירי המים (סעיף 32) כ־728 מיליון ש"ח והוצאות משק הדלק (סעיף 32) כ־110 מיליון ש"ח.

משרד התשתיות הלאומיות אחראי על נושאי האנרגיה, משאבי הטבע ומשק המים.

נושאים מרכזיים בתחום האנרגיה

משק החשמל

מבנה ענפי תומך תחרות

במהלך 2003, בעקבות המלצות הוועדה הבין–משרדית לשינויים מבניים במשק החשמל, אושר תיקון לחוק משק החשמל, אשר לפיו תופרדנה פעילויות חברת החשמל במקטעים השונים: ייצור, הולכה וחלוקה. בהתאם לתיקון החוק, לאחר שנת 2012, לא יוכל בעל רישיון ייצור או חלוקה להחזיק ברישיון הולכה, ביותר מ־30% מהיקף כושר היצור במשק, וכן לא יוכל אדם להחזיק ביותר מ־20% מהיקף החלוקה במשק. עוד קובע החוק כי עד שנת 2012 מגבלות האחזקה יהיו 40% ו־30% בהתאמה.

רגולציה במשק החשמל

בהתאם להחלטת הממשלה מס' 2438, מיום 15 באוגוסט 2004, תוקן חוק משק החשמל, כך שמתן רישיונות לפועלים במשק החשמל ירוכז ברשות לשירותים ציבוריים - חשמל, והרישיונות ייכנסו לתוקפם בכפוף לחתימת שר התשתיות הלאומיות, אשר ימשיך לקבוע הוראות מדיניות במשק החשמל.

מקטע החלוקה במשק החשמל

בהתאם להחלטות הממשלה מספר 4156, מיום 12 באוגוסט 8199, ומספר 125, מיום 22 באוגוסט 1999, יפעל משרד התשתיות הלאומיות לשילוב המגזר העסקי במקטע החלוקה במשק החשמל. השילוב ייעשה תוך הסדרת הפעילות האמורה בהתאם לחוק משק החשמל, ובכלל זה הגדרת יחסי הגומלין בין הגורמים שיפעלו בתחום, לרבות יחסי הגומלין עם חברות הייצור וחברת ההולכה, ותנאי פעילותם ושירותי החלוקה וההספקה שיינתנו לצרכנים. בהתאם לכך צפוי משרד התשתיות הלאומיות לפרסם במהלך שנת 2006 כללים לכניסת חברות חלוקה פרטיות למשק החשמל.

משק הדלק

בשנת 2006 יתמקד המשרד ביישום שינויים מבניים במשק הדלק ובהשלמת מספר מהלכים הקשורים להסדרת משק הדלק והגופים הפועלים בו:

ענף הזיקוק - בהתאם להחלטת הממשלה מספר 787, מיום 15 בספטמבר 2003 הוקם צוות בין - משרדי, אשר בחן את מכלול הסוגיות הכרוכות בפיצול בתי הזיקוק, לרבות ההסכם עם החברה לישראל ובז"ן, והגיש המלצות בנוגע לדרך המתאימה לביצוע הפיצול וההפרטה. בעקבות המלצות הצוות קיבלה הממשלה החלטה על פיצול והפרטת בתי הזיקוק.

על פי ההחלטה יימכר תחילה בית הזיקוק באשדוד כפעילות או במכירה פרטית, תוך הבטחת המשך הפעלתו כבית זיקוק במשך עשר שנים לפחות. החלטת הממשלה מתווה גם את עקרונות הרגולציה במשק הדלק לאחר הפיצול וההפרטה, אשר לפיהם יתאפשר, בין השאר, מיזוג בין בית זיקוק לחברות שיווק דלקים במגבלות הקשורות למידת הריכוזיות במשק, וכן יוסר הפיקוח על מחיריהם של תזקיקים שבשווקים שלהם מתקיימת תחרות בין שני בתי הזיקוק בארץ ובינם לבין התזקיקים המיובאים.

בספטמבר 2005, אישרה הממשלה סופית את הליך הפיצול וההפרטה של בתי הזיקוק. במסגרת זו אישרה הממשלה לשר האוצר לרכוש מהחברה לישראל את מניות בתי הזיקוק שהיו בבעלותה (26%). שווי העסקה שאושרה על ידי הממשלה עומד על כ-120 מיליון דולר (שהם פחות מ-20% מערך החברה על סמך שוויה המוערך כיום).

ענף התשתיות במשק הדלק - חברת "פי גלילות" הינה חברת תשתית המספקת שירותי אחסון וניפוק של מוצרי דלק. לחברה מספר מתקנים ברחבי הארץ. הבעלות על חברת "פי גלילות" משותפת לחברת "תש"ן" (חברה ממשלתית) ולשלוש חברות הדלק - "פז", "סונול" ו"דלק". מניות תש"ן הועברו למדינה בשנת 2005.

לאחר החלת הרפורמה במקטע שיווק הדלק בשנת 1988, שעיקרה הפסקת הניהול הריכוזי של משק הדלק על ידי הממשלה, ועם התפתחות התחרות במקטע השיווק, תוך כניסת חברות שיווק נוספות למשק הדלק, החלה ההחזקה המשותפת של חברות הדלק בחברה להוות מכשול להאצת התחרות, במיוחד לאור מעמדה של "פי גלילות" במקטע הניפוק (החברה פעלה עד לאחרונה כמונופול בתחום הניפוק, וגם כיום היא מרכזת חלק ניכר מפעילות הניפוק במשק).

לאור זאת, משרד התשתיות ומשרד האוצר פועלים להגיע להסכמה עם חברות הדלק על מכירת הפעילות בשלושת מתקני החברה: אשדוד, ירושלים ובאר שבע, תוך חלוקת נכסי המקרקעין של החברה במתקן המושבת בהרצליה בין בעלי המניות.

שיפור איכות הדלקים לתועלת איכות הסביבה - בהתאם לשינוי שבוצע בצו הפעלת רכב בשנת 2003, נכנס בחודש ינואר 2004 לתוקפו תקן מחייב חדש לסולר תחבורה. התקן זהה לתקן "יורו 4" עבור סולר, האמור להיכנס לתוקף במדינות האיחוד האירופי בינואר 2005. על פי התקן, כמות הגופרית המקסימלית בסולר עומדת על 50 חלקי מיליון (חל"מ). משנת 2004 משווק לתחבורה רק סולר דל גפרית.

הוחל בהיערכות לקראת הטמעה עתידית של סולר לתחבורה 10 PPM גופרית. תאריך היעד של מוצר זה נקבע בדירקטיבה האירופית לשנת 2008.

שינוי תמ"א 18 (תחנות תידלוק זעירות) - לקראת סוף שנת 2005 צפוי להיות מושלם תיקון לתמ"א 18,

המאפשר הקמת תחנות תדלוק זעירות. התיקון לתמ"א, שהינו בעל משמעות רבה לצורך קידום התחרות במקטע שיווק הדלק, אושר במועצה הארצית לתכנון ובנייה והועבר להערות לוועדות התכנון המחוזיות. תחנות התדלוק הזעירות תוכלנה לשרת בו זמנית עד ארבעה כלי רכב במשקל של עד 4 טון, ותהיינה פטורות מחובת מכירת שמנים ומהתקנת מתקנים נלווים, כגון עמדת אוויר, מים ושירותים ציבוריים. חשיבותן של תחנות אלו היא ביכולתן להגדיל משמעותית את מספר תחנות התדלוק ברחבי הארץ, ולהגביר בכך את התחרות במקטע השיווק, זאת לאור העובדה, שההשקעה הכרוכה בהקמתן נמוכה יותר, וההליכים הסטטוטוריים הנדרשים לאישורן קצרים יותר.

פעילות כנגד תופעות עברייניות במשק הדלק - בשנת 2005 הוחל במהלך חיוני לצמצום תופעת תחנות הדלק הלא חוקיות (פיראטיות) באמצעות פעילות כנגד ספקי הדלק לאותן תחנות.

חוק משק הדלק (איסור מכירת דלק לתחנות מסוימות) התשס"ה–2005 - בהתאם לחוק החדש שנחקק, אין למכור דלק לתחנת תדלוק ציבורית שאין ברשותה היתר בנייה או רישיון עסק שהיה בתוקף במהלך חמש השנים האחרונות. כל תחנות התדלוק חויבו להעביר מסמכים אלו לידי מינהל הדלק במשרד התשתיות, בו הוקם מאגר מידע ממוחשב לנושא זה.

משק הגז הטבעי

במהלך שנת 2003 תוקן חוק משק הגז הטבעי באופן המאפשר מתן רישיון הולכה לחברה ממשלתית. בהמשך לתיקון החוק, ולאחר קבלת החלטה בנושא בקבינט הכלכלי - חברתי (החלטה חכ/22, מיום 16 ביולי 2003), הוקמה בתאריך 23 ביולי 2003 חברת "נתיבי הגז הטבעי לישראל בע"מ". חברה זו מקימה את מערכת ההולכה של הגז הטבעי בישראל, כמפורט להלן:

המקטע הימי - הקמת התוואי הימי של מערכת ההולכה מאשדוד ועד חוף דור עם חיבור יבשתי לתחנת הכוח "חגית". הביצוע נעשה ע"י חברת החשמל. הקמת התוואי טרם הושלמה ואף נדרשים תיקונים בתוואי שהונח. השלמת הקו והפעלתו צפויות בתחילת 2006 באזור תל אביב (תחנת הכוח "רדינג") ובאמצע 2006 באזור הצפון (תחנת הכוח "חגית").

המקטע היבשתי - בין אשדוד לאשקלון, מחבר בין היתר בין תחנות הכוח "גזר" ו"צפית" של חברת החשמל ותחנות כוח פרטיות של VID (ליד מתקן ההתפלה באשקלון) ו"דוראד" (הצפויה לקום בשנת 2008) וכן בין אזורי התעשייה של רמלה, קרית גת ואשקלון. השלמת הקו צפויה באמצע 2006. לשם הקמת התוואי נחתם הסכם בין המדינה לבין חברת נתיבי הגז הטבעי בסך של 360 מיליון ש"ח זאת על מנת לזרז את הקמת מערכת ההולכה.

המקטע הדרומי - במקביל לחתימת הסכם הגז עם מצרים לרכישת כמויות גדולות של הגז הטבעי, אישרה הממשלה את הקמת התוואי הדרומי של המערכת (מצומת שורק עד סדום). התוואי עובר ליד תחנת הכוח ברמת חובב, תחנות כוח מתוכננות במישור רותם ובסדום ואזורי התעשייה בנגב. גיוס המימון להקמת התוואי ייעשה באופן משולב מתקציב המדינה לשנת 2006, מקורות עצמיים של החברה והמימון שתגייס בשוק ההון.

המקטע הצפוני - בשנת 2006 צפויים להסתיים ההליכים הסטטוטוריים להקמת התוואי הצפוני של מערכת ההולכה המחבר בין תחנות הכוח בחיפה ובאלון תבור וכן בין אזורי התעשייה של צפון הארץ.

תחנות קבלה - באשדוד ובאשקלון מוקמות שתי תחנות קבלה וטיפול בגז הטבעי. הקמתן חיונית לפיתוח המערכת. התחנות משלבות את מתקני הספקים (ים תטיס הישראלית, EMG המצרית, BG האנגלית) ואת מתקני חברת נתיבי גז. השלמת הקמתן של שתי התחנות צפויה במחצית השנייה של שנת 2006.

נושאים מרכזיים בתחום משק המים

רגולציה במשק המים - הקמת רשות המים

הסמכויות הניהוליות והרגולטוריות במשק המים מצויות בידי גופים רבים. רגולציה מורכבת ומסובכת והיעדר ראייה אינטגרטיבית של ביקוש והיצע כתוצאה מהאמור לעיל, הובילו בין השאר להחרפת המחסור במים, לעלויות גבוהות ולאיכות מים ירודה. לפיכך, ביום 9 באוגוסט 2005 התקבלה החלטת ממשלה בדבר הקמת רשות מים ממשלתית אשר תרכז את כל הסמכויות במשק המים תחת קורת גג אחת ותביא לניהול תקין ויעיל של משק המים. לרשות תהיה מועצה אשר תכלול שישה חברים: מנהל הרשות - יו"ר, מנכ"ל משרד התשתיות הלאומיות, מנכ"ל משרד החקלאות, מנכ"ל המשרד לאיכות הסביבה, מנכ"ל משרד הפנים והממונה על התקציבים באוצר או נציגיהם מקרב עובדי המשרד. תיקון החקיקה להקמת הרשות צפוי להיכלל במסגרת חוק התכנית הכלכלית לשנת 2006.

פיתוח מקורות מים חדשים

השבת קולחין לחקלאות, לתעשייה ולשימושים עירוניים - במסגרת החלטת ועדת השרים לענייני כלכלה (כל/46, מיום 18 ביולי 2000), הוחלט על ביצוע תכנית רב שנתית להמרה של מים שפירים במי קולחין להשקיה חקלאית, לגינון עירוני ולשימושים תעשייתיים. יישום ההחלטה מבוצע באמצעות הקמת מפעלי השבת קולחין לחקלאות ביוזמת גורמים פרטיים, הנהנים ממענק ממשלתי. בשנת 2006 תימשך המדיניות של עידוד הקמת מפעלים כאמור.

רשויות מקומיות וגופים ציבוריים אחרים שממירים השקיית גינון ציבורי ממים שפירים לקולחין, מקבלים סיוע חד פעמי המחושב לפי כמות הקולחין להמרה כנגד מים שפירים (לפי כמויות נורמטיביות) בסך של 5.1-2.7 ש"ח למ"ק (תלוי בהיקף האיגום הנדרש למפעל ההשבה).

התפלת מי ים - בהחלטת הקבינט החברתי-כלכלי (חכ/5, מיום 8 באפריל 2003), הוחלט לקבוע את התפלת מי הים על היקף של 315 מלמ"ק. הקמת מתקני ההתפלה תיעשה במספר אתרים לאורך חופי מדינת ישראל:

- באתר קצא"א (קו צינורות אילת אשקלון) באשקלון החל לפעול מתקן להתפלת מי ים בהיקף של 100 מלמ"ש. המתקן ממומן ומופעל בשיטת B.O.T. לתקופה של כ־25 שנים. המתקן החל לפעול בשנת 2005 וצפוי לפעול בתפוקה מלאה בשנת 2006.

- הממשלה חתמה על שני הסכמים להקמה ולהפעלה של מתקנים להתפלת מי ים בהיקף של 30 מלמ"ש כל אחד, בפלמחים ובגליל המערבי. המתקנים ימומנו ויופעלו בשיטת ה-B.O.O, קרי המתקן יישאר בידי הזכיין בתום תקופת הזיכיון.

- פורסם מכרז להקמת מתקן להתפלת מי ים באתר חברת החשמל בחדרה בהיקף של 100 מלמ"ש.

- באשדוד צפוי להיבנות מתקן התפלה נוסף בהיקף של 45 מלמ"ש. ההקמה והתפעול יתבצעו על ידי חברת "מקורות ייזום ופיתוח".

התפלת מים מליחים - התפלת מים מליחים תביא להרחבת היצע המים באמצעות גורמים פרטיים ובמקרים מיוחדים - גם על ידי חברת "מקורות". בשנת 2006 תרכוש חברת "מקורות" מים מליחים מותפלים בהיקף של כ-15 מלמ"ק ממתקנים שהוקמו על ידי יזמים פרטיים במעגן מיכאל, נווה ים וחוף הכרמל.

טיוב בארות שנפסלו מלשמש למי שתייה - תכנית המענקים ליזמים ולרשויות מקומיות שיטייבו בארות שנפסלו מלשמש למי שתייה, נועדה בעיקרה להביא לשלילת מלחים, חנקות ומזהמים אחרים ממקורות המים ולהגברת אמינות האספקה.

יישום עקרונות חובת ההולכה למים מכל הסוגים - יישום חוק חובת מתן שירותי תשתית למים מכל הסוגים יביא לניוד מים יעיל יותר בתשתיות הקיימות תוך הגברת התחרות העסקית במשק המים. בשנת 2006 תיושם חובת ההולכה בעיקר בתחום הולכת קולחין להשקיה חקלאית.

ויסות הביקושים למים

המגזר הביתי והתעשייתי - במטרה להביא לייעול הצריכה במים במגזר הביתי ובתעשייה, החליטה הממשלה להתקשר עם יזמים פרטיים לביצוע מיזם לחיסכון במים במגזר הביתי. היזמים יתוגמלו לפי שיעור החיסכון שיושג.

המגזר החקלאי - מחד גיסא, נציב המים מקצץ, מאז שנת 1999, את מכסות המים השפירים לחקלאים, ובמקביל מעודד שימוש במים שוליים והשקעות, בסיוע תקציב המדינה, לייעול השימוש במים. מאידך גיסא, מחירי המים השפירים לחקלאות, שהינם מסובסדים, מהווים תמריץ שלילי לניצול מי קולחים, ויוצרים לחץ לניצול מקורות המים מעבר לכמות המתחדשת ולהקמתם של מפעלי מים יקרים טרם זמנם (דוגמת מתקנים להתפלת מי ים). לפיכך, לאחר העלאת התעריפים לחקלאות ב-15 אג' בחוק המדיניות הכלכלית לשנת 2005, נחתם מסמך עקרונות עם התאחדות חקלאי ישראל, לפיו החקלאים יקבלו את התמורות מייקור התעריפים האמור לטובת השקעות בתחום ייעול השימוש במים. באותו האופן, החקלאים יהנו מהתמורות בגין כל ייקור תעריפים נוסף עד שהתעריף יגיע לעלות הממוצעת של הפקת ואספקת המים על ידי חברת "מקורות".

הסדרת משק המים והביוב העירוני

חוק תאגידי מים וביוב, התשס"א-2001

תכלית חוק תאגידי מים וביוב היא להפריד את פעילות המים והביוב מהרשויות המקומיות ולהפעילה במסגרת חברה עירונית. בעתיד תתאפשר העברת הבעלות בחברה לגורמים פרטיים. החברה תפעל במסגרת רישיון שיוענק לה ותצטרך לעמוד בתנאים שייקבעו ברישיון. התעריפים של החברה ייקבעו על ידי הרשות לשירותים ציבוריים - מים וביוב, אשר הקימה ועדה ציבורית, בראשות פרופ' ראובן גרונאו, במטרה לגבש את הכללים והעקרונות לחישוב התעריף על פי עקרון העלות המוכרת. נכון לחודש אוגוסט 2005, הוועדה סיימה את עבודתה והעבירה את המלצותיה למועצת הרשות וזו צפויה להכריע בנושא.

יישום חוק תאגידי מים וביוב יביא יתרונות רבים הן לצרכנים והן לכלל המשק: ניהול על בסיס עסקי, מקצועי ויעיל של מערכות המים והביוב ברשויות המקומיות; ייעוד של ההכנסות ממתן שירותי הספקה לטובת השקעות במערכות המים והביוב, הפעלתן ומתן שירותים; גיוס הון להשקעות במשק המים והביוב בלי תלות במקורות ממשלתיים או מוניציפליים; ועידוד תחרות במתן שירותים במשק המים והביוב.

ביום 15 באוגוסט 2004 החליטה הממשלה להנחות את הממונה על התאגידים לגבש כללים להקמת תאגידים אזוריים, המשותפים למספר רשויות מקומיות ומשרתים לפחות 200 אלף צרכנים. זאת על מנת להבטיח יציבות פיננסית וניצול יתרונות לגודל במשקי המים העירוניים.

על מנת להאיץ את תהליך הקמת חברות למים וביוב ברשויות המקומיות, יועמד סיוע לחברות לצורך תמיכה בהשקעותיהן בתחום המים, הביוב והתיעול העירוני.

נכון לחודש אוגוסט 2005, פועלים שבעה תאגידי מים וביוב בהתאם לחוק. עד סוף שנת 2006 צפויים להינתן רישיונות לכשישה תאגידים נוספים.

הקמת תשתיות לטיפול בשפכים

בשנת 2006 ימשיך אוצר המדינה לממן הקמת תשתיות לטיפול בשפכים, שיכללו בין השאר גם מכוני טיהור. המימון ניתן כהלוואה בהיקף של עד 100% מכלל ההשקעה, למעט מקרים מיוחדים שבהם, על פי החלטות הממשלה, יינתנו גם מענקים בהיקף של עד 50%.

שינוי מבני של חברת "מקורות"

באוגוסט 2002 נחתם הסדר עלויות עם חברת "מקורות" המסדיר את פעילותה של קבוצת "מקורות" לשנים 1999-2006. הסדר זה כולל שני נדבכים: האחד, הסדרה של העברת הסובסידיה לחברת "מקורות מים" בגין אספקת מים, והשני, הסדרה מבנית של קבוצת "מקורות", שתאפשר תחרות הוגנת שלה עם הסקטור הפרטי. על פי המבנה החדש, תוקם חברת אחזקות בבעלות הממשלה, והיא תחזיק בשלוש חברות בנות: חברת "מקורות מים", שתעסוק באספקת מים; חברת "מקורות ייזום ופיתוח" שתעסוק בפעילות תחרותית כמו התפלה, טיהור שפכים ותפעול רשתות מים עירוניות; וחברת "נכסים" שתנהל את נכסי המדינה. עבודות הפיתוח יבוצעו באמצעות חברת בת.

מינהל מקרקעי ישראל

הצעת תקציב מינהל מקרקעי ישראל לשנת 2006 מסתכמת בכ־3.6 מיליארד ש"ח, עלייה של כ־0.1 מיליארד ש"ח לעומת התקציב המקורי לשנת 2005.

תקציב מינהל מקרקעי ישראל הוא תקציב של מפעל עסקי כהגדרתו בסעיף 8 לחוק יסודות התקציב, התשמ"ה–1985, דהיינו תקציב שבו סך ההוצאה לא יכול לעלות על סך התקבולים לאותה שנת הכספים.

הצעת תקציב ההוצאות נטו של מינהל מקרקעי ישראל (ללא העברות לבעלים ורזרבה להוצאות בגין שיווק בלתי צפוי מראש) מסתכמת בכ־2.4 מיליארד ש"ח, מזה כ־176 מיליון ש"ח המיועדים להוצאות שכר, מינהל ואמרכלות. היתרה מיועדת למימון הוצאות תכנון, פיתוח, פינויים כלכליים, אחזקת נכסים, פדיון זכויות בקרקע, שמירה על הקרקע וכיו"ב.

עודף ההכנסה השנתי המועבר לבעלי הקרקע בשנת 2006, מסתכם בכ־933 מיליון ש"ח. ההעברות למדינה ולרשות הפיתוח מסתכמות בכ־533 מיליון ש"ח, בדומה לתקציב המקורי לשנת 2005. ההעברות לקק"ל גדלות בכ־60 מיליון ש"ח לעומת התקציב המקורי לשנת 2005, ומסתכמות ב־400 מיליון ש"ח.

היעדים המרכזיים בפעילות מינהל מקרקעי ישראל

הגברת קצב שיווק הקרקעות

אחד היעדים המרכזיים של מינהל מקרקעי ישראל בשנים האחרונות הוא הגברת קצב שיווק הקרקעות, תוך התמקדות בהגברת קצב שיווק הקרקעות למגורים. במטרה לעמוד ביעד האמור, ממקד המינהל את פועלו בשני מישורים:

תכנון קרקעות

ככלל, המינהל משווק קרקע רק לאחר תכנונה, וזאת בהתאם לאמור בהחלטת מועצת מקרקעי ישראל (להלן: המועצה) מס' 1. על מנת ליצור עתודות קרקע זמינות לשיווק ולבנייה, המינהל פועל לתכנון הקרקעות שבניהולו, באמצעות מחוזות המינהל וכן באמצעות חברות מתכננות חיצוניות. חלוקת העבודה בין משרדי הממשלה השונים מייעדת למינהל התכנון במשרד הפנים את האחריות להכנת תכניות המתאר הארציות, המחוזיות והמקומיות, בעוד מינהל מקרקעי ישראל ומשרד הבינוי והשיכון אחראים להכנתן של תכניות מפורטות.

קודם להליך התכנון במינהל, מתבצע סקר היתכנות שמטרתו לאתר גורמים העלולים לעכב את תהליך התכנון. הסקר בוחן שורה של היבטים, לרבות: התייחסות מקדמית של הגופים המעורבים בתהליך התכנון, מידת ההתאמה לתכניות מתאר ולמדיניות התכנון, וקיומם של גורמים מעכבים בתהליך התכנון, כגון הצורך בפתרונות ביוב, ניקוז, תחבורה וכיו"ב. כמו כן, מתבצעת סקירת היקפי הביקוש וההיצע באזור התכנית.

תוצאות הסקר משמשות לצורך קבלת החלטה סופית באשר למתן הרשאה לתכנון, שמשמעותה המעשית היא תחילת הליך התכנון.

בצד פעילות התכנון כאמור, פועל המינהל בשנים האחרונות גם לשיווק קרקעות שטרם הושלם הליך תכנונן, וזאת על פי החלטת מועצה מס' 987.

פינוי גורמים המשתמשים בקרקע עירונית בצורה בלתי יעילה

על מנת לייעל את השימוש בקרקע עירונית, מפונים גורמים המנצלים את הקרקע בצורה לא יעילה (מחנות צבא, מבנים המשמשים משרדי ממשלה, מפעלי תע"ש, חוות חקלאיות וכיו"ב) אל מחוץ לערים. פינויים אלו מתבצעים לאחר שנמצא בבדיקה מקדימה כי עלות פינוי המתחם קטנה מסך ההכנסות הצפויות משיווק הקרקע המתפנה, על פי שומה שנערכת בהתאם ליעוד החלופי של הקרקע.

צמצום החיכוך בין מינהל מקרקעי ישראל לציבור החוכרים

במסגרת החתירה לשיפור השירות לאזרח ולצמצום החיכוך בין המינהל לחוכרים, המינהל פועל לפישוט הליכים ולהפחתת הסרבול הקיים בהחלטות מועצת מקרקעי ישראל ובנהלי העבודה של המינהל. בהתאם לעיקרון זה, מונתה על ידי יו"ר המועצה ועדה ציבורית לרפורמה במינהל מקרקעי ישראל בראשותו של מר יעקב גדיש (להלן: ועדת גדיש). המלצות ועדת גדיש אושרו על ידי הממשלה במסגרת החלטה מס' 3759, מיום 19 ביוני 2005 בדבר רפורמה במקרקעי ישראל, הכוללת בין היתר את העקרונות הבאים:

- **הקצאת קרקע עירונית למטרת מגורים בדרך של העברת בעלות**

המינהל יקצה קרקע בדרך של העברת בעלות על הקרקע ולא בדרך של הענקת זכויות חכירה כפי שהיה נהוג עד כה. חוכרי קרקע עירונית שהוקצתה בעבר למטרת מגורים בחוזי חכירה מהוונים יוכלו לרכוש את הבעלות בקרקע שברשותם בתנאים המפורטים בהחלטה.

- **עריכת מבצע נוסף להיוון זכויותיהם של חוכרים קיימים בקרקעות עירוניות המיועדות למגורים**

חוכרים קיימים בקרקע עירונית המיועדת למגורים שטרם היוונו את זכויותיהם, יוכלו לעשות זאת בתנאים המפורטים בהחלטה. היוון זכויות החכירה יאפשר לחוכרים לרכוש בעלות על הקרקע שברשותם.

- **ביצוע שינוי במבנה הארגוני של המינהל**

המבנה הארגוני של המינהל ישונה תוך התאמתו, בין היתר, לביצוע השינויים כאמור לעיל.

- **האצת הליכי ההסדר ורישום הזכויות במקרקעי ישראל**

המינהל ימשיך בביצוע התכנית החמש-שנתית לרישום זכויותיהם של כלל החוכרים במרשם המקרקעין.

- **הסדרה ופישוט מדיניות המקרקעין הקבועה בהחלטות מועצת מקרקעי ישראל ובנהלי המינהל.**

המינהל יפעל לפישוט המדיניות ונהלי העבודה הפנימיים, על מנת להגביר את השקיפות ולפשט את תהליכי העבודה.

חלק מהצעדים שפורטו לעיל כבר אושרו על ידי המועצה, והנותרים צפויים להגיע לאישורה בקרוב.

יישום העקרונות הנכללים בהחלטת הממשלה כאמור, צפוי להביא להפחתה משמעותית ביותר בהזדקקות החוכרים לשירותי המינהל השוטפים, ובהתאם לכך, לשיפור ברמת השירות הניתן על ידי המינהל, תוך צמצום המשאבים המושקעים על ידו לצורך כך.

אִכלוס כלל האוכלוסייה הבדואית בנגב ביישובי קבע ופתירת הקונפליקט הקרקעי

האוכלוסייה הבדואית בנגב מונה כ-155,000 נפש, מתוכם מתגוררים בשמונה עיירות הבדואים (כולל היישוב החדש טראבין המאוכלס בימים אלה) כ-90,000 איש, והיתר מתגוררים בפזורה. מרבית אוכלוסיית הפזורה יושבת באזור הנגב הצפוני. הקרקע באזור הנגב הצפוני היא ברובה קרקע לא מוסדרת, דהיינו קרקע שזהות בעליה לא נרשמה בספרי המקרקעין. הגורם המרכזי לעיכוב בתהליך הרישום של קרקעות אלו הוא הרצון לברר תביעות בעלות, אשר הוגשו על ידי הבדואים לפקיד ההסדר שבמשרד המשפטים טרם רישומן של הקרקעות על שם המדינה. היקף הקרקעות שטרם הוסדרו ונתבעות על ידי הבדואים נאמד בכ-645 אלף דונם, מזה כ-290 אלף דונם - שטח נתבע שאינו מוחזק, וכ-355 אלף דונם - שטח נתבע ומוחזק.

מינהל מקרקעי ישראל, באמצעות מינהלת הבדואים בנגב, אחראי על ביצוע שתי פעולות עיקריות מול האוכלוסייה הבדואית בנגב:

- **הסדרת הבעלות בקרקעות הבלתי מוסדרות**

הפעילות להסדרת הקרקעות כוללת מגוון צעדים ובהם:

- הגעה לפשרה ומתן פיצוי כספי וקרקעי כנגד הסרת תביעת הבעלות על הקרקע.
- הגשת תביעות בעלות נוגדות על קרקעות שלגביהן טוענת המדינה לבעלותה.
- אכיפה מוגברת של דיני המקרקעין כנגד מי שמחזיק בקרקעות הלאום שלא כדין.

- **אכלוס כלל האוכלוסייה הבדואית ביישובי קבע**

לצורך עידוד מעבר האוכלוסייה הבדואית מהפזורה ליישובי הקבע, המינהל מבצע את הפעולות הבאות:

- פיתוח פתרונות דיור, הן על ידי בניית שכונות חדשות בשבעת היישובים הוותיקים והן על ידי הקמת שבעה יישובים חדשים נוספים עבור הבדואים בנגב, בהתאם להחלטות הממשלה.
- מתן פיצוי כספי ומגרש מפותח באחד מיישובי הקבע, לשם מימון הוצאות המעבר מהפזורה ליישוב הקבע.
- השלמת הפיתוח ושיווק המגרשים בשכונות הוותיקות בשבעת היישובים הוותיקים.

משרד הבינוי והשיכון

הצעת תקציב משרד הבינוי והשיכון לשנת 2006 מסתכמת בכ־6.1 מיליארד ש"ח.

המרכיבים העיקריים של תקציב המשרד

תקציב רגיל	כ- 233 מיליון ש"ח
תקציב פיתוח (הרשאה להתחייב)	כ- 1.4 מיליארד ש"ח
סיוע באשראי לרכישת דירה	כ- 2.3 מיליארד ש"ח
סיוע במענקים, סבסוד אשראי, סיוע בשכר דירה ועמלות	כ- 2.2 מיליארד ש"ח.

פעילות המשרד

פעילות משרד הבינוי והשיכון מכוונת ליצירת תנאים, שיאפשרו לכלל האוכלוסייה למצוא פתרון דיור במחיר סביר, תוך התמקדות בקבוצות אוכלוסייה חלשות יחסית.

הפעילות מתרכזת בנושאים הבאים:

- **ביקוש** – הסיוע לרכישת דירה מכוון לתמיכה בזכאים מקרב אוכלוסיות חלשות ומתמקד בשלושה מסלולים עיקריים: מתן משכנתאות מסובסדות, השתתפות בתשלומי שכר דירה והקצאת פתרונות דיור בשיכון הציבורי.
- **היצע** – עיקר הפעילות מכוונת לשיווק קרקע מפותחת וזמינה לבנייה למגורים, לשם יצירת תנאים להרחבת היצע הדיור, בדרך שתאפשר מתן מענה לביקושים המשתנים ותוך שמירה על יציבות מחירים. הפעילות כוללת עשייה במגוון רחב של מרכיבים ב"שרשרת הייצור" של דירה: איתור קרקע, תכנונה ושיווקה; עידוד עיבוי הבנייה במרכזי הערים תוך ניצול מערכת התשתית הקיימת; שדרוג תשתיות קיימות; ורישום הזכויות במקרקעין. לכל אחד מהמרכיבים השפעה על היקף הפעילות בענף.

תקציב הסיוע בדיור

הסיוע בדיור ניתן בדרך של סיוע לרכישת דירה ובדרך של השתתפות בשכר הדירה. סיוע לרכישת דירה לזכאים ניתן באשראי מסובסד, בהתאם לאמות מידה ולמאפיינים אישיים של הזכאי.

הצעת תקציב הסיוע בדיור לשנת 2006 מסתכמת בכ־4.6 מיליארד ש"ח מהם כ־2.3 מיליארד ש"ח באשראי, וכ־2.2 מיליארד ש"ח סבסוד אשראי והשתתפות בשכר הדירה.

יעדי מדיניות הסיוע בדיור כוללים:

- סיוע למשקי בית חסרי דירה במציאת פתרון דיור.
- סיוע למשקי בית הסובלים ממצוקת דיור כדי שישפרו את תנאי מגוריהם.
- הפעלת מערכת סיוע בדיור למימוש מדיניות הממשלה בתחום פיזור האוכלוסייה.

עיקרי השינויים לשנת 2006

להלן פירוט עיקרי השינויים בתקציב הסיוע בדיור לשנת 2006, עליהם החליטה הממשלה:

- ביטול חוק הדיור הציבורי (זכויות רכישה) ובמקביל, המשך מבצע מכירות של דירות הדיור הציבורי.
- במהלך השנים האחרונות נמכרו כ-19,000 דירות של הדיור הציבורי במספר מבצעי מכירת דירות. יישום החוק נעשה הלכה למעשה במתכונות מבצעי מכר ולכן הצורך בחוק כאמור התייתר. תיקון חוק זכויות הדייר בדיור הציבורי, כך שתבוטל הזכאות האוטומטית של דייר ממשיך. על פי התיקון המוצע, זכאותו לדיור הציבורי תיבחן על פי כללי משרד הבינוי והשיכון. ייחשב כתריג דייר ממשיך צעיר שגילו אינו עולה על 21, והוא ממשיך להתגורר בדירת הדייר המקורי עד הגיעו לגיל 21 או עד שחרורו מצה"ל, ובלבד שהתקופה לא תעלה על 12 חודשים.
- סיוע באשראי מסובסד לרכישת דירה לזכאים על פי כללי משרד הבינוי והשיכון יינתן עבור דירות שמחירן אינו עולה על מחיר מקסימאלי ביחס להרכב המשפחה. ההחלטה נועדה למקד את הסיוע הממשלתי.

תקציב הפיתוח

התקציב לפיתוח תשתיות מופעל בעיקר בשיטת "משק כספי סגור". שיטה זו מופעלת במטרה להבטיח את המקורות הכספיים להשלמת פיתוח התשתיות המתחייבות משיווק אתרים על ידי משרד הבינוי והשיכון.

בהתאם לכך נגבות הוצאות הפיתוח במלואן (לבד מרכיבי הסבסוד באזורי עדיפות לאומית א' ו- ב') על פי אומדן עלות הפיתוח בכל אחד מן האתרים המתעדכן לפני כל מנת שיווק חדשה.

הסדרת הפיתוח הכללי לבנייה למגורים באתרי הבנייה המשווקים על ידי משרד הבינוי והשיכון מיועדת להשיג מספר יעדים:

- התייעלות, חיסכון וקיצור תהליכי התכנון והפיתוח
- הידוק הקשר בין עלות הפיתוח לבין ההחזרים המשולמים בגינו
- הסדרת הפיתוח הכללי והפרטת הפעלתו
- הקטנת החיכוך בין רוכש הדירה לבין המערכת הציבורית.

בהתאם להחלטות הממשלה, במסגרת פעילות המשרד בתחום הפיתוח במהלך שנת 2006 יושם דגש על הנושאים הבאים:

- תיקון הקריטריונים לקבלת סבסוד הוצאות פיתוח תשתיות לבנייה חדשה ביוזמה פרטית ביישובי מגזרי המיעוטים, כך שיתאימו לאופי הבנייה במגזרים אלו ויאפשרו את קבלת הסבסוד.
- החלת מנגנון סבסוד הוצאות פיתוח אחיד לכל המגזרים, בהתאם לנהוג בבנייה העירונית, וביטול החלטות מגזריות הקובעות כללי סבסוד חריגים למגזרי הדרוזים, הצ'רקסים והבדואים בצפון.
- איחוד אגפי שיקום שכונות – פיזי וחברתי וריכוז מאמץ במספר מצומצם, של מיזמים תוך תיאום מרבי בין השיקום הפיזי והחברתי.

פירעון חובות וסבסוד אשראי

פירעון חובות (ללא בנק ישראל)

סעיפי פירעון חובות בתקציב מסתכמים בכ-94.6 מיליארד ש"ח בשנת 2006 ומהווים כ-33.3 אחוז מהתקציב הכולל ברוטו.

לסבסוד האשראי מתוקצבים 35.5 מיליון ש"ח בשנת 2006 לעומת 31.1 מיליון ש"ח בשנת 2005. סעיף זה מיועד לתקצוב הסבסוד הניתן ליזמים פרטיים בגין הלוואות לא צמודות שניתנו להם בעבר על ידי המדינה. בשנים האחרונות לא ניתנות עוד הלוואות בעלות מרכיב סבסוד ריבית ליזמים פרטיים.

פירעון חובות (ללא בנק ישראל)

כ-78.1% מהחזר החובות, שהם 73.9 מיליארד ש"ח, מיועדים לפירעון חובות פנים. יתרת הסכום, 20.7 מיליארד ש"ח, מיועדת לפירעון חובות לגורמים בחוץ לארץ.

פירעון חובות פנים

בשנת 2006 מיועד, כאמור, סכום של 73.9 מיליארד ש"ח לפירעון חובות פנים, מזה 45.8 מיליארד ש"ח לתשלום החזרי קרן ו-28.1 מיליארד ש"ח לתשלומי ריבית.

רובו של התשלום לפירעון חובות פנים מועבר ישירות לציבור, כפדיון פיקדונות בנקאיים ופדיון של איגרות חוב מיועדות וסחירות – המוחזקות בידי קופות גמל, קרנות פנסיה, חברות ביטוח, קרנות השתלמות, בנקים, חברות ואנשים פרטיים. סכום של כ-11.9 מיליארד ש"ח ישולם השנה למוסד לביטוח לאומי. ללא התשלומים למוסד לביטוח לאומי, פירעון חובות הפנים קטן יותר ויהיה כדלקמן: תשלומי הקרן בגין מלוות הפנים יעמדו על סך של 39.1 מיליארד ש"ח, ותשלומי הריבית יעמדו על סך של 22.9 מיליארד ש"ח.

בשנת 2006 מתוכנן גירעון ממשלתי כולל של כ-17.2 מיליארד ש"ח. חלק מגירעון זה ימומן מגיוס הון נטו מהציבור, פעולה שתביא להגדלת החוב הפנימי.

פירעון חובות חו"ל

תשלום החזר חובות החוץ מסתכם, כאמור, ב-20.7 מיליארד ש"ח, כ-7.4 מיליארד ש"ח מהם מיועדים לתשלומי ריבית וכ-13.3 מיליארד ש"ח לתשלום החזרי קרן. התשלומים לחו"ל כוללים פדיונות של מלוות מבנקים בארץ ובחו"ל, מלוות בין ממשלתיים, מלווה העצמאות והפיתוח (ה"בונדס"). מעבר לכך, כוללים החזרי חובות החוץ תשלומים בגין ההלוואות שנלקחו על ידי ממשלת ישראל באמצעות ערבויות של ממשלת ארה"ב בשנים 1993–1998.

בשנת 2003 נחתם הסכם נוסף בין ממשלת ארה"ב וממשלת ישראל בדבר מתן ערבויות לגיוס הון על ידי מדינת ישראל בהיקף כולל של כ-9 מיליארד דולר לשנים 2003-2005, עם אופציה להארכה בשנה נוספת. בשנת 2005 אישר הממשל האמריקני הארכה של התכנית בשנתיים נוספות כך שהמסגרת שהועמדה לזכות ישראל תישאר בתוקף עד לשנת 2008. נכון לספטמבר 2005, ישראל הנפיקה במסגרת התכנית איגרות בסך 4.1 מיליארד דולר בערבות ממשלת ארה"ב ולאחר קיזוז של 290 מיליון דולר בידי הממשל האמריקני, נותרה לממשלת ישראל יתרה של 4.6 מיליארד דולר להנפקה בשנים 2006-2008. החזרי קרן בגין ההלוואות שיילקחו באמצעות הערבויות על פי ההסכם האמור משנת 2003 יתחילו בשנת 2023.

בשנת 1995 החלה ממשלת ישראל בגיוסים עצמיים של אגרות חוב סחירות בשווקים בין-לאומיים. מאז 1995 ועד ספטמבר 2005 בוצעו תשע הנפקות בין-לאומיות בשלושת שוקי ההון המרכזיים - בשוק האמריקני, בשוק האירו ובשוק היפני. בחיבור פשוט, גיוסים אלו הסתכמו ל-2.45 מיליארד דולר, 20 מיליארד יין, ו-800 מיליון יורו. הצעת התקציב לשנת 2006 כוללת תשלומי קרן וריבית בגין הנפקות אלו. בשנת 2006 צפויים גיוסי הון נוספים.

אומדן הסובסידיה לקרנות הפנסיה וחברות הביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית והמענקים לקרנות הפנסיה ולחברות הביטוח בשנת 2006, בגין סך החוב המונפק עד סוף שנת 2006, מוערך בכ-1.9 מיליארד ש"ח. אומדן זה כולל את סבסוד הריבית על איגרות חוב מיועדות, הנושאות ריבית מועדפת, שהונפקו לקרנות הפנסיה ולחברות הביטוח.

אומדן הסובסידיה הגלומה בתשלומי הריבית על איגרות חוב לקרנות הפנסיה וחברות הביטוח נערך בהנחה, שהתשואה על איגרות חוב ממשלתיות לטווח ארוך היא 4 אחוזים. לצורך הבדיקה נערכה השוואה, בין תשואה זו לבין התשואה המובטחת לקרנות הפנסיה על סך החוב המונפק עד היום.

חישוב אומדן הסובסידיה העתידית הגלומה בתשלומי הריבית על איגרות חוב לחברות הביטוח על הנפקות בשנת 2006 נערך בשיטת ההיוון של כל תזרימי המזומנים שמפיקות איגרות חוב כאמור, עד מועד פירעונן, בהנחה כי התשואה לפדיון על איגרות חוב לטווח ארוך תהיה בממוצע 4 אחוזים בשנת 2006.

סבסוד הריבית המשולמת לקרנות הפנסיה

אומדן הסובסידיה הגלומה בתשלומי הריבית בשנת 2006, בגין הנפקות העבר לקרנות הפנסיה הוא כ-1.6 מיליארד ש"ח.

בעקבות הסדר קרנות הפנסיה עליו החליטה הממשלה במסגרת התכנית להבראת כלכלת ישראל בחודש מארס 2003 ובהמשך להפחתת שיעור איגרות החוב המיועדות המונפק לקרנות הפנסיה (עד לשיעור של 30%) אנו צופים הנפקה זניחה בשנת 2006 של איגרות חוב המיועדות לקרנות הפנסיה.

סבסוד הריבית המשולמת לחברות הביטוח

אומדן הסובסידיה הגלומה בתשלומי הריבית העתידים להיות משולמים בשנת 2006, בגין הנפקות העבר לחברות הביטוח הוא כ־337 מיליון ש"ח. אומדן הסבסוד העתידי בגין הנפקת איגרות חוב מיועדות לחברות הביטוח בשנת 2006 הוא כ־3 מיליון ש"ח.

בשנת 1992 הופסקה הנפקתן של איגרות חוב מיועדות (להלן - איגרות חוב ח"ץ) בגין פוליסות ביטוח חדשות. המדינה מחויבת, למעשה, להמשיך ולהנפיק עבור חברות הביטוח איגרות חוב ח"ץ להשקעת כספי הפרמיות המשולמות על פוליסות ביטוח חיים (המשולבות בחיסכון) שנחתמו עד לסוף 1990 וחלק קטן מכספי הפרמיות שישולמו על פי פוליסות שנחתמו בשנת 1991.

יצוין כי קרנות שמנהל בנק ישראל עבור חברות הביטוח במסגרת הסכמי ח"ץ, המניבות תשואה הנמוכה מ־4% לא נכללו בחישוב האומדן, משום שאין בהן סובסידיה.

חלק ד

הכנסות המדינה ממסים

תחזית הכנסות המדינה ממסים לשנת 2006

בשנת 2006 יסתכמו הכנסות המדינה ממסים על פי התחזית, בכ־168.0 מיליארד ש"ח לפי הפירוט הבא: 88.6 מיליארד ש"ח מסים ישירים, 74.1 מיליארד ש"ח מסים עקיפים ו־5.3 מיליארד ש"ח איגרות. סכום זה מהווה גידול ריאלי (בניכוי השינוי במדד המחירים לצרכן) של 1.6% לעומת אומדן הביצוע לשנת 2005. תחזית ההכנסות לשנת 2006 מניחה עלייה ריאלית בשיעור של 3.9% בתוצר המקומי הגולמי (התמ"ג), עלייה של 2.4% במחירי התוצר והפחתת מס נטו, הנאמדת בכ־3.5 מיליארד ש"ח, כתוצאה משינויי חקיקה.

בסוף שנת 2000 נכנס המשק הישראלי למיתון עמוק, בין היתר בשל המצב הביטחוני וההאטה הכלכלית בעולם. בכל אחת מהשנים 2001 ו־2002 ירד התמ"ג, והשילוב של מיתון ומלחמה הביאו לירידה במסים בשיעור ריאלי של 1% ו־5% בשנים 2001 ו־2002 בהתאמה. בשנת 2003 הסתיים תהליך ההתכווצות, ומשנת 2004 נמצא המשק בתוואי צמיחה של כ־4% לשנה. גם בגביית המיסים הסתמנה תפנית חיובית במהלך שנת 2003, ובשנים 2004 ו־2005 עלתה הגבייה בשיעור ריאלי של כ־6% לשנה. אומדן ההכנסות לשנת 2005, שנקבע על סמך הגבייה בפועל עד חודש אוגוסט ותחזית עד לסוף השנה, יסתכם בכ־162.0 מיליארד ש"ח.

בשנת 2006 ימשיך משרד האוצר להפעיל מדיניות מסים בעלת שני יעדים: עידוד הצמיחה ושמירה על משמעת פיסקלית. הדבר יתבטא בהפחתה נוספת, במס על העבודה ועל חברות ובביצוע הפחתות נוספות שנקבעו בחוק, בשנים 2007 עד 2010 במטרה לעודד עבודה ויזמות. בסוף התהליך יעמוד המס הישיר השולי המרבי על יחידים (מס הכנסה, דמי ביטוח לאומי ומס בריאות) על 44%, בעוד שמס החברות יעמוד על 25%. הפחתה זו תמומן על ידי הרחבת בסיס המס, ביטולי פטורים והקטנת ההוצאה הציבורית.

בשנת 2006, תסתכם השפעתם נטו של שינויי החקיקה על נטל המס הממשלתי בהקטנה של 0.6% תוצר. שנה זו עומדת במרכזו של רצף של שמונה שנים (2003–2010), שבו שינויי החקיקה יקטינו את נטל המס הממשלתי בהיקף מצטבר של 3.1% תוצר, כיוון שבשנים אלו יופחת גם נטל הביטוח הלאומי ב־0.4% תוצר ושינויי החקיקה יקטינו את נטל המס הכולל בכ־3.5% תוצר.

בניכוי שינויי החקיקה יגדלו ההכנסות ממסים בשנת 2006 ב־5.7% במונחים נומינליים (בניכוי השינוי במדד המחירים לצרכן הם יגדלו בכ־4%). שיעור זה נמוך משיעור צמיחת התוצר הנומינלי (6.5%), כיוון שבשנת 2005 נגבו הכנסות חד פעמיות במסגרת מבצעים לגביית חובות.

לסיכום, נטל המס הממשלתי, שהוא משקל סך הכנסות המדינה ממיסים בתמ"ג, יעמוד על כ־29.2% בשנת 2006, ירידה של 0.8% תוצר לעומת שנת 2005, אך עלייה של כ־0.6% תוצר לעומת השפל הקודם של שנת 2003 (ראה לוח 1).

לוח 1

הכנסות המדינה ממסים בשנים 1992 - 2006

(במיליוני ש"ח במחירים שוטפים, ובאחוזי תמ"ג)

שנה	סך-הכול	מסים ישירים (אגף מס הכנסה ומיסוי מקרקעין)	מסים עקיפים (אגף המכס והמע"מ)	אגרות
		(במיליוני ש"ח)		
1992	51,024	25,063	24,876	1,085
1993	59,885	31,309	27,337	1,239
1994	73,655	40,367	31,857	1,431
1995	83,943	45,740	36,452	1,751
1996	95,264	50,796	42,251	2,217
1997	108,450	59,281	46,436	2,733
1998	116,356	64,029	49,334	2,993
1999	127,660	69,689	54,606	3,365
2000	145,904	84,888	57,593	3,423
2001	146,124	84,977	57,473	3,674
2002	147,110	79,925	62,973	4,211
2003	143,735	76,193	63,628	3,914
2004	151,404	79,738	66,571	5,095
2005 אומדן	162,000	87,000	70,000	5,000
2006 תחזית	168,000	88,600	74,100	5,300
		(באחוזים מהתמ"ג)		
1992	31.0	15.2	15.1	0.7
1993	31.5	16.4	14.4	0.7
1994	31.9	17.5	13.8	0.6
1995	31.1	17.0	13.5	0.6
1996	30.2	16.1	13.4	0.7
1997	30.4	16.6	13.0	0.8
1998	29.5	16.2	12.5	0.8
1999	29.7	16.2	12.7	0.8
2000	31.0	18.0	12.2	0.7
2001	30.6	17.8	12.0	0.8
2002	29.8	16.2	12.8	0.9
2003	28.6	15.2	12.7	0.8
2004	28.9	15.2	12.7	1.0
2005 אומדן	30.0	16.1	12.9	0.9

לוח 1
הכנסות המדינה ממסים בשנים 1992 -2005 (המשך)
(במיליוני ש"ח במחירים שוטפים, ובאחוזי תמ"ג)

שנה	סך-הכול	מסים ישירים (אגף מס הכנסה ומיסוי מקרקעין)	מסים עקיפים (אגף המכס והמע"מ)	אגרות
תחזית 2006	29.2	15.4	12.9	0.9
ממוצע 1992-1999	30.6	16.4	13.5	0.7
ממוצע 2000-2006	29.7	16.3	12.6	0.8
ממוצע 1992-1999	30.2	16.3	13.1	0.8

מקור: מינהל הכנסות המדינה.

התפתחות הגבייה בשנת 2005 והשוואתה לתקציב המקורי

בשנת 2005 יסתכמו הכנסות המדינה ממסים, על פי התחזית המתוקנת, בכ-162.0 מיליארד ש"ח (במחירים שוטפים), עלייה ריאלית של כ-6% לעומת שנת 2004. התחזית המתוקנת לשנת 2005 דומה לתחזית המקורית שעמדה על 161.9 מיליארד ש"ח. הגבייה הושגה למרות הפחתות מסים מעל המתוכנן, וזאת הודות לנתוני צמיחה גבוהים מהצפוי ולמאמצי הגבייה של רשות המסים. תחזית ההכנסות המתוקנת לשנת 2005 מניחה עלייה ריאלית בשיעור של כ-4.5% בתוצר המקומי הגולמי (התמ"ג), ירידה של 1.3% ברמת מחירי התוצר, והפחתות מס הנאמדות בכ-3.6 מיליארד ש"ח, כתוצאה משינויי חקיקה.

יש לציין שנתוני הגבייה לחודש יולי 2004, החודש האחרון הידוע בעת הכנת התחזית המעודכנת, מצביעים על המשך הגידול בגבייה, בקצב שנתי של כ-7%, כך שאומדן ההכנסות לשנת 2005 עשוי להיות גבוה מ-162.0 מיליארד ש"ח.

הנתונים על התחזית המקורית, התחזית המתוקנת והפער שביניהן, מוצגים בלוח 2 (סך הכול הגבייה ופירוט לפי סוגי מסים). בלוח זה מפורטים השלבים השונים של התחזית וההנחות המצורפות אליהם.

לוח 2
הכנסות המדינה ממסים בשנים 2004-2005 - תחזית מקורית ותחזית מעודכנת
(במיליארדי ש"ח)

	סה"כ גבייה		מסים ישירים		מסים עקיפים		אגרות	
	מקורית	מתוקנת	מקורית	מתוקנת	מקורית	מתוקנת	מקורית	מתוקנת
1 הגבייה בשנת 2004	152 0	151.4	79.6	79.7	67.5	66.6	4.9	5.1
2 תיקונים לשנת בסיס	0.0	0.0	-0.3	-0.3	0.3	0.3	0.0	0.0
גבייה חד פעמית בגין מכירה רעיונית בבורסה	-0.3	-0.3	-0.3	-0.3	0.0	0.0	0 0	0.0
דחיית החזורים מסוף 2003 לתחילת 2004	0.3	0.3	0,0	0.0	0.3	0,3	0,0	0.0
3 הגבייה בשנת 2004, לאחר תיקוני בסיס (1+2)	152.0	151.4	79.3	79.4	67.8	66.9	4.9	5.1
4 שינוי נומינלי בבסיס המס	11.8	12.3	7.0	8.4	4.5	3.7	0.3	0.2
5 חקיקה	-1.9	-3.6	-1.8	-3.5	-0.1	-0.1	0.0	0.0
6 תחזית Ex Post לשנת 2004 (3+4+5)		160.1		84.3		70.5		5.3
7 התאמה לגבייה בפועל עד יולי 2005		1.9		2.70		-0.5		-0 3
8 תחזית לשנת 2005 (6+7)	161.9	162.0	84.5	87.00	72.2	70.0	5.2	5.0
גבייה כאחוז התמ"ג								
9 בשנת 2004	28.9%	28.9%	15.1%	15.2%	12.8%	12.7%	0.9%	1.0%
10 בשנת 2005	29.2%	30 0%	15.2%	16.1%	13.0%	12 9%	0 9%	0.9%
שיעור שינוי ריאלי *								
11 נתונים מקוריים	3.7%	5.9%	3.3%	8.0%	4.1%	4.0%	3.3%	-3.0%
12 גבייה בניכוי חקיקה והפרשי עתוי בהחזורים	4.7%	8.1%	5.5%	12.5%	3.8%	3.7%	3.3%	-3.1%

* בניכוי העלייה במדד המחירים לצרכן

הגבייה בשנת 2004 - פער של 0.6 מיליארד ש"ח

הגבייה בפועל בשנת 2004, הסתכמה ב-151.4 מיליארד ש"ח, בעוד שאומדן הגבייה ששימש בסיס לתחזית המקורית היה 152.0 מיליארד ש"ח. הפער נבע מהערכות אופטימיות מדי באשר לגבייה בחודשים אוגוסט-דצמבר 2004.

התיקונים לשנת בסיס

בשנת 2006 אין תיקונים נטו. החזרי מע"מ בהיקף של כ-0.3 מיליארד ש"ח נדחו מדצמבר 2003 לינואר 2004, כך שיש להגדיל בסכום זה את בסיס גביית המסים העקיפים בשנת 2004. מאידך, בשנה זו נגבה סכום דומה של 0.3 מיליארד ש"ח בגין המכירה הרעיונית של ניירות ערך בבורסה בסוף שנת 2003. עד מועד זה חל מס מחזור של 1%, ואילו החל מינואר 2004 חויבו המשקיעים במס רווח הון של 15%. משקיעים שביקשו ליהנות ממס מחזור נמוך "מכרו" את מניותיהם בסוף שנת 2003, שילמו מס מחזור של 1% וקבעו מחיר קנייה גבוה לצורך חישוב רווח הון בעתיד. תוספת גבייה זו נזקפה ברובה לגביית שנת 2004. כתוצאה מכך יש להקטין בסכום זה את בסיס גביית המסים הישירים בשנת 2004.

הגבייה בשנת 2004 לאחר תיקוני בסיס - פער של 0.6 מיליארד ש"ח

לאחר התיקונים לשנת בסיס, הגבייה בשנת 2004 ששימשה בסיס לתחזית המתוקנת לשנת 2005, עמדה על 151.4 מיליארד ש"ח, לעומת 152.0 מיליארד ש"ח בתחזית המקורית.

שינוי נומינלי בבסיס המס - תוספת של 0.5 מיליארד ש"ח

תחזית מקורית – בתחזית המקורית הונח שהתמ"ג הנומינלי צפוי לגדול בשנת 2005 בכ־5.5 (צמיחה ריאלית של 3.8% וגידול של כ־1.6% במחירי התוצר). על בסיס הנחה זו ועל בסיס הנחות נוספות על שיעורי השינוי בשאר בסיסי המס (כגון הצריכה הפרטית, היבוא והשכר) התקבלה תוספת גבייה צפויה של כ־11.8 מיליארד ש"ח.

תחזית מעודכנת – על פי התחזית המעודכנת, התמ"ג הנומינלי צפוי לעלות בכ־3.2% (צמיחה ריאלית של כ־4.5%, גבוהה מהתחזית המקורית, אך ירידה במחירי תוצר בכ־1.3%). לכאורה השינוי בתוצר הנומינלי נמוך מהצפוי, אך רווחיות החברות צפויה לעלות בשיעור מהיר מאשר בתחזית המקורית, כך שההכנסות ממסים יגדלו בכ־12.3 מיליארד ש"ח, כפי שיפורט להלן, ותיווצר תוספת של 0.5 מיליארד ש"ח.

מסי שכר – בשנת 2005, יגדל השכר הממוצע למשרת שכיר בשיעור נומינלי של 2.7%, ואילו מספר המועסקים הישראלים יגדל ב־3.9%, כך שסך תשלומי השכר יגדל בשיעור נומינלי של 6.7%. נוסף על כך עודכן ערכן של מדרגות המס בינואר 2005 ב־0.9%, בהתאם לעלייה במדד המחירים לצרכן בשנת 2004. העלייה בשכר הממוצע בשיעור העולה על שיעור עדכון מדרגות המס תגדיל את שיעור המס האפקטיבי ותביא לתוספת של 3.6 מיליארד ש"ח בגבייה.

חברות ועצמאיים – בסעיף זה צפוי גידול של 4.6 מיליארד ש"ח בגבייה, בהתאם להמשך השיפור ברווחיות החברות.

מסי נדל"ן – הפעילות הכלכלית תביא לתוספת גבייה של כ־0.2 מיליארד ש"ח, בהתאם לעלייה בשווי העסקאות בשוק הנדל"ן.

מס ערך מוסף – בסיס המס הוא הצריכה (צריכה פרטית וקניות של המגזר הציבורי) בתוספת מכירות דירות חדשות. בסיס זה יגדל ב־4.2%, שהם תוספת של כ־1.8 מיליארד ש"ח.

מסי יבוא – גביית מס קנייה תלויה בעיקר בייבוא מכוניות שצפוי לעלות בכ־12%, כך שהגבייה תגדל בכ–1.4 מיליארד ש"ח.

מסים מקומיים – בסיסי מסים אלו יגדלו ב־5%, שהם תוספת גבייה של כ־0.5 מיליארד ש"ח.

אגרות – צפוי גידול של 3%, בהתאם לגידול הנומינלי בתמ"ג ותוספת גבייה של 0.2 מיליארד ש"ח.

שינויי חקיקה - פער של 1.7 מיליארד ש"ח

לעומת הפחתה מתוכננת של כ-1.9 מיליארד ש"ח, שינויי החקיקה יקטינו את הגבייה בכ-3.6 מיליארד ש"ח. הפער מסעיף זה מסתכם אפוא בכ-1.7 מיליארד ש"ח לפי הפירוט הבא :

- מסים שתוכננו אך לא נכנסו לתוקף או שנכנסו לתוקף באיחור: חלק מביטולי פטורים שתוכננו בתקציב המקורי של שנת 2005 לא אושרו על ידי הכנסת (הגבלת הפרשת המעביד לקרן השתלמות לתקרת שכר של 7,000 ש"ח, ביטול הזיכוי לעובדי משמרות, ביטול הזיכוי על הפרשות העובדים לפנסיה תקציבית וביטול הפטור ממע"מ באילת) או אושרו חלקית או בתחולה מאוחרת (מיסוי הכנסות מהימורים, זיכוי מעבידים באילת, ביטול ניכוי מע"מ תשומות על רכב מסחרי). הפחתה לעומת המתוכנן - 2.0 מיליארד ש"ח.

- הפחתות שבוצעו אך לא נלקחו בחשבון בתכנון המקורי - במהלך שנת 2005 הוחלט על ביטול מס הקניה על משאיות, ביטול מס הרכישה לדירות עד 550.000 ש"ח והפחתת המע"מ מ-17% ל-16.5%. הפחתה לעומת המתוכנן - 0.4 מיליארד ש"ח.

- מאידך נכנסו לתוקף העלאות מיסים מעבר למתוכנן - הועלה מס הקנייה על מוצרי טבק, בוטלה הטבת המס לרכבי שטח ולג'יפים והועלה הבלו על הסולר כשלב ראשון לקראת השוואת הבלו על הסולר והבלו על הבנזין. תוספת לעומת המתוכנן - 0.7 מיליארד ש"ח.

תחזית Ex Post לשנת 2005

בשלב זה, לפני שנלקחה בחשבון הגבייה בפועל בשבעת החודשים הראשונים של השנה, מתקבלת תחזית גבייה Ex Post לשנת 2005, בהיקף של 160.1 מיליארד ש"ח.

התאמה לגבייה בפועל עד חודש יולי 2005

פריסת התחזית Ex Post לחודשים - בהתחשב בעונתיות הגבייה בעבר ובהתחשב בהתפתחות הצפויה של שינויי החקיקה ושל המדדים המקרו כלכליים במהלך שנת 2005, פרסנו את התחזית של 160.1 מיליארד ש"ח ל־12 חודשים בשנת 2005 (ראה לוח 3).

השוואת התחזית החודשית לגבייה בפועל בחודשים ינואר עד יולי 2004 - עד חודש אפריל, הגבייה בפועל הייתה נמוכה בכ־0.6 מיליארד ש"ח לעומת התחזית Ex Post, אך הגבייה בחודשים מאי–יוני הייתה גבוהה במיוחד והסתכמה בכ־1.9 מיליארד ש"ח. הגבייה בפועל בחודש יולי הייתה דומה לתחזית, כך שבתקופה ינואר–יולי נוצר עודף של כ־1.3 מיליארד ש"ח לעומת התחזית Ex Post. המשך מגמה זו עד סוף השנה משמעותו עודף שנתי של כ־1.9 מיליארד ש"ח לעומת התחזית Ex Post, כך שהתחזית המתוקנת לשנת 2005 תהיה 162.0 מיליארד ש"ח. חלק מפער זה מוסבר בגידול במאמצי הגבייה של רשות המסים.

לוח 3

הפער בין הגבייה בפועל לתחזית Ex Post בחודשים ינואר-יולי 2005

(במיליוני ש"ח)

	פריסת תחזית Ex Post	גבייה בפועל	פער	פער מצטבר
ינואר	13,650	13,656	6	6
פברואר	12,700	12,416	-284	-278
מארס	14,100	14,281	181	-97
אפריל	12,450	11,936	-514	-611
מאי	14,250	15,519	1,269	657
יוני	12,100	12,745	645	1,302
יולי	14,250	14,281	31	1,333
אוגוסט	13,350			
ספטמבר	13,850			
אוקטובר	12,950			
נובמבר	13,050			
דצמבר	13,400			
ינואר-דצמבר	160,100			

התחזית לשנת 2005

על פי התחזית המתוקנת, יסתכמו כאמור הכנסות המדינה ממסים בכ־162.0 מיליארד ש"ח, עלייה ריאלית של כ־6% לעומת שנת 2004 ובניכוי שינויי החקיקה והפרשי עיתוי של החזרי המס, עלייה ריאלית של כ־8%. השנה היה הגידול בגבייה מהיר יותר במיסים ישירים - כ־12%, בעוד שהמיסים העקיפים גדלו בשיעור ריאלי של כ־4%.

משמעות התחזית המתוקנת לגבי צפי הגבייה בחודשים אוגוסט-דצמבר 2005

התחזית המתוקנת לשנת 2005 הוכנה כאמור בסוף חודש יולי 2005, על בסיס הגבייה בפועל בשבעת החודשים הראשונים של השנה.
בחודשים ינואר-יולי 2005 עלו ההכנסות ממסים בשיעור ריאלי של 7.3%, לעומת התקופה המקבילה אשתקד. בשיעורים אחידים, דהיינו, בניכוי שינויי החקיקה ובניכוי הפרשי עִתוי של החזרי מס, תלה עלייה ריאלית של 9.6%, שיעור כפול משיעור הגידול הריאלי בתוצר. מקובל שבעת צמיחה מהירה, גביית המסים גדלה בשיעור מהיר עוד יותר, אולם נראה שפער כה גדול בשיעורי הגידול אינו בר קיימא, ואנו צופים ששיעור הגידול בגביית המסים יואט לכ־5.5% בחודשים אוגוסט-דצמבר 2005.

לוח 4

הכנסות המדינה ממסים בשנים 2004-2005 ביצוע עד חודש יולי ותחזית לסוף שנה

(במיליארדי ש"ח ובאחוזים)

	ינואר-יולי		אוגוסט-דצמבר		סך שנתי				
	2004	2005	2004	2005	2004	2005	ינואר-יולי	אוגוסט-דצמבר	סך שנתי
סך הכל	87.8	94.9	63.6	67.1	151.4	162.0	7.6	3.8	5.9
אגף מס הכנסה	47.0	51.5	32.7	35.2	79.7	87.0	9.4	5.9	8.0
שכירים ומסי שכר	29.9	29.7	19.0	19.6	48.9	49.3	-1.2	1.4	-0.2
חברות ועצמאיים	14.8	18.7	10.8	12.7	25.6	31.4	25.6	15.7	21.4
ניכויים משוק ההון	1.2	1.3	0.6	0.8	1.8	2.1	7.7	31.2	15.5
מסי נדל"ן	2.2	3.0	1.6	1.7	3.8	4.7	35.6	4.5	22.6
התאמה להגדרות תקציב	-1.1	-0.9	0.7	0.4	-0.4	-0.5			
אגף המכס	38.2	40.5	28.4	29.5	66.6	70.0	5.4	2.2	4.1
מע"מ	25.9	27.5	18.7	19.0	44.6	46.5	5.5	0.0	3.2
מסי יבוא אחרים	6.6	7.2	5.3	5.7	11.9	12.9	8.4	5.8	7.3
מסים מקומיים אחרים	5.9	6.1	4.2	4.5	10.1	10.6	2.8	5.4	3.9
התאמה להגדרות תקציב	-0.2	-0.3	0.2	0.3	-	-			
אגרות	2.6	2.6	2.5	2.4	5.1	5.0	-0.6	-5.6	-2.9

תחזית ההכנסות ממסים בשנת 2006

הכנסות המדינה ממסים בשנת 2005 יסתכמו כאמור, על פי התחזית המתוקנת, ב־162.0 מיליארד ש"ח, עלייה ריאלית של כ־6% לעומת שנת 2004.

הגבייה בשנת 2005 הושפעה ממבצעים של רשות המסים לגביית חובות מסים ישירים (מס הכנסה ומסי נדל"ן) שהביאו לכך שאומדן הביצוע לשנה זו גבוה מהתחזית Ex-Post בכ־2 מיליארד ש"ח. בשם הזהירות אנו רואים בתוספת זו גבייה חד פעמית. בניכוי הגבייה החד פעמית בגין מאמצי גבייה מיוחדים, הגבייה בשנת 2005, המהווה בסיס לתחזית לשנת 2006, הסתכמה אפוא ב־160.0 מיליארד ש"ח.

על סכום זה יש להוסיף תוספת של כ־11.4 מיליארד ש"ח בגין גידול נומינלי בבסיסי המס ולהפחית כ־3.4 מיליארד ש"ח בגין שינויי חקיקה.

לסיכום, מתקבלת תחזית הכנסות ממסים לשנת 2006 של 168 מיליארד ש"ח.

לוח 5
תחזית הכנסות המדינה ממסים בשנת 2006
(במיליארדי ש"ח)

	סך-הכול	מסים ישירים	מסים עקיפים	אגרות
אומדן גבייה בשנת 2005	**162.0**	**87.0**	**70.0**	**5.0**
תיקון בסיס בגין מאמצי גבייה מיוחדים	-2.0	-2.0	0.0	0.0
גבייה בשנת 2005 לאחר תיקון (בסיס התחזית ל-2006)	160.0	85.0	70.0	5.0
השפעת שינויים בבסיסי המס (צמיחה)	11.4	6.5	4.6	0.3
השפעת שינויי חקיקה	-3.4	-2.9	-0.5	0.0
תחזית גביית לשנת 2006	**168.0**	**88.6**	**74.1**	**5.3**

המקור: מינהל הכנסות המדינה

תחזית ההכנסות ממסים ישירים לשנת 2006

ההכנסות ממסים ישירים בשנת 2006 יסתכמו ב-88.6 מיליארד ש"ח, בדומה לרמת הגבייה הריאלית בשנת 2005 (ראה לוח 6). הדבר נובע כאמור ממאמצי גבייה חד פעמיים בשנת 2005 ומהפחתת שיעורי המס בגין שינויי חקיקה בשנת 2006. לעומת זאת, תרומת השינוי בבסיסי המס (הצמיחה) תסתכם בכ-6.5 מיליארד ש"ח, לפי הפירוט הבא:

מסי שכר – בשנת 2005, יגדל השכר הממוצע למשרת שכיר בשיעור נומינלי של 4.4%, ואילו מספר המועסקים הישראלים יגדל ב-3.1%, כך שסך השכר יגדל ב-7.6%. נוסף על כך צפוי עדכון של כ-2% במדרגות המס בינואר 2006, בהתאם לגידול במדד המחירים לצרכן במשך שנת 2005. שילוב של עלייה בשכר הממוצע ב-4.4% ועדכון מדרגות המס ב-2% בלבד יגדיל את שיעורי המס האפקטיבי. העלייה בשכר ובשיעור המס האפקטיבי תביא לתוספת של 3.9 מיליארד ש"ח בגבייה.

חברות ועצמאיים – בשנת 2006 צפוי גידול נומינלי של כ-7% בתמ"ג העסקי שיתורגם לגידול ברווחיות הסקטור העסקי ויביא לתוספת גבייה של 2.2 מיליארד ש"ח.

ניכויים משוק ההון – צפויה תוספת של כ-0.1 מיליארד ש"ח כתוצאה מגידול בנכסים פיננסיים.

מסי נדל"ן – צפויה תוספת של כ-0.3 מיליארד ש"ח כתוצאה מעלייה בשווי העסקאות בשוק הנדל"ן.

תחזית ההכנסות ממסים עקיפים לשנת 2006

ההכנסות ממסים עקיפים בשנת 2006 יסתכמו ב-74.2 מיליארד ש"ח, גידול ריאלי של כ-3.8% לעומת שנת 2005. שינויי החקיקה יפחיתו את הגבייה בכ-0.5 מיליארד ש"ח, ואילו תרומת השינוי בבסיסי המס תסתכם בכ-4.6 מיליארד ש"ח לפי הפירוט הבא:

מע"מ – בסיס המס הוא הצריכה (צריכה פרטית וקניות של המגזר הציבורי) בתוספת מכירות של דירות חדשות. בסיס זה יגדל נומינלי בכ-6.1%, שהם תוספת של כ-2.8 מיליארד ש"ח.

מסי ייבוא – גביית מס קנייה תלויה בעיקר בייבוא מכוניות שצפוי לגדול נומינלית בכ-10%, בעוד שסך ייבוא הסחורות יגדל נומינלית בכ-8%, כך שהגבייה תגדל בכ-1.2 מיליארד ש"ח.

מיסים מקומיים – בסיסי מסים אלו יגדלו ב-6%, שהם תוספת גבייה של כ-0.6 מיליארד ש"ח.

תחזית ההכנסות מאגרות לשנת 2006

ההכנסות מאֲגרות משרדי ממשלה בשנת 2006 יסתכמו ב-5.3 מיליארד ש"ח.
התחזית לוקחת בחשבון תוספת גבייה של כ-0.3 מיליארד ש"ח בגין הרחבת הפעילות.

לוח 6
הכנסות המדינה ממסים ומתשלומי חובה 2006-2004
(במיליארדי ש"ח)

	2004	2005		2006	אחוז השינוי הריאלי לעומת השנה הקודמת		
	גבייה בפועל	תחזית מקורית	תחזית מתוקנת	תחזית	2004	2005	2006
סה"כ (א+ב+ג)	151,404	161,900	162,000	168,000	5.8	5.9	1.6
א. מסים ישירים (1+2+3+4)	79,738	84,500	87,000	88,600	5.1	8.0	-0.2
1. מס הכנסה	67,576	72,300	73,800	75,300	4.7	8.1	0.3
שכירים	31,968	35,450	32,100	33,600	-2.3	-0.6	2.6
חברות	19,793	19,750	25,000	24,000	28.3	25.0	-5.9
עצמאים	5,761	6,600	6,400	6,500	-13.9	9.9	-0.5
בעלי חברות	8,202	8,500	8,200	8,500	-2.1	-1.1	1.6
[illegible]	1,854	2,000	2,100	2,900		12.1	35.4
2. מסים על הוצאות שכר	8,770	9,300	9,000	9,500	-0.7	1.6	3.5
מס מעסיקים	1,720	1,750	1,750	1,800	10.0	0.7	0.8
מס מקביל	5,330	5,400	5,300	5,600	-3.2	-1.6	3.6
מוסדות פיננסיים	1,720	2,150	1,950	2,100	-2.4	12.2	5.6
3. מסי נדל"ן	3,773	3,400	4,700	4,100	49.5	23.3	-14.5
מס רכוש	138	100	300	100	-0.6	115.1	-67.3
מס רכישה	2,337	2,150	2,700	2,500	61.9	14.3	-9.2
מס שבח	1,180	950	1,600	1,400	56.6	34.2	-14.2
מס מכירה	118	200	100	100	-37.0	-16.1	-2.0
4. התאמות להגדרות התקציב	-383	-500	-500	-500			
ב. מסים עקיפים (1+2+3)	66,571	72,200	70,000	74,100	5.0	4.1	3.8
1. מע"מ	44,616	48,500	46,500	48,500	1.8	3.1	2.2
2. כלל המסים על היבוא	11,870	13,000	12,900	14,100	17.0	7.6	7.1
מכס	1,598	1,700	1,800	2,000	14.8	11.5	8.9
מס קנייה על היבוא	10,272	11,300	11,100	12,100	17.3	6.9	6.8
3. כלל המסים המקומיים	10,085	10,700	10,600	11,500	7.1	4.0	6.3
מס קנייה מקומי	372	400	300	300	0.7	-20.2	-2.0
מס דלק	7,919	8,800	8,700	9,900	9.1	8.7	11.5
מס בולים	883	550	700	400	10.4	-21.5	-44.0
ג. אגרות	5,095	5,200	5,000	5,300	30.7	-2.9	3.9

הערות לוח 6

1) כולל מסים [illegible]

2) [illegible]

תחזית הטבות המס לשנת 2006

הטבות המס לשנת 2006 יסתכמו, על פי התחזית, ב-27.1 מיליארד ש"ח, שהם כ-16% מהכנסות המדינה ממסים או כ-4.7% תוצר. סכום זה נמוך בכ-1.5% תוצר לעומת שנת 2002, כתוצאה מהכבדת נטל המס על ההון (במסגרת הרפורמה במס ההכנסה שנכנסה לתוקף בינואר 2003) ומצמצום או ביטול הטבות שונות שנכנסו לתוקף אחרי שנת 2003 (לתושבי אזורי פיתוח, לילדי הורים נטולי יכולת, לנכים זמניים, למשפחות שבהן אחד מבני הזוג אינו עובד, להכנסות מפרסים ומהגרלות ולהכנסות מהשכרת דירות מגורים).

סכום זה כולל הטבות במסים ממשלתיים בלבד, ואינו כולל הטבות בדמי הביטוח הלאומי או במִסוי של הרשויות המקומיות. מתוך סכום זה יסתכמו ההטבות במס ההכנסה ובמִסי נדל"ן ב-23.0 מיליארד ש"ח, ההטבות במכס ובמע"מ ב-4.0 מיליארד ש"ח וההטבות באגרות בכ-0.1 מיליארד ש"ח.

אילו בוטלו כל הטבות המס, ניתן היה להפחית, לדוגמה, את שיעורי מס ההכנסה על יחידים ב-5 עד 15 נקודות האחוז; את שיעור מס החברות ב-4 נקודות האחוז; את שיעור המע"מ בנקודת האחוז; ואת שיעור מס הקנייה על רכב מ-95% לכ-85%.

בחישוב זה לא הובאו בחשבון ארבעה גורמים :

- השפעות צולבות של ביטול הטבה מסוימת על עלות הטבות אחרות.
- שינויים אפשריים בהתנהגותם הכלכלית של משלמי המס כתגובה לביטול ההטבות.
- עלות אכיפת הגבייה.
- השפעת ביטול ההטבות על חלוקת נטל המס.

החישוב מדגים עד כמה מקיפות הטבות המס, ומה גדול מרחב הפעולה שהיה מתאפשר מביטולן.

אומדן הטבות המס לשנת הכספים 2006

(באלפי ש"ח)

סך הכל	**27,120**		
מסים ישירים	**23,040**		
הטבות לגורמי ייצור	3,300		
החוק לעידוד השקעות הון ,		2,000	
- כללי			100
- משקיעי - חוץ			500
- מסלול חלופי			1,400
מחקר ופיתוח , חיפושי נפט וסרטים		50	
זיכוי לעובדי משמרות		150	
החוק לעידוד התעשייה		-	
הטבות לשוק ההון	13,700		
מס מוגבל ל-20% על רווחי הון (לא כולל בורסה)		800	
פחת מואץ		300	
קופות גמל, נטו ,			
- הטבות בעת ההפקדה		6,400	
- בניכוי מסוי בעת המשיכה			8,000
קרנות השתלמות			-1,600
הכנסה מריבית על אפיקים צמודים		2,500	
הכנסה מריבית על אפיקים לא צמודים (החלק הריאלי)		3,000	
רווחי הון בבורסה		600	
דחיית מס בחלוקת אופציות לעובדים		1,200	
רווחה ופיזור אוכלוסייה	3,600		
פטור ממס הכנסה למלכ"ר		-	
פטור לקצבאות משרד הביטחון		400	
פטור לקצבאות הביטוח הלאומי		1,500	
- קצבאות ילדים			850
- קצבאות זיקנה ושארים			550
- קצבאות אחרות			100
זיכוי לעולים חדשים		30	
זיכוי בשל הוצאות רפואיות		30	
זיכוי לנטולי - יכולת		30	
זיכוי לתרומות		160	
הטבות לעיוורים ולנכים		200	

אומדן הטבות המס לשנת הכספים 2006 (המשך)

(באלפי ש"ח)

סך הכל		
זיכוי לתושבים באזורי פיתוח		630
זיכוי למעבידים באילת		80
הטבות למשפחה (פרט לפטור על קצבאות ילדים)	1,720	
זיכוי למשפחות חד -הוריות		60
חצי נקודת זיכוי לנשים		550
זיכוי בגין ילדים (לרבות במשפחות חד-הוריות)		1,080
זיכוי בגין בן זוג לא עובד		30
הטבות שונות במס הכנסה	660	
הכנסות מהימורים		190
פטור להשכרת דירות מגורים		350
חיילים משוחררים		40
ספורטאים ועיתונאים זרים		20
סטודנטים		60
• הטבות במיסי נדל"ן		
הנחות במס רכישה		0
• פטור ממס שבח לדירת מגורים		0
מס שבח מוגבל לנכסים היסטוריים		200
• מס שבח מוגבל ל-25%		400
מסים עקיפים	3,980	
• מכס ומס קנייה	980	
עולים חדשים		70
תושבים חוזרים		10
תיירים ישראלים		250
חלקים לרכב (כריות אויר ו-ABS)		500
פטורים מותנים		150
מס ערך מוסף	3,000	
פירות וירקות		1,650
שירותי תיירות		900
תוק אילת		450
אגרות	100	

המקור: מינהל הכנסות המדינה

* האומדן מותנה באישור הצעות החקיקה, שהגישה הממשלה במסגרת תקציב 2006, על ידי הכנסת.

ההטבות כהוצאות תקציביות

הטבות המס, או בשמן האחר "הוצאות המס" (Tax Expenditures), מוגדרות כהפסד הכנסות הנובע מפטורים או מהנחות במסים, הניתנות לקבוצות מסוימות של אזרחים או של פעילות כלכלית. להלן סיווג של הטבות המס:

סוג ההטבה	הגדרה	דוגמאות
פטור	הכנסה או עסקה פטורה מכל מס	פטור ממע"מ על צריכת פירות וירקות טריים
ניכוי	הפחתה של הוצאה פרטית או של חיסכון מההכנסה החייבת	ניכוי של הפרשה לקופת גמל
זיכוי	הפחתה של המס	זיכוי בגין תרומה למוסד ציבורי
שיעור מס מופחת	מס מופחת על הכנסה או על העסקה	מס חברות על מפעלים מאושרים
דחיית תשלום המס	דחיית מועד תשלום המס	פחת מואץ גבוה מהפחת הכלכלי

המושג "הוצאות מס" פותַח בסוף שנות ה-60 במשרד האוצר האמריקני על ידי פרופסור Stanley Surrey, ומשנת 1974 חַייב הקונגרס לכלול דיווח על הטבות המס בתקציב הממשל הפדרלי. בסך הכול, 14 מדינות מה-O.E.C.D מפרסמות תקציב הוצאות מס וכן מרבית המדינות ואף חלק מהערים שבארה"ב. בישראל מצורף דיווח דומה לתקציב המדינה, החל משנת 1986 (על פי סעיף 2(ב)(2) לחוק יסודות התקציב - 1985).

פירוט הדיווח אודות הטבות מס שונה ממדינה למדינה, אולם השאיפה היא שדוח כזה יכלול, ככל שהמידע קיים, את הפרטים הבאים :

- רשימה של הטבות מס
- עלות של כל הטבה
- הנהנים מההטבה (לפי עשירוני הכנסות או כל משתנה רלוונטי אחר - מין, מעמד בעבודה, אזור גיאוגרפי וכדומה)

- מטרת ההטבה והאם היא משיגה את יעדה ("מועילות")
- האם השגת היעד היא בעלות אופטימלית ("יעילות")
- האם שלטונות המס דואגים שלא ייעשה שימוש לרעה בהטבה (ביקורת זכאות).

ההקלות במס נועדו להשיג יעדים כלכליים או חברתיים. לעתים ההקלה נועדה לעקוף קושי מינהלי, לדוגמה - דחיית מִסוי רווחי הון למועד המימוש בגלל הקושי לאמוד רווחים אלה בעת הצבירה. הקלה במס יכולה להינתן בדרך של צמצום בסיס המס או בהפחתת שיעורו. אף בדחיית תשלום המס גלומה הטבה השווה לקבלת הלוואה ללא ריבית.

היתרונות והחסרונות של הטבות המס ככלי מדיניות

כאשר מתגלה כשל שוק המצדיק התערבות ממשלתית שתטיב עם סוג אוכלוסייה או סוג פעילות כלשהי, נשאלת השאלה באיזו דרך רצוי לבחור כדי להעביר את ההטבה - הטבת מס או הוצאה ישירה. יש הטוענים כי להוצאות מס יש יתרון על פני הוצאות תקציביות בכך שמנגנון המס יכול לחלק את ההטבות לאוכלוסייה רחבה ובעלות נמוכה, אולם נראה שטיעון זה אינו עומד תמיד במבחן המציאות. מחד גיסא, מנגנון של תלוקת תשלומי ההעברה עשוי להיות לא פחות יעיל משיטת הטבות המס (למשל חלוקת קצבאות ילדים על ידי המוסד לביטוח לאומי), ומאידך גיסא, חלוקה דרך מנגנון המס עלולה לצרוך משאבים יקרים לבקרת הזכאות לאותה ההטבה, מה עוד שמיומנות שלטונות המס היא בגביית מיסים ולא בהכוונת פעילות כלכלית או בפיזור אוכלוסייה לפריפריה.

בצד החסרונות, נשמעת לעתים הטענה שהנהנים העיקריים מהטבות המס הם השכבות המבוססות. לדוגמה, הקלה במס הכנסה מפלה לרעה את העניים הנמצאים מתחת לסף המס. ניתן כמובן להתגבר על חיסרון זה על ידי הפעלת שיטת מס הכנסה שלילי.

חיסרון נוסף של הטבות מס הוא הנטל שהן מטילות על שלטונות המס, הנאלצים להקדיש חלק מתקציבם למניעת השימוש לרעה בהקלות מס, ועל מקבלי ההטבות הנדרשים להוכיח את זכאותם. ככל שאי הוודאות המשפטית גדלה, עולה העלות למשק. לדוגמה, חברות מאושרות על פי חוק עידוד השקעות הון זוכות לשיעור מס חברות מופחת ואף לפטור ממס חברות, בתנאי שעמדו בתנאים מסוימים. השילוב של הטבות משמעותיות ואי הוודאות בעמידה בתנאי הזכאות גורם לחיכוכים ולמחלוקות בין שלטונות המס והנישומים ופוגע בדבר שרצו לעודד - השקעות ותעסוקה.

החיסרון הגדול של הטבות המס נובע מהיעדר דיון ציבורי בתועלת שבהן, ומכך שהן אינן זוכות לאישור תקופתי, להבדיל מתקציב ההוצאות של הממשלה, המאושר בחוק הכנסת מדי שנה. סעיף ההקלות לכריות אוויר ולמערכת ABS הוא דוגמה טובה לחיסרון של הטבות מס. משניתנה הטבה זו, אין דיון תקופתי על תועלתה או יעילותה, למרות השינוי בתנאי השוק. בעבר, בעת חדירת אביזרים אלה לשוק, היה אולי היגיון בהטבה שנועדה לעודד את רכישתם משיקולי בטיחות. כיום, הם הפכו למעין תקן ומרבית כלי הרכב מצוידים בכריות אוויר

ו/או מערכת ABS, כך שהיה עדיף לבטל את ההטבה, תוך הקטנת שיעור מס קנייה על כלי רכב.

תקציב הוצאות המס נועד אפוא לכַמת עלויות אלה ולפרסמן, על מנת שניתן יהיה להשוות בין הטבת מס לבין הוצאה תקציבית ישירה, אולם מטרה זו טרם הושגה. למרות הזמן הרב שעבר מפרסום תקציב הוצאות המס לראשונה, השוואת הטבת מס מול הוצאה ישירה היא נדירה בישראל ואף בעולם.

עדיפות הפחתת המסים לכלל על פני הטבות ייחודיות

הטבת מס מטיבה אמנם עם מקבליה, אך היא מעבירה את נטל תשלום המס אל שאר האוכלוסייה ובכך מַרֵעָה את מצבה. הטבות מס משַנות את חלוקת הנטל, אך תוך כדי כך מסרבלות את חוקי המס, מעודדות התחמקות והימנעות מתשלום מס אמת, פוגעות ברווחת כלל הציבור והמשק ומסתירות את ההיקף האמיתי של מעורבות הממשלה במשק.

מכאן, שרפורמה המשלבת את הפחתת שיעורי המס לכלל האוכלוסייה עם ביטול הטבות עדיפה לקבוצות אוכלוסייה ייחודיות. רפורמות מסוג זה, במינונים שונים, בוצעו בישראל בשנת 1975 ובשנת 2003, בארה"ב הן בוצעו בשנת 1986, ולאחר מכן גם בחלק גדול ממדינות המערב.

משנת 1990 עד שנת 2002 נעשו בישראל ניסיונות רבים להקטין את היקף הטבות המס, ניסיונות שעלו יפה רק בחלקם. מחד גיסא, בוטלו או הופחתו ההטבות לתלמידים במוסדות להשכלה גבוהה; לעובדים במשמרות; להוצאות רפואיות; לחיילים משוחררים (ההטבה הוחזרה החל משנת 2000); להנחות ממעביד לעובדיו; לעולים חדשים המקבלים סל קליטה; ולבעלי עניין בחברה תעשייתית בגין רווחי הון שצמחו בטרם הונפקה החברה בבורסה. בשנת 1997 הוטל מס הכנסה על רשות, הנמלים והרכבות ועל רשות שדות התעופה ובוטל הפטור למזגנים לרכב; בשנת 1998 צומצם הזיכוי ממס קנייה על כריות אוויר ומערכות ABS (תוך כדי ביטול ההזדקקות למסמכים המעידים על ערכם של אביזרים אלה); משנת 1999 חייבים בעלי שליטה בחברה במס רווחי הון על אחזקותיהם בבורסה; בשנת 2000 חויבו הפרשות המעביד לקצבה מעל פי ארבעה מהשכר הממוצע במס בידי העובד; ובשנת 2002 נקבע שהחל משנת 2005 תבוטל בהדרגה ההטבה במס שבח על נכסים שנרכשו עד שנת 1960 והנמצאים בבעלות חברות או בבעלות יחידים שקיבלו את הנכס בפירוק חברה (יחידים או אגודות שיתופיות ימשיכו ליהנות מהמס המופחת על נכסים שנרכשו עד שנת 1960).

לעומת זאת, עד שנת 2002, נכשלו רוב הניסיונות להקטין את הטבות המס המשמעותיות. כך בשוק ההון, בקצבאות זקנה וילדים, במס ערך מוסף על פירות וירקות ועל שירותי תיירות ובהכנסות מהימורים ומהגרלות. בתחומים אחרים אף חלה במשך השני, נסיגה והורחבו הטבות המס - ניתנה חצי נקודת זיכוי לנשים; הורחבה תחולתו של חוק אילת; נחקק חוק אזורים חופשיים לייצור; ניתן ניכוי לעצמאים בגין הפרשות לקרנות השתלמות; ניתן זיכוי לחיילים משוחררים; הועלו שיעורי הזיכוי למתגוררים בקו העימות; ניתנו הקלות לתושבי עכו ולתושבי הנגב; והועלתה תקרת הזיכוי לתרומות עד ל-2 מיליון ש"ח (רטרואקטיבית החל משנת 2000).

על רקע זה יש לראות בשנת 2002 נקודת ציון חשובה. בשנה זו התקבל החוק לתיקון מקיף לפקודת מס הכנסה ("הרפורמה") אשר כלל שינויים מהותיים במס הכנסה על יחידים בישראל – הפחתה הדרגתית בשנים 2003 עד 2006 בשיעורי המס על עבודה יחד עם צמצום של הטבות המס הניתנות להכנסות מהון ומעבר משיטת מס טריטוריאלית לשיטת מס פרסונלית.

בנוסף לרפורמה הוטל בשנת 2002 מס על שווי ההטבה הגלומה בשימוש פרטי בטלפונים סלולריים. בשנת 2003 צומצם הזיכוי ממס לתושבי אזורי פיתוח; בוטל הזיכוי בגין הורים נטולי יכולת ולנכים זמניים; הוטל מס על זכיות בהימורים, בהגרלות ובפרסים (מעל תקרה של 70,000 ש"ח לזכייה); וצומצמו ההטבות במיסוי עקיף לעולים ולתושבים חוזרים.

למרות השינוי לטובה שחל בשנת 2002, הניסיון הבינלאומי והישראלי מלמד שקשה לבצע ולהתמיד בביטול הטבות. קבוצות לחץ העלולות להפסיד ממהלך זה חזקות דיין כדי לצמצם את ההפסד ולהחזיר לעצמן את ההטבה שאבדה. לעומת זאת, לכלל הציבור הנפגע מההטבות הספציפיות אין בדרך כלל שדולה או אמצעי לחץ.

תחזית ההטבות במסים ישירים

בשנת 2006 יסתכמו ההטבות במס ההכנסה ובמסי נדל"ן ב־23.0 מיליארד ש"ח, לפי הפירוט הבא:

	במיליארדי ש"ח	באחוזים
השקעות הון ומשכורות	3.3	14
שוק ההון	13.7	60
רווחה ופיזור אוכלוסייה	3.1	13
תחום המשפחה	1.7	7
מיסי נדל"ן	0.7	3
הטבות שונות	0.6	3
סך הכול	23.0	100.0

ההטבות לגורמי הייצור

החוק לעידוד השקעות הון - אומדן הטבת המס מתבסס על ההפרש שבין שיעור מס של 25%, המוטל על חברה בעלת מפעל מאושר, לבין שיעור מס של 31% על חברות רגילות.
חברה שיש בה השקעות חוץ נהנית משיעורי מס מופחתים של 10% עד 20%, בהתאם למשקלה של השקעת החוץ.

"המסלול החלופי" מאפשר לחברה בעלת מפעל מאושר לוותר על מענקים וליהנות משיעור מס אפס למשך שנתיים, שש או עשר שנים, בהתאם לאזור הפיתוח שבו ממוקם המפעל. הטבה זו היא למעשה דחיית מס - בעת חלוקת הרווח, ייגבה מס בשיעור של 25% (בתוספת מס על דיווידנד).

מחקר ופיתוח, חיפושי נפט והפקת סרטים - הוצאות למטרות אלה מותרות בניכוי שוטף, אף שלמעשה אינן הוצאות שוטפות.

זיכוי לעובדי משמרות - עובד במשמרת שנייה או שלישית בתעשייה זכאי לזיכוי מס בשיעור של 15% מהכנסתו, שנבעה מעבודה במשמרות, עד למכסימום של 760 ש"ח לחודש (נכון ל-2005). החל מיולי לא ניתן זיכוי להכנסה ממשמרות, שהיקפה - בצירוף להכנסה הרגילה - עולה על 8,650 ש"ח לחודש (נכון ל-2005).

ב-15 באוגוסט 2004 החליטה הממשלה על ביטול הטבה זו החל משנת 2005, אך חזרה בה מאוחר יותר.

החוק לעידוד התעשייה (מסים) - החוק מאפשר לחברות תעשייתיות לנכות פחת בגין נכסי קניין רוח והוצאות הנפקה ולהגיש דוחות מאוחדים לצרכי מס. אין אומדן כמותי להטבות אלה.

מס מוגבל ל-20% על רווחי הון - על רווחי הון (החלק הריאלי) חל מס מוגבל של 29%. ההטבה היא ההפרש בין שיעור המס השולי לשיעור המס המוגבל. אומדן ההטבה בסעיף זה לא כולל רווחי הון בבורסה ושבח מקרקעין, שאף הם זוכים לשיעור מס מוגבל (ראה להלן).

פחת מואץ - על השקעות בענפי התעשייה, החקלאות והתיירות שיתבצעו במחצית השנייה של שנת 2005 ובשנת 2006 יינתן פחת בשיעור של 100%. אומדן ההטבה פה כולל רק הטבה זו ואינו כולל הטבה הנובעת משיעורי פחת במקומות אחרים העולים על שיעורי הפחת הכלכלי.

ההטבות לשוק ההון

קופות הגמל

בחודש אפריל 2004 התקבל חוק הפיקוח על עסקי ביטוח (תיקון מס' 12), התשס"ד-2004 (ס"ח 1936, מיום 4 באפריל 2004 , עמוד 370). במקביל בוצע תיקון עקיף בפקודת מס הכנסה (תיקון 138) בנושאים הקשורים להטבות מס ביחס להפרשות לקופות גמל ולקרנות פנסיה. על פי תיקון זה, החל משנת 2005 תוקטן התקרה *המזכה מ-9,900 ש"ח לחודש ל-7,000* ש"ח לחודש ויוגדל שיעור הפרשת העובד לקופת גמל מ-5% ל-7%.

קופת גמל לתגמולים

הפרשות המעביד - עד 5% ממשכורתו של העובד עד לתקרת ההכנסה המזכה (7,000 ש"ח לחודש בשנת 2005) ועוד עד 8.33% מהמשכורת לקופת גמל לפיצויים ללא תקרה. הפרשה לתגמולים העולה על התקרה/או על 5% ממשכורתו של העובד תיחשב כהכנסה חייבת בידי העובד במועד ההפרשה.

זיכוי לעובד - זיכוי ממס בשיעור של 25% מהסכומים ששילם העובד לקופת גמל לתגמולים או לביטוח חיים עד ל-5% מההכנסה המזכה לגבי ביטוח חיים או ל-7% מההכנסה המזכה לגבי קופת גמל (עד תקרת ההכנסה המזכה).

ניכוי לעובד עצמאי (לרבות עובד שכיר על רכיבי שכרו שאינו מהווה בסיס להפרשות המעביד) הכנסת עבודה -5% מהכנסתו המזכה שהיא הכנסת עבודה ושלגביה המעביד לא שילם עבורו לקופת גמל לתגמולים או לקצבה, והוא אינו זכאי בשלה לקצבה על פי דין אחר או חוזה. הכנסה שאיננה הכנסת עבודה -7% הכנסה מהכנסתו המזכה שאיננה הכנסת עבודה.

קופת גמל לקצבה

הפרשות המעביד - הפרשה לקופת גמל שאינה קופת ביטוח - עד 14.33% ממשכורתו של העובד (8.33 לפיצויים ו-6% לקצבה) עד לתקרה בגובה ארבע פעמים השכר הממוצע במשק עבור חלק ההפרשה לקצבה; הפרשה לקופת גמל שהיא קופת ביטוח - עד 13.33% ממשכורתו של העובד (8.33 לפיצויים ו-5% לקצבה) עד לתקרה בגובה ארבע פעמים השכר הממוצע במשק עבור חלק ההפרשה לקצבה.

זיכוי לעובד - זיכוי בשיעור של 35% מהסכומים ששילם העובד לקופת גמל לקצבה עד ל-7% מההכנסה המזכה.

ניכוי לעובד עצמאי (לרבות עובד שכיר על רכיבי שכרו שאינו מהווה בסיס להפרשות המעביד) להפרשות המעביד) - הכנסה מעבודה - 5% מהכנסתו המזכה עד לתקרת ההכנסה המזכה שהיא הכנסת עבודה ושלגביה המעביד לא שילם עבורו לקופת גמל לתגמולים או לקצבה, והוא אינו זכאי בשלה לקצבה על פי דין אחר או חוזה; הכנסה שאינה מעבודה - 7% מהכנסתו המזכה שאיננה הכנסת עבודה ועוד אחוז נוסף עבור כל הפקדה מעל לשיעור של 12% מההכנסה האמורה, ועד לניכוי מקסימלי בשיעור של 11%.

קרנות השתלמות

הפרשת המעביד לקרן השתלמות, בשיעור שאינו עולה על 7.5% (או 8.4% לעובדי הוראה), פטורה ממס בידי העובד - עד למשכורת מרבית של 15,712 ש"ח (נכון לשנת 2005).

תִקרת ההטבה צמודה לפעמיים תקרת השכר לצורכי תשלום תוספת יוקר.

ביולי 1985 בוטל הזיכוי של 25% על הפרשת העובד.
החל משנת 1996 הורחבה ההטבה לאוכלוסיית העצמאים, ועצמאי שמפריש לקרן השתלמות עד 2.3% מהכנסתו (עד תִקרה) זכאי לניכוי בשיעור שאינו עולה על 1.5%. בשנת 1997 הועלו שיעורים אלה ל-4.7% ול-3%, והחל משנת 1998 ל-7% ול-4.5%, בהתאמה. תקרת ההטבה לעצמאי גבוהה מזו של העובד השכיר כ-17,600 ש"ח לעומת 15,712 ש"ח כאמור.

הכנסות מריבית

עד שנת 2002 ובשנה זו, אומדן ההטבה בסעיף זה הביא בחשבון את הפטור על הכנסות מריבית באפיקים צמודים וכן את הפטור על הרכיב הריאלי בהכנסות מריבית על אפיקים לא צמודים. החל משנת 2003, הריבית הריאלית באפיקי חיסכון צמודים חייבת במס בשיעור מוגבל של 15% ואילו באפיקים לא צמודים, הריבית הנומינלית חייבת במס בשיעור מוגבל של 10%. החל משנת 2006 שיעורים אלה יועלו ל-20% ול-15% בהתאמה. ההטבה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של מקבלי ההכנסות מריבית.

קשיש יחיד וזוג קשישים זכאים לניכוי מהכנסה זו עד תקרה. כמו כן, משפחות עם הכנסה שנתית נמוכה זכאיות לניכוי מהכנסה מריבית עד תקרה.

האומדן לא כולל את הפטור על הריבית על פיקדונות תושבי חוץ בבנקים ישראליים.

רווחי הון בבורסה

רווחי ההון בבורסה משתנים במידה רבה משנה לשנה. אומדן ההטבה בסעיף זה מבוסס לפיכך על ההנחה כי התשואה ההוֹנית הריאלית, שהציבור הרחב משיג מהשקעתו במניות (ללא דיבידנדים החייבים במס) מגיעה לשיעור שנתי ממוצע של 5%. יש לציין שהתשואה הממוצעת הרב שנתית גבוהה מ-5%, אך היא כוללת את התשואה של בעלי עניין, שלהם תשואה גבוהה מזו של הציבור הרחב.

עד לשנת 1991, נישומים שפרק ב' ל"חוק התיאומים" חל עליהם (בעיקר חברות ויחידים החייבים לנהל פנקסים לפי שיטת החשבונאות הכפולה), היו חייבים רק במס חלקי על רווחיהם הריאליים בבורסה. החל משנת 1992 חויבו נישומים אלה, שאינם בעלי עניין (הכוונה לנישומים שמניותיהם מקנות להם פחות מ-10% מזכויות ההצבעה בחברה) , במס מלא. מצבם של נישומים בעלי עניין, לעומת זאת, לא השתנה עד שנת 1998, אך החל משנת 1999 גם נישומים אלה חייבים במס.

עד שנת 2003, "הציבור הרחב" (נישומים שפרק ב' ל"חוק התיאומים" לא חל עליהם, לא כולל ממשלה, הציבור הזר וקופות הגמל המחזיקים ניירות ערך), לא חויב במס על רווחי הון בבורסה. החל משנה זו, במסגרת הרפורמה, הרכיב הריאלי של רווחי הון אלה חויב בשיעור מס מוגבל של 15%. שנת 2003 הייתה שנת מעבר, שבה במקום המס על הרווח הריאלי, הוטל מס מחזור של 0.5% במחצית הראשונה של השנה ו־1% במחצית השנייה של השנה. בשנת 2006 יועלה שיעור המס ל-20%. ההטבה בסעיף זה היא ההפרש בין שיעור המס המוגבל לשיעור המס השולי של בעלי הכנסות מרווחי הון בבורסה.

דחיית מס בחלוקת אופציות לעובדים

על פי סעיף 102 לפקודת מס הכנסה, ניתן לדחות את מועד ארוע המס לאחר מתן האופציות לעובד. אין בידנו אומדן של ההטבה הגלומה בדחיית תשלום המס.

רווחה ופיזור אוכלוסייה

פטור ממס הכנסה למלכ"ר

מלכ"רים פטורים ממס על הכנסותיהם שלא מעסק. אין נתונים על היקף ההטבה.

פטור על קצבאות משרד הביטחון

פטור על תגמולים ישירים, הניתנים מטעם אגף השיקום במשרד הביטחון למשפחות שכולות, לאלְמנות ולנכים (למעט רכב, דיור ושיקום).

פטור על קצבאות הביטוח הלאומי

קצבאות ילדים - הפטור חושב בהנחה שכל הקצבה תחויב במס המשולם על ידי ראש המשפחה.

קצבאות זקנה ושאירים - הפטור על קצבאות אלה אמור היה להתבטל בספטמבר 1991, על פי החלטת הממשלה, אך היא חזרה בה ולכן הפטור עומד בעינו.

קצבאות אחרות - פטור על קצבאות בגין נכות כללית, נפגעי פעולות איבה, ניידות ומענק לידה. לעומת זאת, דמי אבטלה, דמי פגיעה בעבודה, דמי לידה ותשלומים למשרתים במילואים חייבים במס.

זיכוי לעולים חדשים - עולים חדשים זכאים לשלוש נקודות זיכוי נוספות בשמונה עשר החודשים הראשונים לעלייתם ארצה, לשתי נקודות זיכוי בשנה שלאחר מכן ולנקודת זיכוי אחת בשנה שלאחריה.

זיכוי בשל הוצאות רפואיות - עד ליולי 1990 ניתן זיכוי (בשיעור שבין 25%-35%) על הוצאות רפואיות, בגבולות מסוימים. מאז ניתן הזיכוי רק להוצאות בשל אחזקת קרוב במוסד, בשיעור של 35% מההוצאה העולה על 12.5% מההכנסה החייבת.

זיכוי לנטולי יכולת - עד שנת 2002, נישום שטיפל בהורה, בבן זוג או בילד נטולי יכולת, היה זכאי לשתי נקודות זיכוי, בתנאי שלא ביקש זיכוי בשל הוצאות רפואיות בגין אותו המטופל. החל משנת 2003, ההטבה ניתנת רק להורה שיש לו ילד נטול יכולת.

זיכוי לתרומות - 35% זיכוי (גם לחברות) מסכום התרומה, עד לתִקרה של 30% מההכנסה החייבת או עד ל-480,000 ש"ח לשנה (נכון לשנת 2000), הנמוך מבין שניהם. בשנת 2001 הועלתה (רטרואקטיבית משנת 2000) התקרה ל-2 מיליון ש"ח וניתנה אפשרות לפרוס תרומות העולות על תקרה זו לשנתיים קדימה.
עיוורים ונכים - פטור על הכנסה מיגיעה אישית של עיוורים ונכים עד 41,000 ש"ח לחודש, או על הכנסות אחרות עד 4,910 ש"ח לחודש (נכון לשנת 2004). בסעיף זה היו כלולים, עד חודש יוני 2003, גם בעלי נכות זמנית, כתוצאה ממחלות קשות. החל מיולי 2003, ההטבה מוענקת רק לנישומים עם נכות לתקופה של מעל לשנה. נכים עם נכות לתקופה של בין חצי שנה לשנה מקבלים הטבה מוקטנת.

זיכוי לתושבים באזורי פיתוח - ההנחה ממס ניתנת למתגוררים ביישובי פיתוח שהוגדרו לצורך זה. הזיכוי הוא בשיעורים של 13% עד 25%, בהגבלה של תִקרה. רשימת היישובים הזכאים צומצמה החל מיולי 2003 וההטבה קטנה מכ-1.5 מיליארד ש"ח לכ-0.6 מיליארד ש"ח. במהלך שנת 2005 הורחבה רשימת היישובים הזכאים.

יש לציין שהפטור ממס ערך מוסף באילת אינו נכלל בסעיף זה, אלא בהטבות במסים עקיפים. ראה סעיף מס ערך מוסף בהמשך הפרק.

זיכוי למעבידים באילת - כדי להוזיל את עלות העבודה באילת, ניתן למעסיקים זיכוי בשיעור של 20% מההכנסה החייבת של עובדיהם, עד לתִקרת המס שנוּכה משכר עובדים אלה. החל משנת 2003, הטבה זו לא ניתנת בשל העסקת קרוב או בעל שליטה בחברה המעבידה.

החל משנת 2006 יוגבל הזיכוי למס הכנסה שנוכה מכל עובד בנפרד.

ההטבות למשפחה

זיכוי למשפחות חד הוריות ולגרושים - נקודת זיכוי אחת ניתנת לראש משפחה חד הורית (בנוסף לנקודת זיכוי אחת בגין כל ילד) ולגרוש המשתתף בכלכלת ילדיו הנמצאים אצל בן הזוג.

חצי נקודת זיכוי לנשים - נשים, בחישוב שומה נפרד, זכאיות לחצי נקודת זיכוי נוספת; נשים בחישוב מאוחד זכאיות לאותה ההטבה, בתנאי שהן "בן הזוג הרשום".

זיכוי לאימהות עובדות - אישה עובדת, בחישוב שומה נפרד, הייתה זכאית, עד ליולי 1990, לנקודת זיכוי אחת בשל כל אחד מילדיה שלא מלאו לו עדיין 18 שנה. מאז יולי 1990 ועד שנת המס 1995, ניתנה נקודת זיכוי אחת בגין כל ילד אי זוגי בלבד, בעוד שאֵם או אב חד הוריים המשיכו ליהנות מנקודת זיכוי מלאה עבור כל ילד. החל משנת המס 1996 שוב ניתנה לכל אישה, בחישוב שומה נפרד, נקודת זיכוי אחת בגין כל ילד, למעט

ילדים בשנת הולדתם הראשונה ובשנה שמלאו להם 18, אשר בגינם ניתנת חצי נקודה זיכוי בלבד. זוג, בחישוב שומה מאוחד, זכאי לרבע נקודת זיכוי בשל ילדיו שלא מלאו להם 18 שנה.

זיכוי בגין בן זוג שאינו עובד – אדם שכלכלת בן זוגו מוטלת עליו זכאי לנקודת זיכוי אחת. (אישה הדורשת נקודות זיכוי בגין ילדיה, זכאית לחצי נקודת זיכוי בלבד כאשר כלכלת בן זוגה מוטלת עליה).

על פי תיקון החקיקה במסגרת התכנית הכלכלית לשנת 2005 , זיכוי זה בוטל החל משנת 2005.

פטור על הכנסות מהימורים, הגרלות ופרסים – עד יולי 2003, הכנסה מהימורים, מהגרלות ומפרסים הייתה פטורה ממס. ביולי 1996 החליטה הממשלה להטיל מס על הכנסות העולות על 1,000 ש"ח שהתקבלו מהימורים ומהגרלות, אך החלטה זו לא מומשה בפועל. החל מיולי 2003, כל זכייה העולה על 70,000 ש"ח, (סכום זה הופחת ל-50,000 ש"ח בשנת 2005), חייבת ב-25% מס.

פטור משכר דירה – שכר דירה מהשכרת דירת מגורים פטור ממס עד לסכום חודשי של 7,390 ש"ח (נכון לשנת 2004). בשנת 2005 ובשנת 2006 יקטן סכום זה ל-5,540 ש"ח ול-3,695 ש"ח, בהתאמה. מעל לסכום זה פוחת הפטור שקל כנגד שקל.

זיכוי לחיילים משוחררים – החל משנת 2000, חיילים ומתנדבים בשירות לאומי ששירתו 24 חודשים לפחות זכאים לשתי נקודות זיכוי נוספות לתקופה של שנתיים מיום שחרורם. מי ששירת בין 12 ל-24 חודשים זכאי לנקודת זיכוי אחת.

ספורטאים ועיתונאים זרים – אלה זכאים, במשך שלוש השנים הראשונות לשהותם בארץ, לנכות מהכנסתם החייבת את דמי השכירות ואת הוצאות האירוח ששילמו בישראל. על הכנסתם לאחר ניכויים אלה, עליהם לשלם מס בשיעור של 25% בלבד.

סטודנטים – החל משנת 2005 תינתן חצי נקודת זיכוי במשך שלוש שנים למקבלי תואר ב.א. או למקבלי תעודת הוראה ובמשך שנתיים נוספות למקבלי תואר מ.א.

ההטבות במִסי נדל"ן

הטבות במס רכישה

מס הרכישה מופחת לנכה, נִפגע, בן משפחה של נִספה ועולה חדש (עד תִקרה שנקבעה). גם במכירה ללא תמורה, מיחיד לקרובו, ניתנת הנחה של שני שלישים לעומת השיעור הרגיל.

הטבות במס שבח

הטבות במס שבח לדירות מגורים – לפי חוק מס שבח, רשאי בעל דירת מגורים אחת למכור אותה אחת ל-18 חודשים בפטור מלא ממס שבח. מי שברשותו יותר מדירת מגורים אחת, רשאי למכור בפטור ממס דירת מגורים אחת, פעם בארבע שנים.

כיוון שרוב דירות המגורים נמכרות בפטור ורק מיעוטן חייב במס שבח, כימות ההטבה הוא חסר משמעות ואינו מובא כאן.

הטבות במס שבח לנכסים היסטוריים - נכסים שנרכשו עד 1960 חייבים בעת מכירתם במס שבח מוגבל, בין 12% ל-24% בלבד. החל משנת 2005 תצומצם הטבה זו בהדרגה לנכסים שבידי חברות.

מס מוגבל ל-25% על שבח מקרקעין - על השבח (החלק הריאלי) חל מס מוגבל של 25% (שיעור זה יופחת אף ל-20% החל משנת 2007). ההטבה היא ההפרש בין שיעור המס השולי לשיעור המס המוגבל.

תחזית ההטבות במסים עקיפים

בשנת 2006 יסתכמו הטבות המס באגף המכס והמע"מ ב-4.0 מיליארד ש"ח: 1.0 מיליארד ש"ח במכס ובמס קנייה ו-3.0 מיליארד ש"ח במע"מ.

מכס ומס קנייה

עולים חדשים - אומדן ההפסד מההנחה במסים עקיפים לעולים מבוסס על הטבה מרבית של 10,000 ש"ח למשפחת עולים מארצות הרווחה (משפחת עולים מארצות מצוקה זכאית למענק מכס, אך להטבות מס פחותות), למעט מכוניות, ועוד 20,000 ש"ח בממוצע עבור מכונית.

עד לשנת 2004, שילם עולה חדש מס מופחת בשיעור של 25% בתוספת מע"מ בעת רכישת רכב בנפח מנוע של עד 1750 סמ"ק ו-50% בתוספת מע"מ בעת רכישת רכב בנפח מנוע גדול יותר (זאת בהשוואה לשיעור המס הכללי של 95% עד 109%). החל משנת 2005 שיעור המס יהיה 50% בתוספת מע"מ ללא הבדל נפח מנוע.

כמו כן בוטל, החל משנת 2005, הפטור ממס ערך מוסף שניתן לעולים ולתושבים חוזרים בעת רכישת רהיטים שיוצרו בישראל.

תושבים חוזרים - עד שנת 2004, תושבים חוזרים ששהו מעל לשנתיים בחו"ל זכו להטבות במכס ובמס קנייה. משנת 2005, הטבות אלו יינתנו רק לשוהים בחו"ל מעל 6 שנים.

תיירים - ישראלים מעל גיל שנתיים החוזרים מחו"ל, פטורים ממכס וממס קנייה על סחורה שהביאו עימם לצריכה עצמית, בשווי של עד 200 דולר.

חלקים לרכב - רכב המצויד בכריות אוויר ובמערכת ABS נהנה מזיכוי במס קנייה של עד 4,200 ש"ח. עלות הטבה זו גדלה בשנים האחרונות יחד עם השכיחות של אביזרים אלה בכלי רכב חדשים.

פטורים מותנים - ניתנים במכס ובמס קנייה במקרים כגון: פטור למוסדות להשכלה גבוהה על ייבוא חומר מדעי וחינוכי, פטורים על פי אמנות בינלאומיות או פטור למוסדות בריאות.

מס ערך מוסף

מס ערך מוסף בשיעור אפס חל על צריכת פירות וירקות טריים, וכן על צריכה של תיירים זרים בבתי מלון (וברכישת שירותים ומוצרים נוספים על ידי תיירים זרים).

גם הצריכה באזור אילת (פרט לצריכת מוצרים בני קיימא וסיגריות) פטורה ממס ערך מוסף. על פי החלטת הממשלה מיום 15 באוגוסט 2004 , פטור זה אמור היה להתבטל החל משנת 2005, אלא שהחלטה זו לא אושרה על ידי הכנסת.

תחזית הטבת המס באגרות

החל משנת 1994 מוטלת אגרה על המשתמשים האזרחיים בתדרים לשידור, ובשנת 1995 הורחבה תחולתה לחברות הטלוויזיה בכבלים. מערכת הביטחון (כולל המשטרה), המשתמשת העיקרית בתדרים, ממשיכה ליהנות מפטור.

חלק ה

תכנית תקציב רב-שנתי

מונחת על שולחן הכנסת

התקציב הרב-שנתי

התקציב הרב־שנתי לשנים 2006–2008 פורט ברמה של "מעטפות". כל "מעטפה" כוללת סוג של הוצאות עם מאפיינים משותפים. בהתאם ל"חוק יסוד: משק המדינה", משמשת תכנית התקציב הרב־שנתי בסיס לתקציב המפורט בשנת התקציב העוקבת.

תכולת המעטפות

התקציב הרגיל

משרדי הממשלה	כל ההוצאות המינהליות של משרדי הממשלה
ביטחון וביטחון הפנים	הוצאות מערכת הביטחון, הוצאות חירום אזרחיות, תיאום הפעולות בשטחים, משטרה, שירות בתי הסוהר ומשק הדלק לשעת חירום
שירותי חברה ורשויות מקומיות	הוצאות מערכת החינוך, ההשכלה הגבוהה, הבריאות, העבודה והרווחה, וכן תשלומים לרשויות המקומיות
תשלומי העברה לפרטים	העברות האוצר למוסד לביטוח לאומי, גמלאות ופיצויים לעובדי המדינה וכן תגמולים לנכים
תמיכה במחירי מוצרים ושירותים	בעיקר סבסוד המים לחקלאות והתחבורה הציבורית
קליטה ישירה	הוצאות ישירות לקליטה, כגון "סל הקליטה"
מענקי שיכון	מענקים לעולים ולזכאים אחרים לרכישת דירות ולתמיכות בשכר דירה
עידוד המגזר העסקי	הוצאות בגין החוק לעידוד השקעות הון, מענקי מתקר ופיתוח ומענקים לענפי החקלאות
תשלום ריבית וסבסוד האשראי	תשלומי ריבית על חובות פנימיים ותיצוניים של המדינה
רזרבות הרזרבה הכללית	רזרבות הרזרבה הכללית

תקציב הפיתוח וחשבון הון

השקעות בתשתית	השקעות הממשלה בתשתית הכבישים, במים, בתעשייה, בכיתות הלימוד, במוסדות בתחום הבריאות ובמבני ממשלה
השקעות בשיכון	השקעות משרד הבינוי והשיכון בתשתית ובדיור
משכנתאות	משכנתאות לזכאים, לעולים ולוותיקים
אשראי סיוע	אשראי סיוע למגזר העסקי ולפיתוח מפעלי ביוב
תשלום חובות	תשלומי קרן על חובות פנימיים וחיצוניים של המדינה

תכנית התקציב הרב־שנתי*
(באלפי ש"ח)

	הצעת התקציב לשנת 2006	תכנית התקציב לשנת 2007	תכנית התקציב לשנת 2008
סך-הכול כללי	**271,437,014**	**273,221,374**	**272,074,487**
חלק א: תקציב רגיל	199,972,882	200,863,479	202,846,715
חלק ב: תקציב פיתוח וחשבון הון	71,464,132	72,357,895	69,227,772
חלק א: תקציב רגיל	**199,972,882**	**200,863,479**	**202,846,715**
משרדי הממשלה	14,296,714	13,753,994	13,955,330
ביטחון וביטחון פנים	49,956,911	50,197,075	50,879,049
שירותי חברה ורשויות מקומיות	53,473,464	53,331,645	53,821,809
תשלומי העברה למרכים	32,533,855	32,898,506	33,556,387
תמיכות במחירי מוצרים ושרותים	3,432,821	3,620,314	3,510,176
קליטה ישירה	1,436,106	1,764,327	1,764,327
מענקי שיכון	2,123,539	2,023,539	2,035,539
עידוד המיגזר העיסקי	1,818,434	1,831,051	1,805,092
תשלום ריבית וסיבסוד אשראי	35,531,450	35,873,440	36,349,438
רזרבות	5,369,588	5,369,588	5,369,588
חלק ב: תקציב פיתוח וחשבון הון	**71,464,132**	**72,357,895**	**69,227,772**
השקעות בתשתית	8,215,956	9,474,922	9,965,050
השקעות בשיכון	1,051,895	1,120,567	1,100,316
משכנתאות	2,265,787	2,265,787	2,265,787
אשראי סיוע	845,494	964,619	964,619
תשלום חובות	59,085,000	58,532,000	54,932,000

* לא כולל בנק ישראל.

חלק ו

נספחים

עקרונות חוק התקציב

עיקרי החוק

חוק התקציב השנתי מוגש בהתאם להוראות "חוק יסוד: משק המדינה", שלפיהן ייקבע תקציב המדינה בחוק למשך שנה, ויכלול את ההוצאות הצפויות והמתוכננות של הממשלה. החוק גם קובע שהצעת התקציב תהיה מפורטת ותונח על שולחן הכנסת לא יאוחר מ-60 יום לפני תחילת שנת התקציב.

"חוק יסודות התקציב, התשמ"ה-1985" הוא שהניח את היסוד לחוקי התקציב השנתיים, כדלקמן:

- הפרטים והמבנה של חוק תקציב שנתי
- סמכויות הממשלה לשנות במהלך השנה את התקציב ואת התחומים שבהם היא נדרשת לקבל את אישור הכנסת או את אישורה של ועדת הכספים של הכנסת
- דרכי השימוש ברזרבות
- עדיפות חוק התקציב על חוקים אחרים ודרכי אכיפתו
- מגבלות אשראי על רשויות מקומיות ועל גופים מתוקצבים
- הוראות מיוחדות לגבי גופים מתוקצבים.

בהתאם לאמור בחוק יסודות התקציב, מוצע חוק התקציב השנתי, הקובע את ההוצאה המרבית שמורשית הממשלה להוציא בשנת הכספים השוטפת, ואת חלוקתה לסעיפי התקציב, לתחומי פעולה ולתכניות, כמפורט בתוספת הראשונה לחוק.

בנוסף לכך נקבעו בחוק גם סכומים מרביים להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם.גם אלה מוגדרים ברמת סעיפים, תחומי פעולה ותכניות, והם מפורטים ב"תוספת הראשונה".

ב"תוספת השנייה" לחוק קבועים סעיפי התקציב של המפעלים העסקיים.

שר האוצר, כממונה על ביצוע התקציב השנתי, מוסמך להתקין תקנות והוראות מינהל לביצועו.

חוק הרשאה

חוק התקציב בישראל הוא חוק הרשאה, המתיר לממשלה להוציא בשנת הכספים את הסכומים הנקובים בו, אך אינו מחייב אותה לעשות כן. הרשאה זו מתייחסת להוצאה, להוצאה מותנית בהכנסה, להרשאה להתחייב ולשיא כוח אדם.

הוצאה

תקציב ההוצאה לשנה מסויימת מתיר לממשלה להוציא באותה השנה סכום שחלוקתו מופיעה בטור הראשון של "התוספת הראשונה" לחוק. הממשלה רשאית, באישור ועדת הכספים של הכנסת, להעביר סכומים בין סעיפי התקציב השונים.

הוצאה מותנית בהכנסה

הרשאה נוספת, המותנית בקבלת הכנסות מגורמים חוץ ממשלתיים. חלוקת הוצאה זו מופיעה בטור השני של "התוספת הראשונה".

הרשאה להתחייב

בנוסף למגבלה על ההוצאה בפועל, מגביל החוק התחייבויות באמצעות הרשאה להתחייב. הרשאה זו, המופיעה בטור השלישי של "התוספת הראשונה", מציינת את הסכום המרבי שהממשלה רשאית להתחייב עליו באותה התכנית, במשך שנת הכספים. גם אם יתבצע התשלום בשנים הבאות, הֶסדר זה מאפשר לממשלה לפעול במסגרת תכניות רב־שנתיות בפיקוח תקציבי נאות.

לגבי תכניות בתקציב הרגיל שבהן לא נקוב סכום הרשאה להתחייב אלא סכום הוצאה ו/או הוצאה מותנית בהכנסה, ניתן להתחייב בגובה הסכומים האלה, במידה שההוצאה תיעשה במרוצת אותה שנת הכספים, או בשנת הכספים שלאחריה.

שיא כוח אדם

מספר המשרות המרבי שהממשלה ראשית למלא בשנה מסוימת מופיע בטור הרביעי של "התוספת הראשונה".

בסיס ההוצאה בתקציב

בסיס מזומנים
חוק התקציב מושתת על בסיס מזומנים. כהוצאה תקציבית נחשב תשלום במזומן או זיכוי של החשב הכללי.

בסיס ביצוע
כדי לאפשר למפעלים העסקיים, המוכרים מוצרים ושירותים לציבור, לנהל מערכת חשבונאות קרובה ככל האפשר לזו של גוף מסחרי, הושתת התקציב שלהם על אותו בסיס ביצוע. כלומר, הוצאה של מפעלים עסקיים אלה נחשבת בתור שכזו כאשר בוצעה העבודה או משנתקבל השירות או הנכס, בין אם בוצע התשלום ובין אם נדחה למועד מאוחר יותר. על אותו הבסיס מוגדרת גם ההכנסה של המפעלים העסקיים.

רזרבות
ב"תוספת הראשונה" קיימת הרזרבה הכללית. כן קיימות בתקציב רזרבות מיועדות בתקציבי המשרדים השונים. החוק מקנה לשר האוצר סמכות לקבוע, באישור ועדת הכספים של הכנסת, את המטרות והיעדים להוצאת סכומי הרזרבות.

שימוש בעודפי שנה קודמת
כספים שלא הוצאו בשנה מסויימת ניתנים לניצול בשנה שלאחריה, בתנאי שנותר עודף בסעיף ההוצאה הראשי. שר האוצר מוסמך לאשר עודפים לניצול, לאחר מתן הודעה על כך לוועדת הכספים של הכנסת. הסכום המותר לשימוש ייתוסף לסכומים המאושרים בתקציב השנה השוטפת.

עודפים מיוחדים
באישור ועדת הכספים של הכנסת, רשאי שר האוצר לכלול ברשימת העודפים המיוחדים פרטי הוצאה מתקציב שנה קודמת, שלגביהם לא יקוזזו הגירעונות, אם יהיו כאלה, בסעיפי תקציב ראשיים שבהם מופיעים פרטי ההוצאה האמורים.

שינויים בחוק התקציב במהלך שנת הכספים

"חוק יסודות התקציב" מאפשר ביצוע שינויים במהלך השנה. כל שינוי בתכנית טעון הודעה לוועדת הכספים של הכנסת. שינויים בשיעורים העולים על השיעורים הנקובים בחוק מחייבים את אישורה המוקדם של הוועדה.

דוח תקבולים, הוצאות ומילוי משרות
על שר האוצר להגיש לכנסת דוח על התקבולים, ההוצאות ומילוי המשרות בתקציב, לכל תוספותיו וחלקיו, תוך שישה חודשים מתום שנת הכספים. בנוסף לכך, על השר להגיש לוועדת הכספים של הכנסת, בסוף כל רבעון, אומדן של ביצוע הגירעון ומימונו, המבוסס על נתוני קופה.

ביצוע התקציב

התקנת תקנות והאצלת סמכויות

שר האוצר ממונה על ביצוע "חוק יסודות התקציב" וחוק התקציב השנתי. הוא רשאי להתקין תקנות, לרבות פירוט נוסף של תכניות, וכן להאציל את סמכויותיו לפי "חוק יסודות התקציב", לרבות הסמכות להתקין תקנות ביצוע, כולל סדרי ניהול כספים וחשבונות, פרט לתקנות בעלות תוקף תחיקתי.

פיקוח על הביצוע מבחינת חוקיות ההוצאה

הסמכות לפקח על ביצוע התקציב מבחינת חוקיות ההוצאה, העמידה במסגרת התקציב המאושר והתקנת התקנות בדבר סדרי ניהול כספים וחשבונות, מואצלות כל שנה לחשב הכללי. הוא פועל באמצעות חשבי המשרדים הצמודים למשרדים השונים, אך אחראים ישירות בפניו וכפופים לו מבחינה ארגונית. חתימת חשב המשרד היא תנאי הכרחי למתן תוקף לכל התחייבות או הוצאה של הממשלה.

ביצוע התקציב לגבי תאגידים

סעיפי חוק התקציב המתייחסים לגופים מתוקצבים, לרשויות מקומיות ולגופים נתמכים, מַקנים סמכויות ביצוע, בנוסף לשר האוצר, גם לשרים הנוגעים בדבר (השרים הממונים).

ביקורת חיצונית על ביצוע התקציב

ביקורת חיצונית על ביצוע חוק התקציב נתונה בידי מבקר המדינה, המגיש את הדין וחשבון השנתי שלו לכנסת. הערות והמלצות של מבקר המדינה, הנוגעות לחוק התקציב ולביצועו, לדין וחשבון על התקבולים והוצאות המדינה ולמאזן התחייבויותיה וזכויותיה של המדינה, נדונות בוועדה לענייני ביקורת המדינה. מסקנות הוועדה מובאות לאישור הכנסת.

מסמכי חוק התקציב

הצעת חוק התקציב השנתי מפרטת את סך ההוצאה השנתית, שמותר לממשלה להוציא בשנת הכספים. נוסף לכך, מפורטים תקציב ההוצאה המותנית בהכנסה, שיא כוח האדם, תקציבי המפעלים העסקיים וההלוואות מבנק ישראל.

להצעת חוק התקציב מצורפות שתי תוספות:

התוספת הראשונה

פירוט תקציב ההוצאות

כאן מפורטים תקציב ההוצאה, ההוצאה המותנית בהכנסה, הרשאה להתחייב ושיא כוח האדם של הממשלה. בצד ההוצאות, מורכבת התוספת הראשונה משלושה חלקים:

חלק א: התקציב הרגיל

תקציב זה מסוּוג לפי תחומי מימשל ומינהל, ביטחון, רשויות מקומיות, שירותי חברה, ענפי המשק, תשלומי ריבית (למעט לבנק ישראל) וסבסוד אשראי ורזרבות.

חלק ב: תקציב פיתוח וחשבון הון

חלק זה כולל השקעות ישירות של הממשלה בתחומים שונים, מתן אשראי ותשלומי קרן.

חלק ג: החזר חובות לבנק ישראל

חלק זה כולל תשלומי קרן וריבית לבנק ישראל, בגין מקדמות משנים עברו.

תחזית התקבולים והמילוות

גם תחזית ההכנסות מחולקת לשלושה חלקים:

חלק א: תקבולים שוטפים

חלק זה כולל מסים על הכנסה ורכוש, מסים על הוצאה, אַגרות בעד שירותים, ריבית ורווחים, תמלוגים ותקבולים אחרים.

חלק ב: תקבולים ממילוות וחשבון הון

חלק זה כולל החזרי השקעות של הממשלה ופירעון הלוואות שנתנה, הפרשות לפנסיה ופיצויים, מילוות שקיבלה בארץ ומילוות ומענקים שקיבלה מחו"ל.

חלק ג: תקבולים מבנק ישראל

חלק זה כולל את מקדמת בנק ישראל למימון החזר החוב לבנק ישראל.

תחזית תקציב הוצאות המס - ההטבות

בתחזית זו מפורטים הסכומים שלא ייגבו בשל הטבות מס, לפי חלוקה להטבות במס הכנסה והטבות במיסים עקיפים.

התוספת השנייה

תוספת זו כוללת פירוט התקבולים, ההוצאות, ההרשאה להתחייב ושיא כוח האדם של המפעלים העִסקיים של הממשלה. התוספת השנייה מורכבת משני חלקים:

חלק א: תחזית תקבולים של מפעלים עסקיים

חלק זה כולל את תקבולי המפעלים העסקיים (לדוגמה: לשכת הפרסום הממשלתית, מינהל מקרקעי ישראל), התקבולים המופיעים כאן נחשבים כתקבולי המדינה, אך אינם כלולים באומדן התקבולים והמילוות בתוספת הראשונה.

חלק ב: תחזית ההוצאות של מפעלים עִסקיים

חלק זה כולל את אומדני ההוצאות של המפעלים העִסקיים.

מחירי התקציב

הסכומים בחוק ובלוחות התקציב נקובים באלפי שקלים. הנתונים לגבי הצעת תקציב 2006 הם במחירים של ממוצעים משוערים לתקופה ינואר-דצמבר 2006. הנתונים המתייחסים לתקציב 2005 נקובים במחירי התקציב המקורי 2005 ונתוני ביצוע התקציב של 2004 הם במחירים בפועל בשנת התקציב 2004.

מקדמי המעבר לשנות התקציב 2004-2006
ממוצע לעומת ממוצע
(באחוזים)

	2004	2005	2006
קניות	0.0	0.0	0.0
שכר במגזר הציבורי	-5.0	2.9	1.8
שכר ממשלתי	-4.2	4.3	1.95
מטבע חוץ (דולר)	-8.9	-0.9	-0.7
תשומות בנייה	0.0	0.0	0.0

מקדמי התקציב מקדמים את רמת המחירים, שעל בסיסה נבנה תקציב השנה השוטפת, לרמה הממוצעת החזויה לשנת התקציב הבאה. אי לכך, אין לראות במקדמי המעבר המופיעים בלוח דלעיל תחזיות לעליית מחירים לשנה הבאה.

משרדי הממשלה יתייחסו לתקציב במחירים נומינליים ויתכננו את הוצאותיהם בהתאם לתקציב.

שיא כוח אדם לשנים: 2004-2006

		הצעת התקציב לשנת 2006	תקציב מקורי לשנת 2005	ביצוע התקציב לשנת 2004
	סך-הכל כללי	**74,557**	**74,485**	**72,866**
	סך-הכל משרדי ממשלה	**56,423**	**56,439**	**54,680**
01	נשיא המדינה	37	38	39
02	הכנסת*	462	462	379
04	משרד ראש הממשלה	767	804	629
05	משרד האוצר	5,074	5,141	5,083
06	משרד הפנים	907	781	687
07	המשרד לביטחון הפנים**	24,984	24,230	23,359
08	משרד המשפטים	3,112	3,163	3,105
09	משרד החוץ	805	919	918
11	משרד מבקר המדינה***	530	535	467
15	משרד הביטחון**	1,761	1,785	1,859
17	תיאום הפעולות בשטחים	151	156	150
19	משרד המדע	38	38	35
20	משרד החינוך	1,664	1,678	1,663
23	משרד הרווחה	2,193	2,232	2,278
24	משרד הבריאות	7,968	7,726	8,215
25	תגמולים לנכים	58	61	45
26	המשרד לאיכות הסביבה	189	195	189
29	משרד הבינוי השיכון	600	627	555
30	המשרד לקליטת העלייה	384	419	373
33	משרד החקלאות ופיתוח הכפר	1,243	1,322	1,252
34	משרד התשתיות הלאומיות	253	261	239
36	משרד התעשייה, המסחר והתעסוקה	1,607	1,681	1,673
37	משרד התיירות	152	148	135
39	משרד התקשורת	87	90	83
40	משרד התחבורה	508	524	940
43	המרכז למיפוי ישראל	231	238	246
46	חוק חיילים משוחררים	22	22	22
54	רשויות הפיקוח	7	7	7
68	היחידה לעניין העובדים הזרים	55	56	55
47	רזרבה כללית	497	1,101	

שיא כוח אדם לשנים: 2006-2004 (המשך)

		הצעת התקציב לשנת 2006	תקציב מקורי לשנת 2005	ביצוע התקציב לשנת 2004
	סך-הכל מפעלים עיסקיים	18,134	18,046	18,186
89	מפעלי משרד ראש הממשלה ומשרד האוצר	104	109	108
94	בתי חולים ממשלתיים**	17,546	17,439	17,588
95	נמל יפו ונמל חדרה	5	5	4
96	בנק הדואר	3	3	3
98	מינהל מקרקעי ישראל	476	490	483

* הצעת התקציב השנתי של הכנסת מוגשת לאישור ועדת הכנסת על ידי יו"ר הכנסת, ומהווה חלק מחוק התקציב.

** נתוני תקציב מקורי 2004.

*** תקציב משרד מבקר המדינה נקבע בידי ועדת הכספים של הכנסת ומהווה חלק מחוק התקציב.
פירוט של תקציב זה מתפרסם בנפרד לפי חוק יסוד: מבקר המדינה.

סך תקני כוח אדם לשנת 2006*

		שיא כוח אדם	עבודה ארעית במונחי משרות	סך תקני כוח אדם
	סך-הכל כללי	74,567	18,311	92,870
	סך-הכל משרדי ממשלה	56,423	17,178	73,603
01	נשיא המדינה	37	15	52
02	הכנסת	462	114	576
04	משרד ראש הממשלה	767	624	1,391
05	משרד האוצר	5,074	1,250	6,324
06	משרד הפנים	907	561	1,468
07	המשרד לביטחון הפנים	24,964	3,201	28,165
08	משרד המשפטים	3,112	3,132	6,244
09	משרד החוץ	905	1,479	2,384
11	משרד מבקר המדינה	530		530
14	מימון מפלגות		620	620
15	משרד הביטחון	1,761		1,761
17	תיאום הפעולות בשטחים	151	65	216
19	משרד המדע	36	23	59
20	משרד החינוך	1,664	738	2,402
23	משרד הרווחה	2,193	419	2,612
24	משרד הבריאות	7,968	2,070	10,038
25	תגמולים לנכים	59	27	86
26	המשרד לאיכות הסביבה	189	266	455
29	משרד הבינוי והשיכון	600	154	754
30	המשרד לקליטת העלייה	384	119	503
33	משרד החקלאות ופיתוח הכפר	1,243	658	1,901
34	משרד התשתיות הלאומיות	253	147	400
35	משרד התעשייה, המסחר והתעסוקה	1,607	165	1,772
37	משרד התיירות	152	35	187
39	משרד התקשורת	87	60	147
40	משרד התחבורה	508	383	891
43	המרכז למיפוי ישראל	231	31	262
46	חוק חיילים משוחררים	22	1	23
54	הוצאות רפואה	7	114	121

סך תקני כוח אדם לשנת 2006 (המשך)

(באלפי ש"ח)

		שיא כוח אדם	עבודה ארעית במונחי משרות	סך תקני כוח אדם
56	נציבות שיוויון זכויות לאנשים עם מוגבלות		9	9
68	היחידה למיין העובדים הזרים	55	197	252
47	רזרבה כללית	497	500	997
	סך-הכל מפעלים עיסקיים	**18,134**	**1,134**	**19,267**
	----------------	======	======	======
89	מפעלי משרד ראש הממשלה ומשרד האוצר	104	28	132
94	בתי חולים ממשלתים	17,546	908	18,454
95	נמל יפו ונמל חדרה	5	3	8
96	בנק הדואר	3		3
98	מינהל מקרקעי ישראל	476	195	671

תקציב הוצאות ברוטו לשנים 2006-2004
(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
	סך-הכל כללי	**284,210,000**	**279,136,600**	**256,401,550**
	חלק א': תקציב רגיל	211,480,927	207,531,103	197,434,527
	חלק ב': תקציב פיתוח וחשבון הון	72,729,073	71,605,497	57,498,421
	חלק ג': החזר חובות לבנק ישראל			1,468,602
	חלק א': תקציב רגיל	**211,480,927**	**207,531,103**	**197,434,527**
	מימשל ומינהל	**27,379,008**	**25,827,106**	**21,214,758**
01	נשיא המדינה	26,618	25,847	26,351
02	כנסת	388,092	344,501	294,520
03	חברי ממשלה	15,955	15,667	13,450
04	משרד ראש הממשלה	3,502,042	2,905,986	707,262
05	משרד האוצר	1,824,003	1,778,740	1,710,027
06	משרד הפנים	383,745	383,335	400,201
07	המשרד לביטחון הפנים	7,951,046	7,396,264	7,262,539
08	משרד המשפטים	2,230,981	2,139,662	1,864,949
09	משרד החוץ	1,371,930	1,335,799	1,299,324
11	משרד מבקר המדינה	214,238	223,546	166,563
12	גמלאות ופיצויים	8,181,060	7,721,747	6,008,566
13	הוצאות שונות	490,745	1,065,327	991,577
14	מימון מפלגות	406,797	109,750	105,737
19	משרד המדע, התרבות והספורט	139,990	134,432	130,383
26	המשרד לאיכות הסביבה	206,334	203,973	192,512
68	היחידה לעניין העובדים הזרים	45,432	42,528	40,797
	ביטחון	**48,103,652**	**46,260,819**	**50,615,898**
15	משרד הביטחון	45,771,589	45,877,214	50,317,712
16	הוצאות חירום אזרחיות	179,114	221,941	156,262
17	תאום הפעולות בשטחים	152,949	161,664	141,924

תקציב הוצאות ברוטו לשנים 2004-2006 (המשך)

(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
18	רשויות מקומיות	3,731,711	3,420,617	3,692,418
	שירותי חברה	85,522,343	82,643,177	81,046,525
20	משרד החינוך	27,192,408	25,863,322	25,912,706
21	החשכלה הגבוהה	5,963,336	5,732,104	5,163,213
22	המשרד לענייני דתות			
23	משרד העבודה והרווחה	4,223,384	4,045,987	4,063,728
27	העברות לביטוח לאומי	22,060,162	21,347,283	20,175,607
24	משרד הבריאות	17,081,078	16,815,628	16,483,815
25	תגמולים לנכים	1,474,562	1,510,679	1,455,905
29	משרד הבינוי והשיכון	226,268	237,814	223,009
30	המשרד לקליטת העלייה	1,473,633	1,405,531	1,283,032
32	תמיכות שונות	4,498,836	4,356,488	5,266,617
46	חוק חיילים משוחררים	1,326,115	1,326,016	1,017,531
56	נציבות שוויון זכויות לאנשים עם מוגבלות	2,561	2,325	1,362
	כלכלה ומשק	7,843,175	7,785,194	8,918,418
33	משרד החקלאות	876,540	945,353	1,102,640
34	משרד התשתיות הלאומיות	158,559	167,940	193,018
31	הוצאות משק הדלק			
35	הועדה לאנרגיה אטומית	147,927	147,927	141,950
36	משרד התעשייה והמסחר	1,700,816	1,615,015	1,596,519
37	משרד התיירות	245,226	203,687	261,582
38	תמיכות בענפי משק	1,823,074	1,607,117	2,167,858
39	משרד התקשורת	46,362	48,822	54,571
40	משרד התחבורה	412,261	380,507	544,153
42	מענקי בינוי ושיכון	2,176,927	2,398,735	2,202,272
43	המרכז למיפוי ישראל	95,115	94,212	71,017
28	אחזקת כבישים בין-עירוניים			487,473
54	רשויות הפיקוח	134,857	102,644	111,626
59	תאגידים עירוניים למים וביוב	25,511	73,235	3,739

תקציב הוצאות ברוטו לשנים 2006-2004 (המשך)

(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
44	**סבסוד אשראי**	**35,450**	**31,066**	**29,049**
45	**תשלום ריבית ועמלות**	**35,496,000**	**36,084,434**	**31,917,461**
	רזרבות	**5,369,588**	**5,478,690**	
47	רזרבה כללית	5,369,588	5,478,690	
חלק ב': תקציב פיתוח וחשבון הון		**72,729,073**	**71,605,497**	**57,498,421**
	תקציב פיתוח	13,644,073	13,969,297	13,256,240
	השקעות במימשל ומינהל	**678,877**	**627,108**	**569,562**
51	דיור ממשלתי	55,808	63,678	57,862
52	משטרה ובתי סוהר	317,018	312,148	335,640
53	בתי משפט	200,316	159,541	130,410
55	אוצר	105,735	91,741	45,650
57	**רשויות מקומיות**	**15,933**	**161,204**	**290,876**
	השקעות בשירותי חברה	**5,022,761**	**5,807,446**	**4,992,532**
60	חינוך	525,903	918,957	329,171
67	בריאות	226,226	187,947	191,337
70	שיכון	4,270,632	4,700,542	4,472,024
	השקעות בענפי משק	**7,926,502**	**7,373,539**	**7,402,250**
72	חקלאות			
73	מפעלי מים	454,643	655,551	661,303
76	פיתוח תעשייה	89,945	107,063	63,510

תקציב הוצאות ברוטו לשנים 2006-2004 (המשך)

(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
78	תיירות	114,946	83,387	91,671
79	פיתוח תחבורה	4,076,481	3,466,895	2,880,533
83	הוצאות פיתוח שונות	3,190,487	3,060,663	3,705,233
84	תשלום חובות	59,085,000	57,638,200	44,243,181
חלק ב': החזר חובות לבנק ישראל				1,468,602
99	ריבית לבנק ישראל			792,402
	קרן לבנק ישראל			676,200

תקציב הוצאות נטו לשנים 2006-2004
(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
	סך-הכל כללי	**271,437,014**	**266,662,929**	**242,375,443**
	חלק א:תקציב רגיל	199,998,393	196,273,463	184,489,083
	חלק ב: תקציב פיתוח וחשבון הון	71,438,621	70,389,446	56,417,758
	חלק ג: החזר חובות לבנק ישראל			1,468,602
	חלק א : תקציב רגיל	**199,998,393**	**196,273,463**	**184,489,083**
	מימשל וסיגול	**25,245,118**	**24,068,642**	**20,158,199**
01	נשיא המדינה	26,000	25,229	25,824
02	הכנסת	382,952	339,361	293,532
03	חברי ממשלה	15,955	15,667	13,450
04	משרד ראש הממשלה	3,366,272	2,875,242	682,639
05	משרד האוצר	1,564,567	1,518,922	1,526,882
06	משרד הפנים	337,922	348,809	383,772
07	המשרד לביטחון הפנים	7,504,860	7,010,323	6,970,799
08	משרד המשפטים	1,758,777	1,677,118	1,637,054
09	משרד החוץ	1,315,216	1,278,683	1,203,466
11	משרד מבקר המדינה	214,238	223,546	166,563
12	גמלאות ופיצויים	7,674,828	7,335,079	5,821,509
13	הוצאות שונות	355,394	969,976	991 377
14	מימון מפלגות	406,797	109,750	105,737
19	משרד המדע, התרבות והספורט	104,715	118,277	116,218
26	משרד לאיכות הסביבה	171,193	178,032	178,560
68	היחידה לענין העובדים הזרים	45,432	42,528	40,797
	ביטחון	**42,452,051**	**42,283,044**	**45,762,186**
15	משרד הביטחון	42,182,198	41,961,567	45,504,641
16	הוצאות חירום אזרחיות	179,114	221,941	155,802
17	תאום הפעולות בשטחים	90,739	99,536	101,743

תקציב הוצאות נטו לשנים 2004-2006 (המשך)

(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
18	רשויות מקומיות	3,731,711	3,420,617	3,692,418
	שירותי חברה	80,723,090	78,011,722	74,846,457
20	משרד החינוך	25,716,128	24,531,094	24,685,907
21	ההשכלה הגבוהה	5,943,336	5,732,104	5,151,490
22	המשרד לענייני דתות			
23	משרד העבודה והרווחה	3,090,565	2,950,634	2,829,465
27	העברות לביטוח לאומי	22,060,162	21,347,283	20,175,607
24	משרד הבריאות	14,989,163	14,734,074	14,277,883
25	תגמולים לנכים	1,472,750	1,508,667	1,454,094
29	משרד הבינוי והשיכון	222,768	230,614	220,939
30	המשרד לקליטת העלייה	1,436,106	1,327,623	1,247,226
32	תמיכות שונות	4,463,436	4,321,088	3,684,955
46	חוק חיילים משוחררים	1,326,115	1,326,018	1,017,529
56	נציבות שוויון זכויות לאנשים עם מוגבלות	2,561	2,325	1,362
	כלכלה ומשק	6,945,385	6,895,368	8,083,313
33	משרד החקלאות ופיתוח הכפר	662,233	730,987	943,278
34	משרד התשתיות הלאומיות	150,016	159,239	186,809
31	הוצאות משק הדלק			
35	הוועדה לאנרגיה אטומית	147,927	147,927	141,950
36	משרד התעשייה והמסחר	1,646,579	1,563,533	1,534,119
37	משרד התיירות	233,081	191,522	260,042
38	תמיכות בענפי משק	1,353,694	1,130,824	1,655,658
39	משרד התקשורת	46,099	48,557	54,402
40	משרד התחבורה	351,411	288,997	470,979
42	מענקי בינוי ושיכון	2,123,539	2,390,948	2,199,347
43	המרכז למיפוי ישראל	70,758	66,955	54,497
28	תחזוקת כבישים בין-עירוניים			486,967
54	רשויות פיקוח	134,557	102,644	111,526
58	תאגידים עירוניים למים וביוב	25,511	73,235	3,739

תקציב הוצאות נטו לשנים 2006-2004
(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
44	סבסוד אשראי	35,450	31,066	29,049
45	תשלום ריבית	35,496,000	36,084,434	31,917,461
	רזרבות	5,389,588	5,478,690	
47	רזרבה כללית	5,389,588	5,478,690	
	חלק ב': תקציב פיתוח וחשבון הון	71,438,621	70,389,446	56,417,758
	תקציב פיתוח	12,353,621	12,753,246	12,174,577
	השקעות במימשל ומינהל	547,621	471,877	481,089
51	דיור ממשלתי	6,900	8,805	16,024
52	משטרה ובתי סוהר	264,675	229,795	290,302
53	בתי משפט	199,316	158,541	130,410
55	אוצר	76,730	74,736	44,353
57	רשויות מקומיות	15,933	161,204	290,876
	השקעות בשירותי חברה	3,994,016	4,869,436	4,032,557
60	חינוך	525,903	918,957	329,171
67	בריאות	145,603	125,092	152,613
70	שיכון	3,322,510	3,825,387	3,550,773

תקציב הוצאות נטו לשנים 2006-2004 (המשך)

(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
	השקעות בענפי משק	**7,796,051**	**7,250,729**	**7,370,055**
72	חקלאות			
73	מפעלי מים	448,643	655,551	657,344
76	פיתוח תעשייה	49,945	57,083	36,810
78	תיירות	89,946	83,387	91,671
79	פיתוח תחבורה	4,076,481	3,466,895	2,879,650
83	הוצאות פיתוח שונות	3,131,036	2,987,853	3,704,580
84	**תשלום חובות**	**59,085,000**	**57,636,200**	**44,243,181**
	חלק ג': החזר חובות לבנק ישראל			**1,468,602**
99	ריבית לבנק ישראל			792,402
	קרן לבנק ישראל			676,200

תשלום חובות קרן לשנים 2006-2004

(באלפי ש"ח)

	הצעת התקציב לשנת 2006	תקציב מקורי לשנת 2005	ביצוע התקציב לשנת 2004
סך הכול כללי	**59,085,000**	**57,636,200**	**44,243,181**
מילות פנים	45,757,000	45,336,200	34,183,318
ביטוח לאומי	6,655,000	6,495,600	6,215,936
מילות באמצעות מינהל			
מילות המדינה	37,175,000	36,143,600	25,511,591
מילות חובה	36,000	36,000	1,354
כספי אמיסיות ובנקים			
שהופקדו באוצר	1,391,000	1,691,000	2,113,056
מילות והפקדות שונות	500,000		341,382
רזרבה		970,000	
מילות חוץ	13,328,000	12,300,000	10,059,863
מילות העצמאות והפיתוח	6,439,000	6,028,386	6,209,658
מילות בין-ממשלתיים	2,447,000	2,520,518	2,405,994
מילות מבנקים בארץ ובחו"ל	1,039,000	27,812	20,158
מילות על סמך ערבויות מארה"ב	3,357,000	2,609,338	1,398,824
מילות שונים	46,000	713,311	25,229
רזרבה		400,835	

* לא כולל בנק ישראל.

תשלום חובות* ריבית (ברוטו) לשנים: 2004-2006

(באלפי ש"ח)

	הצעת התקציב לשנת 2006	תקציב מקורי לשנת 2005	ביצוע התקציב לשנת 2004
סך-הכול כללי	**35,496,000**	**36,084,434**	**31,917,461**
מילוות פנים	28,136,000	27,990,552	26,364,824
ביטוח לאומי	5,216,000	5,020,603	4,527,942
מילוות באמצעות מנהל מילוות המדינה	21,984,000	22,185,588	20,994,908
מילוות חובה	24,000	24,000	2,330
כספי אפוטרופוסים ובנקים	412,000	423,100	550,873
מענקים לתכניות חיסכון וקופות גמל			107
מילוות והפקדות שונות	500,000	337,261	288,664
מילוות חוץ	7,360,000	8,093,682	5,552,637
מילווה העצמאות והפיתוח	2,301,000	1,980,000	1,750,206
מילוות בין-ממשלתיים	1,119,000	1,330,000	1,477,259
מילוות מבנקים בארץ ובחו"ל	53,000	62,000	23,095
מילוות על-סמך ערבויות ממשלת ארה"ב	2,548,000	2,852,000	1,164,071
מילוות שונים	1,341,000	1,724,000	1,138,006
רזרבה		145,882	

* לא כולל בנק ישראל.

ריכוז התקבולים והמילוות לשנים 2006-2004

(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
	סך-הכול כללי	**271,437,014**	**266,682,929**	**242,374,344**
	חלק א: תקבולים שוטפים	199,972,882	196,200,248	184,484,245
	חלק ב: תקבולים ממילוות וחשבון הון	71,464,132	70,462,681	56,421,497
				1,468,602
	חלק א: תקבולים שוטפים	**199,972,882**	**196,200,248**	**184,484,245**
	מסים ותשלומי חובה	169,200,000	163,231,000	152,677,923
	מסי הכנסה ורכוש	88,600,000	84,470,000	79,738,281
001	מס הכנסה	75,500,000	72,370,000	76,013,926
002	מס ערך מוסף על מלכ"רים ומוסדות פיננסיים	7,700,000	7,450,000	
003	מס שבח	1,400,000	950,000	1,269,733
004	מס רכישה	2,000,000	1,850,000	2,288,264
005	מס מכירה ומס רכוש	200,000	100,000	166,358
007	מס מעסיקים	1,800,000	1,750,000	
	מסי הוצאה	80,600,000	78,761,000	72,939,642
011	מכס והיטל על הייבוא	2,000,000	1,800,000	1,597,555
012	מע"מ, כולל מע"מ על ייבוא בטחוני	49,700,000	49,761,000	45,889,555
013	מס קניה	12,400,000	11,800,000	10,643,953
015	בלו	900,000	850,000	911,040
018	מס דלק	9,900,000	8,700,000	7,919,072
020	מס בולים	400,000	550,000	883,095
024	אגרות כלי רכב	2,300,000	2,200,000	2,440,332
025	אגרות ורשיונות אחרים	3,000,000	3,000,000	2,655,040
	ריבית ורווחים	2,450,000	2,635,510	2,543,090
034	ריבית במט"ח	150,000	158,560	236,834

ריכוז התקבולים והמילוות לשנים 2006-2004 (המשך)

(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
035	ריבית בשקלים	2,300,000	2,476,950	2,306,256
	תמלוגים	1,105,677	835,490	828,585
042	תמלוגים ממפעלים עסקיים		174	
043	תמלוגים מאוצרות טבע	233,911	185,571	133,911
044	תמלוגים מחברות ממשלתיות	274,500	335,235	321,444
045	דיבידנדים מחברות ממשלתיות	597,266	314,510	173,230
	תקבולים שונים	1,380,508	1,716,684	2,075,466
046	החזר על חשבון תקציב שנים קודמות	82,580	113,041	82,580
047	הכנסות משירותים שונים	930,233	1,275,195	1,525,191
050	דמי שימוש בנכסים ממשלתיים	195,357	222,846	195,357
048	הכנסה מיועדת מעל האומדן	172,338	105,602	272,338
	העברה מחלק ב'	25,838,697	27,781,584	26,559,181
	חלק ב': תקבולים ממילוות וחשבון הון	**71,464,132**	**70,482,681**	**56,421,497**
	החזר השקעות והלוואות הממשלה	6,272,000	6,136,117	6,335,690
051	גביית קרן בשקלים	5,700,000	5,560,500	5,682,571
053	גביית קרן במט"ח	40,000	44,595	126,209
076	הכנסות ממכירת קרקעות מדינה	532,000	531,022	526,910
	הפרשות לפנסיה ולפיצויים	24,548	25,778	24,548
071	הפרשות יחידות משקיות	41	2,000	41
072	הפרשות מפעלים עסקיים	11,152	10,018	11,152
073	הפרשות לפנסיה-חברות	13,355	13,760	13,355

ריכוז התקבולים והמילוות לשנים 2004-2006 (המשך)
(באלפי ש"ח)

		הצעת התקציב לשנת 2006	חוק מקורי לשנת 2005	ביצוע התקציב לשנת 2004
	הכנסות הון	2,000,000	4,000,000	1,020,014
75	הכנסה ממכירת חברות ובנקים	2,000,000	4,000,000	1,020,014
	מילוות בארץ	61,462,281	61,209,175	47,158,016
081	מילווה מהמוסד לביטוח לאומי	12,411,000	11,916,202	10,800,000
082	הכנסה מאמיסיות והפקדות	49,051,281	49,292,973	36,358,016
	מילוות ומענקים מחו"ל	27,542,000	26,873,175	28,442,410
900	מילווה עצמאות ופיתוח	4,570,000	4,831,740	6,102,068
901	בניכוי: הוצאות הפצה	-219,186	-231,740	-206,113
	מילוות ומענקים מארה"ב:			
902	- ביטחון	10,488,000	10,216,453	8,375,560
904	- סיוע אזרחי	1,104,000	1,656,722	2,137,042
907	- מילוות אחרים	11,599,186	10,400,000	12,033,853
908	הלוואות בנקאיות			
	העברה לחלק א'	-25,836,697	-27,781,564	-26,559,181
	חלק ג': תקבולים מבנק ישראל			**1,468,602**
	מקדמה למימון חוב לבנק ישראל			1,468,602
	סך מקדמות מבנק ישראל			1,468,602
	מקדמה למימון חוב לבנק ישראל			1,468,602